As filed with the Securities and Exchange Commission on April 13, 2016

Registration Nos. 333-209435

333-209435-01

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM SF-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Ally Auto Assets LLC

(Depositor of the Issuing Entities Described Herein and Transferor of the Secured Notes to the Issuing Entities)

Ally Bank Lease Trust

(Issuer with respect to the Secured Notes)

(Exact name of each Registrant as Specified in its Charter)

Delaware	Ally Auto Assets LLC 27-0789648 Ally Bank Lease Trust 37-6564599	333-163392
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)	(Commission File Number of Depositor)

0001477336	0001601846	Ally Bank
(Central Index Key Number of Depositor)	(Central Index Key Number of Sponsor)	(Exact Name of Sponsor as Specified in its Charter)

Ally Auto Assets LLC Corporation Trust Center 1209 Orange Street Wilmington, Delaware 19801 (313-656-5500)	Ally Bank Lease Trust c/o Ally Central Originating Lease LLC 200 Renaissance Center Detroit, Michigan 48265 (313-656-5500)	Ryan C. Farris, President Ally Auto Assets LLC 200 Renaissance Center Detroit, Michigan 48265 (313-656-5500)
(Address, including zip code, and telephone number, including area code, of principal executive offices of Registrant)	(Address, including zip code, and telephone number, including area code, of principal executive offices of Registrant)	(Name, address, including zip code, and telephone number, including area code, of agent for service with respect to each Registrant)

With A Copy To:

Janette A. McMahan Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212-446-4800)	Richard V. Kent, Esq. General Counsel Ally Auto Assets LLC 200 Renaissance Center Detroit, Michigan 48265 (313-656-5500)	Elizabeth A. Raymond Mayer Brown LLP 71 South Wacker Drive Chicago, Illinois 60606 (312-782-0600)

Approximate Date of Commencement of Proposed Sale to the Public: from time to time after the effective date of this Registration Statement as determined in light of market conditions.

If any of the securities being registered on this Form SF-3 are to be offered pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form SF-3 is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form SF-3 is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount Of Registration Fee(2)
Asset Backed Securities	(2)	100%	(2)	(2)
Secured Notes(3)	(4)	(4)	(4)	(4)

(1)	Estimated solely for the purpose of calculating registration fee.
(2)	Pursuant to Rule 457(p), Ally Auto Assets LLC (the “Registrant”) is offsetting $524,428.62 of the filing fees due under this registration statement with the filing fees paid in connection with the related unsold securities of $4,576,166,000 on the Registrant’s registration statements, file numbers 333-206571 and 333-206571-01, filed on August 25, 2015. In addition, pursuant to Rule 457(p), the Registrant is also offsetting $136,400 of the filing fees due under this registration statement with the filing fees paid in connection with the related unsold securities of $1,000,000,000 on the Registrant’s registration statement, file number 333-186227, filed on January 25, 2013 and amended on April 12, 2013. Upon the effectiveness of this Registration Statement, the offerings of the securities registered under those registration statements will be terminated and the related registration statements will be withdrawn. The Registrant is registering securities in the aggregate amount of $6,562,349,751.74 under this registration statement. The total registration fee payable with respect to these securities, $660,828.62, is being offset as described above. An unspecified additional amount of securities is being registered as may from time to time be offered at unspecified prices. The Registrant is deferring payment of all of the registration fees for such additional securities in accordance with Rules 456(c) and 457(s) under the Securities Act.
(3)	Each series of secured notes issued by Ally Bank Lease Trust to Ally Bank will be secured by lease assets of Ally Bank Lease Trust allocated to specific series. The secured notes are not being offered to investors hereunder. Ally Bank will transfer the secured notes to Ally Auto Assets LLC, which in turn will deposit them into one of the Ally Auto Receivables Trusts, the issuer of the Asset Back Notes.
(4)	Not applicable.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated            , 20

Prospectus

ALLY AUTO RECEIVABLES TRUST 20     -SN

Issuing Entity (CIK:                     )

$            Asset Backed Notes, Class A

$            Asset Backed Notes, Class B

$            Asset Backed Notes, Class C

ALLY AUTO ASSETS LLC

Depositor (CIK: 0001477336)

ALLY BANK

Sponsor (CIK: 0001601846)

ALLY FINANCIAL INC.

Servicer and Administrator (CIK: 0000040729)

You should consider carefully the
risk factors beginning on page [12]
in this prospectus .

The notes represent obligations of
the issuing entity only. The notes
do not represent  obligations of or
interests in, and are not
guaranteed by, Ally Auto Assets
LLC, Ally Financial Inc., Ally
Bank, Ally Bank Lease Trust,  Ally
Central Originating Lease LLC or
any of their affiliates. Neither the
notes nor the secured notes are
insured or guaranteed by  any
governmental entity.

Ally Auto Receivables Trust 20 -SN (the “issuing entity”) is offering the following classes of notes by this prospectus:
Class A Notes
	[A-1 Notes](1)			A-2[a] Notes			[A-2b Notes]			A-3 Notes			A-4 Notes			Class B Notes(1)		Class C Notes(1)
Principal Amount	$			$			$			$			$

Interest Rate			%			%		One Month LIBOR plus [ ]%				%			%

Initial Distribution Date

Final Scheduled Distribution Date

Distribution Frequency		Monthly			Monthly			Monthly			Monthly			Monthly		Monthly		Monthly

Price to Public			%			%			%			%			%		%		%

Underwriting Discount			%			%			%			%			%		%		%

Proceeds to Depositor			%			%			%			%			%		%		%

[(1) The Class A-1 Notes, the Class B Notes or the Class C Notes may initially be retained by the depositor or its affiliates.]

The interest rate for [each class of notes] will be a fixed rate [or a floating rate or a combination of a fixed rate and a floating rate if that class has both a fixed rate tranche and a floating rate tranche.] [If the Class A-2 Notes have a floating rate tranche, the issuing entity expects that the principal balance of the floating rate tranche will not exceed $         ].

The aggregate principal amount of the notes being offered under this prospectus is $[        ].

[As described in “Credit Risk Retention” in this prospectus, the depositor will retain [5]% of the principal balance of each class of the notes.]

The primary assets of the issuing entity will consist of a series of non-recourse secured notes. The secured notes have a security interest in a pool of new [and used] automobile and light duty truck leases and the related leased vehicles.

Credit Enhancement and Liquidity

•	Class D Notes with a principal balance of $ .

•	[The Class D Notes are subordinated to the Class A Notes, the Class B Notes and the Class C Notes. The Class D Notes [and the Class RR Notes] are not being offered under this prospectus and will instead be sold in a private placement or retained by the depositor initially.]

•	The Class C Notes are subordinated to the Class A Notes and the Class B Notes. [The Class C Notes are not being offered under this prospectus and will instead be sold in a private placement or retained by the depositor initially.]

•	The Class B Notes are subordinated to the Class A Notes. [The Class B Notes are not being offered under this prospectus and will instead be sold in a private placement or retained by the depositor initially.] [The Class RR Notes are not being offered under this prospectus and will instead be sold in a private placement or retained initially by the depositor.]

•	Overcollateralization in an initial amount of $ , representing the excess of the aggregate ABS Value of the lease assets as of the cutoff date over the aggregate principal amount of all notes issued by the issuing entity.

•	Reserve account, with an initial deposit of $ .

•	[If the issuing entity issues floating rate notes, the issuing entity [may][will] enter into an interest rate [swap][cap] with respect to each class or tranche of floating rate notes, with [ ] as the [swap][cap] counterparty.]

[Revolving Period

The issuing entity will not pay principal during the revolving period, which is scheduled to terminate after the distribution date occurring on             , 20    . However, if the revolving period terminates early as a result of an early amortization event, principal payments may commence prior to that date.]

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

[Underwriters]

The date of this prospectus is             , 20

[CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount Of Registration Fee(2)
Asset Backed Securities		$100%	$
Secured Notes(3)		$(4)	(4)

(1)	Estimated solely for the purpose of calculating registration fee.
(2)	[Description of calculation of registration fee to be included pursuant to Rule 456(c).]]
(3)	The secured notes issued by Ally Bank Lease Trust to Ally Bank will be secured by lease assets of Ally Bank Lease Trust allocated to the 20 -SN pool . The secured notes are not being offered to investors hereunder. Ally Bank will transfer the secured notes to Ally Auto Assets LLC, which in turn will deposit them into Ally Auto Receivables Trust 20 -SN , the issuer of the Asset Backed Notes.
(4)	Not applicable.

IMPORTANT NOTICE ABOUT INFORMATION

PRESENTED IN THIS PROSPECTUS

You should rely only on the information provided in this prospectus and any pricing supplement hereto, including the information incorporated by reference in this prospectus. We have not authorized anyone to provide you with other or different information. We are not offering the notes in any state where the offer is not permitted.

This prospectus provides information regarding the pool of lease assets supporting a series of secured notes held by the issuing entity and the terms of your notes.

You can find definitions of the capitalized terms used in this prospectus in the “Glossary of Terms to Prospectus,” which appears at the end of this prospectus.

The term “Ally Bank,” when used in connection with Ally Bank’s capacity as [acquirer of the lease assets or as] acquisition agent with respect to the lease assets on behalf of ABLT, seller of the secured notes to the depositor or sponsor of the notes, includes any successors or assigns of Ally Bank in such capacity permitted pursuant to the transaction documents.

The term “Ally Financial,” when used in connection with Ally Financial Inc.’s capacity as underwriting agent on behalf of ABLT with respect to the lease assets, servicer of the lease assets, administrator of the secured notes or custodian of the lease asset files, includes any successors or assigns of Ally Financial Inc. in such capacity permitted pursuant to the transaction documents.

[To be included in each prospectus:] Ally Auto Assets LLC has met the registration requirements of General Instruction I.A.1 of Form SF-3 by filing no later than the date of the filing of the final prospectus, and determining that each of its affiliated depositors and issuing entities have timely filed, or have cured by filing at least 90 days prior to the date hereof:

•	the CEO certification described in “The Depositor—CEO Certification” and

•	the transaction documents containing the provisions described in “The Lease Assets and the Secured Notes—Asset Representations Review,” “The Lease Assets and the Secured Notes—Dispute Resolution” and “Reports to Securityholders—Investor Communications.”

FORWARD LOOKING STATEMENTS

Whenever we use words like “intends,” “anticipates” or “expects” or similar words in this prospectus we are making a forward-looking statement, or a projection of what we think will happen in the future. Forward-looking statements are inherently subject to a variety of circumstances, many of which are beyond our control and could cause actual results to differ materially from what we anticipate. Any forward-looking statements in this prospectus speak only as of the date of this prospectus. We do not assume any responsibility to update or review any forward-looking statement contained in this prospectus to reflect any change in our expectation about the subject of that forward-looking statement or to reflect any change in events, conditions or circumstances on which we have based any forward-looking statement, except as required by the federal securities laws.

Prospectus

i

ii

APPENDIX A: STATIC POOL DATA

iii

OVERVIEW

Under this prospectus, we are offering a series of notes that are backed by a pool of new [and used] automobile and light duty truck leases and the related leased vehicles. We refer to this pool as the “20    -SN pool” and to each lease and a beneficial interest in the related leased vehicle in the 20    -SN pool as a “lease asset.”

Ally Bank Lease Trust (“ABLT”) is a limited purpose trust that is wholly-owned by Ally Central Originating Lease LLC, or “ACOL LLC,” a wholly-owned special purpose subsidiary of Ally Bank. ABLT acquired each lease asset in the 20    -SN pool by purchasing the lease and the beneficial interest in related leased vehicle from a dealer [or from Ally Bank]. The leases in the 20    -SN pool generally are acquired by ABLT [or Ally Bank] under special incentive financing or residual support programs. ABLT financed the acquisition of the lease assets from dealers with the proceeds of advances extended to ABLT by Ally Bank under a revolving secured note issued pursuant to an intercompany advance and security agreement. Each leased vehicle in the 20    -SN pool is titled upon acquisition in the name of Vehicle Asset Universal Leasing Trust or V.A.U.L. Trust, which we refer to herein as “VAULT.” Ally Financial established VAULT for the purpose of holding and facilitating the transfer of legal title to the automobiles and light duty trucks subject to leases acquired by Ally Financial, Ally Bank or their subsidiaries, including ABLT. Ally Bank or Ally Financial, as agent of ABLT, will be noted as first lienholder on all of the certificates of title to the leased vehicles in the 20    -SN pool, and the AART indenture trustee will hold a perfected first priority security interest in these leased vehicles on behalf of the noteholders.

Upon the acquisition by ABLT of the lease assets in the 20    -SN pool, ABLT pledged the lease assets to secure its obligations to Ally Bank under the revolving secured note. On or before the [initial] closing date [and on each additional closing date during the revolving period], lease assets, including the beneficial interest in the related leased vehicles, will be allocated within ABLT to the 20    -SN pool. [We refer to these lease assets as the “initial lease assets.”] ABLT will issue a series of non-recourse secured notes, which we refer to herein as the “secured notes” or the “20    -SN secured notes,” to Ally Bank in exchange for a portion of the revolving notes issued under the intercompany advance and security agreement. Each secured note will be secured by a perfected first priority security interest in all of the lease assets in the 20    -SN pool. Two secured notes will be issued for the lease assets allocated to the 20    -SN pool on the “[initial] closing date.” Each of these “[initial] secured notes” will be in the amount equal to 50% of the secured note percentage of the aggregate ABS Value of the [initial] lease assets as of the cutoff date. [An additional secured note will be issued for the lease assets allocated to the 20    -SN pool on each “additional closing date.” We refer to these lease assets as the “additional lease assets.” Each of the “additional secured notes” secured by additional lease assets will be in the amount of     % of the aggregate ABS Value of the additional lease assets.] All secured notes will be paid ratably from aggregate collections on the entire 20    -SN pool.

ABLT also holds lease assets that are not part of the 20    -SN pool, which lease assets ABLT has financed with other non-recourse secured notes. Each pool of lease assets that secures a series of secured notes is a separate series interest under the ABLT declaration of trust and is not an asset of, or allocated as security to, any other series of secured notes.

On the [initial] closing date, Ally Bank will transfer the 20    -SN secured notes to the depositor, which in turn will transfer them to the issuing entity. The issuing entity is issuing the offered notes described in this prospectus and other securities that are not being offered under this prospectus.

VAULT and ABLT have been established to satisfy specific legal and operational requirements for the securitization of the lease assets. The 20    -SN secured notes serve the primary purpose of providing the issuing entity with the right to receive the cash flows generated by the 20    -SN pool of lease assets on a first priority perfected basis. These cash flows—along with the funds in the reserve account—will provide the primary source of payment on the notes issued by the issuing entity. Accordingly, this prospectus will principally describe the lease assets, the cash flows on the lease assets and the terms of the offered notes.

SUMMARY

This summary highlights selected information from this prospectus and does not contain all of the information that you need to consider in making your investment decision. To understand the material terms of this offering of the notes, carefully read this entire prospectus.

THE PARTIES

Sponsor

Ally Bank.

Issuing Entity

Ally Auto Receivables Trust 20    -SN     will be the issuing entity of the notes and the certificates. In this prospectus, we also refer to the issuing entity as the “trust.”

Depositor

Ally Auto Assets LLC will be the depositor to the issuing entity.

ABLT

As further described under “Overview,” ABLT will own the lease assets in the 20    -SN pool and will issue the secured notes.

Servicer, Administrator and Titling Agent

Ally Financial Inc., or “Ally Financial,” will be the servicer of the lease assets held by ABLT, the administrator for the secured notes owned by the issuing entity and the titling agent for the vehicles titled in the name of VAULT. We refer to Ally Financial in its role as the servicer for ABLT as the “servicer,” in its role as the administrator for the issuing entity as the “administrator” and in its role as the titling agent for VAULT as the “titling agent.”

Sub-servicer

Ally Servicing LLC and Ally Bank will be sub-servicers providing collection and administrative services for the servicer.

For a description of the services provided by Ally Servicing LLC and Ally Bank, see “The Servicer and the Administrator” and “Servicing and Administration Procedures” in this prospectus.

[Include information regarding any other servicers.]

Owner Trustees

[                    ] will be the owner trustee of the issuing entity and the owner trustee of ABLT. We refer to [                    ] in its role as the owner trustee for the issuing entity as the “AART owner trustee” and in its role as the owner trustee for ABLT as the “ABLT owner trustee.”

Indenture Trustees

[                    ] will be the indenture trustee under the indenture pursuant to which the issuing entity will issue the notes and under the indenture pursuant to which ABLT will issue the secured notes. We refer to [                    ] in its role as the indenture trustee for the notes as the “AART indenture trustee” and in its role as the indenture trustee for the secured notes as the “ABLT indenture trustee.”

VAULT

As further described under “Overview,” VAULT holds legal title to automobiles and light duty trucks subject to leases owned by ABLT.

Asset Representations Reviewer

[                    ].

[Swap] [Cap] [Counterparty]

[                    ].

THE NOTES

The issuing entity will offer the classes of notes listed on the cover page of this prospectus. The notes will be available for purchase in minimum denominations of $[1,000] and [integral multiples thereof], and will be available in book-entry form only. We sometimes refer to these notes as the “offered notes.” The “record date” for any distribution date will be the close of business on the date immediately preceding the distribution date, or if definitive notes are issued, the last day of the preceding monthly period.

The final scheduled distribution dates of the offered notes are listed on the cover page of this prospectus.

The issuing entity will also issue [Class A-1 Notes with an initial principal balance of $[        ]], Class B Notes with an initial principal balance of $[        ], Class C Notes with an initial principal balance of $[        ][and Class D Notes with an initial principal balance of $        ] [and Class RR Notes with an initial principal balance of $        ]. [The Class A-1 Notes will have a final scheduled distribution date of             , 20    .] [The Class B

Notes will have a final scheduled distribution date of             , 20    .] [The Class C Notes will have a final scheduled distribution date of             , 20    .] [The Class D Notes will have a final scheduled distribution date of             , 20    ]. The [Class A-1 Notes, Class B Notes, Class C Notes] [and Class D Notes] are not being offered under this prospectus and will be sold in one or more private placements or retained initially by the depositor or its affiliate]. [The Class RR Notes will be retained by the depositor or its affiliate.] If the [Class A-1 Notes, Class B Notes, Class C Notes] [and Class D Notes] are retained initially by the depositor or its affiliate, the depositor or its affiliate will retain the right to sell all or a portion of those retained notes at any time. [The depositor or its affiliate may not sell the Class RR Notes until it is permitted to do so as described in “Credit Risk Retention.”]

Interest Payments

•	The interest rate for each class of notes, [other than the Class [A-2] Notes], will be a fixed rate. [The interest rate for the Class [A-2] Notes will be a fixed rate or a combination of a fixed rate and a floating rate if that class has both a fixed rate tranche and a floating rate tranche. For example, the Class [A-2] Notes may be divided into a fixed rate tranche and a floating rate tranche, in which case the Class [A-2]a Notes will be fixed rate notes and the Class [A-2]b Notes will be floating rate notes. We refer in this prospectus to notes that bear interest at a floating rate as “floating rate notes” and to notes that bear interest at a fixed rate as “fixed rate notes.”]

•	[If the issuing entity issues floating rate notes, the issuing entity may enter into a corresponding interest rate [swap][cap].]

•	Interest will accrue on the notes from and including the [initial] closing date to but excluding the first distribution date and for each monthly period thereafter, as set forth below.

•	The issuing entity will pay interest on the notes on the [twentieth] day of each calendar month, or if that day is not a business day, the next business day, beginning on , 20 . We refer to these dates as “distribution dates.”

•	The issuing entity will pay interest on the [fixed rate] notes[, other than the Class A-1 Notes], on each distribution date based on a 360-day year consisting of twelve 30-day months.
•	The issuing entity will pay interest on [the floating rate notes and] [the Class A-1 Notes] on each distribution date based on the actual days elapsed during the period for which interest is payable and a 360 day year.

•	Interest payments on all classes of Class A Notes will have the same priority.

•	The payment of interest on the Class B Notes is subordinated to the payment of interest on, and, in limited circumstances, payments of principal of, the Class A Notes, the payment of interest on the Class C Notes is subordinated to the payment of interest on, and, in limited circumstances, payments of principal of, the Class A Notes and the Class B Notes, [and the payment of interest on the Class D Notes is subordinated to the payment of interest on, and, in limited circumstances, payments of principal of, the Class A Notes, the Class B Notes and the Class C Notes], in each case as described in “Priority of Distributions” below. No interest will be paid on the Class B Notes on any distribution date until all interest due and payable on the Class A Notes has been paid in full. No interest will be paid on the Class C Notes on any distribution date until all interest due and payable on the Class A Notes and the Class B Notes has been paid in full. [No interest will be paid on the Class D Notes on any distribution date until all interest due and payable on the Class A Notes, the Class B Notes and the Class C Notes has been paid in full.]

Principal Payments

•	[The issuing entity will not pay principal on the notes on any distribution date related to the revolving period.]

•	The issuing entity will pay principal on the notes monthly on each distribution date [related to the amortization period].

•	The issuing entity will make principal payments on the notes based on the amount of collections, which include lease payments, amounts received upon the sale of leased vehicles and recoveries from defaults on the lease assets during the prior month.

•	On each distribution date [related to the amortization period], except as described below under “Priority of Distributions—Acceleration,” the amount available to make principal payments on the notes will be applied in the following order of priority:

(1)	to the Class A-1 Notes, until the Class A-1 Notes are paid in full,

(2)	to the Class A-2 Notes, [pro rata among the Class A-2a Notes and the Class A-2b Notes,] until the Class A-2 Notes are paid in full,

(3)	to the Class A-3 Notes, until the Class A-3 Notes are paid in full,

(4)	to the Class A-4 Notes, until the Class A-4 Notes are paid in full,

(5)	to the Class B Notes, until the Class B Notes are paid in full,

(6)	to the Class C Notes, until the Class C Notes are paid in full, and

(7)	[to the Class D Notes, until the Class D Notes are paid in full.]

The failure of the issuing entity to pay any class of notes in full on or before the related final scheduled distribution date will constitute an event of default under the AART indenture.

THE CERTIFICATES

On the [initial] closing date, the issuing entity will issue certificates. The certificates will be retained initially by the depositor and are not being offered under this prospectus. The depositor will retain the right to sell all or a portion of the certificates at any time.

ISSUING ENTITY ASSETS

The primary assets of the issuing entity will consist of the 20    -SN     secured notes. The secured notes will bear interest at a rate of [    ]%. [A portion of] [t]he lease assets allocated to the 20    -SN pool on the [initial] closing date [or on each additional closing date] were [or will be] [generally] acquired or originated by [Ally Bank or] ABLT under special incentive rate financing or residual support programs. Ally Bank or ACOL LLC, as residual Certificateholder of ABLT may be required to purchase or compensate and remove lease assets from the 20    -SN pool in specified circumstances, as detailed in this prospectus under “The Transfer Agreements and Servicing Agreements—Allocation of Lease Assets and Sale and Assignment of Secured Notes.”]

The issuing entity will grant a first priority security interest in the secured notes and the other property of the issuing entity to the AART indenture trustee on behalf of the noteholders. The primary property securing the secured notes will be:

•	the [initial] lease assets, including payments due under the leases on and after a[n initial] cutoff date of , 20 ; we refer to that date as the “[initial] cutoff date,”

•	[the additional lease assets, including payments due under the leases on and after the first day of each calendar month in which additional lease assets are allocated; we refer to each of these dates as a “subsequent cutoff date” and we refer to the cutoff date related to a particular lease asset as the “applicable cutoff date” for that lease asset,]

•	amounts received upon the sale of leased vehicles,

•	proceeds from insurance policies relating to the lease assets,

•	the interest rate [swaps][caps] and contingent assignment, if any, described below,

•	any proceeds from recourse against dealers on the lease assets and

•	the reserve account [, the risk retention reserve account] [and the additional funding account].

The issuing entity assets will also include all rights of the issuing entity under the various transaction documents.

The aggregate principal balance of the secured notes as of the [initial] closing date will be $        .

The initial aggregate ABS value of the lease assets as of the [initial] cutoff date was $        .

As of the [initial] cutoff date, the lease assets had the following characteristics:

	Average	Minimum	Maximum
ABS Value
[Discounted] Lease Residual
Seasoning (In Months)
Remaining Term (In Months)
Original Term (In Months)
Original FICO Score

[Discounted] Lease Residual as a % of Initial ABS Value
[Discounted] Lease Residual as a % of Adjusted MSRP
Percentage of New Vehicles

For an explanation of how these characteristics are calculated, see “The Lease Assets and the Secured Notes—Composition of [Initial] Lease Asset Pool” in this prospectus.

[A small number of lease assets in the [initial] pool of lease assets constitute exceptions to the underwriting criteria of [ABLT and Ally Bank], as described in “Description of Auto Lease Business—Underwriting Exceptions” in this prospectus. The depositor elected to include these lease assets in the pool of lease assets for this offering. These lease assets were included in the pool on the basis that the depositor has historically securitized lease assets with these characteristics and these exceptions are immaterial. The aggregate ABS Value of these exception lease assets is $        . See “The Lease Assets and the Secured Notes—Exceptions to Underwriting Guidelines” in this prospectus for more information regarding these exceptions.]

The depositor performed a review of the [initial] pool of lease assets, including a review of the ongoing processes and procedures used by the sponsor and the servicer and a review of the underlying data and disclosure regarding the lease assets. The depositor concluded that it has reasonable assurance that the disclosure regarding the [initial] pool of lease assets in this prospectus is accurate in all material respects. See “The Lease Assets and the Secured Notes—Depositor Review of the [Initial] Lease Asset Pool.”

As described under “Description of Auto Lease Business—Waivers, Modifications and Extensions” in this prospectus, the servicer has discretion to grant waivers, extensions or other modifications on leases, subject to the limitations set forth in its customary servicing standards.

[To the extent material, insert data regarding the number of lease assets included in the [initial] lease asset pool that have been subject to a waiver, modification or extension, including a description of the type of waiver, modification or extension.]

[THE REVOLVING PERIOD

The issuing entity will not make payments of principal on the notes on distribution dates related to the revolving period.

The “revolving period” consists of the monthly periods from [                    ] through [                    ], and the related distribution dates. We refer to the monthly periods and the related distribution dates following the revolving period as the “amortization period.”

If an early amortization event occurs, the revolving period will terminate early, and the amortization period will begin. See “The Transfer Agreements and Servicing Agreements—The Revolving Period” in this prospectus.

On each distribution date related to the revolving period, amounts otherwise available to make principal payments on the notes will be applied to allocate additional lease assets within ABLT to the 20    -SN pool for the purposes of maintaining the initial aggregate ABS Value of the lease assets and the aggregate overcollateralization amount. See “The Lease Assets and the Secured Notes—Criteria Applicable to the Selection of Additional Lease Assets During the Revolving Period” in this prospectus.

The amount of additional lease assets as a percentage of the aggregate lease asset pool will be determined by the amount of cash available from payments and prepayments on existing lease assets. There are no stated limits on the amount of additional lease assets allowed to be allocated to the 20    -SN pool during the revolving period in terms of either dollars or percentage of the initial lease asset pool. See “The Transfer Agreements and Servicing Agreements—The Revolving Period” in this prospectus.

To the extent that amounts available for the allocation of additional lease assets to the 20    -SN pool are not so used on any distribution date related to the revolving period, they will be deposited into the accumulation account and applied on subsequent distribution dates related to the revolving period to allocate additional lease assets to the 20    -SN pool and purchase additional secured notes from the sponsor.

[Insert any additional disclosure required by Item 1111(g) of Regulation AB.]

[ADDITIONAL FUNDING PERIOD

On the initial closing date, $[        ] of the proceeds from the sale of the notes by the issuing entity will be deposited in an account, which we refer to as the “additional funding account.” The amount deposited in the additional funding account on the initial closing date represents [    ]% of the initial aggregate ABS Value of the [initial] lease assets (including the expected initial aggregate ABS Value of the subsequent lease assets). During the additional funding period, if there are any amounts on deposit in the additional funding account, additional lease assets will be allocated to the 20     -SN pool, which we refer to as the “subsequent lease assets,” and new secured notes will be issued to Ally Bank, which we refer to as the “subsequent secured notes,” in an amount equal to     % of the aggregate ABS Value of the subsequent lease assets being allocated to the 20     -SN pool on that date. Subsequent lease assets may be allocated to the 20     -SN pool on any date (no more than once a week) during the additional funding period. We refer to each of these dates as a “funding date.” Simultaneously with ABLT’s allocation of subsequent lease assets to the 20     -SN pool on a funding date, the depositor will use the funds on deposit in the additional funding account to purchase the related subsequent secured notes from Ally Bank. Subsequent lease assets must meet certain eligibility criteria as described in “The Lease Assets and the Secured Notes—Representations, Warranties and Covenants” in this prospectus and “The Lease Assets and the Secured Notes—Criteria Applicable to the Selection of [Initial] Lease Assets” in this prospectus.

The additional funding period will begin on the [initial] closing date and will end on the earliest to occur of:

•	[ ] full calendar months following the [initial] closing date,

•	the date on which the amount in the additional funding account is $[ ] or less or

•	the occurrence of an AART event of default.

On the first distribution date following the termination of the additional funding period, the AART indenture trustee will withdraw any funds remaining on deposit on the additional funding account (excluding investment earnings) and distribute them to the noteholders. See “The Transfer Agreements and Servicing Agreements—The Additional Funding Period” in this prospectus.]

[Insert any additional disclosure required by Item 1111(g) of Regulation AB.]]

PRIORITY OF DISTRIBUTIONS

ABLT Distributions

On each distribution date, the ABLT indenture trustee will distribute available funds from the ABLT collection account, consisting of collections on the lease assets and funds in the reserve account [and the risk retention reserve account], in the following order of priority before the AART distributions:

•	basic servicing fee payments to the servicer [except available funds from the risk retention reserve account may not be used for this purpose as long as the servicer is an affiliate of Ally Bank],

•	[if the issuing entity issues floating rate notes, the net amount payable, if any, to the swap counterparty, other than any swap termination amounts,]

•	to the issuing entity or any other holder of the secured notes, interest on the secured notes,

•	to the issuing entity or any other holder of the secured notes, principal on the secured notes,

•	deposits into the AART collection account of any shortfall in the amounts required to be paid from the AART collection account (other than payments to certificateholders) on that distribution date,

•	deposits into the reserve account in the amount necessary to cause the amount on deposit in the reserve account to equal the reserve account required amount,

•	[additional servicing fee payments to the servicer][, except available funds from the risk retention reserve account may not be used for this purpose as long as the servicer is an affiliate of Ally Bank,]

•	to the ABLT indenture trustee, for reimbursement of costs associated with replacement of the servicer and appointment of a successor servicer under the servicing agreement, which have not been previously paid in full,

•	[to the ABLT owner trustee and the ABLT indenture trustee, amounts due and owing under the trust agreement, the indenture, the trust sale agreement and the servicing agreement, which have not been previously paid in full,] and

•	the remainder to ACOL LLC, as holder of the equity certificates of ABLT.

AART Distributions

[Revolving Period

During the revolving period, the issuing entity receives distributions on the secured notes from ABLT as described in “ABLT Distributions” above. Except as specified under “Acceleration” below, the issuing entity will distribute available funds received as holder of the secured notes in the following order of priority during the revolving period:

•	[administration fee payments to the administrator,] [, except available funds from the risk retention reserve account may not be used for this purpose as long as the administrator is an affiliate of Ally Bank,]

•	[to the asset representations reviewer, the fees, expenses and indemnities due and owing under the asset representations review agreement, [and to the AART indenture trustee and the vote tabulation agent, any fees, costs and indemnities with respect to an asset representations review, each of] which have not been previously paid in full, up to a maximum of $ per year]]

•	[the net amount payable, if any, to the swap counterparty, other than any swap termination amounts,]

•	interest on the Class A Notes[, pro rata among the Class A Notes,] [and any [senior] swap termination amounts on the interest rate swaps related to the Class A-2b Notes, pro rata,]

•	interest on the Class B Notes,

•	interest on the Class C Notes,

•	[interest on the Class D Notes,]

•	reinvestments in additional secured notes and deposits into the accumulation account, as applicable, in the amount by which the aggregate principal balance of the notes exceeds the aggregate ABS Value of the lease assets,

•	to the reserve account in the amount necessary to cause the amount on deposit in the reserve account to equal the reserve account required amount (after giving effect to any deposits into the reserve account on that distribution date),

•	reinvestment in additional secured notes and deposits into the accumulation account, as applicable, in the amount by which the aggregate principal balance of the notes exceeds the aggregate ABS Value of the lease assets, as increased above, plus the amounts deposited in the accumulation account above, minus the aggregate overcollateralization target amount,

•	[any subordinate swap termination amounts on the interest rate swaps] and

•	to the AART owner trustee, the AART indenture trustee, the administrator and asset representations reviewer, amounts due and owing under [the AART trust agreement, the AART indenture, the administration agreement and] the asset representations review agreement, which have not been previously paid in full, [except available funds from the risk retention reserve account may not be used for this purpose to pay amounts due the administrator as long as the administrator is an affiliate of Ally Bank],

•	any remaining amounts, to the certificateholders.]

Amortization Period

[During the amortization period,] Except as specified below under “Acceleration,” the issuing entity will distribute available funds received as holder of the secured notes in the following order of priority [during the amortization period]:

•	administration fee payments to the administrator, [except available funds from the risk retention reserve account may not be used for this purpose as long as the administrator is an affiliate of Ally Bank,]

•	[to the asset representations reviewer, the fees, expenses and indemnities due and owing under the asset representations review agreement, [and to the AART indenture trustee and the vote tabulation agent, any fees, costs and indemnities with respect to an asset representations review, each of] which have not been previously paid in full, up to a maximum of $ per year]],

•	[if the issuing entity issues floating rate notes, the net amount payable, if any, to the swap counterparty, other than any swap termination amounts,]

•	interest on the Class A Notes [, pro rata among the Class A Notes] [and any [senior] swap termination amounts on the interest rate swaps related to the Class A-2b Notes, pro rata],

•	principal on the notes in an amount equal to the excess, if any, of the aggregate principal balance of the Class A Notes over the aggregate ABS Value of the lease assets,

•	interest on the Class B Notes,

•	principal on the notes in an amount equal to the excess, if any, of the aggregate principal balance of the Class A Notes and the Class B Notes, reduced by the amount of principal allocated to the notes above, over the aggregate ABS Value of the lease assets,

•	interest on the Class C Notes,

•	principal on the notes in an amount equal to the excess, if any, of the aggregate principal balance of the Class A Notes, the Class B Notes and the Class C Notes, reduced by the amount of principal allocated to the notes above, over the aggregate ABS Value of the lease assets,

•	[interest on the Class D Notes,]

•	[principal on the notes in an amount equal to the excess, if any, of the aggregate principal balance of the Class A Notes, the Class B Notes, the Class C Notes and the Class D Notes, reduced by the amount of principal allocated to the notes above, over the aggregate ABS Value of the lease assets,]

•	to the reserve account in the amount necessary to cause the amount on deposit in the reserve account to equal the reserve account required amount (after giving effect to any deposits into the reserve account on that distribution date),

•	principal on the notes in an amount equal to the lesser of either the aggregate principal balance of the notes, or the amount by which the aggregate principal balance of the notes, reduced by the amounts of principal allocated to the notes above, exceeds an amount equal to the aggregate ABS Value of the lease assets minus the aggregate overcollateralization target amount as of the [initial] closing date,

•	[any subordinate swap termination amounts on the interest rate swaps],
•	to the AART indenture trustee, for reimbursement of costs associated with the replacement of the administrator and appointment of a successor administrator under the administration agreement which have not been previously paid in full [and]

•	to [the AART owner trustee, the AART indenture trustee, the administrator and asset representations reviewer, amounts due and owing under the AART trust agreement, the AART indenture, the administration agreement and the asset representations review agreement, which have not been previously paid in full,] [except available funds from the risk retention reserve account may not be used for this purpose to pay amounts due to the administrator as long as the administrator is an affiliate of Ally Bank] [and]

•	any remaining amounts, to the certificateholders.

Acceleration

If an event of default occurs under the AART indenture and the notes are accelerated, until the time when all events of default under the AART indenture have been cured or waived as provided in the AART indenture, the issuing entity will pay the costs and expenses of collection and then interest and principal first on the Class A Notes. Interest will be paid pro rata among the classes of Class A Notes and principal will be paid sequentially by class starting with the Class A-1 Notes. No interest or principal will be paid on the Class B Notes until all principal of and interest on the Class A Notes have been paid in full, no interest or principal will be paid on the Class C Notes until all principal of and interest on the Class A Notes and the Class B Notes have been paid in full[, and no interest or principal will be paid on the Class D Notes until all principal of and interest on the Class A Notes, the Class B Notes and the Class C Notes have been paid in full].

CREDIT ENHANCEMENT

[Risk Retention] Reserve Account

On the [initial] closing date, the depositor will [cause the noteholders to] deposit $        , which is the [risk retention] reserve account required amount and is equal to [    ]% of the initial aggregate ABS Value of the lease assets, in cash or eligible investments into the [risk retention] reserve account. Collections on the lease assets, to the extent available for this purpose, will be added to the [risk retention]

reserve account on each distribution date to the extent required to keep the amount in the [risk retention] reserve account from falling below the [risk retention] reserve account required amount. See [“The Transfer Agreements and Servicing Agreements—Credit Enhancement—AART Reserve Account” and] The Transfer Agreements and Servicing Agreements—Credit Enhancement—ABLT Reserve Account” in this prospectus for additional information.

To the extent that funds from collections on the lease assets are not sufficient to make required distributions as described under “Priority of Distributions—ABLT Distributions” above in this summary, the amount deposited in the [risk retention] reserve account provides an additional source of funds for those payments.

[The [risk retention] reserve account is required to be funded in an amount equal to the lesser of (1) the sum of (i)[    ]% of the initial aggregate ABS Value of the lease assets and (ii)[    ]% of the aggregate ABS Value of the lease assets at the close of business on the last day of the applicable monthly period and (2) the outstanding principal balance of the notes].

On any distribution date, if the amount in the reserve account exceeds the reserve account required amount, the servicer will pay the excess to the holder of the equity certificates of [ABLT].

Overcollateralization

The initial aggregate ABS value of the lease assets as of the [initial] cutoff date will exceed the initial aggregate principal amount of the notes on the [initial] closing date by $        , which is the initial aggregate overcollateralization amount. The application of funds as described in the [    ]th priority of distributions is designed to increase over time the amount of overcollateralization as of any distribution date to a target amount of $        , which we refer to as the “aggregate overcollateralization target amount.” The overcollateralization target amount will be [    ]% of the initial aggregate ABS value of the lease assets for as long as the Class [    ] Notes are outstanding. After the Class [    ] Notes are paid in full, the overcollateralization target amount will be reduced to [    ]% of the initial aggregate ABS value of the lease assets. A portion of the aggregate overcollateralization amount is represented by equity certificates issued by the issuing entity and the remainder is represented by equity certificates issued by ABLT.

Initial ABS Value

The aggregate ABS Value of the lease assets to be allocated to the 20    -SN pool on the [initial] closing date is $        , as of the [initial] cutoff date. The discount rate used in the calculation of ABS Value for each lease asset is the greater of [    ]% and the implicit lease rate of the related lease.

[As of the [initial] cutoff date, the [    ]% discount rate was used in the calculation of ABS Value for lease assets with an aggregate ABS Value of $[        ], which is approximately [    ]% of the aggregate Initial ABS Value.]

Amounts on deposit in the reserve account and the aggregate overcollateralization amount provide credit enhancement by absorbing reductions in collections on the lease assets because of defaults and residual value losses. [If the total amount of such losses exceeds the amount on deposit in the reserve account and the aggregate overcollateralization amount, then the Class D Notes may not be repaid in full.] If the total amount of such losses exceeds the amount on deposit in the reserve account, the aggregate overcollateralization amount [and the principal amount of the Class D Notes], then the Class C Notes may not be repaid in full. If the total amount of such losses exceeds the amount on deposit in the reserve account, the aggregate overcollateralization amount, the principal amount of the Class C Notes [and the principal amount of the Class D Notes], then the Class B Notes may not be repaid in full. If the total amount of such losses exceeds the amount on deposit in the reserve account, the aggregate overcollateralization amount and the principal amount of the Class B Notes, the Class C Notes [and the Class D Notes], then the Class A Notes may not be repaid in full. See “Priority of Distributions—AART Distributions” above in this summary and in “The Notes—Distributions on the Notes” in this prospectus for a description of how losses exceeding the amount of credit enhancement will be allocated to the offered notes.

REDEMPTION OF THE NOTES

[When the aggregate ABS Value of the lease assets declines to [    ]% or less of the initial aggregate ABS Value of the lease assets, the administrator may purchase all of the assets of the issuing entity (other than certain accounts) on any distribution date. If the administrator purchases the remaining issuing entity assets, the outstanding notes will be redeemed at a price equal to their unpaid principal balance, plus accrued and unpaid interest thereon.] [In addition,] when the aggregate ABS Value of the lease assets

declines to [    ]]% or less of the initial aggregate ABS Value of the lease assets as of the cutoff date, the servicer may purchase all of the lease assets from ABLT on any distribution date. If the servicer purchases the remaining lease assets from ABLT, the secured notes will be redeemed at a price equal to their unpaid principal balance, plus accrued and unpaid interest thereon. The redemption of the secured notes will in turn effect a redemption of the notes at a price equal to the unpaid principal amount of the notes plus accrued and unpaid interest.

[INTEREST RATE [SWAPS][CAPS]

For each class or tranche of floating rate notes, if any, the issuing entity will enter into an interest rate swap with [                    ] as the “[swap][cap] counterparty” with respect to each class or tranche of floating rate notes.

[Under each interest rate swap, on the business day prior to each distribution date, the issuing entity will be obligated to pay the swap counterparty an amount based on the notional amount of the swap and a fixed interest rate and on the business day prior to each distribution date, the swap counterparty will be obligated to pay the issuing entity an amount based on the notional amount of the swap and a floating interest rate of One-Month LIBOR plus an applicable spread. For each swap, the notional amount will equal the outstanding principal balance of the related class or tranche of notes. See “The Transfer Agreements and Servicing Agreements—Interest Rate Swaps” in this prospectus for additional information.]

[Under each interest rate cap, the issuing entity will be required to pay the purchase price for each interest rate cap on or before the [effective date of such interest rate cap][[initial] closing date] and, following the payment of such purchase price, shall have no further payment obligations with respect to such cap. On the business day prior to each distribution date, the cap counterparty will be obligated to pay the issuing entity an amount based on the notional amount of the cap and the excess of the interest rate on each class or tranche of floating rate notes over an interest rate equal to One-Month LIBOR plus an applicable spread, which amount will not be less than zero. See “The Transfer Agreements and Servicing Agreements—Interest Rate Caps” in this prospectus for additional information.]

[Insert any additional disclosure required by Item 1103(a)(3)(ix) or Item 1115 of Regulation AB.]

SERVICING AND ADMINISTRATION FEES

Ally Financial will service the lease assets. ABLT, as owner of the leases and sole beneficial owner of the related leased vehicles, will pay monthly to Ally Financial, as servicer, a basic servicing fee equal to 1.00% per annum based on the aggregate ABS Value of the lease assets as of the first day of the related monthly period, and a supplemental servicing fee equal to any late fees, disposition fees, prepayment charges and other administrative fees and expenses collected during the related monthly period, and investment earnings on the ABLT trust accounts. [The servicer will also be entitled to an additional monthly servicing fee of up to [1.00]% per annum, which will be subordinated to all payments on the notes and deposits into the reserve account.]

Ally Financial will act as the administrator for the issuing entity. The issuing entity will pay Ally Financial a monthly [0.01]% per annum fee on the aggregate secured note principal balance as of the first day of the related monthly period.

REPURCHASES AND PURCHASES OF LEASE ASSETS

Unless otherwise cured, ACOL LLC, as residual Certificateholder in ABLT [and Ally Bank] will be required to remove from the 20 -SN pool or purchase any lease asset with respect to which a breach of any representation or warranty of ABLT [or Ally Bank] that has a material and adverse effect on the interests of the securityholders. For a description of such purchase or removal requirements, see “The Transfer Agreements and Servicing Agreements—Allocation of Lease Assets and Sale and Assignment of Secured Notes” and “—Removal of Lease Assets” in this prospectus. If (1) the delinquency trigger is met or exceeded for a monthly period, (2) at least 5% of the noteholders by aggregate principal balance demand a vote of the noteholders to determine if an asset representations review should be performed and (3) at least a majority of the noteholders, measured by outstanding principal balance of the noteholders voting, vote to direct a review of delinquent lease assets, as described under “The Lease Assets and the Secured Notes—Asset Representations Review,” and at least 5% of the noteholders by aggregate principal balance of the notes outstanding cast a vote, the asset representations reviewer will review all 60 day or more delinquent lease assets to determine if the representations and warranties were satisfied as of the [related] closing date. For a description of the asset representations review process, see “The Lease Assets and the Secured

Notes—Asset Representations Review” in this prospectus.

TAX STATUS

Kirkland & Ellis LLP, special tax counsel, will deliver an opinion that:

•	the offered notes will be characterized as indebtedness for federal income tax purposes, and

•	the issuing entity will not be taxable as an association or publicly traded partnership taxable as a corporation.

Each noteholder, by accepting an offered note, will agree to treat the offered notes as indebtedness for federal, state and local income and franchise tax purposes.

ERISA CONSIDERATIONS

Subject to the restrictions and considerations discussed under “ERISA Considerations” in this prospectus, the offered notes may be purchased by or for the account of (a) an “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), that is subject to the provisions of Title I of ERISA, (b) a “plan” subject to Section 4975 of the Internal Revenue Code of 1986, as amended, or (c) any entity whose underlying assets include “plan assets” by reason of an employee benefit plan’s or a plan’s investment in the entity.

We suggest that any of the foregoing types of entities consult with its counsel before purchasing the offered notes. See “ERISA Considerations” in this prospectus for additional information.

[MONEY MARKET INVESTMENTS

The Class A-1 Notes will be structured to be “eligible securities” for purchase by money market funds under Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Rule 2a-7 includes additional criteria for investments by money market funds including additional requirements relating to portfolio maturity, liquidity and risk diversification. If you are a money market fund contemplating a purchase of Class A-1 Notes, you should consult your counsel before making a purchase.]

RATINGS

We expect that the offered notes will receive credit ratings from at least two nationally recognized rating agencies hired by us.

The rating agencies have discretion to monitor and adjust the ratings on the offered notes. The offered notes may receive unsolicited ratings that are different from or lower than the ratings provided by the rating agencies hired to rate the offered notes. As of the date of this prospectus, we are not aware of any unsolicited ratings on the offered notes. A rating, change in rating or a withdrawal of a rating by one rating agency may not correspond to a rating, change in rating or withdrawal of a rating from any other rating agency. See “Risk Factors—The Ratings for the Notes Are Limited in Scope, May Be Unsolicited, May Not Continue to Be Issued and Do Not Consider the Suitability of the Notes for You” in this prospectus for more information.

CERTAIN INVESTMENT COMPANY ACT CONSIDERATIONS

The issuing entity is not registered or required to be registered as an “investment company” under the Investment Company Act. In determining that the issuing entity is not required to be registered as an investment company, the issuing entity is relying on the exemption provided by [Rule 3a-7] under the Investment Company Act, although there may be additional exclusions or exemptions that the issuing entity could rely on as well. As of the [initial] closing date, the issuing entity will be structured so as not to constitute a “covered fund” for purposes of the regulations, commonly referred to as the “Volcker Rule,” adopted to implement Section 619 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the “Dodd-Frank Act.”

RISK FACTORS

Before making an investment decision, you should consider carefully the factors that are set forth in “Risk Factors” beginning on page [12] of this prospectus.

[RECENT DEVELOPMENTS]

[A description of any developments that may affect the sponsor, ABLT, the depositor, the servicer or the administrator will be inserted as necessary]

RISK FACTORS

You should consider the following risk factors in deciding whether to purchase the offered notes.

Payments on the Notes Depend on Collections on the Lease Assets and Sale Proceeds from the Sale of Leased Vehicles at Termination of the Leases

The issuing entity will pay principal on the notes monthly and any remaining principal balance on each note will be due on its final scheduled distribution date.

The issuing entity will pay principal on the notes with funds available from collections on the lease assets, which include lease payments and proceeds from the sale of related leased vehicles, and from the amount on deposit in the reserve account.

The amount of funds available to make payments on the notes will primarily depend upon the amount of collections on the lease assets, the number of leases that default, the amount of the proceeds from the sale of related leased vehicles after default, scheduled lease terminations or early lease terminations and the amount on deposit in the reserve account. If there are decreased collections, increased defaults or insufficient funds in the reserve account, you may experience delays or reductions in principal payments on your notes. Furthermore, if the net sale proceeds from the leased vehicles received upon default or termination of the leases are less than the lease residuals established upon inception of those leases, there may be insufficient funds to pay the notes in full.

The losses on lease assets will be a function of the amount of leases that default and the relationship between the lease residual and the net sale proceeds received for the leased vehicle upon its sale. For a description of how Ally Bank sets residual values, see “Description of Auto Lease Business—Determination of Residual Value” in this prospectus. There can be no assurance as to how closely the lease residual of a leased vehicle at lease inception will approximate the market value or net sale proceeds received upon the sale of that leased vehicle. We expect that, in general, if the market value exceeds the residual value stated in the lease, the lessee or the originating dealer is likely to purchase the leased vehicle rather than return it. Conversely, if the market value is less than the residual value stated in the lease, the leased vehicle is generally more likely to be returned, resulting in a loss on the sale of that leased vehicle. As a result of such a loss, there may be insufficient funds to pay the notes in full.

Lack of First Priority Liens on Leased Vehicles, Leases or Secured Notes Could Make the Leases Uncollectible and Reduce or Delay Payments on the Secured Notes and the Notes	If the security interests in the leases, leased vehicles or secured notes as described in “Legal Aspects of the Secured Notes and the Lease Assets—Security Interest in the Secured Notes and the Leases and Leased Vehicles” are not properly perfected, the interests of Ally Bank, ABLT, the depositor, the issuing entity and the AART indenture trustee in the leases, leased vehicles or secured notes would be subordinate to, among others, the following:

	(1)	a bankruptcy trustee of ABLT, VAULT, the depositor or the issuing entity, or a receiver or conservator of Ally Bank, as applicable,

(2)	a subsequent purchaser of the leases, leased vehicles or secured notes,

(3)	a holder of a perfected security interest in the leases, leased vehicles or secured notes and

(4)	a person who became a lien creditor with respect to the leases, leased vehicles or secured notes.

The issuing entity and the AART indenture trustee may not be able to collect on the secured notes in the absence of a perfected security interest in the related leases and leased vehicles. Even if the issuing entity and the AART indenture trustee were to have a perfected security interest in the leases and leased vehicles, events could jeopardize the enforceability of that interest, such as:

(1)	fraud or forgery by the vehicle owner,

(2)	negligence or fraud by the servicer,

(3)	mistakes by governmental agencies,

(4)	liens for repairs or unpaid taxes,

(5)	the exercise legal rights of governmental agencies under various criminal statutes,

(6)	the application of consumer protection laws,

(7)	rights and defenses off obligors made under the vehicle leases and

(8)	bankruptcy of the obligor

See “Legal Aspects of the Secured Notes and the Lease Assets—Security Interest in the Secured Notes and the Leases and Leased Vehicles” in this prospectus for other events that could jeopardize that interest.

Financing statements will be filed for Ally Bank, the depositor and the AART indenture trustee with respect to the secured notes sold to the issuing entity. The financing statements will perfect the security interests of the depositor, the issuing entity and the AART indenture trustee in the secured notes. The AART indenture trustee’s security interest in the secured notes will be further perfected by ABLT delivering possession of the secured notes to the AART indenture trustee or a custodian thereof. See “Legal Aspects of the Secured Notes and the Lease Assets—Security Interest in the Secured Notes and the Leases and Leased Vehicles” in this prospectus.

If any other party purchases or perfects a first priority security interest in the leases:

(1) for value,

(2) in the ordinary course of business and

(3) without actual knowledge of Ally Bank’s, ABLT’s, the depositor’s, the issuing entity’s and the AART indenture trustee’s interest in the leases,

then that purchaser or secured party will acquire an interest in the leases that is senior to the issuing entity’s and the AART indenture trustee’s interest, and the collections on those leases may not be available to make payments on your notes to the extent of such purchaser’s or secured party’s interest.

Limited Enforceability of the Leases Could Reduce or Delay Payments on the Notes	Federal and state consumer protection laws regulate the creation and enforcement of consumer leases such as the leases securing the secured notes. Specific statutory liabilities are imposed upon creditors who fail to comply with these regulatory provisions. In some cases, this liability could affect an assignee’s ability to enforce leases such as those securing the secured notes. If an obligor had a claim for violation of these laws prior to the respective cutoff date, ACOL LLC [or Ally Bank] must remove or purchase, as applicable, the related lease asset unless the breach is cured. If neither ACOL LLC [nor Ally Bank] removes or purchases the lease asset, you might experience reductions and/or delays in payments on your notes. See “Legal Aspects of the Secured Notes and the Lease Assets—Consumer Protection Laws” in this prospectus.

You May Receive an Early Return of Your Investment or Incur a Shortfall in the Return of Your Investment Following an Event of Default Under the AART Indenture or the ABLT Indenture	If an event of default occurs under the AART indenture, the holders of a majority of the aggregate principal balance of the Controlling Class of notes may declare the accrued interest and outstanding principal immediately due and payable. In that event, the AART indenture trustee may sell the secured notes and other assets of the issuing entity and apply the proceeds to prepay the notes. The manner of sale will affect the amount of proceeds received and available for distribution. The liquidation and distribution of issuing entity assets will result in an early return of principal to noteholders. You may not be able to reinvest the principal repaid to you for a rate of return or a maturity date that is as favorable as those on your notes. Also, the proceeds from sale of the secured notes may not be sufficient to fully pay amounts owed on the securities. Those circumstances may result in losses to noteholders. [In addition, notes of various classes that pay sequentially prior to an acceleration will pay proportionately in equal priority following an event of default that results in an acceleration. That change in priority of distributions will result in certain noteholders receiving a return of their principal faster or more slowly than they would have in the case of sequential payment.]

Ally Bank, the Administrator, the Servicer, ABLT and the Depositor Have Limited Obligations to the Issuing Entities and They Will Not Make Payments on the Notes

Ally Bank, the administrator, the servicer, ABLT, the depositor and their respective affiliates (other than the issuing entity), are generally not obligated to make any payments to you on your notes and do not guarantee payments on the leases, the residual value of the leased vehicles, the secured notes or your notes. However, ABLT [and Ally Bank] will make representations and warranties regarding the characteristics of the lease assets and the secured notes, and these representations and warranties will then be assigned to the issuing entity. If ABLT [or Ally Bank] breaches the representations and warranties, ACOL LLC, on behalf of ABLT, [or Ally Bank] may be required to remove [or purchase] the applicable lease assets from the 20    -SN pool and any applicable secured notes from the issuing entity. Also, if the servicer of the lease assets or the administrator of the secured notes breaches any covenant that materially and adversely affects any lease asset or any secured note, respectively, the servicer or administrator, as applicable, may be required to purchase the applicable lease assets from ABLT and any applicable secured notes from the issuing entity.

If Ally Bank, ACOL LLC, ABLT, the servicer or the administrator, as applicable, fails to purchase or remove the lease assets or the secured notes, when and as required, you might experience reductions or delays in payments on your notes. See “The Transfer Agreements and Servicing Agreements—Allocation of Lease Assets and Sale and Assignment of Secured Notes” in this prospectus.

The Assets of the Issuing Entity Are Limited and Are the Only Source of Payment for the Notes	The issuing entity will not have any significant assets or sources of funds other than its secured notes, its rights in any AART reserve account [any other rights or credit enhancements for a specific transaction.] The notes will only represent interests in or obligations of the issuing entity. The notes will not be insured or guaranteed by Ally Bank, Ally Financial, ABLT, the depositor, the AART owner trustee, AART indenture trustee, ACOL LLC, the ABLT owner trustee, the ABLT indenture trustee, any of their respective affiliates or any governmental entity. You must rely primarily on collections on the lease assets that secure the secured notes that secure your notes, and the [ABLT reserve account or] AART [risk retention] reserve account, for repayment of your notes. In addition, for defaulted leases, you may have to look to the lessees of those leases and the proceeds from the repossession and sale of leased vehicles that secure defaulted leases. If these sources are insufficient, you may receive payments late or may not receive back your full principal investment or all interest due to you. See “The Transfer Agreements and Servicing Agreements—Credit Enhancement,” “The Notes—Distributions on the Notes” and “Legal Aspects of the Secured Notes and the Lease Assets” in this prospectus.

The Servicer Has Discretion Over the Servicing of the Lease Assets and the Manner in Which the Servicer Applies that Discretion May Impact the Amount and Timing of Funds Available to Pay Principal and Interest on the Notes	The servicer has discretion in servicing the lease assets, including the ability to grant payment waivers or extensions and to determine the timing and method of collection, liquidation and whether it expects to recoup a potential servicer advance from subsequent collections or recoveries on any lease asset and, therefore, whether or not to make that servicer advance as described in “The Transfer Agreements and Servicing Agreements—Advances by the Servicer” in this prospectus.

The manner in which the servicer exercises that discretion could have an impact on the amount and timing of receipts by the issuing entity from the secured notes. For a description of the impact modifications on the lease assets will have notes, see “The Notes—Distributions on the Notes” in this prospectus. If the servicer determines not to advance funds, or if other servicing procedures do not maximize the receipts from the lease assets, the result may be losses or delays in payment on your notes.

Temporary Commingling of Funds by the Servicer Prior to Their Deposit into the Collection Account May Result in Losses or Delays in Payment on the Notes	The servicer receives collections on the lease assets into an account of the servicer that contains other funds of the servicer and amounts collected by the servicer in respect of other lease assets not allocated to the 20 -SN pool. Generally, the servicer is not required to transfer those funds to the ABLT collection account until two business days following receipt. This temporary commingling of funds prior to the deposit of collections on the lease assets into the ABLT collection account may result in a delay or reduction in the amounts available to make payments on the notes if, in the event of a bankruptcy of the servicer, those funds are subject to the automatic stay under the bankruptcy laws or the servicer or the bankruptcy trustee is unable to specifically identify those funds and there are competing claims on those funds by other creditors of the servicer.

The Bankruptcy or Replacement of the Servicer May Reduce or Delay Payments on the Notes	If Ally Financial were to cease acting as servicer for any reason, including as a result of an Ally Financial bankruptcy, collection practices of a successor servicer, which under certain circumstances may be the ABLT indenture trustee, may vary from those of Ally Financial. In addition, after a successor servicer is appointed, the successor servicer may experience some inefficiencies as a result of the transition. While Ally Financial is not permitted to resign or be terminated as servicer until a replacement servicer is installed, if Ally Financial were to become incapable of acting as servicer, a successor servicer had not yet accepted appointment and the ABLT indenture trustee failed to satisfy its obligations to act as replacement servicer, there could be a disruption in servicing that could result in a delay or decrease in collections on the lease assets. It may become increasingly difficult to identify a qualified successor servicer other than the ABLT indenture trustee because the transaction documents do not provide for additional fees that might induce a successor to accept appointment and because the servicing fee is calculated as a percentage of the Aggregate ABS Value of the lease assets and some cost components of servicing are fixed; consequently, as the pool amortizes, the servicing fee will diminish at a greater rate than the cost of servicing. For the foregoing reasons, if there is a need to replace the servicer, you may experience delays or reductions in the payments on your notes.

The Ratings for the Notes are Limited in Scope, May Be Unsolicited, May Not Continue To Be Issued and Do Not Consider the Suitability of the Notes for You	We expect to hire rating agencies to rate the notes for the issuing entity. The notes may receive a rating from a rating agency not hired to rate the notes. A security rating is not a recommendation to buy, sell or hold the notes. The rating considers only the likelihood that the issuing entity will pay interest on time and will ultimately pay principal in full. Ratings on the notes do not address the timing of distributions of principal on the notes prior to their applicable final scheduled distribution date. The ratings do not consider the prices of the notes or their suitability to a particular investor. The ratings may be revised or withdrawn at any time, and rating agencies not hired to rate the notes may provide an unsolicited rating that is different from or lower than the ratings provided by the rating agencies hired to rate the notes. If a rating agency issues a rating lower than the solicited ratings, changes its rating or withdraws its rating, no one party has an obligation to provide additional credit enhancement or to restore the original rating. None of Ally Bank, ABLT, the administrator, the servicer or any of their respective affiliates is under any obligation to monitor or disclose any changes to the ratings. There may be a conflict of interest for the rating agencies hired to rate the notes because the sponsor paid the fee charged by each rating agency for its rating services. Additionally, if any rating agency provides an unsolicited rating that is lower than the ratings provided by the rating agencies hired to rate the notes, the market value of the notes may be adversely affected. Moreover, criminal, civil or regulatory actions or other events adverse to a rating agency hired to rate the notes may have a detrimental effect on the credibility of such rating agency’s ratings, which could have an adverse effect on the market value of your notes.

Financial Market Disruptions and a Lack of Liquidity in the Secondary Market Could Adversely Affect the Market Value of Your Notes or Limit Your Ability to Resell Your Notes	The notes will not be listed on any securities exchange. Therefore, in order to sell your notes, you will need to find a willing buyer. The underwriters may assist in the resale of notes, but they are not required to do so. Additionally, events in the global financial markets, including the failure, acquisition or government seizure of major financial institutions, the establishment of government bailout programs for financial institutions, problems related to financial assets, the de-valuation of various assets in secondary markets, the forced sale of asset-backed and other securities as a result of the de-leveraging of structured investment vehicles, hedge funds, financial institutions and other entities, and the lowering of ratings on certain asset-backed securities, have caused and could further cause a significant reduction in liquidity in the secondary market for asset-backed securities. A period of illiquidity may adversely affect both the market value of your notes and your ability to sell the notes. As a result, you may be unable to obtain the price that you wish to receive for your notes or you may suffer a loss on your investment. Illiquidity can have a severely adverse effect on the prices of securities that are especially sensitive to prepayment, credit or interest rate risk, such as the notes.

Economic Developments May Adversely Affect the Performance and Market Value of Your Notes	The United States has experienced a severe economic downturn. If another economic downturn occurs or if the current economic recovery fails to gain momentum, it may adversely affect the performance and market value of your notes. If there are rises in unemployment, decreases in home values and reductions in available credit, there may be increased delinquency and default rates by lessees on the lease assets. If another financial crisis or economic downturn occurs, or if the current economic recovery fails to gain momentum, delinquencies and losses with respect to motor vehicle receivables, such as the lease assets, could increase, which could result in losses on your notes. In addition, decreased consumer demand for motor vehicles and an increase in the inventory of used motor vehicles may depress the prices at which repossessed motor vehicles may be sold or delay the timing of those sales. If the default rate on the lease assets increases and the price at which the related leased vehicles may be sold declines, you may experience losses with respect to your notes.

The Sponsor, the Servicer, the Administrator and their Affiliates Must Comply with Governmental Laws and Regulations that are Subject to Change and Involve Significant Costs

Ally Bank, Ally Financial and their affiliates are governed by numerous foreign, federal and state laws and subject to the supervision and examination of various regulatory agencies. In July 2010, Congress passed the Dodd-Frank Act, which has adversely affected and could further impact the financial services industry. The financial services industry has undergone and will continue to undergo further increased regulation, such as additional disclosure and other obligations, restrictions on pricing and enforcement proceedings resulting from the Dodd-Frank Act and other governmental entities.

The Dodd-Frank Act also created the Consumer Financial Protection Bureau, or the “CFPB,” a federal regulator, with rulemaking and enforcement authority over consumer finance businesses. In December 2013, Ally Financial and certain of its subsidiaries entered into consent orders issued by the CFPB and the U.S. Department of Justice pertaining to allegations of disparate impact in its automotive finance business, which resulted in a $98 million charge in the fourth quarter of 2013. The consent orders require Ally Financial and certain of its subsidiaries to create a compliance plan addressing, at a minimum, the communication of their expectations of Equal Credit Opportunity Act compliance to dealers, maintenance of their existing limits on dealer finance income for contracts acquired by them, and monitoring for potential discrimination both at the dealer level and across all dealers. Ally Financial formed a compliance committee consisting of directors of Ally Financial and certain of its subsidiaries, including Ally Bank, to oversee their execution of the consent orders’ terms. Ally Financial and certain of its subsidiaries, including Ally Bank, are required to meet certain stipulations under the consent orders, including a requirement to make monetary payments when ongoing remediation targets are not attained. In addition, Ally Financial received document requests from the Securities and Exchange Commission, the Department of Justice and the

New York Department of Financial Services in connection with their investigations related to subprime automotive finance and related securitization activities.

Compliance with applicable law and regulations may be costly because new processes, forms, controls and additional infrastructure may be required to comply with new requirements and increased scrutiny. Laws in the financial services industry are designed primarily for the protection of consumers. Any failure to comply with these laws and regulations could result in significant statutory civil and criminal penalties, monetary damages, attorneys’ fees and costs, possible revocation of licenses and damage to reputation, brand and valued customer relationships. Many rules under the Dodd-Frank Act have been implemented by the applicable federal regulatory agencies but, in some cases, the applicable rules have not become effective or additional rulemaking required under the Dodd-Frank Act has not been completed. Therefore, the full impact of the Dodd-Frank Act on the financial markets and its participants and on the asset backed securities market in particular will not be known for some time. No assurance can be given that the Dodd-Frank Act and its implementing regulations, or the imposition of additional regulations, including the orderly liquidation authority of the Dodd-Frank Act, will not have a significant adverse impact on ABLT, the issuing entity, the depositor, the sponsor, the administrator or the servicer, including on the servicing of the lease assets, or the price that a subsequent purchaser would be willing to pay for your notes.

FDIC Receivership or Conservatorship of Ally Bank Could Result in Delays in Payments or Losses on Your Notes	Ally Bank is a Utah chartered bank and its deposits are insured by the Federal Deposit Insurance Corporation, or the “FDIC.” If Ally Bank becomes insolvent, is in an unsound condition, violates its bylaws or regulations or engages in similar activity, the FDIC could be appointed as conservator or receiver for Ally Bank. In a receivership or conservatorship of Ally Bank, the FDIC as receiver or conservator would have broad powers to delay or reduce payments on your notes, if the FDIC were to be successful in:

	•	attempting to recharacterize the securitization of the secured notes as a loan or otherwise attempting to recapture the secured notes that have been conveyed to the depositor or

	•	requiring the issuing entity, as assignee of the depositor, to go through an administrative claims procedure to establish its rights to payments collected on the lease assets backing the secured notes or

	•	requesting a stay of proceedings to liquidate claims or otherwise enforce contractual and legal remedies against Ally Bank or

	•	arguing that a statutory injunction automatically prevents the AART indenture trustee and other transaction parties from exercising their rights, remedies and interests for up to 90 days.

To limit the FDIC’s potential use of any of these powers, Ally Bank has structured this transaction to take advantage of a special regulation that the FDIC has created, entitled “Treatment of financial assets transferred in connection with a securitization or participation.” This FDIC regulation, which we refer to as the “FDIC Rule,” contains four separate safe harbors for transactions; in this prospectus, we describe the safe harbors applicable to securitizations based on whether the securitizations do or do not qualify for sale accounting treatment. The FDIC Rule limits the rights of the FDIC, as conservator or receiver, to delay or prevent payments to noteholders in securitization transactions. For a description of the FDIC Rule’s preconditions and effects, including the uncertainty regarding its application and interpretation, see “Insolvency Aspects of the Offerings—FDIC Rule” in this prospectus.

If a Vehicle Manufacturer or Ally Financial, as Pull Ahead Agent, Offers a Pull Ahead Program, You Must Rely on the Pull Ahead Agent to Deposit Pull Ahead Payments. If the Pull Ahead Agent Fails to Make Pull Ahead Payments, the Issuing Entity Would Likely Experience a Shortfall in Collections and Consequently, there Might Be Reductions or Delays in Payments on the Notes.	Under a pull ahead program, a vehicle manufacturer, or Ally Financial as the pull ahead agent for the applicable vehicle manufacturer, may elect to permit a qualified lessee that is purchasing or leasing a new vehicle to terminate an existing lease prior to its scheduled lease end date without payment by the lessee of all or a portion of its remaining monthly payments under that lease, as described in “Residual Values—Pull Ahead Programs and other Early Termination Marketing Programs.” As a condition to the modification of a lease included in the lease assets to permit its early termination in a pull ahead program, under the pull ahead funding agreement the pull ahead agent must deliver the pull ahead payment for that lease asset to the servicer, and under the servicing agreement the servicer must deposit this payment into the ABLT collection account. However, the obligation of the pull ahead agent to pay, and the servicer’s obligation to deposit, a pull ahead payment will not arise until the monthly period after the monthly period in which the lessee returned its vehicle to the dealer. Accordingly, as a practical matter, the lessee will have returned the leased vehicle up to a month prior to the time that the pull ahead payment is due from the pull ahead agent. If the pull ahead agent fails to make the pull ahead payment, the issuing entity would likely experience a shortfall in collections and you might experience reductions or delays in payments on your notes, due to several factors:

	•	it is unlikely that the servicer or the issuing entity will be able to recover the unpaid monthly lease payments from lessees who have participated in a pull ahead program,

	•	the servicer may be unable to prevent further participation in pull ahead programs by lessees even if the pull ahead agent has failed to make the pull ahead payments and

	•	if Ally Financial becomes insolvent or subject to a conservatorship or receivership, the ability of the issuing entity to obtain unpaid pull ahead payments will be subject to delays and possible reduction.

Failure to Comply with Consumer Protection Laws Governing the Lease Assets Could Reduce or Delay Payments on Your Notes

Numerous federal and state consumer protection laws, including the Michigan Consumer Protection Act, the federal Consumer Leasing Act of 1976 and Regulation M, administered by the CFPB, impose requirements on lessors and servicers of retail lease contracts of the type that secure the secured notes. In addition, many states have enacted comprehensive vehicle leasing statutes that, among other things, regulate disclosures to be made at the time a vehicle is leased. Failure to comply with these requirements may give rise to liabilities on the part of the servicer or the sponsor, and enforcement of the leases by the lessor may be subject to set-off as a result of noncompliance. Further, many states have adopted “lemon laws” that provide vehicle users, including lessees like those leasing the leased vehicles securing the secured notes, rights in respect of substandard vehicles. A successful claim under a lemon law could result in, among other things, the termination of the lease of a substandard leased vehicle or could require the refund of all or a portion of lease payments previously paid by the lessee.

ABLT will make representations and warranties regarding the characteristics of the lease assets, including that the lease assets comply in all material respects with all requirements of law. If ACOL LLC as residual certificateholder of ABLT breaches the representations and warranties regarding the lease assets, it must remove any affected lease assets from the 20    -SN pool and the payments received from the repurchase will be used to reduce the outstanding secured note principal balance by the corresponding amount. If ABLT or ACOL LLC fails to repurchase lease assets, you might experience reductions or delays in payments on your notes.

Timing of Principal Payments on Your Notes is Uncertain	Events that could result in principal being paid on your notes sooner than expected include:

	•	higher than expected rate of early termination of the leases, including early terminations permitted under a pull ahead program, and

	•	Ally Bank or the depositor repurchasing secured notes from the issuing entity or [Ally Bank or] ACOL LLC purchasing or removing lease assets from ABLT’s 20 -SN pool as a result of breaches of representations, warranties or covenants as detailed in this prospectus under “The Transfer Agreements and Servicing Agreements—Allocation of Lease Assets and Sale and Assignment of Secured Notes.”

Events that could result in principal being paid on your notes later than expected include:

	•	delinquencies or losses on the lease assets,

	•	lower than expected rate of early termination of the leases or

	•	extensions or deferrals on leases and delays in the disposition of any returned vehicles, if not covered by an advance made by the servicer.

The servicer may in its discretion, but is not obligated to, make advances, as described in “The Transfer Agreements and Servicing Agreements—Advances by the Servicer” in this prospectus. However, if advances are made, we can make no assurance as to whether these advances will be sufficient to reduce the outstanding principal balance on the notes to zero by the expected maturity date of your notes. The rate at which payments will be made on your notes will still be affected by the payment, early termination, liquidation and extension experience of the lease assets, all of which cannot be predicted.

Early termination of the leases may occur at any time without penalty. Early termination may result from permitted early terminations under a pull ahead program or otherwise, defaults on leases or casualty losses to the leased vehicles. Ally Bank, Ally Financial or ACOL LLC, on behalf of ABLT, may also be required to purchase or remove lease assets from ABLT’s 20    -SN pool in specified circumstances. In addition, the administrator has the option to purchase all of the assets of the issuing entity (other than certain accounts) after the aggregate ABS Value of the lease assets declines to [    ]% or less of the aggregate ABS Value of the lease assets as of the cutoff date, and the servicer has the option to purchase all the remaining lease assets from ABLT after the aggregate ABS Value of the lease assets declines to [    ]% or less of the aggregate ABS Value of the lease assets as of the cutoff date and after payment in full of all obligations on the notes.

Each early lease termination, repurchase of lease assets or purchase of the assets of the issuing entity described in the preceding paragraph will shorten the average lives of the securities then outstanding, and you will bear all reinvestment risk resulting from it.

Sale of the Lease Assets May Not Be Available as a Remedy for all Events of Default Under the AART Indenture

Events of default under the AART indenture will not constitute events of default under the ABLT indenture. See “The Secured Notes—The ABLT Indenture—ABLT Events of Default; Rights Upon ABLT Event of Default” in this prospectus. However, because the issuing entity will receive payments from excess collections under the payment priorities for ABLT, it is likely that if there is a shortfall in principal or interest under the AART indenture there will also be a shortfall under the ABLT indenture.

If an event of default occurs under both the AART indenture and the ABLT indenture, the secured notes can be declared due and payable and the lease assets can be foreclosed upon or sold, as described in “The Secured Notes—The ABLT Indenture—ABLT Events of Default; Rights Upon ABLT Event

of Default” in this prospectus. However, if an event of default occurs under the AART indenture that is not an event of default under the ABLT indenture, the notes can be declared due and payable and only the secured notes can be foreclosed upon or sold, as described in “The Notes—The AART Indenture—AART Events of Default; Rights Upon AART Event of Default” in this prospectus. The market for sale of the secured notes may be more limited than the market for sale of a portfolio of lease assets. If any sale of the secured notes is delayed or the secured notes cannot be sold, you might experience reductions or delays in payments on your notes.

Concentrations of the Leases Could Result in Losses or Payment Delays on Your Notes

As of the cutoff date, [    ]%, [    ]%, [    ]%, [    ]% and [    ]% of the leases (in each case based on the aggregate ABS Value of the lease assets as of the cutoff date) are related to lessees with mailing addresses in [                    ], [                    ], [                    ], [                    ] and [                    ], respectively. As a result of this geographic concentration, adverse economic factors such as unemployment, interest rates, the rate of inflation, consumer perception of the economy and legislative changes or other factors affecting these states could have a disproportionate impact on defaults on the leases and the ability to sell or dispose of the related leased vehicles for an amount at least equal to their stated residual value.

In addition, Ally Bank believes that a portion of the lessees under the leases are employees of the manufacturers of the related leased vehicles. Adverse changes in the automotive industry could have an impact on lessees who are employees of automotive manufacturers.

New Car Incentive Purchase Programs and Other Market Factors May Reduce the Value of the Leased Vehicles	The pricing of used cars is affected by the supply and demand for those cars, which, in turn, is affected by consumer demand and tastes, economic factors (including the price of gasoline and closure of dealerships), the introduction and pricing of new car models and other factors. Decisions by a manufacturer with respect to new vehicle production and brands, pricing and incentives may affect used car prices, particularly those for the same or similar models. An increase in the supply or a decrease in the demand for used cars may negatively impact the resale value of the leased vehicles. Decreases in the value of those leased vehicles may, in turn, decrease the proceeds realized by ABLT from leased vehicle sales (including after termination or default of related lease), which could result in losses on your notes.

The Class A Notes are Subject to Risk Because Payments on the Class A Notes are Subordinated to Servicing Fees, Administration Fees [and Other Payments]	The Class A Notes are subject to risk because payments of principal and interest on the Class A Notes are subordinated, as described below, to servicing fees, administration fees, [payments to the asset representations reviewer], [and all payments owing to the swap counterparty in relation to the interest rate swaps, other than termination payments. Senior swap termination payments, if any, owing to the swap counterparty on interest rate swaps related to the Class A Notes will be paid ratably with interest on the Class A Notes in proportion to their respective amounts]. The servicing fee will be paid prior to any payments on the secured notes, which are used to pay the noteholders.

As a result, principal and interest payments on the Class A Notes on each distribution date will be subordinated to the servicing fee due to the servicer. In addition, as provided in the administration agreement, principal and interest payments on the Class A Notes, on each distribution date, will be subordinated to the administration fees due to the administrator. If an event of default occurs and the notes are accelerated, principal payments on the Class A-2 Notes, Class A-3 Notes and Class A-4 Notes will be subordinated to principal payments on the Class A-1 Notes, principal payments on the Class A-3 Notes and the Class A-4 Notes will be subordinated to principal payments on the Class A-1 Notes and the Class A-2 Notes and principal payments on the Class A-4 Notes will be subordinated to principal payments on the Class A-1 Notes, the Class A-2 Notes and the Class A-3 Notes. This subordination could result in reduced or delayed payments of principal and interest on the Class A Notes.

[Class B Notes are Subject to Greater Risk Because the Class B Notes are Subordinated to the Class A Notes

The Class B Notes bear greater risks than the Class A Notes because payments of interest and principal on the Class B Notes are subordinated, to the extent described below, to administration fees, payments of interest and principal on the Class A Notes [and any payments due and payable to the swap counterparty, including any [senior] termination payments on interest rate swaps related to the floating rate Class A Notes].

Interest payments on the Class B Notes on each distribution date will be subordinated to administration fees, [payments to the swap counterparty,] [payments to the asset representations reviewer], interest payments on the Class A Notes, and, [during the amortization period,] [and any payments due and payable to the swap counterparty, including any [senior] termination payments on interest rate swaps related to the floating rate Class A Notes] principal payments to the Class A Notes to the extent the aggregate principal balance of the Class A Notes as of the preceding distribution date exceeds the aggregate ABS Value of the lease assets as of the distribution date. No principal will be paid on the Class B Notes until all principal of the Class A Notes has been paid in full. In addition, on each distribution date after an event of default occurs under the AART indenture and the notes are accelerated, until the time when all events of default have been cured or waived as provided in the indenture, no interest will be paid on the Class B Notes until all principal of and interest on the Class A Notes have been paid in full.

See “The Notes—Distributions on the Notes” in this prospectus.

This subordination could result in reduced or delayed payments of principal and interest on the Class B Notes.]

[Class C Notes are Subject to Greater Risk Because the Class C Notes are Subordinated in Priority to the Class A Notes and the Class B Notes

The Class C Notes bear greater risks than the Class A Notes and the Class B Notes because payments of interest and principal on the Class C Notes are subordinated, to the extent described below, to administration fees, payments of interest and principal on the Class A Notes and Class B Notes [and any payments due and payable to the swap counterparty, including any [senior] termination payments on interest rate swaps related to the floating rate Class A Notes.]

Interest payments on the Class C Notes on each distribution date will be subordinated to administration fees due to the servicer, [payments to the swap counterparty,] [payments to the asset representations reviewer], interest payments on the Class A Notes and the Class B Notes, and, [during the amortization period,] principal payments to the Class A Notes and the Class B Notes to the extent the aggregate principal balance of the Class A Notes and the Class B Notes as of the preceding distribution date exceeds the aggregate ABS value as of the close of business on the last day of the immediately preceding monthly period. No principal will be paid on the Class C Notes until all principal of the Class A Notes and the Class B Notes has been paid in full. In addition, on each distribution date after an event of default occurs and the notes are accelerated, until the time when all events of default have been cured or waived as provided in the AART indenture, no interest will be paid on the Class C Notes until all principal of and interest on the Class A Notes and the Class B Notes have been paid in full.

See “The Notes—Distributions on the Notes” in this prospectus.

This subordination could result in reduced or delayed payments of principal of and interest on the Class C Notes.]

[Class D Notes are Subject to Greater Risk Because the Class D Notes are Subordinated in Priority to the Class A Notes, the Class B Notes and the Class C Notes

The Class D Notes bear greater risks than the Class A Notes, the Class B Notes and the Class C Notes because payments of interest and principal on the Class D Notes are subordinated, to the extent described below, to payments of interest and principal on the Class A Notes, the Class B Notes and the Class C Notes.

Interest payments on the Class D Notes on each distribution date will be subordinated to servicing fees due to the servicer, [payments to the swap counterparty,] [payments to the asset representations reviewer], interest payments on the Class A Notes, the Class B Notes and the Class C Notes, and, during the amortization period, principal payments to the Class A Notes, the Class B Notes and the Class C Notes to the extent the aggregate principal balance of the Class A Notes, the Class B Notes and the Class C Notes as of the preceding distribution date exceeds the aggregate ABS Value as of the close of business on the last day of the immediately preceding monthly period. In addition, on each distribution date after an event of default occurs and the notes are accelerated, until the time when all events of default have been cured or waived as provided in the indenture, no interest will be paid on the Class D Notes until all principal of and interest on the Class A Notes, the Class B Notes and the Class C Notes have been paid in full.

Principal payments on the Class D Notes will be subordinated in priority to the Class A Notes, the Class B Notes and the Class C Notes. No principal will be paid on the Class D Notes until all principal of the Class A Notes, the Class B Notes and the Class C Notes has been paid in full. See “The Notes—Distributions on the Notes” in this prospectus.

This subordination could result in reduced or delayed payments of principal of and interest on the Class D Notes.]

[Holders of the Class B Notes and the Class C Notes May Suffer Losses Because They Have Limited Control Over Actions of the Issuing Entity and Conflicts Between Classes of Notes May Occur	The most senior outstanding class of notes will be the “controlling class.” Thus, while any Class A Notes are outstanding, that will be the controlling class. Thereafter, as long as any Class B Notes are outstanding, that will be the controlling class. Only thereafter will the Class C Notes be the controlling class.

The rights of the controlling class will include the following:

	•	following an event of default under the AART indenture, to direct the AART indenture trustee to exercise one or more of the remedies specified in the AART indenture relating to the property of the issuing entity, including a sale of the secured notes,

	•	following an administrator default, to waive the administrator default or to terminate the administrator,

	•	to remove the AART indenture trustee and appoint a successor and

	•	to consent to specified types of amendments to the AART indenture and the transfer agreements and servicing agreements.

In exercising any rights or remedies, the controlling class may act solely in its own interests. Therefore, holders of Class B Notes or Class C Notes that are subordinated to the controlling class will not be able to participate in the determination of any proposed actions that are within the purview of the controlling class, and the controlling class could take actions that would adversely affect the Class B Notes or the Class C Notes.

Furthermore, the issuing entity’s failure to make a timely payment of interest will constitute an event of default under the AART indenture only if the failure relates to the controlling class.]

[Retained Notes May Reduce the Liquidity of the Class A-1 Notes, Class B Notes, Class C Notes or Class D Notes and Subsequent Sales by the Depositor May Adversely Affect Their Value	Whether any class of the Class A-1 Notes, Class B Notes, Class C Notes or Class D Notes will be retained by the depositor or its affiliate on the [initial] closing date may not be known until pricing. A significant reduction in liquidity in the secondary market for the Class A-1 Notes, the Class B Notes, the Class C Notes or the Class D Notes may result if the depositor retains any class or classes of such notes. In addition, if any retained notes are subsequently sold by the depositor, the demand and the market price of the notes already in the market could be adversely affected.]

[Failure by the [Swap][Cap] Counterparty to Make Payments to the Issuing Entity and the Seniority of Payments Owed to the Swap Counterparty Could Reduce or Delay Payments on the Notes]

As described further in “The Transfer Agreements and Servicing Agreements—Interest Rate [Swaps][Caps]” in this prospectus, if the issuing entity issues floating rate notes, the issuing entity will enter into related interest rate [swap(s)][cap(s)] because the lease assets backing the secured notes and the secured notes owned by the issuing entity bear interest at a fixed rate while the floating rate notes will bear interest at a floating rate based on One-Month LIBOR plus an applicable spread, if any.

[If floating interest rates rise above the [fixed rate on the swap][the strike level on the cap], the [swap][cap] counterparty will owe payments to the issuing entity, and the higher floating interest rates become, the more dependent the issuing entity will be on receiving those payments from the [swap][cap] counterparty in order to make payments on the notes and the certificates. In addition, the obligations of the [swap][cap] counterparty under the interest rate [swaps][caps] are unsecured. If the [swap][cap] counterparty fails to pay the [net] amount due, you may experience delays or reductions in the interest and principal payments on your notes.]

[If the floating rate payable by the swap counterparty is less than the fixed rate payable by the issuing entity, the issuing entity will be obligated to make payments to the swap counterparty. The swap counterparty will have a claim on the assets of the issuing entity for the net amount due, if any, to the swap counterparty under the interest rate swap. Except in the case of specified termination payments, as discussed below, amounts owing to the swap counterparty will be senior to payments on the notes and the certificates. These payments to the swap counterparty could cause a shortage of funds available on any distribution date, in which case you may experience delays or reductions in interest and principal payments on your notes.]

[In addition, if the interest rate swap terminates, a termination payment may be due to the swap counterparty. If the termination is the result of a default by or other circumstance with respect to the issuing entity, the payment to the swap counterparty would, and, if the termination is the result of the bankruptcy of the swap counterparty, the payment to the swap counterparty may be required by the bankruptcy court to, be made by the issuing entity out of funds that would otherwise be available to make payments on the notes and would be paid from available funds, and senior swap termination payments on the interest rate swap would be equal in priority to payments of interest on the Class A Notes and senior to all other payments on the notes. The amount of the termination payment will be based on a measure of the market value of the interest rate swap at the time of termination in accordance with procedures set forth in the applicable primary [swap][cap]. The termination payment could be substantial if market interest rates and other conditions have changed materially since the issuance of the notes. In that event, you may experience delays or reductions in interest and principal payments on your notes.]

[The issuing entity will make payments to the swap counterparty out of, and will include receipts from the swap counterparty in, its generally available funds—not solely from funds that are dedicated to the floating rate notes. Therefore, the impact of any net amount due to the swap counterparty, if any, would be to reduce the amounts available for distribution to holders of all securities, not just holders of floating rate notes.]

[The Issuing Entity May Issue Floating Rate Notes, but the Issuing Entity Will Not Enter into any Interest Rate Swaps and You May Suffer Losses on Your Notes if Interest Rates Rise; and the Allocation of the Floating Rate Notes Will Not Be Known until Pricing, which will Affect the Interest Payable on the Floating Rate Notes

[The lease assets owned by the issuing entity bear interest at a fixed rate while the floating rate notes will bear interest at a floating rate based on One-Month LIBOR plus an applicable spread, if any. Even though the issuing entity may issue floating rate notes, it will not enter into any interest rate swaps or other derivative transactions in connection with the issuance of the floating rate notes.

If the floating rate payable by the issuing entity is substantially greater than the fixed rate received on the lease assets, the issuing entity may not have sufficient funds to make payments on the notes. If the issuing entity does not have sufficient funds to pay, you may experience delays or reductions in the interest and principal payments on your notes.

If market interest rates rise or other conditions change materially after the issuance of the notes and certificates, you may experience delays or reductions in interest and principal payments on your notes. The issuing entity will make payments on the floating rate notes out of its generally available funds—not solely from funds that are dedicated to the floating rate notes. Therefore, an increase in interest rates would reduce the amounts available for distribution to holders of all securities, not just the holders of the floating rate notes, and a decrease in interest rates would increase the amounts available to the holders of all securities.

Additionally, the principal amount of the floating rate notes may not be known until the day of pricing, which may affect the amount of interest payable to the holders of the floating rate notes. The greater the amount of floating rate notes issued, the greater the amount of exposure the issuing entity will have to increases in the floating rate payable on the floating rate notes. Furthermore, if one of the tranches of the Class [A-2b] Notes has a very small principal amount, the liquidity of such tranche of Class [A-2b] Notes may be reduced.]

[Availability of Additional Lease Assets During the Revolving Period Could Shorten the Average Life of the Notes

During the revolving period, the issuing entity will not make payments of principal on the notes. Instead, the issuing entity will purchase additional lease assets from the depositor. The secured notes will be secured by additional lease assets allocated to the 20    -SN pool. The purchase of additional lease assets will lengthen the average life of the notes compared to a transaction without a revolving period. However, an unexpectedly high rate of collections on the lease assets during the revolving period, a significant decline in the number of lease assets available for purchase or the inability of the depositor to acquire new lease assets could affect the amount of additional lease assets that the issuing entity is able to purchase. If the issuing entity is unable to reinvest the amounts available in the accumulation account by the end of the revolving period, then the average life of the notes will shorten.

Amounts allocable to principal payments on the notes that are not used to purchase additional secured assets during the revolving period will be deposited into the accumulation account. Among other early amortization events, it will be an early amortization event if the amount in the accumulation account on any distribution date during the revolving period exceeds [    ]% of the initial aggregate ABS Value of the lease assets. See “The Transfer Agreements and Servicing Agreements—The Revolving Period” in this prospectus. If an early amortization event happens, the revolving period will terminate and the amortization period will commence, shortening the average life of the notes.

A variety of unpredictable economic and other factors may influence the availability of additional lease assets. You will bear all reinvestment risk resulting from a longer or shorter than anticipated average life of the notes.]

[The Additional Lease Assets May Have Different Characteristics than the Initial Lease Assets	This prospectus describes only the allocated characteristics of the initial lease assets as of the initial cutoff date. Any additional lease assets allocated to 20 -SN pool entity during the revolving period will have characteristics that differ from the characteristics of the initial lease assets as of the initial cutoff date described in this prospectus. Although the additional lease assets must satisfy the additional lease assets eligibility criteria, the additional lease assets may be of a different credit quality and seasoning than the initial lease assets.]

SUMMARY OF TRANSACTION PARTIES*

*	This chart provides only a simplified overview of the relationships between the key parties to the transaction. Refer to this prospectus for a further description.
**	[The [Class A-1 Notes, [the Class B Notes, the Class C Notes] and the] Class D Notes and the certificates are not offered hereby and will instead be sold in one or more private placements or retained by the depositor initially.] [The Class RR Notes will be retained by the depositor or its affiliate and may be sold after the date specified under “Credit Risk Retention.”]

SUMMARY OF MONTHLY DEPOSITS TO AND WITHDRAWALS FROM ABLT AND AART

ACCOUNTS*

[DURING THE AMORTIZATION PERIOD]

*	This chart provides only a simplified overview of the monthly flow of funds. See “The Notes—AART Distributions” in this prospectus for a further description.

SUMMARY OF MONTHLY DEPOSITS TO AND WITHDRAWALS FROM ABLT AND AART

ACCOUNTS*

[DURING THE REVOLVING PERIOD]

Administrator
Sponsor
Purchase Payments
Administrative Payments
Administration Fees
Warranty Payments
AART Collection Account
AART Collection Account Shortfall Amount
ABLT
Payments on Secured Notes
Excess Funds
Interest and Principal
Withdrawls from Accumulation Account
Deposits to Accumulation Account
Additional Secured Notes
Purchase Price
Certificateholders
Note Distribution Account
Depositor
Interest and Principal
Noteholders
Accumulation Account

*	This chart provides only a simplified overview of the monthly flow of funds. See “The Notes—ABLT Distributions” in this prospectus for a further description.

See “The Transfer Agreements and Servicing Agreements—Distributions on the Notes—Priorities for Distributions from AART Collection Account: Revolving Period” for a description of the relative priorities of each class.

SUMMARY OF MONTHLY DEPOSITS TO AND WITHDRAWALS FROM ABLT AND AART

ACCOUNTS*

[DURING THE AMORTIZATION PERIOD]

Administrator
Sponsor
Purchase Payments
Administrative Payments
Administration Fees
Warranty Payments
AART Collection Account
AART Collection Account Shortfall Amount
ABLT
Payments on Secured Notes
Excess Funds
Interest and Principal
Certificateholders
Note Distribution Account
Interest and Principal
Noteholders

*	This chart provides only a simplified overview of the monthly flow of funds. See “The Notes—ABLT Distributions” in this prospectus for a further description.

See “The Notes—Distributions on the Notes—Priorities for Distributions from AART Collection Account[: Amortization Period]” for a description of the relative priorities of each class.

THE SPONSOR

Ally Bank was incorporated in 2004 under the laws of the State of Utah relating to industrial loan corporations under the name “GMAC Automotive Bank,” and changed its name to “GMAC Bank” in 2006. In December 2008, GMAC Bank converted into a Utah-chartered commercial nonmember bank and in May 2009 further changed its name to “Ally Bank.” In March 2016, Ally Bank received approval from the Board of Governors of the Federal Reserve System (“FRB”) to become a state member bank and be regulated by the FRB through the Federal Reserve Bank of Chicago. Ally Bank is subject to regulation primarily by the FRB and the Utah Department of Financial Institutions.

The sponsor is a wholly owned indirect subsidiary of Ally Financial. On December 24, 2008, and in connection with the conversion of GMAC Bank into a Utah-chartered commercial nonmember bank now known as Ally Bank, Ally Financial and IB Finance Holding Company, LLC (“IB Finance”) were each approved by the FRB as bank holding companies under the Bank Holding Company Act of 1956, as amended. IB Finance is the direct holding company for Ally Bank and is a subsidiary of Ally Financial. As a result, Ally Financial and IB Finance are now subject to the supervision and examination of the FRB.

Ally Bank has its principal office at 6985 Union Park Center, Suite 435, Midvale, Utah 84047, Tel. No. (801) 790-5000, and administrative offices at 1100 Virginia Drive, Ft. Washington, Pennsylvania 19034.

Ally Bank provides a wide variety of automotive financial services to and through dealerships and to the customers of those dealerships. In these lines of business, Ally Bank principally finances the acquisition and resale by dealerships of various new and used automotive and non-automotive products and acquires from those dealers installment obligations covering retail sales [directly] and, through its subsidiary ABLT, leases of new and used vehicles. Ally Bank also provides dealer equipment facilities financing, residential mortgage financing and wholesale and retail financing.

Ally Bank’s financing operations are organized into two segments—automotive and mortgage products. The products and services offered by Ally Bank’s automotive financing operations include the funding of retail installment sale contracts, direct purchase money loans and leases, extension of term loans, dealer floorplan financing and other lines of credit.

In the retail market, Ally Bank provides vehicle financing to consumers through automotive dealerships, under the Ally Bank brand name. In most cases, Ally Bank purchases retail instalment sale contracts and, through a subsidiary, lease contracts for new and used vehicles and other products from dealers.

In the wholesale market, Ally Bank finances the acquisition and resale by dealerships of various new automotive and nonautomotive products.

Ally Bank has been actively acquiring or originating assets, including retail installment sale contracts, direct purchase money loans and leases[, directly and through a subsidiary,] and loans to dealers for the financing of dealer inventory, since its incorporation in 2004. Ally Bank began securitizing its retail assets in 2009, wholesale assets in 2010 and lease assets in 2011. Beginning in July 2014, all acquisitions of lease assets have been effected through Ally Bank’s subsidiary ABLT.

When Ally Bank securitizes automotive retail installment sale contracts, lease assets and wholesale finance receivables, it may retain an interest in the sold assets. These interests may take the form of asset-backed securities, including senior and subordinated interests in the form of investment grade, non-investment grade or unrated securities. Any notes or interests retained in the issuing entity by Ally Financial or its affiliates are described under “Credit Risk Retention” in this prospectus.

ABLT will select the lease assets from its U.S. portfolio of new and used retail car and light duty truck lease assets using the methodology described in under “The Lease Assets and the Secured Notes—Criteria Applicable to the Selection of [Initial] Lease Assets” [and “The Lease Assets and the Secured Notes—Criteria Applicable to the Selection of Additional Lease Assets During the Revolving Period”] in this prospectus.

None of Ally Bank, Ally Financial or any of their respective affiliates other than the issuing entity will be obligated to make, or otherwise guarantee, any principal, interest or other payment on the notes or the certificates.

Ally Bank is the sponsor of the transaction set forth in this prospectus. Ally Bank has securitized its lease assets in one registered offering in 2012, one registered offering is 2013, two registered offerings in 2014 and one registered offering in 2015. Ally Bank has securitized its retail auto receivables in five registered offerings in 2010, five registered offerings in 2011, five registered offerings in 2012, two registered offerings in 2013, three registered offerings in 2014, two registered offerings in 2015 and one registered offering in 2016. Ally Bank completed two private placement retail auto transactions in 2009, one private placement retail auto transaction in 2012, one private placement lease transaction in 2011 and one private placement retail auto transaction in 2014. In those retail and lease securitizations, Ally Bank sponsored trusts and issuing entities have issued securities with an aggregate initial principal balance of approximately $36.6 billion. Ally Bank has securitized its wholesale receivables in one registered offering and four private placement transactions in 2010, four registered offerings and one private placement transaction in 2011, five registered offerings in 2012, three registered offerings in 2013, five registered offerings in 2014 and three registered offerings in 2015, with the publicly offered and privately placed notes having an aggregate initial principal balance of approximately $17.1 billion. As of December 31, 2015, none of the prior securitizations sponsored by Ally Bank have defaulted or experienced an early amortization or similar triggering event.

For further details with respect to Ally Bank’s prior public securitizations over the last [four] [five] years, see “Appendix A—Static Pool Data” in this prospectus.

DESCRIPTION OF AUTO LEASE BUSINESS

Acquisition and Underwriting of Motor Vehicle Leases

Ally Bank directly and through its subsidiary ABLT leases automobiles and light duty trucks to retail customers and acquires such leases and the related leased vehicles through agreements with automobile and light duty truck dealerships and affiliated leasing companies. See “The Sponsor” in this prospectus. Dealers are not responsible for the customer’s performance during the lease period nor for the value of the vehicle at the scheduled lease end date. Manufacturers may elect to sponsor retail leasing programs to increase vehicle sales, including establishing below-market lease rates and/ or establishing residual values in excess of those values published in residual guide books that have been used by Ally Bank and its affiliates, including ABLT.

Since July 2014, Ally Bank has acted as acquisition agent on behalf of ABLT. As acquisition agent, Ally Bank is responsible for negotiating purchases of lease assets from dealers on ABLT’s behalf, reviewing leases for conformance with acquisition standards, arranging for issuance and delivery of related documentation, arranging and facilitating payment by ABLT of amounts paid to purchase the leases and instructing dealers to take necessary actions to cause the certificates of title to be issued in the name of VAULT as nominee for ABLT. Ally Bank is paid reasonable compensation for its services as acquisition agent.

The process of acquiring leases begins, in general, with the application by a customer for a lease of a motor vehicle at a participating dealer. Applications are initiated through websites established and maintained by the sponsor or its affiliates or third parties. Prior to December 31, 2014, applications could also have been initiated by fax.

[With respect to leases acquired by Ally Bank before July 2014, Ally Bank and Ally Financial used an underwriting process in which applications are reviewed solely by Ally Financial credit underwriters. These credit underwriters used Ally Bank’s underwriting standards when evaluating applications on behalf of Ally Bank].

Ally Financial acts as underwriting agent for ABLT. As underwriting agent, Ally Financial is responsible for reviewing leases for conformance with acquisition standards, maintaining records of ABLT’s lease asset acquisition activities, processing lease contracts and implementing quality control on behalf of ABLT. Customer applications are reviewed by Ally Financial credit underwriters implementing ABLT’s underwriting standards. Ally Financial is paid reasonable compensation for its services as underwriting agent. As the underwriting is done on behalf of ABLT, we generally refer in this prospectus to ABLT rather than Ally Financial when describing the underwriting process.

The application evaluation process begins with the placement of each application into one of several analytical categories or “segments,” based on specified aspects of the applicant’s credit profile and of the related vehicle. Ally Financial on behalf of ABLT [or Ally Bank for leases acquired prior to July 2014] then evaluates each application by applying a proprietary credit scoring algorithm. Ally Financial designed the credit scoring algorithm with assistance from a third party credit scoring company. The credit scoring algorithm is reviewed and updated on a periodic basis in order to account for changes in the perceived impact of specific inputs on applicant creditworthiness. The most recent credit scoring algorithm redevelopment was implemented in May 2015.

The output of the credit scoring algorithm is referred to as the “odds.” The odds predict the statistical likelihood that a loss will occur with respect to that lease asset, but do not predict the performance of any lease asset with certainty. Ally Bank uses the odds to sort applicants into several different credit tiers. Concurrently with this process, Ally Bank as acquisition agent for ABLT takes other steps to gather information regarding the applicant, such as checking lists maintained by the Office of Foreign Assets Control and performing fraud and duplicate application checks.

Once the information is gathered, Ally Bank, [on its own behalf or] as agent for ABLT, analyzes the application to determine whether to approve it. These determinations are made judgmentally on the basis of all of the information available to ABLT and [its agents] [Ally Bank], including the following:

•	the odds and the applicant’s credit tier,

•	the length of time the prospective applicant’s credit has been reported,

•	the type of credit the prospective applicant has established in its credit file,

•	the net capitalized cost on the lease agreement and the dealer invoice price of the leased vehicle,

•	the term of the lease, and

•	the prospective applicant’s overall creditworthiness and ability to pay.

[Ally Bank’s and] ABLT’s standards also require physical damage insurance to be maintained on each leased vehicle.

Applications are first evaluated through an automated process. Applications are approved or declined and credit decisions are made either entirely through the automated process or through the automated process followed by manual review by a credit underwriter. An automated process was developed in order to expedite the review of applications. The automated process uses an algorithm to approve applications with various combinations of credit factors that have been observed over time to receive credit underwriter approval. As a result, there are many clusters of credit factors that will lead to an automated approval, rather than one or a few sets of benchmark characteristics. Final approval based solely on automated approval, without manual review, is limited to the higher quality credit tiers. However, even in the highest quality credit tier, a significant portion of approved applications are approved by credit underwriters rather than by the automated process.

The sponsor may use programs developed and maintained by the sponsor or third parties that would allow it to complete the entire leasing process electronically. The resulting leases will be electronically signed by the related obligors and maintained by the sponsor or third parties in electronic form only.

Leases that are acquired under incentive programs sponsored by vehicle manufacturers, typically have implied lease rates that, upon lease origination, are below current market rates or Stated Residual Values that are higher than the ALG Residual (as defined below).

Once the lease agreement, title application, insurance form, odometer statement and various other forms have been completed by the dealer, Ally Bank or its affiliate on behalf of ABLT directs the dealer to title the vehicle in the name of VAULT, as nominee, and to record a lien in favor of Ally Bank, ABLT or Ally Financial, as its agent, on the vehicle’s certificate of title. The dealer sends the appropriate paperwork to Ally Bank or its affiliate on behalf of ABLT. Ally Bank or its affiliate then enters essential information into the centralized database after which billing statements are automatically generated and mailed monthly to the lessee. Several processing centers are responsible for the processing of monthly payments, while Ally Bank’s or its affiliates’ branches take charge of all collection efforts against delinquent lessees.

Prior to transferring possession of a vehicle to a lessee, the dealer must:

•	collect the first monthly payment, including a refundable security deposit unless the lessee qualifies for the SmartLease Loyalty Program or other marketing programs, in which case both may be waived,

•	verify that the lessee has purchased at least the minimum physical damage and public liability insurance coverage and

•	ensure that all required license fees, registration fees and up-front taxes are paid.

Fees and taxes are included in the lessee’s monthly payment, including acquisition fees and documentation expenses. The dealer is responsible for titling and registering the vehicle, unless the applicable state’s motor vehicle department permits or requires the lessee to submit the title and registration documentation.

Underwriting Exceptions

[Each of Ally Bank and] ABLT has established a series of policies, or “underwriting criteria,” that apply to the review of a credit application. The underwriting criteria contain guidelines for many attributes of an application, such as a maximum payment-to-income ratio and minimum credit score and, for lower credit quality applicants, maximum debt-to-income ratio. Some, but not all, of these guidelines will vary according to the credit tier of the applicant or the term of the proposed lease, with a higher credit tier or a shorter lease term generally having a more permissive guideline.

Credit underwriters have a limited ability to approve exceptions to the guidelines contained in the underwriting criteria. Exceptions to the credit policies must be approved by credit underwriters with appropriate credit authority. Approved applicants that do not comply with all credit guidelines typically have strong compensating factors that indicate a high ability of the applicant to make lease payments, such as a co-lessee or a shorter lease term. Examples of underwriting exceptions may include allowing a longer term or a greater ratio of payment to income or debt to income than the standard allowances for such criteria. [Each of Ally Bank and] ABLT monitors exceptions to the guidelines, with the goals of limiting exceptions to a small portion of approved applications and rarely permitting more than a single exception for any lease. Information regarding lease assets in the 20    -SN pool that constituted exceptions to the guidelines is disclosed in this prospectus under “The Lease Assets and Secured Notes—Exceptions to Underwriting Guidelines.”

Determination of Residual Value

Historically, Ally Bank and its affiliates used residual values from the Automotive Lease Guide to set residual values on vehicles at the time of lease acquisition. The Automotive Lease Guide is an independent publication of vehicle residual values and is frequently used for comparison purposes by the vehicle leasing industry. We refer to the expected value of a vehicle at the scheduled lease end date of the related lease as determined by the Automotive Lease Guide, as adjusted as set forth in the paragraph below, at the date specified in this prospectus as the “ALG Residual.” Prior to August 2009, Ally Bank and its affiliates calculated the residual value stated in each lease, which we refer to as the “Stated Residual Value,” by adding a percentage of the manufacturer’s suggested retail price or “MSRP” to the ALG Residual of that vehicle. The percentage of MSRP added to the ALG Residual varied according to the level of lease payments desired by the applicable manufacturer and Ally Bank and its affiliates as well as other factors, such as the vehicle model being leased and the mileage level per year specified in the lease. The maximum allowable residual value with respect to a new leased vehicle is the MSRP for the base vehicle plus options. We use the concept “Lease Residual,” which is the lesser of the Stated Residual Value and the ALG Residual (in each case, set at lease inception and discounted at the Discount Rate), to establish the ABS Value of the lease assets.

Beginning in August 2009, to mitigate residual exposure at lease termination, Ally Bank and its affiliates elected to risk adjust the ALG Residual to set residual values of leased vehicles. Risk adjustments to ALG Residual were determined at lease inception and were based on past residual performance of Ally Bank’s portfolio. Except in very limited circumstances, such adjustments generally result in a reduction of the ALG Residual. In early 2012, Ally Bank adopted a new model to set residual values using multiple variables based on its historical experience.

[In 2008, due to the economic downturn, Ally Bank experienced residual value losses as used car values declined, which continued into the early part of 2009. As the used car market recovered in the second half of 2009, Ally Bank once again experienced marginal residual gains. This favorable trend continued in 2010 through 20[15] as Ally Bank reported residual gains in both scheduled and early terminations. We cannot assure you that this trend towards declining residual value losses and increasing residual value gains will continue or that residual value losses experienced in future periods will be greater or less than residual value losses experienced in previous periods.]

Currently, Ally Bank and its affiliates have dedicated internal teams that focus on residual setting. The teams utilize proprietary internal models as well as product evaluation in determining the appropriate residual value for a given vehicle. Ally Bank and its affiliates also consult third party residual forecasts as part of the residual setting process. Automotive Lease Guide is currently one of three external vendors that supply residual value forecasts.

Ally Bank distributes residual value tables to its affiliates and franchised dealers bi-monthly. The tables provide residual value percentages for each new vehicle available for lease terms of 12, 24, [27,] 30, 36, [39,] 42, 48 and 60 months. If a term and corresponding residual value percentage are not published, the dealer will interpolate the number by averaging the nearest published data above and below the desired term.

Terms of Motor Vehicle Leases

Each lease and related leased vehicle is or was purchased from the dealer by Ally Bank or ABLT for its “capitalized cost,” which may exceed the MSRP. The capitalized cost represents the present value (as of the acquisition date) of the monthly payments due on a lease and the Stated Residual Value discounted at an implied lease rate. Each lease provides for level monthly payments except for the first and last monthly payments, and the monthly payments on a lease are generally due on the same day of each month.

A lease may terminate before its scheduled termination date—which we call an early termination—in one of the following ways: a voluntary early termination by the lessee under a Pull Ahead Program or otherwise, or a liquidation due to a default under the lease or a casualty loss of the leased vehicle.

Each lease agreement provides that the lessor may terminate the lease and retake the vehicle if the lessee defaults. Events of default under the lease agreement include, but are not limited to, the occurrence of the following:

•	the lessee fails to make a payment when due,

•	the lessee fails to maintain required insurance coverage,

•	the lessee fails to maintain or repair the vehicle as required by the lease agreement,

•	the lessee violates the transfer of interest provisions of the lease agreement,

•	the lessee breaches any agreements in the lease and that breach significantly impairs the prospect of payment, performance or realization of the lessor’s interest in the vehicle,

•	the lessee made a material misrepresentation on his or her lease agreement or

•	the lessee does any other act that is a default under a lease agreement under applicable law.

Upon default, the lessor or assignee may terminate the lease agreement and the lessee is responsible for any payments otherwise required upon early termination of the lease.

Each lease agreement may be terminated by the lessee at any time before its scheduled lease end date. If a lease agreement is terminated early, the lessee must return the vehicle to Ally Bank or its affiliate or to any reasonable address Ally Bank or its affiliate designates and complete an odometer disclosure statement. Except for leases terminated under a Pull Ahead Program, upon early termination the lessee will owe an amount equal to the total unpaid monthly payments, less unearned lease charges, plus any unpaid fees and taxes and charges for excess mileage and excess wear, to the extent not offset by the excess of the vehicle’s sales price over the Stated Residual Value of the vehicle, all as stated in the lease agreement. For leases terminated early under a Pull Ahead Program, lessees are only responsible for any accrued but unpaid monthly lease payments and payment of the excess wear and excess mileage charges as described below under “—Pull Ahead Programs and Other Early Termination Marketing Programs” in this prospectus. Each lease agreement provides that the lessee may, at its own expense, obtain from an independent third party acceptable to Ally Bank or its affiliate a professional appraisal of the vehicle’s wholesale value that could be realized at sale. The appraised value will be binding and used as the sales price when determining whether or not there is any surplus.

All of the leases are closed-end leases. Under a closed-end lease, at the end of its term, if the lessee does not elect to purchase the vehicle by exercise of the purchase option contained in the lease agreement, the lessee is required to return the vehicle to Ally Bank or its affiliate or any reasonable address Ally Bank or its affiliate designates. After the vehicle is returned, an inspection will be completed by either the dealer or a third party inspection company. As with an early termination by the lessee, the lessee must complete an odometer disclosure statement and pay for excess mileage and excess wear charges and other items that may be due under the lease. The lessee is not required to pay the deficiency, if any, between the vehicle’s sale price and its residual value.

The lessee may exercise the purchase option under the lease agreement at the scheduled lease end date by paying the purchase price stated in the lease agreement. The purchase price is established by the dealer at lease inception and is described in the “Purchase Option at End of Lease Term” section of the lease agreement. Beginning in 2009, originated leases included a $2,500 premium in the purchase option over the contract residual value, however, this practice was discontinued in July 2012 with respect to leases related to vehicles manufactured by General Motors and in January 2013 with respect to leases related to vehicles manufactured by Chrysler Group LLC and Fiat S.p.A.

Vehicle Maintenance; Excess Wear and Excess Mileage

Each lease provides that the lessee is responsible for all maintenance, repair, service and operating expenses of the leased vehicle. In addition, the lessee is responsible under the related lease for all excess damage to the leased vehicle and for its loss, seizure or theft. At the scheduled lease end date of the lease, if the lessee does not purchase the leased vehicle, the lease requires the lessee to pay Ally Bank or its affiliate the estimated cost to repair any damage to the vehicle that is deemed to be “excess wear.” Excess wear generally includes such items as inoperative mechanical and electrical parts, damage to the body, lights, trim or paint, missing equipment, parts and accessories, and similar items.

Each lease also specifies a selected mileage level per year, which is one of the factors taken into account by Ally Bank or ABLT in establishing the residual value for a leased vehicle. For more information on the determination of residual values, see “—Determination of Residual Value” above. If the lessee does not purchase the leased vehicle at the end of the lease term, the lease requires the lessee to pay Ally Bank an excess mileage charge for each mile the vehicle has been driven in excess of the selected mileage level.

If the lessee fails to maintain the vehicle as required under the lease or to pay excess wear or excess mileage charges, the vehicle sale price could be reduced, in turn reducing amounts available to pay the secured notes and the notes.

Pull Ahead Programs and other Early Termination Marketing Programs

Pull Ahead Programs are employed to promote customer loyalty by offering attractive early termination options for leases and to provide lessees with an incentive to purchase or lease new vehicles. These programs are also employed in an attempt to shift vehicles out of peak termination months and to increase the number of off-lease vehicles that are sold or auctioned during those months in which the purchase price for off-lease vehicles tends to be higher. Ally Financial acts as pull ahead agent for the vehicle manufacturers (in such capacity, the “Pull Ahead Agent”) in administering a Pull Ahead Program. Although the vehicle manufacturer or the Pull Ahead Agent, on behalf of the vehicle manufacturers, may commence a Pull Ahead Program, under the servicing agreement only Ally Financial as servicer (or any successor servicer) is permitted to waive, extend or modify the leases subject to the Pull Ahead Program. The terms of the leases do not give any lessee the right to instigate or participate in a Pull Ahead Program.

Under a Pull Ahead Program, the Pull Ahead Agent may elect to permit qualified lessees to terminate their leases prior to their respective scheduled lease end dates without having to make all or a portion of their remaining Monthly Lease Payments. In order to qualify for this program, the lessee must return its leased vehicle to a dealer or the applicable manufacturer’s dealer and purchase or lease a new vehicle from the same manufacturer. The lessee remains obligated to pay all accrued and unpaid monthly lease payments (other than Monthly Lease Payments waived in connection with the Pull Ahead Program) and any applicable excess mileage and excess wear charges based on the original lease terms. Under the pull ahead funding agreement, a lease becomes a Pull Ahead Lease Asset as of the end of the monthly period during which the servicer has received actual notice that the lessee elected to terminate the lease prior to its scheduled lease end date by delivery of the leased vehicle to a dealer in connection with the Pull Ahead Program and the related lessee has made payment of all required Monthly Lease Payments and any other required amount pursuant to the Pull Ahead Program. Under the servicing agreement, the servicer permits a lessee to participate in a Pull Ahead Program and accepts the Pull Ahead Payment from the Pull Ahead Agent in lieu of receiving all or a portion of the remaining monthly payments from the lessee as described below. On the first business day of each monthly period, the servicer (if the servicer is not Ally Financial) will notify the Pull Ahead Agent of the identity of all lease assets that have become Pull Ahead Lease Assets during the immediately preceding monthly period and the aggregate amount of Pull Ahead Payments paid and remaining to be paid for the preceding monthly period.

The pull ahead funding agreement will require the Pull Ahead Agent to pay an amount equal to the aggregate amount of the Pull Ahead Payments to the servicer (whether Ally Financial or any successor servicer) for deposit into the ABLT collection account. Pull Ahead Payments will be due on the second business day of the monthly period following any monthly period in which a lease asset is deemed to have become a Pull Ahead Lease Asset or, if the Monthly Remittance Condition is satisfied, on the third business day preceding the related distribution date. The servicer, whether Ally Financial or any successor servicer, will be required to deposit the Pull Ahead Payments into the ABLT collection account on the same day that it is received. The servicer may also direct the Pull Ahead Agent to deposit Pull Ahead Payments directly into the ABLT collection account. Any failure by Ally Financial, as servicer, to obtain and deposit the Pull Ahead Payments would be a servicer default under the servicing agreement. For a successor servicer, the failure to obtain a Pull Ahead Payment from the Pull Ahead Agent will not be a servicer default, but the failure to deposit any Pull Ahead Payment it receives will be a servicer default. If a servicer default has occurred and remains unremedied, the ABLT indenture trustee may terminate the servicer. See “The Transfer Agreements and Servicing Agreements—Servicer Default” in this prospectus. No lessee under a lease asset will be permitted to participate in any Pull Ahead Program unless: (1) the lessee has paid all amounts due and payable by the lessee under the lease on or before the date of the lessee’s election to terminate the lease (other than (A) excess wear and excess mileage charges, which will be charged to the lessee to the extent applicable in accordance with the lease and customary servicing practices, and (B) any remaining Monthly Lease Payments that have been waived pursuant to the Pull Ahead Program); and (2) the Pull Ahead Agent has made all Pull Ahead Payments that were due and payable as described above for all previous Pull Ahead Lease Assets on or prior to the date that is five business days before the date that the lease asset is deemed to have become a Pull Ahead Lease Asset. If the Pull Ahead Agent does not pay all Pull Ahead Payments to or at the direction of the servicer in a timely manner for deposit into the ABLT collection account, the servicer, whether Ally Financial or any successor servicer, will be required to use commercially reasonable efforts to collect any such unpaid Pull Ahead Payments and deposit them into the ABLT collection account.

In addition to Pull Ahead Programs, other early termination marketing programs are utilized by vehicle manufacturers to encourage voluntarily early terminations by lessees, including offering incentives in connection with the purchase or lease of a new vehicle to lessees where the manufacturer believes that a vehicle’s sales price is likely to exceed the Stated Residual Value of such vehicle. In connection with early termination marketing programs that are not Pull Ahead Programs, lessees remain obligated to pay all accrued and unpaid monthly lease payments less unearned lease charges, plus any unpaid fees and taxes and any applicable excess mileage and excess wear charges based on the original lease terms to the extent not offset by the excess of the vehicle’s sales price over the Stated Residual Value of the vehicle, as described in this prospectus under “Description of Auto Lease Business—Terms of Motor Vehicle Leases.”

THE SERVICER AND THE ADMINISTRATOR

Ally Financial, directly and through its subsidiaries, most notably Ally Servicing LLC and Ally Bank, services non-prime and prime automobile retail instalment sale contracts and leases acquired or originated by it and others on behalf of banks, credit unions, finance companies and securitized trusts. As of December 31, 2015, Ally Financial has originated over [75] securitizations of retail vehicle instalment sale contracts and leases through a combination of registered offerings and privately placed transactions. In those securitizations, Ally Financial has issued securities with an aggregate initial principal balance of over $[130] billion.

On the [initial] closing date, Ally Financial Inc., a Delaware corporation, will be appointed under the servicing agreement as servicer of the lease assets that are allocated to the 20    -SN pool under the allocation agreement. Ally Financial will be appointed as administrator of the secured notes to be owned by the issuing entity under the administration agreement. Ally Financial will also have serviced the lease assets on behalf of ABLT prior to their allocation to the 20    -SN pool. Ally Financial also acts as titling agent as described in “Vehicle Asset Universal Leasing Trust.” The depositor will transfer and assign to the issuing entity, without recourse, its entire interest in the secured notes, including its rights under the pooling agreement and under the trust sale agreement between the depositor and the issuing entity.

General Motors Acceptance Corporation, the predecessor of Ally Financial, was incorporated in 1919 under the New York Banking Law relating to investment companies. General Motors Acceptance Corporation relinquished that status and became a Delaware corporation on January 1, 1998. Ally Financial has its principal executive offices at 200 Renaissance Center, Detroit, Michigan 48265. It provides services from multiple locations throughout the United States. In July 2006, General Motors Acceptance Corporation converted to a Delaware limited liability company and changed its name to GMAC LLC. In June 2009, GMAC LLC converted to a Delaware corporation and changed its name to GMAC Inc. On May 10, 2010, GMAC Inc. changed its name to Ally Financial Inc.

On November 30, 2006, General Motors sold 51% of the common equity interests of Ally Financial to a consortium of investors, led by an affiliate of Cerberus Capital Management, L.P. We refer to that transaction as the “Acquisition.”

On December 24, 2008, and in connection with the conversion of GMAC Bank into a Utah-chartered commercial nonmember bank, Ally Financial and IB Finance were each approved by the FRB as bank holding companies under the Bank Holding Company Act of 1956, as amended, or the “BHCA.” IB Finance is a subsidiary of Ally Financial and the direct holding company for Ally Financial’s bank depository institution, GMAC Bank, which is now known as Ally Bank. On December 23, 2013, Ally Financial was approved by the FRB as a financial holding company under the BHCA.

Since becoming a bank holding company, Ally Financial received various investments from the U.S. Department of the Treasury, the “Treasury,” in connection with the Treasury’s Supervisory Capital Assessment Program. On November 20, 2013, Ally Financial repurchased all of the Treasury’s then outstanding mandatorily convertible preferred stock. On April 15, 2014, Ally Financial closed an initial public offering of 95,000,000 shares of its common stock. The Treasury announced on December 19, 2014 that it had sold its remaining Ally Financial common stock.

Ally Financial, directly and through its subsidiaries, most notably Ally Servicing LLC, or “Ally Servicing,” formerly known as Semperian LLC, and Ally Bank, services prime and non-prime automobile retail instalment sale contracts and retail motor vehicle leases acquired or originated by it and others on behalf of banks, credit unions, finance companies and issuers of asset-backed securities. Ally Financial has entered into subservicing agreements with Ally Servicing and Ally Bank under which Ally Financial has engaged Ally Servicing’s and Ally Bank’s services with respect to certain retail and lease assets. Ally Servicing and Ally Bank act at the direction of Ally Financial and in compliance with the Transfer Agreements and Servicing Agreements. For a further description of the Transfer Agreements and Servicing Agreements, see “The Transfer Agreements and Servicing Agreements” in this prospectus. In the event of any removal of Ally Financial as the servicer, Ally Servicing and Ally Bank will no longer be involved in the servicing of the lease assets.

Ally Servicing is a wholly-owned subsidiary of Ally Financial. Ally Servicing, a Delaware limited liability company, was originally incorporated as AccuTel, Inc. on April 8, 1999. On July 21, 2005, AccuTel changed its name to Semperian, Inc. Semperian, Inc. subsequently converted to a limited liability company. Semperian LLC changed its name to Ally Servicing LLC in August 2010.

Ally Servicing has its principal office at 2000 Town Center, Suite 2200, Southfield, Michigan 48075, Tel. No. 248-948-7702.

Since 1999, Ally Servicing has acted as a sub-servicer for Ally Financial, and has assumed increased servicing responsibilities over time. Currently, Ally Servicing acts as a sub-servicer for the entire U.S. portfolio of retail instalment sale contracts and retail motor vehicle leases serviced by Ally Financial. Ally Servicing performs its sub-servicing operations from centers located in Jacksonville, Florida; Shoreview, Minnesota; Lewisville, Texas and Little Rock, Arkansas. Ally Servicing only acts as sub-servicer for Ally Financial and its affiliates and does not service assets for any other parties.

Since April 2016, Ally Bank has acted as a sub-servicer for Ally Financial. Currently, Ally Bank acts as a sub-servicer with responsibility for certain servicing activities related to the entire U.S. portfolio of retail instalment sale contracts and retail motor vehicle leases that are not delinquent and serviced by Ally Financial. Ally Bank performs its sub-servicing operations from centers located in Jacksonville, Florida; Lewisville, Texas and Detroit, Michigan. Ally Bank only acts as sub-servicer for Ally Financial and its affiliates and does not service assets for any other parties. Ally Bank began servicing assets in April 2016.

A table under “The Sponsor’s Portfolio Data—Delinquency, Repossession and Credit and Residual Loss Data on Ally Bank Lease Assets” sets forth the size and composition of the total portfolio of retail motor vehicle leases of Ally Bank and its subsidiaries for which Ally Financial has provided servicing in each of the last five years.

[Note: In accordance with Item 1108(b) and (c), information with respect to any subservicer or affiliate of the servicer that will perform servicing for the pool assets will be included.]

SERVICING AND ADMINISTRATION PROCEDURES

Servicer. As part of its efforts to collect payments due on the lease assets and to dispose of leased vehicles, the servicer is allowed, for example, without the prior consent of the depositor, the issuing entity, the AART or ABLT indenture trustee, the AART or ABLT owner trustee, or any other person, to establish the means and timing for contacting lessees in respect of overdue payments, repossess the vehicles securing the leases, deliver notices, demands, claims, complaints, responses or other documents in connection with any proceedings, execute any instruments of satisfaction or cancellation, or of partial or full release or discharge of underlying lessees, grant extensions, rebates or adjustments on a lease, and waive any prepayment, late payment, or any other fees or charges that may be collected in the ordinary course of servicing such leases. The servicer is not liable for the exercise of discretion made in good faith and in accordance with its established servicing procedures.

The servicer maintains the account information with respect to each serviced account. That information resides on a centralized accounts receivable system that is currently maintained by HP Enterprise Services and for which Ally Financial has a right of use under a perpetual license. The servicer is also responsible for maintaining title records with respect to vehicles securing serviced contracts together with the related contract. As of the date of this prospectus, those documents are maintained for the servicer by PDP Group, Inc. at a facility in Hunt Valley, Maryland. Images of those documents are maintained on systems maintained at and accessible from locations different from the locations of the physical documents. Each contract included in the pool is marked on the applicable computer files to indicate its transfer to the applicable entity.

The servicer will make reasonable efforts to collect all payments due on the leases held by the issuing entity and will, consistent with the servicing agreement, follow the collection procedures it follows for comparable automotive leases that it services for itself or others. See “Legal Aspects of the Secured Notes and the Lease Assets” in this prospectus.

The servicer produces and mails a monthly statement of account, or electronically delivers notification of statement availability through its website, to lessees prior to the due date of the related payment. Payments may be made either by check or through an automated clearing house (ACH) debit of the lessee’s account.

If the payment remains outstanding, the servicer mails an initial notice of overdue payment to the lessee on or about the eighth day following the due date.

Lessees whose payment remains delinquent for a specified period following the payment due date are assigned to collections groups based on their risk profile, which is formulated from an algorithm tied to the lessee’s payment history. Most lessees initially receive an automated voice message notifying them of the delinquency. If a payment remains outstanding, most accounts are subsequently assigned to the low risk collections group, which contacts lessees using an automated dialing system. Low risk collections are outsourced to third parties with which Ally Servicing contracts for the provision of collection related services. These third parties act under the direct supervision of Ally Servicing and are required to follow the servicer’s servicing policies. Genpact has been providing this service to Ally Servicing since July 2008. In February 2010, Sykes Enterprises, Incorporated, or “Sykes,” acquired ICT Group, which had been providing this service to Ally Servicing since April 2007. Alliance One, a Teleperformance company, provided collection services to Ally Servicing from December 2009 to July 2015.

Based on the algorithm, responsibility for calls progresses to the early high risk collections group at differing times but generally at no later than 31 days past due. The early high risk collection teams attempt to establish contact with the lessee by telephone and continue to attempt to obtain payment. Early high risk collections are outsourced to Genpact or Sykes. If an account has a higher risk score, it will be transferred to an Ally Servicing collection group.

Depending on the risk profile, delinquent accounts typically progress from the early high risk collections group to the high risk collections group at 60 days past due. The high risk collection teams attempt to establish contact with the lessee by telephone and continue to attempt to obtain payment. High risk collection activity is performed by Ally Servicing.

Administrator. The administrator will make reasonable efforts to collect all payments due on the secured notes and will, consistent with the Transfer Agreements and Servicing Agreements, follow the collection procedures it follows for comparable property that it services for itself and others. See “Legal Aspects of the Secured Notes and the Lease Assets” in this prospectus.

If the administrator determines that eventual payment in full of a secured note is unlikely, the administrator will follow its normal practices and procedures to realize upon the secured note, including the taking of any action permitted by applicable law.

Insurance Required to be Maintained by Lessees

Each lease requires the lessee to maintain automobile bodily injury and property damage liability insurance that names Ally Financial as an additional insured. Each lease further requires the lessee to maintain (all risks) comprehensive and collision insurance covering damage to the leased vehicle and naming Ally Financial as loss payee.

Waivers, Modifications and Extensions

Subject to its customary standards, policies and procedures comparable to practices followed by the servicer in servicing automotive leases for itself and for third parties, and to its obligation under the transaction documents to make reasonable efforts to collect payments on the leases, the servicer has discretion to grant waivers, extensions or other modifications on leases. In the case of extensions, occasionally, a lessee requests an extension of a lease contract for one or more months during the period of time between the original specified maturity of the lease and the time at which the lessee negotiates a new lease for a different vehicle. Currently, Ally Financial may extend the performance of the lessee’s obligations on a monthly basis up to a maximum of four months if the lessee is not in default on any of its obligations under the lease and if the lessee agrees to continue to make monthly payments. If Ally Financial, as servicer, extends performance on the lease and determines to make a Residual Advance on the Extended Lease, the Residual Advance will be made at the same time as it would have been made if Ally Financial had not extended the lease. See “The Transfer Agreements and Servicing Agreements—Advances by the Servicer.”

If the servicer grants any waiver, modification or extension on any lease in violation of the prohibitions described in “The Transfer Agreements and Servicing Agreements—Allocation of Lease Assets and Sale and Assignment of Secured Notes—Allocation of Lease Assets,” it will be obligated to purchase that lease from ABLT.

Collection and Repossession Procedures

If the servicer determines that eventual payment in full of a lease is unlikely, the servicer will follow its normal practices and procedures to realize upon the lease, including the repossession and disposition of the leased vehicle at a public or private sale, or the taking of any other action permitted by applicable law. The servicer will be entitled to receive its liquidation expenses as specified in the servicing agreement as an allowance for amounts charged to the account of the lessee, in keeping with the servicer’s customary procedures, for refurbishing and disposition of the leased vehicle and other out-of-pocket costs incurred in the liquidation. See “Certain Fees and Expenses” in this prospectus.

Accounts for which the servicer has made a determination to repossess the vehicle are referred to an outside repossession company located in the area of the lessee or in some cases, to a national provider. Those repossession companies are generally small local operations whose sole function is to repossess the related motor vehicle. In some areas, accounts issued for repossession are assigned to a service provider who oversees the repossession activity of its subcontractor. The service provider is responsible for the activity of the subcontractor. Typically, once the car is repossessed, a letter is sent to the lessee to inform the lessee of the repossession, an affidavit of repossession is produced and title is obtained. Generally, the vehicle is then sold at auction (traditional auction or SmartAuction), although, at Ally Financial’s discretion, to maximize net proceeds, limited repairs and or refurbishing may be performed prior to sale. See “—Vehicle Disposition Process” below for more information.

The net sale proceeds are applied to reduce the balance owing by the lessee inclusive of excess mileage or wear pursuant to the contractual terms of the lease agreement. Excess proceeds, if any, are remitted to Ally Financial, as servicer on behalf of ABLT, the owner of the beneficial interest in the vehicle. Deficiency balances along with excess mileage and wear charges, if any, are charged off. Following charge off, the account is assigned to the asset recovery center, located in Lewisville, Texas, for evaluation and possible further attempts to collect amounts owing by the lessee. There is an exception to that process for lessees in bankruptcy.

In some situations a lessee may become delinquent and is willing but unable to bring his/her account current. In this situation, at the discretion of Ally Financial, but subject to specific guidelines, one or more payments under the relevant lease may be deferred, provided that the lessee pays a deferral fee. If Ally Financial agrees to defer lease payments, it must make Advances on the deferred lease.

Vehicle Disposition Process

Leased vehicles may be returned to an authorized dealer or purchased directly by the dealer or lessee at maturity or upon early termination, or may be repossessed upon default.

Ally Bank and ABLT, through their affiliate Ally Financial, use three remarketing channels to dispose of vehicles: direct sales to dealers or lessees, SmartAuction (Ally Financial’s proprietary wholesale internet auction) and physical auctions. The primary objectives of the vehicle disposition process are to maximize sales proceeds while minimizing expense.

Each lessee has the option to purchase the leased vehicle upon scheduled termination of the lease at the price stated in the applicable lease. If the lessee does not exercise this option, the vehicle is offered for sale to the dealer to which the leased vehicle was returned. These sales are priced using an estimation of market value with minimal remarketing expense associated with this channel as vehicles are not moved or reconditioned by Ally Financial prior to sale. Vehicles not bought directly by the lessee or dealer are remarketed via SmartAuction and physical auctions. These sales involve interactive bidding based on a floor price. Off-lease vehicles are generally sold via SmartAuction within 25 days of the date the lessee returns the leased vehicle to the dealer and via physical auction within 55 days of the return date. The entire vehicle disposition process generally takes an average of 26 days from the return of the vehicle.

Off-lease vehicles are returned to an authorized dealer who is responsible for reporting the return to Ally Financial and providing a completed vehicle odometer statement and deciding whether to purchase the vehicle. If the vehicle is not purchased under the direct to dealer/lessee channel, a vehicle condition/inspection report is completed by a third-party vendor hired by Ally Financial. Lessees are responsible for excess wear and/or mileage based on the condition/inspection report. Once a vehicle inspection has been completed, most vehicles are offered for sale via SmartAuction. If the vehicle is sold, Ally Financial electronically collects proceeds from the purchasing dealer. The purchasing dealer is responsible for picking up the vehicle from the storing location, which is typically another dealership. Generally, the proceeds from the sale of the vehicle via SmartAuction result in greater sales proceeds than via a physical auction. As of the date of this prospectus, a majority of off-lease vehicles not bought directly by the dealer/lessee are sold via SmartAuction. The remaining vehicles are shipped to physical auction locations and either sold in a “closed” auction (open to General Motors dealers only) or an “open” auction (open to all licensed dealers).

At the physical auction location, Ally Financial will recondition the vehicle and make repairs to the vehicle only if an employee of Ally Financial at the auction reasonably expects this work would increase the net proceeds on the sale of the vehicle. Generally, this practice results in only a limited amount of basic repairs, such as glass replacement and the repair of other safety-related damage.

An employee of Ally Financial at the auction site is responsible for handling Ally Bank’s and ABLT’s decisions with respect to the vehicles sold at the auction, including approving repair orders, setting auction dates and determining whether bids received at auction should be accepted. When the vehicle is sold, Ally Financial electronically collects proceeds from the auction. The purchasing dealer is responsible for all transportation costs.

Collections

The servicer will deposit collections into the ABLT collection account and the AART collection account within two business days of receipt. However, the servicer may retain these amounts until the distribution date at any time that:

(1)	the Monthly Remittance Condition is satisfied or

(2)	arrangements are made that are acceptable to the rating agencies hired to rate the notes.

Pending deposit into the ABLT collection account and the AART collection account, collections may be employed by the servicer at its own risk and for its own benefit and will not be segregated from its own funds. In such case, all gains and losses resulting from the investment of those funds will be for the account of the servicer and will not alter in any respect the amount that the servicer is obligated to remit to the ABLT collection account or the AART collection account in respect of collections on the following distribution date. See also “Insolvency Aspects of the Offering” in this prospectus.

Collections on any lease assets, other than those with respect to which Administrative Purchase Payments or Warranty Payments are required to be or have been paid by ACOL LLC, Ally Bank or the servicer, that are not (1) late fees, prepayment charges or other similar fees or charges, (2) amounts received by the servicer with respect to any administrative fees, parking tickets or fines, (3) rebates on insurance premiums or other amounts required by applicable law to be paid or refunded to lessees or (4) fees and sales, use or other taxes or payments due under that lease, will be applied first to any Outstanding Advances made by the servicer on that lease and then to the Monthly Lease Payment. The servicer will apply funds in the Payment Ahead Servicing Account for any lease asset to any shortfall in the Monthly Lease Payment for that lease asset. Any Excess Payment will be held by the servicer or, if the servicer has not satisfied the Monthly Remittance Condition, will be deposited into the Payment Ahead Servicing Account and will be treated as a Payment Ahead.

Collections on lease assets for which Administrative Purchase Payments or Warranty Payments have been made will generally be applied in the manner described in the preceding paragraph, except that unapplied payments on these lease assets will be made to the servicer or the depositor, as applicable.

If the Monthly Remittance Condition is satisfied, the servicer will retain any partial prepayment on a lease that it receives prior to its scheduled distribution date other than a prepayment in full received in connection with early termination of a lease. If the Monthly Remittance Condition is not satisfied, the servicer will deposit partial prepayments into the Payment Ahead Servicing Account within two business days of receipt of the prepayments. The servicer will include the partial prepayment in distributions to the secured notes on the distribution date after the scheduled payment date for the lease for which the partial payment was made.

Servicing and Administration Compensation and Payment of Expenses

Servicing of Underlying Leases and Leased Vehicles. In addition to acting as administrator of the secured notes, Ally Financial also acts as servicer for the leases and leased vehicles under the servicing agreement with ABLT.

Under the servicing agreement, Ally Financial will receive for the servicing of the 20     -SN pool:

•	a monthly basic servicing fee equal to one-twelfth of the basic servicing fee rate multiplied by the ABS Value of the lease assets held by ABLT as of the first day of that month,

•	[a monthly additional servicing fee equal to one-twelfth of the additional servicing fee rate multiplied by the ABS Value of the lease assets held by ABLT as of the first day of that month,]

•	any unpaid basic servicing fees from all prior distribution dates to the extent of funds available for that purpose and

•	[the other servicing fees described in “Certain Fees and Expenses” in this prospectus.]

Servicing fees will be paid out of funds available for that purpose. The relative priority of basic servicing fees and any other servicing fees are set forth in “The Notes—Distributions on the Notes.” The basic servicing fee for each Monthly Period and any portion of the basic servicing fee that remains unpaid from prior distribution dates will be paid at the beginning of that monthly period out of collections for that monthly period. In addition, the servicer will retain any late fees, prepayment charges or similar fees and charges collected during a monthly period and any investment earnings on ABLT accounts during a monthly period[, subject to any limitations set forth with respect to any particular account].

The lease asset servicing fees described above are intended to compensate the servicer for performing the function of a servicer of leases and leased vehicles, including:

•	tracking balances of outstanding leases and collection and posting of all payments,

•	responding to inquiries of lessees,

•	remarketing returned leased vehicles,

•	investigating delinquencies,

•	sending billing statements or coupon books to lessees,

•	reporting required tax information (if any) to lessees,

•	policing the vehicles,

•	monitoring the status of insurance policies for the lessees and the vehicles,

•	accounting for collections and furnishing monthly and annual statements regarding distributions,

•	generating federal income tax information,

•	giving, on a timely basis, any required notices or instructions to the ABLT owner trustee under the ABLT Declaration of Trust and giving any required instructions to VAULT under the VAULT trust agreement and

•	performing the other duties specified in the servicing agreement or in any other ABLT Basic Document.

These amounts will also compensate the servicer for its services as servicer of the pool of lease assets, including making Advances, accounting for collections, furnishing monthly and annual statements to the ABLT owner trustee and the ABLT indenture trustee and generating federal income tax information for ABLT and the holders of the secured notes. These amounts will also reimburse the servicer for its expenses incurred in connection with its responsibilities under the servicing agreement for taxes, the fees of the ABLT owner trustee and the ABLT indenture trustee, accounting fees, outside auditor fees, data processing costs and other costs incurred in connection with administering the leases and the leased vehicles.

Administering the Secured Notes. On each distribution date, the administrator of the secured notes will receive an administration fee for the related Monthly Period equal to one-twelfth of the administration fee rate multiplied by the aggregate principal balance of all secured notes held by the issuing entity as of the first day of that month, subject to any limitations set forth in this prospectus. On each distribution date, the administrator will be paid the administration fee and any unpaid administration fees from all prior distribution dates to the extent funds are available. All administration fees for each month, together with any portion of administration fees that remains unpaid from prior distribution dates, may be paid monthly out of money in a collection account at the issuing entity.

The secured note administration fee described above is intended to compensate the administrator for performing the functions of a third party servicer of secured notes as an agent for their beneficial owner, including:

•	collecting and posting all payments on the secured notes,

•	accounting for payments and furnishing monthly and annual statements to the depositor and any other person designated in the administration agreement regarding distributions,

•	generating federal income tax information,

•	giving any required notices or instructions to the depositor or the AART owner trustee and

•	performing the other duties specified in the administration agreement.

These amounts also will reimburse the administrator for taxes, the fees of the AART owner trustee and the AART indenture trustee, accounting fees, outside auditor fees, data processing costs and other costs incurred in connection with administering the secured notes.

Compensation for Administering the Secured Notes. Ally Financial will act as the administrator for the issuing entity. In that capacity, Ally Financial will handle all payments, administer defaults and delinquencies and perform other duties relating to the issuing entity. On each distribution date, the issuing entity will pay Ally Financial, as the administrator, the administration fee for providing the services. The amount payable on a distribution date with respect to administration fees consists of the administration fee for the previous monthly period and unpaid administration fees from prior distribution dates. The monthly “administration fee” is equal to one-twelfth of [0.01]% of the aggregate Secured Note Principal Balance at the opening of business on the first day of the monthly period. See “Servicing and Administration Procedures—Servicing and Administration Compensation and Payment of Expenses—Administering the Secured Notes” in this prospectus.

THE ISSUING ENTITY

The issuing entity, Ally Auto Receivables Trust 20    -SN, is a statutory trust formed under the laws of the State of Delaware with a fiscal year end of December 31. The issuing entity will be established and operated pursuant to a trust agreement dated on or before the anticipated [initial] closing date of             , 20     (the “closing date”), which is the date the issuing entity will initially issue the notes and certificates.

The issuing entity will engage in only the following activities:

•	acquire, hold and manage the secured notes and other assets of the issuing entity,

•	issue notes and certificates,

•	[enter into and make payments under the interest rate [swaps] related to the floating rate notes,]

•	make payments on the notes and certificates and

•	take any action necessary to fulfill the role of the issuing entity in connection with the notes and the certificates.

The issuing entity’s principal offices are in [                    ], Delaware, in care of [                    ], as AART owner trustee, at the address listed in “The AART Owner Trustee and the ABLT Owner Trustee” below.

The primary assets of the issuing entity will be:

•	the non-recourse secured notes secured by new or used automobile and light duty truck leases and the related leased vehicles and all moneys due on the secured notes on and after the closing day,

•	the lease assets, including payments under leases and amounts received upon sale of leased vehicles,

•	proceeds from claims on any insurance policies relating to the leases and the leased vehicles,

•	any recourse against dealers on the leases,

•	rights of ABLT under the VAULT trust agreement (solely with respect to the vehicles that are included in the related lease assets), the allocation agreement, the servicing agreement and the other documents relating to the secured notes,

•	the ABLT reserve account and all proceeds thereof,

•	rights of the depositor under the pooling agreement, the trust sale agreement, the administration agreement, the ABLT indenture and the other documents relating to the issuing entity and

•	[rights of the issuing entity under derivatives agreements].

The AART reserve account will be held by the AART indenture trustee for the benefit of the holders of the issuing entity’s securities. The AART reserve account will [not] be included in the property of the issuing entity [but will instead a segregated trust account held by [the AART indenture trustee] [other applicable party] for the benefit of the holders of the issuing entity’s securities]. See “The Transfer Agreements and Servicing Agreements—Credit Enhancement” in this prospectus.

The administrator will administer the secured notes held by the issuing entity and will receive fees for its administrative services. See “Servicing and Administration Procedures—Servicing and Administration Compensation and Payment of Expenses” in this prospectus.

Capitalization of the Issuing Entity

The following table illustrates the capitalization of the issuing entity as of [            ], 20[    ], the [initial] cutoff date, as if the issuance of the notes and the certificates had taken place on that date:

Class A-1 Asset Backed Notes	$
Class A-2[a] Asset Backed Notes	$
[Class A-2b Asset Backed Notes]	$
Class A-3 Asset Backed Notes	$
Class A-4 Asset Backed Notes	$
Class B Asset Backed Notes	$
[Class C Asset Backed Notes]	$
[Class D Asset Backed Notes]	$
[Class RR Asset Backed Notes]	$
Asset Backed Certificates	$
AART Overcollateralization Amount	$
Total Issuing Entity Capitalization	$
ABLT Overcollateralization Amount	$
Total Transaction Capitalization	$

None of the [Class A-1 Notes] [the Class B Notes, the Class C Notes, the Class D Notes] and the certificates are being offered by this prospectus. The [Class A-1 Notes] [the Class B Notes, the Class C Notes and the Class D Notes] will be sold in one or more private placements or retained initially by the depositor or its affiliate. The certificates represent the equity of the issuing entity and will be issued under the trust agreement. [The certificates will be retained by the depositor or its affiliate initially.] [The depositor or its affiliate will not sell the Class RR Notes until it is permitted to do so as described in “Credit Risk Retention.”] [The depositor or its affiliate will retain the right to sell all or a portion of the [Class A-1 Notes,][the Class B Notes, the Class C Notes, the Class D Notes] and the certificates in one or more private placements at any time.]

THE LEASE ASSETS AND THE SECURED NOTES

General

Ally Bank or its affiliates purchase new leases and related vehicles from dealers under a supplemental dealer agreement. ABLT has selected [and will select] the lease assets to be included in the pool of leases securing the secured notes from among the lease assets originated in the states in which VAULT operates, based on the eligibility criteria set forth in “The Lease Assets and the Secured Note—Criteria Applicable to the Selection of [Initial] Lease Assets”[ and “The Lease Assets and the Secured Notes—Criteria Applicable to the Selection of Additional Lease Assets During the Revolving Period”] in this prospectus. [No SmartLease Plus Accounts, Paid in Full Leases or agreements constituting electronic chattel paper will be included in the pool.]

Representations, Warranties and Covenants

Pursuant to the allocation agreement by which the lease assets that secure the secured notes are allocated to the 20    -SN pool, ABLT will make representations and warranties as to the lease assets on which Ally Bank will rely in accepting the secured notes, including representations that each of the lease assets satisfies the eligibility criteria described in “The Lease Assets and the Secured Notes—Criteria Applicable to the Selection of [Initial] Lease Assets” [and “The Lease Assets and the Secured Notes—Criteria Applicable to the Selection of Additional Lease Assets During the Revolving Period”] below. In addition ABLT will make the following representations and warranties, among others:

•	upon conveyance of the lease asset by the dealer [or Ally Bank] to ABLT, (1) ABLT has good title in and to the lease and the amounts due thereunder, (2) VAULT has (or all necessary and appropriate action has been commenced that would result in VAULT having) good title to the related vehicle, and (3) ABLT owns and has good title to all of the beneficial interest in each related vehicle, in each case free of any lien,

•	no lease was originated in, or is subject to the laws of, any jurisdiction whose laws would make unlawful the sale, transfer, assignment or pledge of such lease and related vehicle pursuant to any applicable dealer agreement or transaction document described therein,

•	as of the [respective] closing date, to the best of ABLT’s knowledge, the lease assets are free and clear of all filed security interests, liens, charges and encumbrances on account of work, labor or materials other than tax liens or other liens that arise by operation of law and no offsets, defenses or counterclaims have been asserted or threatened,

•	there is only one original executed copy of each lease,

•	the aggregate Initial ABS Value of the lease assets is [ ],

•	since the [applicable] cut off date, no provision of a lease has been or will be waived, altered or modified in any respect, except in accordance with the servicer’s customary servicing procedures and the servicing agreement,

•	each lease was originated on or after [ ],

•	the information set forth in the lease asset schedule[s] is true and correct in all material respects and

•	each lease is denominated in U.S. dollars.

Criteria Applicable to the Selection of [Initial] Lease Assets

ABLT acquires leases and the related leased vehicles from dealers under a supplemental dealer agreement. Each [initial] lease and the related leased vehicle included by ABLT as collateral for the [initial] secured notes was selected by ABLT from ABLT’s portfolio of leases originated in the states in which VAULT operates based on several criteria, including that it must meet the following eligibility criteria as of the [initial] closing date (except as otherwise noted):

•	at lease inception the leased vehicle is a new [or used] automobile or light duty truck,

•	the lease has an original scheduled term of [12] to [48] months [and a remaining scheduled term of not less than [ ] months],

•	the lease was acquired or originated by ABLT, Ally Bank or its affiliates in the ordinary course of business,

•	the related dealer is located in the United States and each lessee has a billing address in the United States,

•	the lease provides for level monthly payments, except that the first and last monthly payments may differ from the level payments,

•	the lease complies with applicable federal, state and local laws,

•	the lease represents a binding obligation of the lessee,

•	the lease is in force and not terminated,

•	as of the [initial] cutoff date, the lease was not considered past due, that is, the payments due on that lease in excess of $25.00 have been received within 30 days of the payment date,

•	no lease asset is a Liquidating Lease Asset,

•	the lessee is required to maintain physical damage and liability insurance policies,

•	the lease and the related leased vehicle are legally assigned to ABLT,

•	the lease was originated in the United States and

•	the lessee is required to pay all costs relating to taxes, insurance and maintenance for the leased vehicle.

The [initial] pool of lease assets was selected from ABLT’s portfolio of lease assets that meet the criteria described above and other administrative criteria utilized by ABLT from time to time. We believe that no selection procedures adverse to the [ABLT indenture trustee, the ABLT owner trustee, the holder of the secured notes, the holder of the equity certificates of the ABLT series and the AART indenture trustee] [noteholders] were utilized in selecting the [initial] pool of lease assets from those lease assets of ABLT that meet the above criteria. Ally Bank, as sponsor and agent of ABLT, incurred [minimal] [internal] expenses in selecting the [initial] pool of lease assets. [Ally Bank did not incur any third party expenses in connection with the selection of the [initial] pool of lease assets.]

[Additional lease assets allocated to the 20    -SN pool during the revolving period must meet substantially similar criteria. See “Criteria Applicable to the Selection of Additional Lease Assets During the Revolving Period” below. However, these criteria will not ensure that each subsequent pool of additional lease assets will share the exact characteristics as the initial pool of lease assets. As a result, the composition of the aggregate lease assets will change as additional lease assets are allocated by ABLT to the 20 -SN pool on each additional closing date during the revolving period.]

Characteristics of the [Initial] Lease Assets

Except as otherwise noted, each of the percentages and averages in the following tables is computed on the basis of the ABS Value of each lease asset as of the [initial] cutoff date. The following tables describe the [initial] lease assets as of the [initial] cutoff date. The Aggregate ABS Value in the tables may not add up to the total capitalization of the issuing entity due to rounding. In the following tables and elsewhere in this prospectus, “Lease Residual” is the lesser of ALG Residual, as adjusted as set forth under “Description of Auto Lease Business—Determination of Residual Value” in this prospectus, and the Stated Residual Value, in each case, set at lease inception; and “Adjusted MSRP” is the manufacturer’s suggested retail price or “MSRP” of the leased vehicle plus the value, at lease inception, of any dealer installed options minus the value of any equipment removed from the leased vehicle. With respect to the pool of lease assets, none of the ALG Residuals have been adjusted above the ALG Residual. As used in the following tables and elsewhere in this prospectus, “Discounted Lease Residual” is the net present value of the Lease Residual, discounted at the Discount Rate, consistent with the definition of ABS Value. A “FICO Score” is a measurement, as of lease inception, designed by Fair, Isaac & Company and calculated by the major credit bureaus using collected information to assess credit risk. The amount in the column for “average” in the calculation of “Original FICO Score” is based on a weighting by ABS Value of each lease asset as of the [initial] cutoff date [and excludes lease assets for which no FICO Score is available or for which the obligor is a business account. Of the [                    ] FICO Scores excluded from the weighted average FICO Score, [                    ], or [    ]%, are business accounts and the remaining [                    ], or [    ]%, are for accounts for which FICO Scores are unavailable. In the table, “Distribution of the [Initial] Lease Assets by Original FICO Score,” those excluded accounts make up the “Business Accounts and Unavailable” category].

[To the extent material, insert data regarding the number of lease assets included in the [initial] lease asset pool that have been subject to a waiver, modification or extension, including a description of the type of waiver, modification and extension.]

As used in the following table, the average “Remaining Term (In Months),” average “Seasoning (In Months)” and average “Original Term (In Months)” are the weighted averages of such terms weighted by ABS Value of each lease asset as of the cutoff date. The following tables describe the pool of lease assets as of the cutoff date. [Percentages may not equal 100.00% due to rounding.]

Composition of the [Initial] Lease Asset Pool

	Average	Minimum	Maximum
ABS Value
Discounted Lease Residual
Seasoning (In Months)
Remaining Term (In Months)
Original Term (In Months)
Original FICO Score
Discounted Lease Residual as a % of Initial ABS Value
Discounted Lease Residual as a % of Adjusted MSRP
Percentage of New Vehicles

The net present value of the Lease Residual of the lease assets securing the secured notes will constitute less than 65% of the securitized Aggregate ABS Value of those lease assets as of the [applicable initial] cutoff date [or subsequent cutoff date].

Distribution of the [Initial] Lease Assets by Original Term

Original Term	Number of Lease Assets		Percentage of Total Number of Lease Assets		Initial ABS Value			Percentage of Initial ABS Value		Aggregate Lease Residual as a % of Aggregated Adjusted MSRP
0 to 12	[	]	[	]%	$	[0.00	]	[	]%	[	]%
13 to 24	[	]	[	]%		[0.00	]	[	]%	[	]%
25 to 36	[	]	[	]%		[0.00	]	[	]%	[	]%
37 to 39	[	]	[	]%		[0.00	]	[	]%	[	]%
40 to 48	[	]	[	]%		[0.00	]	[	]%	[	]%

Total	[	]	[	]%	$	[0.00	]	[	]%	[	]%

Distribution of the [Initial] Lease Assets by Scheduled Lease End Date

Scheduled Lease-End Date	Number of Lease Assets	Percentage of Total Number of Lease Assets	Initial ABS Value	Percentage of Initial ABS Value	Lease Residual as a % of Adjusted MSRP
[Month, Year] [Month, Year]
[Month, Year] [Month, Year]
[Month, Year] [Month, Year]
[Month, Year] [Month, Year]
[Month, Year] [Month, Year]
[Month, Year] [Month, Year]
[Month, Year] [Month, Year]
[Month, Year] [Month, Year]
[Month, Year] [Month, Year]
[Month, Year] [Month, Year]
[Month, Year] [Month, Year]
[Month, Year] [Month, Year]
[Month, Year] [Month, Year]
[Month, Year] [Month, Year]
[Month, Year] [Month, Year]
[Month, Year] [Month, Year]
Total

Distribution of the [Initial] Lease Assets by State

The [initial] pool of lease assets includes lease assets originated in [                    ] states [and the District of Columbia]. The following table sets forth the percentage of the Initial ABS Value and total number of lease assets in the states with the largest concentration of lease assets. No other state accounts for more than [    ]% and [    ]% of the total number of lease assets and Initial ABS Value, respectively. [Management believes that there are no factors unique to any state or region in which 10% or more of the lease assets are located that may materially impact the issuing entity’s ability to pay principal and interest on the notes.] [Note: In accordance with Item 1111(b)(14), economic or other factors specific to any state or region in which obligors in respect of 10% or more of the pool of assets are located will be described to the extent that they may materially impact pool cash flows. This determination will be made based on the specific geographic distributions with respect to, and economic and other circumstances existing at the time of formation of, each pool.] The distribution of the [initial] lease assets as of the [initial] cutoff date, based on the billing address of the lessee on the lease, was as follows:

State	Number of Lease Assets	Percentage of Total Number of Lease Assets		Initial ABS Value	Percentage of Initial ABS Value
[State]			%	$
[State]			%
[State]			%
[State]			%
[State]			%
Other			%

Total			%	$

Distribution of the [Initial] Lease Assets by Vehicle Make

Vehicle Make	Number of Lease Assets	Percentage of Total Number of Lease Assets		Initial ABS Value	Percentage of Initial ABS Value
[Make]			%	$		%
[Make]			%			%
[Make]			%			%
[Make]			%			%
[Make]			%			%
[Make]			%			%
Total			%			%

Distribution of the [Initial] Lease Assets by Vehicle Model

Vehicle Model	Number of Lease Assets	Percentage of Total Number of Lease Assets		Initial ABS Value	Percentage of Initial ABS Value
[Model]			%	$		%
[Model]			%			%
[Model]			%			%
[Model]			%			%
[Model]			%			%
[Model]			%			%
Total			%			%

No other vehicle model accounts for more than [    ]% of the [Initial] ABS Value.

Distribution of the the [Initial] Lease Assets by Original FICO Score

FICO Band	Number of Lease Assets	Initial ABS Value at [Initial] Cutoff Date	Percentage of Initial ABS Value
Business and Unavailable		$		%
[ ] to [ ]		$		%
[ ] to [ ]		$		%
[ ] to [ ]		$		%
[ ] to [ ]		$		%
[ ] to [ ]		$		%
[ ] to [ ]		$		%
[ ] to [ ]		$		%

Total		$		%

Terms of the Secured Notes

The secured notes to be sold by Ally Bank to the depositor and by the depositor to the issuing entity will be issued by ABLT on the [initial] closing date. Each secured note:

•	has the benefit of a first priority security interest in the lease assets,

•	contains enforceable provisions to render the rights and remedies of secured noteholders adequate for realization against the collateral of the benefits of security,

•	has a final scheduled distribution date of [ ] and

•	will bear interest at a rate, which we refer to as the “Secured Note Rate,” of [ ]% per annum.

Ally Bank, as seller of the secured notes, will make representations and warranties to the depositor regarding the terms of the secured notes described above. The representations and warranties regarding the secured notes will then be assigned by the depositor to the issuing entity. If Ally Bank breaches the representations and warranties regarding the secured notes, it must repurchase any affected secured notes from the issuing entity. See “The Secured Notes—Terms of the Secured Notes under the ABLT Indenture” below.

Depositor Review of the [Initial] Lease Asset Pool

The depositor is required to perform a review (the “pool review”) of the pool of [initial] lease assets in order to provide reasonable assurance that the information contained in this prospectus regarding the pool of [initial] lease assets is accurate in all material respects. The pool review entailed consideration of ongoing processes and procedures used by ABLT, Ally Financial and Ally Bank (the “process review”), as well as the performance of specified actions with respect to disclosure about the pool of [initial] lease assets and the underlying data on which that disclosure was based (the “data and disclosure review”). For certain aspects of the pool review, the depositor engaged a third party to assist. The depositor designed the procedures used in the pool review, assumes the responsibility for the sufficiency of those procedures and attributes to itself all findings and conclusions of the pool review.

For the process review, the depositor monitored internal reports and developments with respect to processes and procedures that are designed to maintain and enhance the quality of decision-making, the quality of acquired or originated lease assets and the accuracy, efficiency and reliability of leasing systems and operations. ABLT, Ally Financial and Ally Bank have internal functions that carry out these processes and procedures, such as:

•	Quality assurance, which tests previously acquired or originated lease assets to check for compliance with applicable underwriting criteria and documentation requirements and accurate entry of data into the principal databases and other management information systems of the sponsor and the servicer (the “information databases”),

•	Lease review, which tests, among other things, the quality of originated portfolios and the adherence of originations to established policies,

•	Risk reporting, which monitors losses, delinquencies, credit quality and exceptions to servicing policies, and

•	Internal audit, which independently performs periodic internal control reviews of various processes including the auto lease origination and reporting system processes.

The first part of the data and disclosure review tested the accuracy of the individual lease data contained in the information databases. The depositor uses the information databases to assemble an electronic data tape containing relevant data on the lease asset pool. From this tape, the depositor constructs the pool composition and stratification tables in “The Lease Assets and the Secured Notes” in this prospectus, verifies the eligibility criteria in “The Lease Assets and the Secured Notes—Criteria Applicable to the Selection of [Initial] Lease Assets” in this prospectus and validates the representations and warranties in “The Transfer Agreements and Servicing Agreements—Allocation of Lease Assets and Sale and Assignment of Secured Notes” in this prospectus.

Through random processes, [                    ] lease assets (the “reviewed lease assets”) [were selected, of which [                    ] are included] in the [initial] pool [of lease assets] [were selected]. The servicer and the sponsor made available an electronic copy of the pertinent underlying documentation and data records for each reviewed lease asset (collectively, the “lease asset document file”).

First, approximately [                    ] different aspects, or data points, of each lease asset document file, values such as [FICO score, original term and residual value, along with elements such as a certificate of title], were noted. These data points were either compared to the corresponding information in the electronic data tape or evaluated for compliance with an eligibility criterion or a representation and warranty, to determine whether any inaccuracies existed. In some cases, the depositor specified permissible tolerances for variances. Of the approximately [                    ] aggregate data points checked, [                    ] data point[s] appeared to be erroneous [related to [                    ] lease assets]. [Description of errors to be included.]

In addition, selected values associated with the reviewed lease assets were recomputed to assess their accuracy. The servicer provided records regarding payments made by the related lessees prior to the [initial] cutoff date so that the ABS Value and remaining term for each reviewed lease asset could be recomputed. Based on information in the [initial] lease asset document file, the residual value for the related financed vehicle was also recomputed. [These recomputations did not indicate any errors.]

A second aspect of the data and disclosure review consisted of a comparison of the statistics contained in “The Lease Assets and the Secured Notes” in this prospectus to data in, or derived from, the information databases. The review consisted of a recalculation from the data in the information databases of the number of leases, monetary amounts, amounts and percentages displayed in “The Lease Assets and the Secured Notes” in this prospectus. Matters not exceeding plus or minus 0.5 percent of the number of contracts, monetary amounts, amounts or percentages were not considered exceptions. This comparison found no exceptions within the specified parameters.

The third aspect of the data and disclosure review evaluated the information contained in this prospectus regarding the pool of lease assets under “Description of Auto Lease Business—Acquisition and Underwriting of

Motor Vehicle Leases,” “Description of Auto Lease Business—Determination of Residual Value,” “The Lease Assets and Secured Notes,” “Servicing and Administration Procedures—Servicer,” “Servicing and Administration Procedures—Vehicle Disposition Process,” “The Transfer Agreements and Servicing Agreements—Allocation of Lease Assets and Sale and Assignment of Secured Notes,” [“The Transfer Agreements and Servicing Agreements—Additional Allocations of Lease Assets”] and “Legal Aspects of the Secured Notes and the Lease Assets” in this prospectus. The depositor confirmed with the responsible personnel of the sponsor and the servicer that the description of the business practices, contract terms and legal and regulatory considerations, and the other information with respect to the [initial] pool of lease assets, contained in those sections is accurate. The depositor also reviewed internal management reports periodically generated by these personnel that bear on the matters discussed in those sections of this prospectus.

The depositor has concluded that the findings of the pool review provide it with reasonable assurance that:

•	the error[s] identified in the first aspect of the data and disclosure review [are] not indicative of any systemic problems with the processes of the sponsor and the servicer that generate information regarding the [initial] lease assets for use in this prospectus,

•	the pool composition and stratification tables contained in this prospectus are accurate in all material respects,

•	the [initial] pool of lease assets satisfies the selection criteria and the representations and warranties in all material respects and

•	the disclosure regarding the [initial] pool of lease assets contained in this prospectus is accurate in all material respects.

Exceptions to Underwriting Guidelines

A [small] number of lease assets in the [initial] pool of lease assets constitute exceptions to the underwriting criteria of ABLT, as described in “Description of Auto Lease Business—Underwriting Exceptions” in this prospectus. ABLT or its agent monitors exceptions to the underwriting criteria, with the goals of restricting exceptions to a limited portion of approved applications and seldom permitting more than a single exception for any lease asset. The depositor and ABLT elected to include these lease assets in the 20    -SN pool. These lease assets were included in the pool on the basis that the depositor has historically securitized lease assets with these characteristics and these exceptions are immaterial. When deciding whether to approve an application, the credit underwriter reviews all of the factors related to the lease asset and typically will not approve an application unless the credit underwriter also determines that compensating factors, such as a co-lessee or a shorter lease term, mitigate the exception. As a result of the sponsor’s use of a credit underwriter to make the determination of whether to approve an application based on all of the characteristics of the lease asset taken together, the credit underwriter does not identify the specific characteristics that caused him or her to approve an application and therefore the sponsor does not have the ability to track or disclose the specific compensating factors related to each lease asset.

[For lease assets allocated to the 20    -SN pool during the revolving period, the issuing entity will disclose on the Form 10-D related to the end of the revolving period and the Form 10-D related to the last monthly period of the issuing entity’s fiscal year any additional lease assets allocated to the 20    -SN pool after the initial closing date that constitute exceptions to the underwriting criteria of ABLT.]

The following table explains the nature of the exceptions. All but [                    ] of these lease assets exceeded only a single underwriting criterion: [                    ] lease asset has two “layered” exceptions and [                    ] have more than two “layered” exceptions. As used in the table below, a “collateral characteristic” is an underwriting criterion primarily related to the leased vehicle, such as advances (“Advances”), and a “credit characteristic” is an underwriting criterion primarily related to the creditworthiness of the lessee, such as credit score related exceptions (“Related to Credit Score”), exceptions based on the payment-to-income ratio or debt-to-income ratio (“Payment Amount”) or other factors related to the creditworthiness of the lessee (“Other Factors Related to the Creditworthiness of the Lessee”). The initial ABS Value of these exception lease assets is $[        ].

Nature of Exception	Number of Lease Assets		Percentage of Initial ABS Value
Collateral: Advances	[	]	[	]%
Credit: Related to Credit Score	[	]	[	]%
Credit: Payment Amount	[	]	[	]%
Credit: Other Factors Related to the Creditworthiness of the Lessee	[	]	[	]%

Total	[	]	[	]%

[Criteria Applicable to the Selection of Additional Lease Assets During the Revolving Period

The additional lease assets allocated by ABLT as collateral for additional secured notes will be selected by ABLT from ABLT’s portfolio based on several criteria, including that they must meet the following eligibility criteria:

•	at lease inception the leased vehicle is a new [or used] automobile or light duty truck,

•	the lease has an original scheduled term of [12] to [48] months [and a remaining scheduled term not less than [ ] months],

•	the lease was acquired or originated by ABLT, Ally Bank or its affiliates in the ordinary course of business,

•	the related dealer is located in the United States and each lessee has a billing address in the United States,

•	the lease provides for level monthly payments, except that the first and last monthly payments may differ from the level payments,

•	the lease complies with applicable federal, state and local laws,

•	the lease represents a binding obligation of the lessee,

•	the lease is in force and not terminated,

•	as of the applicable additional cutoff date, the lease was not considered past due, that is, the payments due on that lease in excess of $25.00 had been received within 30 days of the payment date,

•	no lease asset is a Liquidating Lease Asset,

•	the lessee is required to maintain physical damage and liability insurance policies,

•	the lease and the related leased vehicle are legally assigned to ABLT,

•	the lease was originated in the United States and

•	the related lessee is required to pay all costs relating to taxes, insurance and maintenance for the leased vehicle.

The additional lease assets will be selected from ABLT’s portfolio of lease assets that meet the criteria described above and other administrative criteria utilized by ABLT from time to time. We believe no selection procedures adverse to the noteholders will be utilized in selecting the additional lease assets from those leases of ABLT that meet the above criteria.]

[Depositor Review of the Additional Lease Assets Pools

The depositor will perform a pool review of the [potential] pools of additional lease assets in order to provide reasonable assurance that the information contained in the Form 10-D related to the end of the revolving period and the Form 10-D related to the last monthly period of the issuing entity’s fiscal year regarding the pools of additional lease assets is accurate in all material respects. The pool review will include a process review and a data and disclosure review. For certain aspects of the pool review for the additional lease assets, the depositor will engage a third party to assist. The depositor will use procedures similar to the procedures used in the pool review for the initial lease assets. The depositor will disclose the results of the pool review related to the additional lease assets in the Form 10-D related to the end of the revolving period and the Form 10-D related to the last monthly period of the issuing entity’s fiscal year.]

Asset Representations Review

The asset representations reviewer will conduct a review of 60 day or more delinquent lease assets for their compliance with asset level representations and warranties provided by the sponsor and ABLT upon the satisfaction of each of the following conditions:

•	the delinquency trigger (as defined below) is met or exceeded, and

•	the noteholders (including beneficial owners of the notes) vote to cause a review of delinquent lease assets by:

•	at least 5% of the noteholders, measured by the outstanding principal balance of their respective notes, demanding a vote of the noteholders to determine if a review should be performed, and

•	at least a [majority] of the noteholders, measured by the outstanding principal balance of the notes of the noteholders voting, choosing to initiate an asset representations review, and at least 5% of the noteholders by aggregate principal balance of the notes outstanding cast a vote.

For more information regarding the asset representations reviewer, see “Asset Representations Reviewer” in this prospectus.

Asset Representations Review Delinquency Trigger

A “delinquent lease asset” is a lease asset for which payment of the required lease payment amount within $[25] has not been received by the servicer by the payment due date as of the end of the monthly period. Charged off lease assets are not considered delinquent lease assets and therefore are not included in the delinquency trigger calculation. The sponsor does not treat a charged off lease asset as delinquent because any loss or gain was realized when the lease asset was charged off.

The “delinquency trigger” is calculated as a percentage equivalent of a fraction, the numerator of which is equal to the aggregate ABS Value of [61] day or more delinquent lease assets and the denominator of which is equal to the aggregate ABS Value of all outstanding lease assets, measured as of the end of the monthly period.

The following table sets forth the delinquency trigger applicable to each monthly period:

Monthly Period	Delinquency Trigger
1 to 12		%
13 to 24		%
25 to 36		%
37 to 48		%
49 and after		%

The sponsor believes that the delinquency trigger is appropriate based on an analysis of the historical [61] day or more delinquency rate over the life of the sponsor’s other transactions. For each of the [ten] registered [and selected private] offerings of notes backed by automotive leases and leased vehicles completed by the sponsor from [2012] to [2015], the sponsor calculated a maximum delinquency ratio for each annual period and then calculated this ratio for each annual period [from the related cutoff date]. [For transactions in which delinquencies have not been experienced, the sponsor extrapolated the delinquencies that it believes are reasonable for the remaining life of the pool of lease assets.] [An average][The maximum] of the maximum delinquency ratio was utilized to account for typical seasonal increases in delinquencies. The sponsor then multiplied this historical delinquency [maximum][average] by [                    ] times and rounded up to the nearest 0.05% to derive the delinquency trigger for each annual period. Because the sponsor’s other transactions have not experienced significant historical delinquencies and given the relatively stable economic period for these transactions, the multiple is intended to account for future volatility and stressed economic conditions. Based on its experience in historical transactions, the sponsor believes that this method will incorporate shifts in delinquencies for each annual period that the notes are outstanding and will align the delinquency trigger with changes in delinquency rates. [Additionally, the [                    ] times multiple is expected to generate a delinquency trigger which would be met before any losses on the notes would occur.]

[Include chart comparing the delinquency trigger to the delinquency statistics for prior securitized pools.] For more information regarding [61] day or more delinquent asset statistics for the prior securitized pools of the sponsor and its subsidiaries, see “Appendix A—Static Pool Data” in this prospectus.

The servicer will monitor delinquent lease assets and the percentage of lease assets that are delinquent in each monthly period in 30 or 31 day increments up to 120 days and whether the delinquency trigger has been met or exceeded for the related monthly period will be included on the monthly statement to securityholders. If the delinquency trigger has been met or exceeded for the related monthly period, the servicer will provide a notice to the sponsor, the depositor and the AART indenture trustee, and will include a notice on the monthly servicer report and on the Form 10-D, that such trigger has been met or exceeded.

Voting

Within [90] days of publication that the delinquency trigger has been met or exceeded in the monthly statement to securityholders on Form 10-D, the noteholders may determine whether to initiate a vote to determine whether a review of 60 day or more delinquent lease assets should be performed by the asset representations reviewer. Noteholders may exercise this right by contacting the [AART indenture trustee]. For the purpose of the vote, notes held by the sponsor or servicer, or any affiliates thereof, are not included in the calculation of determining whether the noteholders have elected to initiate a vote.

If the requesting noteholder is the record holder of any notes, no verification procedures will be required. If the requesting noteholder is not the record holder of any notes and is instead a beneficial owner of notes, the [AART indenture trustee] may require no more verification than (1) a written certification from the noteholder that it is a beneficial owner of a specified principal balance of the notes and (2) an additional form of documentation, such as a trade confirmation, an account statement, a letter from the broker or dealer or other similar document. If less than 5% of the noteholders by aggregate principal balance of the notes demand that a review be initiated within [90] days of publication of the delinquency trigger being met, no additional vote will be required and no asset representations review will be conducted.

If at least 5% of the noteholders by aggregate principal balance of the notes outstanding demand that a vote be conducted, the AART indenture trustee will post a notice through The Depository Trust Company (“DTC”), initiating a vote of all the noteholders. On the Form 10-D related to the monthly period in which the noteholders demand that a vote be conducted, the issuing entity will disclose the voting procedures that will be used and how to cast a vote. The noteholders will be allowed to vote for at least [150] days after the initial Form 10-D including disclosure that the trigger has been met or exceeded is filed. The votes will be tabulated by [either] the AART indenture trustee [in the capacity of tabulation agent or by a third party acting as tabulation agent (in each case, the “vote tabulation agent”)]. If at the end of that [150] day period, at least a majority of the noteholders by aggregate principal balance of the notes who have voted choose to approve initiating the asset representations review and at least 5% of the noteholders by aggregate principal balance of the notes outstanding cast a vote, the asset representations reviewer will be notified to conduct a review as set forth below under “—The Asset Representations Review Process.”

The Asset Representations Review Process

Upon the approval of the noteholders as set forth above under “—Voting,” the issuing entity will instruct the servicer and the custodian to provide the asset representations reviewer with access to copies of documents necessary to perform its review within [60] days of the conclusion of the vote approving the review. The asset representations reviewer will then conduct its review of all lease assets 60 days or more delinquent as of the end of the most recent monthly period. The asset representations reviewer will compare such delinquent lease assets to the asset level representations and warranties provided by the sponsor on the [related] closing date with respect to the lease assets. The related representations and warranties are measured as of the time of origination, the cutoff date or the [related] closing date as specified in the allocation agreement or the pooling agreement. For a description of the representations and warranties the asset representations reviewer will review, see “—Criteria Applicable to the Selection of [Initial] Lease Assets,” [“—Criteria Applicable to the Selection of Additional Lease Assets”] and “The Transfer Agreements and Servicing Agreements—Allocation of Lease Assets and Sale and Assignment of Secured Notes” in this prospectus. A copy of the final asset representations review agreement will be filed no later than the date of the filing of the final prospectus for the notes.

The asset representations reviewer will only determine whether:

•	a lease asset allocated to the 20 -SN pool on the [respective] closing date satisfied the asset level representations and warranties,

•	a lease asset failed to satisfy such representations or warranties, or

•	there is missing or insufficient documentation with respect to whether a representation or warranty was satisfied.

The asset representations reviewer will not determine whether any failures to meet the representations and warranties resulted in breaches of the representations and warranties or whether [the sponsor or] ACOL LLC as residual certificateholder of ABLT would be required to purchase any such lease assets from the 20    -SN pool. Additionally, the asset representations reviewer will not determine the reason for the delinquency of any lease asset, the creditworthiness of any lessee, the overall quality of any lease asset or the compliance of the servicer with its covenants with respect to the servicing of the lease assets. If a lease asset is paid off, satisfied, substituted, removed or purchased due to a breach of a covenant, representation or warranty, the asset representations reviewer will not review that lease asset.

The fees and expenses of the asset representations review will be paid by the issuing entity from monthly collections on the secured notes. See “The Notes—Distributions on the Notes.” [The review fee will be $         per lease asset.]

The asset representations reviewer will be required to complete its review within [60] days of receiving the documents necessary to start its review. The review period may be extended by up to an additional [30] days if the asset representations reviewer requests missing review materials that are subsequently provided within the [60-day] period or requires clarification of any review materials or testing procedures. If any requested missing information is not provided to the asset representations reviewer, the asset representations reviewer will consider the affected test to be failed due to missing or insufficient documentation. The asset representations reviewer will provide the AART indenture trustee, the sponsor, the depositor, the administrator and the servicer with a detailed report of its findings within [30] days of completing its review. A summary of the asset representations reviewer’s report will be included in the statement to securityholders on the Form 10-D for the monthly period in which that summary report was provided. A noteholder will have the right to request a copy of the detailed report of the findings from the sponsor.

The sponsor and the depositor will evaluate the asset representations reviewer’s report and any purchase request received from the AART indenture trustee, any noteholder or any party to the transaction documents in order to determine whether a purchase of a lease asset is required. After reviewing the report, the sponsor and the depositor will determine if there were breaches of the representations and warranties, and the sponsor and the depositor will then decide whether to cause the purchase of the lease asset from the 20 -SN pool. None of the AART indenture trustee, the AART owner trustee, the asset representations reviewer, the administrator or the servicer is otherwise obligated to investigate the accuracy of the representations and warranties with respect to the lease assets subject to the asset representations review. The transaction documents require that any breach of the representations and warranties must materially and adversely affect the interest of the noteholders [or the certificateholders] before [the sponsor or] ACOL LLC, on behalf of ABLT, would be required to purchase such lease assets from the 20    -SN pool. Any noteholder, however, will be entitled to make a purchase request regarding a breach of the representations and warranties related to a lease asset to the AART indenture trustee. The sponsor or the depositor will report any purchase request received from a noteholder, the AART indenture trustee or the AART owner trustee, and the disposition of the request, on a Form ABS-15G that will be filed with the SEC. For more information regarding the exercise of rights by the AART indenture trustee, see “The AART Indenture Trustee.”

Dispute Resolution

The depositor, the sponsor, the AART owner trustee, the administrator, the servicer, the administrator, the AART indenture trustee, ABLT, the ABLT owner trustee, the ABLT indenture trustee or any noteholder may, upon discovery of a breach of a representation or warranty related to a lease asset made by ABLT or the sponsor in the transaction documents, which materially and adversely affects the interest of the depositor, the sponsor, the AART owner trustee, the servicer, the administrator, the AART indenture trustee, ABLT, the ABLT owner trustee, the ABLT indenture trustee [or the certificateholders] in the related lease asset, or in the case of a noteholder (including a beneficial owner of the notes), which results in that noteholder not being made whole, demand that ACOL LLC, on behalf of ABLT, or Ally Bank purchase the related lease asset from the 20    -SN pool. In order to make a purchase demand, a noteholder will be required to provide a notice to the AART indenture trustee. If any such party provides sufficient notice as provided in the transaction documents within the applicable statute of limitations period of an alleged breach of a representation or warranty with respect to a lease asset made by ABLT or Ally Bank in the transaction documents, and Ally Bank or ACOL LLC, on behalf of ABLT, fails to resolve such request within 180 days of receipt, the requesting party has the right to refer the matter to a dispute resolution process described below. This right applies to all purchase requests made in accordance with the transaction documents and is not limited to purchase requests made in connection with a review pursuant to the asset representations review process described under “—Asset Representations Review—The Asset Representations Review Process.” This right is not a mechanism for requesting purchase or other relief from losses resulting from changes in the credit quality of the lease asset or other market conditions. Ally Bank or ACOL LLC, on behalf of ABLT, will not purchase a lease asset from the 20    -SN pool with respect to which the related breach of a representation or warranty did not result in a material and adverse effect on the interests of the noteholders [and the certificateholders] taken as a whole. Each notice must be given in writing to the other parties in accordance with the transaction documents and must specifically identify the lease asset to be purchased and specify the representations or warranties allegedly breached. The notice must also identify the loss alleged related to the lease asset and the material adverse effect on the requesting party. General allegations relating to the entire pool of lease assets or an unspecified subset of the pool are not a sufficient description for purposes of the notice. If a lease asset is paid off, satisfied, substituted or purchased, no demands to purchase are permitted, and there is no further right to mediation or arbitration regarding that lease asset. None of the representations and warranties related to the lease assets relate to the performance of the lease assets or to any credit losses that may occur as a result of a default by the related lessee on the lease asset. Furthermore, the dispute resolution procedures described below apply only to the specific lease assets that are related to the dispute. In order for a lease asset to be subject to purchase, there must be a breach of a representation or warranty related to such lease asset which materially and adversely affects the requesting party. In the event that the asset representations reviewer determines that the representations and warranties related to a lease asset have not failed, any purchase request related to that lease asset will be deemed to be resolved.

The requesting party may choose either mediation (including non-binding arbitration) or third-party binding arbitration at its discretion. In each case, the process will be administrated by [the American Arbitration Association (“AAA”)] [the Financial Industry Regulatory Authority (“FINRA”)] [JAMS (“JAMS”)][a nationally-recognized alternative dispute resolution facilitator (“ADR Facilitator”)] pursuant to [the AAA’s Commercial Arbitration Rules and Mediation Procedures] [FINRA’s Code of Arbitration Procedure and Code of Mediation Procedure] [JAMS’ Rules and Procedures] [the ADR Facilitator’s governing rules and procedures], as applicable, or any successor rules or procedures (the “[AAA][FINRA][JAMS][ADR] Rules”). The mediation or arbitration will take place in New York, New York. The AART indenture trustee, after direction from the depositor, will notify the requesting party at the end of the 180-day period if a purchase demand is unresolved. Within [30] days of the delivery of the notice indicating that a purchase demand has not been resolved following the end of the 180-day period, the requesting party must initiate the proceedings and provide notice (as defined by the [AAA][FINRA][JAMS][ADR] Rules) to the sponsor and the depositor of its intent to pursue resolution through mediation or arbitration at [insert email address or other address]. The sponsor or the depositor must respond to the notice within [30] days and must submit to the method of dispute resolution requested.

If the requesting party chooses to refer the matter to mediation, the sponsor or depositor and the requesting party will agree on a neutral mediator approved by [the AAA][FINRA][JAMS][the ADR Facilitator] within [15] days of notice service. If the parties cannot agree on a mediator, one will be appointed by [the AAA][FINRA][JAMS][the ADR Facilitator] in accordance with the applicable [AAA][FINRA][JAMS][ADR] Rules. For a mediation, the proceeding will start within [15] days after the selection of the mediator and conclude within [30] days after the start of the mediation. The parties will mutually agree on the allocation of expenses incurred in connection with the mediation. If the requesting party is unsatisfied with the result of the mediation, the requesting party may choose to submit the matter to binding arbitration or adjudicate the dispute in court.

If the requesting party chooses to refer the matter to binding arbitration, the matter will be referred to a panel of three arbitrators. The panel will be comprised of one arbitrator appointed by the requesting party, one arbitrator appointed by the depositor and a third arbitrator appointed by the two arbitrators that are appointed by the requesting party and the depositor, in each case selected in accordance with the transaction documents. The sponsor and the depositor will provide a notice of the commencement of any arbitration on the Form 10-D related to the monthly period in which the arbitration proceeding commences and will give other noteholders or parties to the transaction documents the right to participate in the arbitration proceeding. The arbitrator will have the authority to schedule, hear and determine any motions, including dispositive and discovery motions, according to New York law, and will do so at the motion of any party. Discovery will be completed within [30] days of appointment of the panel and will be limited for each party to [two] witness depositions not to exceed five hours, [two] interrogatories, [one] document request and [one] request for admissions. The arbitrator, however, may grant additional discovery on a showing of good cause that the additional discovery is reasonable and necessary. Briefs will be limited to no more than [ten] pages each, and will be limited to initial statements of the case, discovery motions and a pre-hearing brief. The evidentiary hearing on the merits will commence no later than [60] days following the appointment of the panel and will proceed for no more than [10] consecutive business days, with equal time allotted to each side for the presentation of direct evidence and cross examination. The panel will render its decision on the matter within [90] days of the selection of the panel. In each case, the panel will have discretion to modify these timeframes if, based on the facts and circumstances of the particular dispute, good cause exists, there is an unavoidable delay or with the consent of all of the relevant parties. The panel will decide the matter in accordance with the terms of the contract, including choice-of-law provisions, and will not be permitted to award punitive or special damages. The panel will also determine which party will be responsible for paying the dispute resolution fees, including attorneys’ fees, incurred in this process. Judgment on the award will be entered in any court having jurisdiction. Once the representations and warranties with respect to a lease asset have been reviewed by a panel, the panel’s decision will be binding with respect to that lease asset, and such lease asset may not be the subject of any additional mediation or binding arbitration. By selecting binding arbitration, the requesting party will be giving up its right to adjudicate the dispute in court, including the right to a trial by jury.

In all cases, the proceedings of the mediation or binding arbitration, including the occurrence of such proceedings, the nature and amount of any relief sought or granted and the results of any discovery taken in the matter, will be kept strictly confidential by each of the parties to the dispute, except as necessary in connection with the investor communications and reports to securityholders described under “Reports to Securityholders” below, in connection with a judicial challenge to or enforcement of an award, or as otherwise required by law.

REPURCHASE HISTORY

The transaction documents contain covenants requiring ACOL LLC as residual certificateholder of ABLT to purchase or compensate and remove a lease asset from the 20 -SN pool for the breach of representation or warranty in certain circumstances. If ACOL LLC fails to compensate and remove such lease asset, Ally Bank will be required to purchase the lease asset. [In the prior three years, none of ABLT, ACOL LLC, Ally Bank, Ally Financial, the depositor, the ABLT indenture trustee, the AART indenture trustee, the ABLT owner trustee or the AART owner trustee received a demand to repurchase, remove or purchase any lease asset securitized by Ally Bank, ABLT or the depositor.] The depositor, as a securitizer, will disclose all demands to repurchase, remove or purchase any lease asset securitized by it on SEC Form ABS-15G.

[The following table provides information regarding the demand, removal, purchase, repurchase and replacement history with respect to the lease assets securitized by Ally Bank and its subsidiaries during the period from [                    ] to [                    ]:

Name of Issuing Entity	Check if Registered	Name of Originator	Total Lease Assets in ABS by Originator	Lease Assets That Were Subject of Demand	Lease Assets That Were Repurchased or Replaced	Lease Assets Pending Repurchase or Replacement (within cure period)	Demand in Dispute	Demand Withdrawn	Demand Rejected
Ally Auto Receivables Trust 20-CIK #				# $ %	# $ %	# $ %	# $ %	# $ %	# $ %
Ally Auto Receivables Trust 20-CIK #				# $ %	# $ %	# $ %	# $ %	# $ %	# $ %
Ally Auto Receivables Trust 20-CIK #				# $ %	# $ %	# $ %	# $ %	# $ %	# $ %

Total

The depositor filed its most recent Form ABS-15G with the SEC on [February    , 20    ]. The depositor’s CIK number is 0001477336. For more information on obtaining a copy of the report, see “Where You Can Find More Information” in this prospectus.

[To the extent material, add disclosure regarding the financial condition of the sponsor, the servicer and any other party responsible for removing or purchasing a lease asset as a result of a breach of representations or warranties.]

[Asset-Level Data for the Lease Assets]

[For offerings on or after November 23, 2016, in accordance with Item 1111, asset level data for the lease assets specified in Schedule AL, and related asset level documents will be filed on Form ABS-EE with the prospectus and with the monthly statements to securityholders on Form 10-D:

The depositor has provided asset-level data for the lease assets and filed this information on Form ABS-EE. Form ABS-EE is incorporated by reference into this prospectus. The asset-level data includes information about the leases, the vehicles, the lessees, activity on the leases, charge-offs, lease terminations and modifications of the leases. Asset-level data will be provided each month as an exhibit to the monthly distribution reports filed on Form 10-D.]

THE SPONSOR’S PORTFOLIO DATA

Delinquency, Repossession and Credit and Residual Loss Data on Lease Assets

For the entire U.S. portfolio of new and used retail automobile and light duty truck lease assets of Ally Bank and its subsidiaries, the tables on the following pages show Ally Bank’s experience for:

•	delinquencies,

•	repossessions and

•	credit and residual losses.

Fluctuations in delinquencies, repossessions and credit and residual losses generally follow trends in the overall economic environment and may be affected by such factors as:

•	competition for lessees,

•	the supply and demand for cars and light duty trucks,

•	consumer debt burden per household,

•	personal bankruptcies and

•	values at which the residual values are booked.

[Narrative disclosure of quarterly data to be added as appropriate.]

There can be no assurance that the delinquency, repossession and credit and residual loss experience on the lease assets will be comparable to that set forth below or that the factors or beliefs described above will remain applicable. For a description of how the sponsor defines a delinquent lease asset, see “The Lease Assets and the Secured Notes—Asset Representations Review—Asset Representations Review Delinquency Trigger.”

Vehicle Lease Delinquency Information

“Average Number of Lease Contracts Outstanding” is computed by taking the simple average of the month-end outstanding amount for each period presented. The period of delinquency in this table is based on the number of days that the scheduled monthly payments in excess of $25 are contractually past due (excluding bankruptcies). For the purposes of this portfolio delinquency table, the sponsor uses the “OTS Method,” which treats a loan as delinquent if a payment is due and payable and no payment is received by the close of business on the scheduled payment date in the following month. The sponsor uses this method in preparing the periodic reports that are filed with its banking regulators. For the purposes of the transaction specific delinquency calculations and eligibility criteria in this prospectus and the monthly servicer reports, the servicer will calculate delinquencies using the mortgage bankers association method, which treats a loan as delinquent if a payment is due and payable and no payment is received by the close of business 30 days after the original payment due date. “Month-End Delinquency Dollars” represent the remaining book value of the assets as of the ledger closing date for the month.

	[[Nine] Months Ended September 30,]				At or for the Year Ended December 31,
Leases	20		20		2014	2013	2012	[2011]	[2010]
Average Number of Lease Contracts Outstanding					566,556	409,445	233,125	103,003	59,599
Month-End Delinquency Dollars(1)
31-60 Days	[	]%	[	]%	0.29%	0.28%	0.32%	0.22%	0.43%
61-90 Days	[	]%	[	]%	0.05%	0.04%	0.05%	0.03%	0.07%
91 to 120 Days	[	]%	[	]%	0.01%	0.01%	0.01%	0.00%	0.01%
121 Days or more	[	]%	[	]%	0.00%	0.00%	0.00%	0.00%	0.00%

Our current practice is generally to write off leases, other than those with respect to which the related lessee is in bankruptcy, at the point amounts are deemed to be uncollectible, which usually is at the point of repossession. We will normally begin repossession activity once the lease becomes 60 days past due.

Default and Loss Experience

Averages are computed by taking the simple average of the month-end outstanding amount for each period presented. “Number of Repossessions Sold” means the number of repossessed leased vehicles that have been sold by Ally Bank or its subsidiaries in a given period. “Number of Repossessions Sold” and “Losses on Repossessions” (in each row where they are used) include losses on “skips,” a circumstance in which the leased vehicle can no longer be found. The number of skips were [59 in 2010, 17 in 2011, 30 in 2012, 289 in 2013, 440 in 2014 and [                    ] in 2015]. “Lease Balance Outstanding” means the net book value of the outstanding leases of Ally Bank and its subsidiaries. “Losses on Repossessions” represents the difference between the net principal balance, which is the principal portion of the remaining monthly payments plus the Stated Residual Value, of lease contracts determined to be uncollectible in the period and the net proceeds from disposition of the related leased vehicles, and does not include any post-disposition recoveries. “Manufacturer’s Support Payments” includes both interest rate support, where the implied lease rate under the lease, upon lease origination, is lower than current market rates, and residual value support, where the Stated Residual Value is higher than the ALG Residual upon lease origination.

	[[Nine] Months Ended September 30,]				At or For the Year Ended December 31,
	20		20		2014	2013	2012	[2011]	[2010]
Ending Number of Lease Contracts Outstanding					616,578	505,800	291,450	150,448	60,140
Average Number of Lease Contracts Outstanding					566,556	409,445	233,125	103,003	59,599
Number of Repossessions Sold					1,291	720	339	226	469
Number of Repossessions Sold as a Percentage of Ending Number of Lease Contracts Outstanding					0.21%	0.14%	0.12%	0.15%	0.78%
Number of Repossessions Sold as a Percentage of Average Number of Lease Contracts Outstanding					0.23%	0.18%	0.15%	0.22%	0.79%
Losses on Repossessions (Without Giving Effect to Manufacturer’s Support Payments) as a Percentage of Ending Dollar Amount of Lease Balance Outstanding		%		%	0.06%	0.04%	0.03%	0.04%	0.38%
Losses on Repossessions (Without Giving Effect to Manufacturer’s Support Payments) as a Percentage of Average Dollar Amount of Lease Balance Outstanding		%		%	0.07%	0.05%	0.04%	0.06%	0.41%

Vehicle Return Experience

The information in the following table includes only returned vehicles sold by Ally Bank and its subsidiaries and excludes vehicles sold to consumers and repossessed vehicles. Ally Bank believes that substantially all of the leased vehicles in its U.S. lease portfolio are returned to Ally Bank or its subsidiaries upon scheduled or early termination of the leases. “Scheduled Terminations” does not include lease terminations under Pull Ahead Programs, but “Early Terminations” and “All Terminations” include those terminations. “Full Termination Ratio” is the ratio, expressed as a percentage, of the number of scheduled termination returned vehicles sold during the stated period by Ally Bank over the number of leases scheduled to terminate during the stated period. “Loss/(Gain) versus ALG Residual” equals the net principal balance of leases at termination less the sum of (1) the portion of the Stated Residual Value in excess of ALG Residual, (2) sales proceeds, (3) other proceeds paid by the lessee before account system termination and (4) any amounts waived pursuant to any Pull Ahead Programs, which does not include recoveries from the lessee after account system termination relating to the principal portion of lease payments due and excess mileage and wear charges, if any. For a discussion of recent trends in residual value gains and losses, see “Description of Auto Lease Business—Determination of Residual Value” in this prospectus. We can make no assurances that per unit losses on the leased vehicles in the 20    -SN pool will be similar to historical experience for the entire lease portfolio of Ally Bank and its subsidiaries, nor can we ascertain whether losses will increase or decrease.

	[[Nine] Months Ended September 30,]				At or for the Months Ended
	20		20		2014	2013	2012	[2011]	[2010]
Total Number of Leases Scheduled to Terminate					155,943	40,242	6,398	22,937	38,695
Scheduled Terminations
Number of Returned Vehicles					44,725	9,274	1,643	9,654	18,602
Total ALG Residual of Returned Vehicles (in thousands)	$		$		$729,304	$129,277	$23,160	$147,786	$295,545
Total ALG Residual of Returned Vehicles as % of Adjusted MSRP		%		%	49.00%	43.22%	41.03%	41.10%	43.10%
Full Termination Ratio		%		%	28.68%	23.05%	25.68%	42.09%	48.07%
Loss/(Gain) versus ALG Residual (in thousands)	$		$		($88,779)	($34,254)	($6,158)	($34,525)	($30,116)
Average Loss/(Gain) versus ALG Residual	$		$		($1,985)	($3,694)	($3,748)	($3,576)	($1,619)
Loss/(Gain) versus ALG Residual as a Percentage of Total ALG Residual of Returned Vehicles		%		%	(12.17%)	(26.50%)	(26.59%)	(23.36%)	(10.19%)
Early Terminations
Number of Returned Vehicles					97,137	45,654	15,719	10,104	14,354
Total ALG Residual of Returned Vehicles (in thousands)	$		$		$1,562,399	$694,228	$219,267	$139,538	$204,303
Total ALG Residual of Returned Vehicles as % of Adjusted MSRP		%		%	47.18%	45.06%	42.05%	40.61%	41.23%
Loss/(Gain) versus ALG Residual (in thousands)	$		$		($215,182)	($115,840)	($38,147)	($31,901)	($36,428)
Average Loss/(Gain) versus ALG Residual	$		$		($2,215)	($2,537)	($2,427)	($3,157)	($2,538)
Loss/(Gain) versus ALG as a Percentage of Total ALG Residual of Returned Vehicles		%		%	(13.77%)	(16.69%)	(17.40%)	(22.86%)	(17.83%)
All Terminations
Average Loss/(Gain) versus ALG Residual	$		$		($2,143)	($2,733)	($2,552)	($3,362)	($2,019)
Loss/(Gain) versus ALG as a Percentage of Total ALG Residual of Returned Vehicles		%		%	(13.26%)	(18.23%)	(18.28%)	(23.12%)	(13.31%)

Pull Ahead Experience

The average amount of monthly payments waived under the Pull Ahead Program and number of leases with waived payments by the Pull Ahead Agent for the fiscal quarters set forth below are as follows:

Period	Average Amount Per Vehicle Waived			Number of Pull Ahead Lease Contracts Waived
Quarter 20	$	[0.00	]	[0	]
Quarter 20	$	[0.00	]	[0	]
Quarter 20	$	[0.00	]	[0	]
Quarter 20	$	[0.00	]	[0	]
Quarter 20	$	[0.00	]	[0	]
Quarter 20	$	[0.00	]	[0	]
Quarter 20	$	[0.00	]	[0	]
Quarter 20	$	[0.00	]	[0	]
Quarter 20	$	[0.00	]	[0	]
Quarter 20	$	[0.00	]	[0	]
Quarter 20	$	[0.00	]	[0	]

Experience under each Pull Ahead Program varies based on the length of the program to take delivery of a new vehicle, the scheduled lease end date and the number of Monthly Lease Payments to be waived.

[In the most recent Pull Ahead Program, which was effective during the third quarter of 2014, General Motors covered up to six payments, net of any amount that the vehicle’s sales price exceeded the Stated Residual Value of such vehicle.] The amount collected per vehicle also varies based on the current mix of vehicles returned during a given Pull Ahead Program but generally in the most recent Pull Ahead Program, no additional payments were due.

STATIC POOL INFORMATION

Information regarding publicly offered lease securitized pools acquired by the sponsor within the preceding [four] [five] years is included in Appendix  A of this prospectus. This static pool information is incorporated by reference into this prospectus.

WEIGHTED AVERAGE LIFE OF THE OFFERED NOTES

The primary sources of payment on the secured notes will be the Monthly Lease Payments on the leases and amounts received upon sale of the leased vehicles in the 20    -SN pool. As a result, the weighted average life of the securities issued by the issuing entity will generally be influenced by the rate at which the leases securing the secured notes terminate early, causing a prepayment on the secured notes owned by the issuing entity. The proceeds of early terminations (including payment in respect of the Stated Residual Value of the lease asset) may be in the form of proceeds resulting from early lease terminations, Insurance Proceeds, vehicle liquidation, Pull Ahead Payments or purchase payments made by ACOL LLC, Ally Bank or the servicer. All of the leases may be terminated early at any time upon payment by the lessee of the (1) remaining Monthly Lease Payments less any unearned finance charges for the lease and (2) excess mileage and excess wear charges, if any. Ally Financial, as agent for any applicable vehicle manufacturer, may also elect to offer Pull Ahead Programs with respect to the leases, which would permit early terminations under leases without the payment by the lessees of all or a portion of the remaining Monthly Lease Payments. The implementation of a Pull Ahead Program by any applicable vehicle manufacturer or Ally Financial as agent will have the effect of increasing the rate of early termination of the leases. For more information about Pull Ahead Programs, see “Description of Auto Lease Business—Pull Ahead Programs and other Early Termination Marketing Programs” in this prospectus. For more information about the amount of time generally required to dispose of vehicles at the end of a lease, see “Servicing and Administration Procedures—Vehicle Disposition Process.”

[The weighted average life of the offered notes will also be influenced by the ability of ABLT to reinvest payments received on the lease assets during the revolving period. The ability of ABLT to reinvest those payments will be influenced by the availability of suitable additional lease assets for ABLT to purchase and the rate at which the ABS Values of the lease assets are paid.]

None of these events can be predicted with certainty. Any reinvestment risk resulting from prepayment of the secured notes will be borne entirely by the holders of the securities.

Although early terminations are primarily caused by the early return or purchase of leased vehicles by lessees under a Pull Ahead Program or otherwise, early terminations may also include liquidation due to a default under the lease or a casualty loss of the leased vehicle. Upon early termination of a lease in the 20    -SN pool, the secured notes will be repaid pro rata on the next distribution date.

In addition, payments made by the servicer, Ally Bank or ACOL LLC as residual certificateholder of ABLT as a result of a removal or purchase by ACOL LLC, the servicer or Ally Bank, as applicable, of a lease asset due to a breach of a covenant of the servicer, or a representation or warranty of Ally Bank or ABLT, will be treated as an early termination of the lease.

The secured notes and the notes may be prepaid in full if the servicer exercises its option to purchase the lease assets after the Aggregate ABS Value of the lease assets declines to the level described in “The Transfer Agreements and Servicing Agreements—Termination” and “Weighted Average Live of the Notes” in this prospectus.

If there is a partial prepayment on a lease, these amounts will not be applied to prepay the secured notes. Instead, if the Monthly Remittance Condition is satisfied, the servicer will retain these amounts and deposit the aggregate Applied Payments Ahead for the related distribution date into the ABLT collection account. If the Monthly Remittance Condition is not satisfied, the servicer will deposit partial prepayments into the Payment Ahead Servicing Account within two business days after it receives these prepayments.

All of the leases have been [or will be] acquired or originated from dealers using ABLT’s underwriting standards. The depositor can make no assurance that the leases will experience the same rate of early termination as the historical early termination or loss experience for leases in the portfolio of Ally Bank and its subsidiaries. There can be no assurance that Ally Bank and its subsidiaries will continue to dispose of off-lease vehicles in the manner and within the time periods described in “Servicing and Administration Procedures—Vehicle Disposition Process” in this prospectus. Moreover, there can be no assurance that the servicer will make an Advance or, if made, that the Advance will be sufficient to pay in full any class of notes on the final scheduled distribution date for that class of notes.

The following information is provided solely to illustrate the effect of early terminations of the leases on the unpaid principal amounts of the [offered] notes and the weighted average lives of the [offered] notes under the assumptions stated below, and is not a prediction of the prepayment rates that might actually be experienced with respect to the lease assets.

Prepayments on motor vehicle leases can be measured by a prepayment standard or model. The prepayment model used in this prospectus is expressed in terms of percentages of the Absolute Prepayment Model, or “ABS,” a prepayment model that assumes a constant percentage of the original number of leases in the pool prepays each month. The base prepayment assumption, which we refer to in this prospectus as the “100% Prepayment Assumption,” assumes that the original principal balance of the lease assets will prepay as follows:

(1)	In month one, prepayments will occur at [ ]% ABS and increase by approximately [ ] ABS each month until reaching [ ]% ABS in the [ ]th month of the lease term,

(2)	Prepayments will then increase by approximately [ ] ABS each month until reaching [ ]% ABS in the [ ]th month of the lease term and

(3)	Prepayments will remain at [ ]% ABS in months [ ] through [ ] of the lease term and decrease to [ ]% ABS in the [ ]th month of the lease term and remain at that level until the lease has been paid in full.

Neither any ABS nor the 100% Prepayment Assumption purports to be a historical description of the prepayment or a prediction of the anticipated rate of prepayment of the lease assets. We cannot assure you that the leases will prepay at the levels of the 100% Prepayment Assumption or at any other rate.

The tables below under the heading “Percentage of Initial Note Principal Balance Outstanding at Various ABS Percentages” have been prepared on the basis of the indicated percentage of the 100% Prepayment Assumption. The indicated percentages have been applied to an initial hypothetical pool of lease assets [and to each subsequent hypothetical pool of lease assets acquired during the revolving period].

The “[initial] hypothetical pool of lease assets” is a pool of uniform lease assets with aggregate remaining Monthly Lease Payments in each month, measured as of the [initial] cutoff date, equal to those of the lease assets owned by the issuing entity on the [initial] closing date. The table below under the heading “Schedule of Remaining

Monthly Lease Payments and Lease Residuals” sets forth the remaining Monthly Lease Payments and projected Lease Residual values and outstanding aggregate ABS Values in each month, measured as of the [initial] cutoff date, on the lease assets in the 20     -SN pool on the [initial] closing date.

[Each “subsequent hypothetical pool of lease assets” is a pool of lease assets, consisting of hypothetical pools of lease assets in the same ratio and with the same characteristics in terms of implied lease rate, original term and remaining term as were allocated to the 20     -SN pool on the initial closing date, that will be allocated to the 20     -SN pool on a closing date during the revolving period.

The purchase price for each subsequent hypothetical pool of lease assets will be equal to the discounted present value of all lease assets in each of those pools—using a [    ]% per annum discount rate. Each subsequent hypothetical pool of lease assets, as of the applicable cutoff date, will have assumed aggregate remaining Monthly Lease Payments in each month that are proportionate to the aggregate remaining Monthly Lease Payments on the initial hypothetical pool of lease assets as of the initial cutoff date.]

In addition, the tables below were prepared on the basis of certain assumptions, including that:

(1)	as of the [initial] cutoff date, [ ] months have elapsed since the inception of each lease,

(2)	all Monthly Lease Payments are timely received and no lease is ever delinquent,

(3)	no purchase payment is required to be made by the servicer in respect of any lease asset except as set forth below,

(4)	no purchase payment is required to be made by the administrator in respect of any secured note except as set forth below,

(5)	each payment on the leases is made on the last day of each month, whether or not that day is a business day and each month has 30 days,

[(6)	there are no credit losses in respect of the lease assets,]

(7)	all terminated leases are payments in full of all outstanding Monthly Lease Payments and realization in full of all Lease Residuals,

(8)	payments on the notes are made on each distribution date, and each distribution date is assumed to be the [twentieth] day of each applicable month whether or not that day is a business day, commencing [ ], 20[ ],

(9)	interest accrues on the Class A-1 Notes, the Class A-2 Notes, the Class A-3 Notes, the Class A-4 Notes, the Class B Notes, the Class C Notes [and the Class D Notes] at a fixed interest rate of [ ]%, [ ]%, [ ]%, [ ]%, [ ]%, [ ]% and [ ]%, respectively, per annum and none of the notes accrue interest at a floating rate,

(10)	[the principal amount of the Class [A-2] Notes is allocated to the Class [A-2]a Notes in the amount of $ and to the Class [A-2]b Notes in the amount of $ ,]

(11)	interest accrues on all notes (other than the Class A-1 Notes[ and the Class [ ] Notes]) based on a 360-day year consisting of twelve 30-day months and interest accrues on the Class A-1 Notes[ and the Class [ ] Notes] based on the actual days elapsed during the period for which interest is payable and a 360-day year,

(12)	except as indicated in the following tables, the servicer does not exercise its option to purchase the lease assets after the Aggregate ABS Value of the lease assets has declined to [ ]% or less of the Initial ABS Value of the lease assets and the administrator does not exercise its [ ]% purchase option with respect to the secured notes,

(13)	the [initial] closing date occurs on [ ], 20[ ],

(14)	no [early amortization event or] event of default occurs under the AART indenture or the ABLT indenture,

(15)	[during the revolving period, the issuing entity invests all amounts available in additional secured notes secured by additional lease assets,]

(16)	[there are no funds in the accumulation account at any time,]

(17)	the Initial ABS Value as of the [initial] cutoff date is $[ ], based on the Discount Rate,

(18)	the basic servicing fee is equal to 1.00% per annum, based on twelve 30-day months,

(19)	[the additional servicing fee is equal to % per annum, based on twelve 30-day months,]

(20)	all fees and expenses other than the basic servicing fee [and the additional servicing fee] are equal to zero, and

(21)	[the Mandatory Prepayment Amount is paid].

The actual characteristics and performance of the lease assets will differ from the assumptions used in constructing the following tables. Because payments on the leases and the sale proceeds of the related leased vehicles will differ from those used in preparing the following tables, distributions of principal on the notes may be made earlier or later than as set forth in the tables. Investors are urged to make their investment decisions on a basis that includes their determination as to anticipated prepayment rates under a variety of the assumptions discussed herein.

Percentage of Initial Note Principal Balance Outstanding at Various ABS Percentages

The following tables set forth the percentages of the unpaid principal balance of each class of [offered] notes that would be outstanding after each of the dates shown, based on the rates equal to [0%, 50%, 75%, 100%, 125%, 150%, 175% and 200%] of the 100% Prepayment Assumption. As used in the table, “0% Prepayment Assumption” assumes no prepayments are made on a lease, “50% Prepayment Assumption” assumes that a lease will prepay at 50% of the 100% Prepayment Assumption and so forth.

The weighted average life of a class of [offered] notes as set forth in each of the tables below is determined by (a) multiplying the amount of each principal payment on a note of that class by the number of years from the date of the issuance of the related note to the related distribution date, (b) adding the results, and (c) dividing the sum by the related initial principal amount of each class of [offered] notes. The calculation in the row in each of the tables below labeled “Weighted Average Life To Call (Years)” assumes that the servicer exercises its option to purchase the lease assets in the 20     -SN pool on the earliest permissible date. The calculation in the row in each of the tables listed below labeled “Weighted Average Life To Maturity (Years)” assumes that the servicer does not exercise its option to purchase the lease assets in the 20     -SN pool and the administrator does not exercise its [    ]% purchase option to purchase the assets of the issuing entity (other than certain accounts). If the servicer were to exercise its [    ]% option or if the administrator were to exercise its purchase option, noteholders would receive all unpaid principal on their [offered] notes at the time of the call and each class of [offered] notes would cease to be outstanding.

Percentage of the Initial Principal Balance Outstanding—Class A-1 Notes

Distribution Date	Prepayment Assumption
	0%	50%	75%	100%	125%	150%	175%	200%
[Initial] Closing Date
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Weighted Average Life to Maturity (Years)

Percentage of the Initial Principal Balance Outstanding—Class A-2 Notes

Prepayment Assumption
Distribution Date	0%	50%	75%	100%	125%	150%	175%	200%
[Initial] Closing Date
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Weighted Average Life to Maturity (Years)

Percentage of the Initial Principal Balance Outstanding—Class A-3 Notes

Prepayment Assumption
Distribution Date	0%	50%	75%	100%	125%	150%	175%	200%
[Initial] Closing Date
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Weighted Average Life to Maturity (Years)

Percentage of the Initial Principal Balance Outstanding—Class A-4 Notes

Distribution Date	Prepayment Assumption
	0%	50%	75%	100%	125%	150%	175%	200%
[Initial] Closing Date
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Weighted Average Life to Maturity (Years)

Percentage of the Initial Principal Balance Outstanding—Class B Notes

Distribution Date	Prepayment Assumption
	0%	50%	75%	100%	125%	150%	175%	200%
[Initial] Closing Date
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Weighted Average Life to Maturity (Years)

Percentage of the Initial Principal Balance Outstanding—Class C Notes

Distribution Date	Prepayment Assumption
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[Initial] Closing Date
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Schedule of Remaining Monthly Lease Payments and Lease Residuals

Monthly Period	Monthly Lease Payments	Residual Values
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THE NOTES

The notes will be issued pursuant to the terms of the AART indenture, which may be amended and supplemented from time to time, to be dated as of the [initial] closing date between the issuing entity and the AART indenture trustee. A form of AART indenture was filed as an exhibit to the registration statement of which this prospectus forms a part, but the form of AART indenture does not describe the specific terms of the notes. A copy of the final AART indenture under which the notes are issued will be available to noteholders from the depositor upon request and will be filed with the SEC no later than the date of the filing of the final prospectus for the notes. The following summary describes distributions on the notes and the material terms of the notes and AART indenture. Where particular provisions or terms used in the AART indenture or the administration agreement are referred to, the actual provisions, including definitions of terms, are incorporated by reference as part of the summary.

All payments required to be made on the notes will be made monthly on each distribution date.

The principal amount, interest rate and the final scheduled distribution date for each class of the offered notes are as set forth on the cover page of this prospectus. [Insert description of any notes that are issued but not offered.]

Distributions on the Notes

On each distribution date, the administrator will transfer all payments on the secured notes for that distribution date to the AART collection account. [On each distribution date during the revolving period and on the first distribution date related to the amortization period, the AART indenture trustee will transfer all amounts in the accumulation account to the AART collection account.]

The AART indenture trustee, based solely upon a certificate provided by the administrator, will make distributions to [the accumulation account and] the note distribution account from the amounts on deposit in the AART collection account. The amounts to be distributed to [the accumulation account and] the note distribution account will be determined in the manner described below.

The charts titled “Summary of Monthly Deposits to and Withdrawals from ABLT and AART Accounts,” [during the Revolving Period”] [and “Summary of Monthly Deposits to and Withdrawals from ABLT and AART Accounts during the Amortization Period”] which appear on pages [    ] and [    ] of this prospectus provide a summary of the monthly distributions. These summary charts provide only a simplified overview of the monthly flow of funds. Therefore, you should also read the text of this prospectus to understand the monthly flow of funds.

Determination of Available Amounts. The “Total Available Amount” for a distribution date will be the sum of:

(1)	amounts deposited in the AART collection account with respect to the AART Collection Account Shortfall Amount on or before that distribution date,

(2)	all payments on the secured notes held by the issuing entity during the period from and including the last distribution date to but excluding the current distribution date and

[(3)	the amount, if any, paid by the [swap][cap] counterparty to the issuing entity under any interest rate [swap][cap]] and

(4)	amounts paid for any secured notes purchased by the administrator or the depositor.

Determination of Monthly Withdrawals and Deposits. On or before the [fifteenth] day of each calendar month, or if that day is not a business day, the next business day, the administrator will calculate the Total Available Amount based on activity during the related monthly period. On that day, the administrator will also calculate the following amounts, among others:

(1)	the administration fee for the administrator[, except available funds from the risk retention reserve account may not be used for this purpose as long as the administrator is an affiliate of Ally Bank],

(2)	the Aggregate Noteholders’ Interest Distributable Amount, including the Aggregate Class A Interest Distributable Amount, the Aggregate Class B Interest Distributable Amount[ , ] [and] the Aggregate Class C Interest Distributable Amount [and the Aggregate Class D Interest Distributable Amount],

(3)	[for any distribution date related to the amortization period, the First Priority Principal Distributable Amount, the Second Priority Principal Distributable Amount[ , ] [and] the Third Priority Principal Distributable Amount [and the Fourth Priority Principal Distributable Amount],]

(4)	[for any distribution date related to the amortization period, the Noteholders’ Regular Principal Distributable Amount,]

[(5)	the net amount, if any, payable by the issuing entity under any interest rate swaps and swap termination amounts, if any, required to be paid on that distribution date,]

(6)	the amounts to be paid to the reserve account and to the certificateholders and

(7)	all other amounts required to determine the amounts, if any, to be deposited into or paid from each of the AART collection account and the note distribution account.

[In addition, during the revolving period, the administrator will calculate the amounts required for reinvestment in additional secured notes.]

Based on those calculations, the administrator will deliver to the AART indenture trustee a certificate specifying those amounts and instructing the AART indenture trustee to make withdrawals, deposits and payments of the amounts specified below under [“—Priorities for Distributions from AART Collection Account: Revolving Period]”and] “Priorities for Distributions from AART Collection Account[: Amortization Period].”

On each distribution date, all amounts on deposit in the note distribution account will be distributed to the noteholders as described in this prospectus.

[Priorities for Distributions from AART Collection Account: Revolving Period: On each distribution date during the revolving period [(or, in the case of clause (3), on the business day before the distribution date)], except as provided below, the AART indenture trustee, based solely upon a certificate provided by the administrator, will make the distributions and payments in the following priority, to the extent that funds are available therefor after all prior applications, from the Total Available Amount:

(1)	to the administrator, the administration fee for that distribution date and any unpaid administration fees from any preceding distribution date [except available funds from the risk retention reserve account may not be used for this purpose as long as the administrator is an affiliate of Ally Bank],

[(2)	to the asset representations reviewer, the fees, expenses and indemnities due and owing under the asset representations review agreement, and to the AART indenture trustee and the vote tabulation agent, any fees, costs and indemnities, with respect to an asset representations review, each of which have not been previously paid in full, up to a maximum of $ per year,]

[(3)	to the swap counterparty, the net amount, if any, due under the interest rate swaps, other than any swap termination amounts,]

(4)	to the note distribution account for payment to the Class A Noteholders, the Aggregate Class A Interest Distributable Amount [and any [senior] swap termination amounts due to the swap counterparty on the interest rate swaps related to the Class A Notes allocated ratably between the Aggregate Class A Interest Distributable Amount and these [senior] swap termination amounts in proportion to their respective amounts],

(5)	to the note distribution account for payment to the Class B Noteholders, the Aggregate Class B Interest Distributable Amount,

(6)	to the note distribution account for payment to the Class C Noteholders, the Aggregate Class C Interest Distributable Amount,

[(7)	to the note distribution account for payment to the Class D Noteholders, the Aggregate Class D Interest Distributable Amount,]

(8)	to deposit into the accumulation account, the amount available for reinvestment in additional secured notes,

(9)	to the reserve account, the amount necessary to cause the Reserve Account Available Amount to equal the Reserve Account Required Amount (after giving effect to any distributions from the ABLT collection account to the reserve account, if any, on that distribution date pursuant to clause (5) under “The Transfer Agreements and Servicing Agreements—Distributions on the Secured Notes—Priorities for Distributions from the ABLT Collection Account” above),

(10)	to deposit into the accumulation account, an amount equal to the excess, if any, of the reinvestment amount over the amount deposited into the accumulation account pursuant to clause (8) above, which amount will be available for reinvestment in additional secured notes,

[(11)	to the swap counterparty, any subordinate swap termination payments due under the interest rate swaps,]

(12)	to the AART indenture trustee, for reimbursement of costs associated with replacement of the administrator and appointment of a successor administrator under the administration agreement, which have not been previously paid in full,

[(13)	to the AART owner trustee, the AART indenture trustee, the administrator and the asset representations reviewer, amounts due and owing under the trust agreement, the AART indenture, the administration agreement and the asset representations review agreement, which have not been previously paid in full, [except available funds from the risk retention reserve account may not be used for this purpose to pay amounts due the administrator as long as the administrator is an affiliate of Ally Bank] and

(14)	to the certificateholders, all remaining amounts.]

[The Class RR Notes will receive an amount equal to     % of all payments on the notes and certificates.]

Priorities for Distributions from AART Collection Account [: Amortization Period]. On each distribution date during the amortization period [(or in the case of clause (3) below, on the business day before the distribution date)], except as provided below, the AART indenture trustee, based solely upon a certificate provided by the administrator, will make the distributions and payments in the following priority, to the extent that funds are available therefor after all prior applications, from the Total Available Amount:

(1)	to the administrator, the administration fee for that distribution date and any unpaid administration fees from any preceding distribution date, [except available funds from the risk retention reserve account may not be used for this purpose as long as the administrator is an affiliate of Ally Bank],

[(2)	to the asset representations reviewer, the fees, expenses and indemnities due and owing under the asset representations review agreement, and to the AART indenture trustee and the vote tabulation agent, any fees, costs and indemnities, with respect to an asset representations review, each of which have not been previously paid in full, up to a maximum of $ per year,]

[(3)	to the swap counterparty, the net amount, if any, due under the interest rate swaps, other than any swap termination amounts,]

(4)	to the note distribution account for payment to the Class A Noteholders, the Aggregate Class A Interest Distributable Amount [and any [senior] swap termination amounts due to the swap counterparty on the interest rate swaps related to the Class A Notes allocated ratably between the Aggregate Class A Interest Distributable Amount and these [senior] swap termination amounts in proportion to their respective amounts],

(5)	to the note distribution account for payment to the noteholders, the First Priority Principal Distributable Amount,

(6)	to the note distribution account for payment to the Class B Noteholders, the Aggregate Class B Interest Distributable Amount,

(7)	to the note distribution account for payment to the noteholders, the Second Priority Principal Distributable Amount,

(8)	to the note distribution account for payment to the Class C Noteholders, the Aggregate Class C Interest Distributable Amount,

(9)	to the note distribution account for payment to the noteholders, the Third Priority Principal Distributable Amount,

[(10)	to the note distribution account for payment to the Class D Noteholders, the Aggregate Class D Interest Distributable Amount,

(11)	to the note distribution account for payment to the noteholders, the Fourth Priority Principal Distributable Amount,]

(12)	to the reserve account, the amount necessary to cause the Reserve Account Available Amount to equal the Reserve Account Required Amount (after giving effect to any distributions from the ABLT collection account to the reserve account, if any, on that distribution date pursuant to clause [(5)] under “The Secured Notes—Distributions on the Secured Notes—Priorities for Distributions from the ABLT Collection Account” above),

(13)	to the note distribution account for payment to the noteholders, the Noteholders’ Regular Principal Distributable Amount,

[(14)	to the swap counterparty, any subordinate swap termination payments due under the interest rate swaps,]

[(15)	to the AART indenture trustee, for reimbursement of costs associated with replacement of the administrator and appointment of a successor administrator under the administration agreement, which have not been previously paid in full,]

[(16)	to the AART owner trustee, the AART indenture trustee, the administrator and the asset representations reviewer, amounts due and owing under the trust agreement, the AART indenture, the administration agreement and the asset representations review agreement, which have not been previously paid in full [except available funds from the risk retention reserve account may not be used for this purpose to pay amounts owed the administrator as long as the administrator is an affiliate of Ally Bank] and

(17)	to the certificateholders, all remaining amounts.

Notwithstanding the foregoing, if an event of default occurs under the AART indenture and the notes are accelerated, until the time when all events of default have been cured or waived as provided in the AART indenture, or following the deposit into the AART collection account of the proceeds of the sale or other disposition of the issuing entity assets following the occurrence of an event of default under the AART indenture, after payment of the administration fee [and the net amount payable, if any, to the swap counterparty, other than any swap termination amounts,] the issuing entity will pay interest first on the Class A Notes, pro rata among the Class A Notes, and second pay principal on the Class A Notes, sequentially by class, starting with the Class A-1 Notes, until the Class A Notes are paid in full. No interest or principal will be payable on the Class B Notes until all principal of and interest on the Class A Notes have been paid in full, [and] no interest or principal will be payable on the Class C Notes until all principal of and interest on the Class A Notes and the Class B Notes have been paid in full[ and no interest or principal will be payable on the Class D Notes until all principal of and interest on the Class A Notes, the Class B Notes and the Class C Notes have been paid in full].

Payments of Interest

Interest on the unpaid principal balance of each class of notes will accrue at the applicable interest rate and will be paid monthly on each distribution date.

Interest will accrue on the notes from and including the [initial] closing date to but excluding the first distribution date. For each subsequent distribution date, interest will accrue on the notes from and including the immediately preceding distribution date to but excluding the next distribution date. For each class of notes, interest will be payable on each distribution date in an amount equal to the Note Class Interest Distributable Amount for that distribution date. The interest rate for each class of notes will be a fixed rate[, a floating rate or a combination of a fixed rate and a floating rate if that class has both a fixed rate tranche and a floating rate tranche. For example, the Class A-2 Notes may be divided into fixed and floating rate tranches, in which case the Class A-2a Notes will be the fixed rate notes and the Class A-2b Notes will be the floating rate notes. Interest on floating rate notes will be calculated on the basis of actual days elapsed during the period for which interest is payable and a 360-day year.] Interest on the [fixed rate] notes [(other than the Class A-1 Notes)] will be calculated on the basis of a 360-day year consisting of twelve 30-day months. [Interest on the [Class A-1 Notes] [and the floating rate notes] will be calculated based on the actual days elapsed during the period for which interest is payable and a 360-day year.]

Interest payments on the Class A-1 Notes, the Class A-2 Notes, the Class A-3 Notes and the Class A-4 Notes will have the same priority. Under some circumstances, the amount available to make these payments could be less than the amount of interest payable on the Class A Notes on any distribution date. In that case, each class of Class A noteholders will receive its ratable share of the aggregate amount available to be distributed in respect of interest on the Class A Notes. Each class’s ratable share of the aggregate amount available will be based upon the aggregate amount of interest due to that class of noteholders on that distribution date. See “—Distributions on the Notes” above and “The Transfer Agreements and Servicing Agreements—Credit Enhancement—AART Reserve Account” in this prospectus. No interest will be paid on the Class B Notes on any distribution date until all interest due and payable on the Class A Notes has been paid in full, no interest will be paid on the Class C Notes on any distribution date until all interest due and payable on the Class A Notes and the Class B Notes has been paid in full and [no interest will be paid on the Class D Notes on any distribution date until all interest due and payable on the Class A Notes, the Class B Notes and the Class C Notes has been paid in full]. The payment of interest on the Class B Notes is also subordinated in limited circumstances to payments of principal on the Class A Notes, the payment of interest on the Class C Notes is subordinated in limited circumstances to payments of principal on the Class A Notes and the Class B Notes [and the payment of interest on the Class D Notes is subordinated in limited circumstances to payments of principal on the Class A Notes, the Class B Notes and the Class C Notes]. These limited circumstances arise only if a payment of First Priority Principal Distributable Amount, Second Priority Principal Distributable Amount [and Third Priority Principal Distributable Amount] must, respectively, be made as described in “The Notes—Distributions on the Notes—Priorities for Distributions from AART Collection Account[: Amortization Period]” to the extent such payment reduces available funds before the respective interest distributable amount.

Failure to pay the full Note Class Interest Distributable Amount for the Controlling Class on any distribution date will constitute an event of default under the AART indenture after a five-day grace period. While any of the Class A Notes remain outstanding, failure to pay interest due on the Class B Notes[,] [and] the Class C Notes [and the Class D Notes] and while any of the Class B Notes remain outstanding, failure to pay interest due on the Class C

Notes [and the Class D Notes and while any of the Class C Notes remain outstanding, failure to pay interest due on the Class D Notes], in each case, after a five-day grace period, will not be an event of default under the AART indenture. See “The Notes—The AART Indenture—AART Events of Default; Rights Upon AART Event of Default”in this prospectus.

If an event of default occurs under the AART indenture and the notes are accelerated, until the time when all events of default have been cured or waived as provided in the AART indenture or following the deposit into the AART collection account of the proceeds of the sale or other disposition of the issuing entity assets after an event of default occurs under the AART indenture, the issuing entity will first pay interest due on the Class A Notes, pro rata among the classes [or tranches] of the Class A Notes based on their respective unpaid principal amount, and second pay principal on the Class A Notes, sequentially by class, starting with the Class A-1 Notes until paid in full. No interest will be payable on the Class B Notes until all principal of and interest on the Class A Notes have been paid in full. No interest will be payable on the Class C Notes until all principal of and interest on the Class A Notes and the Class B Notes have been paid in full. [No interest will be payable on the Class D Notes until all principal of and interest on the Class A Notes, the Class B Notes and the Class C Notes have been paid in full.] See “—Distributions on the Notes—Priorities for Distributions from AART Collection Account[: Amortization Period]” above.

[LIBOR

The interest rates for the floating rate notes [and the floating rate payments received by the issuing entity on the related interest rate [swap][cap] will be based on [One-Month] LIBOR plus an applicable spread. “[One-Month] LIBOR” will be the rate for deposits in U.S. Dollars for a period of one month which appears on the [Bloomberg Screen BBAM Page] as of 11:00 a.m., London time, on the day that is two LIBOR Business Days prior to the preceding distribution date or, in the case of the initial distribution date, on the day that is two LIBOR Business Days prior to the [initial] closing date. If that rate does not appear on the [Bloomberg Screen BBAM Page]—or any other page as may replace that page on that service—or if that service is no longer offered, any other service for displaying [One]-Month LIBOR or comparable rates as may be selected by the AART indenture trustee after consultation with the depositor, then [One]-Month LIBOR will be the Reference Bank Rate.]

Payments of Principal

[Revolving Period. Principal payments will not be made on the notes during the revolving period. If an Early Amortization Event occurs, the revolving period will end and noteholders will receive payments of principal earlier than expected. See “The Transfer Agreements and Servicing Agreements—The Revolving Period” in this prospectus.]

[Amortization Period.] On each distribution date [related to the amortization period], the Aggregate Noteholders’ Principal Distributable Amount will be applied to make principal payments on the notes. Principal payments will be applied to the notes in sequential priority so that no principal payments will be made on any class of notes until all notes with a lower numerical and alphabetical designation have been paid in full. Thus, on each distribution date [related to the amortization period], the Aggregate Noteholders’ Principal Distributable Amount will be applied to the notes as follows:

•	First, to the Class A-1 Notes, until the Class A-1 Notes are paid in full,

•	Second, to the Class A-2 Notes, [pro rata among the Class A-2a Notes and the Class A-2b Notes,] until the Class A-2 Notes are paid in full,

•	Third, to the Class A-3 Notes, until the Class A-3 Notes are paid in full,

•	Fourth, to the Class A-4 Notes, until the Class A-4 Notes are paid in full,

•	Fifth, to the Class B Notes, until the Class B Notes are paid in full, [and]

•	Sixth, to the Class C Notes, until the Class C Notes are paid in full[ and

•	Seventh, to the Class D Notes, until the Class D Notes are paid in full].

At any time that the principal balances of the notes have been declared due and payable following the occurrence of an event of default under the AART indenture or following the deposit into the AART collection account of the proceeds of the sale or other disposition of the issuing entity assets, principal payments on each class of notes will be made sequentially by class, first on the Class A Notes, starting with the Class A-1 Notes, until the Class A Notes have been paid in full, and then in the order set forth above for the Class B Notes[    ,][and] the Class C Notes [and the Class D Notes], until all events of default have been cured or waived as provided in the AART indenture.

The remaining outstanding principal balance of each class of notes will be due on the applicable final scheduled distribution date. Failure to pay the full principal amount of a class of notes on or before the applicable final scheduled distribution date will constitute an event of default under the AART indenture.

Redemption

If the servicer exercises its option to purchase the lease assets on a distribution date after the Aggregate ABS Value of the lease assets on the last day of the related monthly period has declined to [    ]% or less of the Initial ABS Value of the lease assets, then the outstanding notes, if any, will be redeemed in whole, but not in part, on the distribution date on which the servicer exercises this option. The servicer’s option is described in this prospectus under “The Transfer Agreements and Servicing Agreements—Termination—Servicer Purchase Option.” The redemption price for the notes will be equal to the unpaid principal amount of the notes plus accrued and unpaid interest thereon.

Controlling Class

For purposes of the Transfer Agreements and Servicing Agreements, the “Controlling Class” will be (a) so long as the Class A Notes are outstanding, the Class A Notes, (b) if the Class A Notes are no longer outstanding but the Class B Notes are outstanding, the Class B Notes, [and] (c) if the Class A Notes and the Class B Notes are no longer outstanding but the Class C Notes are outstanding, the Class C Notes [and (d) if the Class A Notes, the Class B Notes and the Class C Notes are no longer outstanding but the Class D Notes are outstanding, the Class D Notes]. During an event of default under the AART indenture, the holders of a majority of the principal amount of the Controlling Class have the right to direct the AART indenture trustee to exercise one or more of the available remedies specified in the AART indenture relating to the property of the issuing entity, including selling the secured notes. See “The Notes—The AART Indenture—AART Events of Default; Rights Upon AART Event of Default” in this prospectus. Furthermore, the holders of a majority of the principal amount of the Controlling Class, under specified circumstances, also have the right to waive administrator defaults, as described in “The Transfer Agreements and Servicing Agreements—Administrator Default” in this prospectus or to terminate the administrator. See “The Transfer Agreements and Servicing Agreements—Rights Upon Administrator Default” and “—Waiver of Past Defaults of Administrator” in this prospectus. The Controlling Class has other rights, as specified in this prospectus.

The AART Indenture

The following summary describes the material terms of the AART indenture. A form of AART indenture was filed as an exhibit to the registration statement of which this prospectus forms a part, but the form of indenture does not describe the specific terms of the notes. A copy of the final AART indenture under which the notes are issued will be available to noteholders from the depositor upon request and will be filed with the SEC no later than the date of the filing of the final prospectus for the notes.

Notes legally or beneficially owned by the depositor or its affiliates will be entitled to equal and proportionate benefits under the AART indenture, except that notes that are both legally and beneficially owned by any certificateholder, the depositor or its affiliates will be deemed not to be outstanding for the purpose of determining whether the requisite percentage of noteholders have given any request, demand, authorization, direction, notice, consent or other action under the transaction documents.

Modification of AART Indenture Without Noteholder Consent. The issuing entity and AART indenture trustee, on behalf of the issuing entity, may, without consent of the noteholders, but with prior notice to the rating agencies hired to rate the notes, enter into one or more supplemental indentures for any of the following purposes:

(1)	to correct or amplify the description of the collateral or add additional collateral,

(2)	to provide for the assumption of the notes and the AART indenture obligations by a permitted successor to the issuing entity,

(3)	to add additional covenants of the issuing entity for the benefit of the noteholders or to surrender any right or power conferred upon the issuing entity,

(4)	to convey, transfer, assign, mortgage or pledge any property to or with the AART indenture trustee,

(5)	to cure any ambiguity or correct or supplement any provision in the AART indenture or in any supplemental indenture that may be inconsistent with any other provision of the AART indenture or in any supplemental indenture or in any other AART Related Document,

(6)	to evidence and provide for the acceptance of the appointment of a successor or additional AART indenture trustee or to add to or change any of the provisions of the AART indenture as will be necessary and permitted to facilitate the administration of the trusts by more than one indenture trustee,

(7)	to modify, eliminate or add to the provisions of the AART indenture in order to comply with the Trust Indenture Act of 1939, as amended,

(8)	[to modify, eliminate or add provisions to the AART indenture as permitted by the FDIC Rule Covenant] or

(9)	to add any provisions to, change in any manner, or eliminate any of the provisions of, the AART indenture or modify in any manner the rights of noteholders under the AART indenture; provided that any action specified in this clause (9) occurs pursuant to a written order of the issuing entity and will not, as evidenced by an opinion of counsel, adversely affect in any material respect the interests of any noteholder unless noteholder consent is otherwise obtained as described in the next section of this prospectus and the rating agencies hired to rate the notes are provided with prior notice to such amendment.

Modification of AART Indenture With Noteholder Consent. The issuing entity and the AART indenture trustee may execute a supplemental indenture to add provisions to, change in any manner or eliminate any provisions of, the AART indenture, or modify in any manner the rights of the noteholders, with the consent of the holders of a majority in aggregate principal amount of the Controlling Class.

Without the consent of the holder of each outstanding note which would be affected, however, no supplemental indenture will:

(1)	change the due date of any installment of principal of or interest on any note or reduce the principal amount of any note, the interest rate specified thereon or the redemption price with respect thereto or change any place of payment where or the coin or currency in which any note or any interest thereon is payable,

(2)	impair the right to institute suit for the enforcement of specified provisions of the AART indenture regarding payment of principal or interest on any note,

(3)	reduce the percentage of the aggregate principal amount of the Controlling Class, the consent of the holders of which is required for any supplemental indenture or the consent of the holders of which is required for any waiver of compliance with specified provisions of the AART indenture or of specified defaults thereunder and their consequences as provided for in the AART indenture,

(4)	modify any of the provisions of the AART indenture regarding the treatment of notes held by the issuing entity, any other obligor on the notes, the depositor or an affiliate of any of them when determining whether the requisite percentage of noteholders have taken any actions,

(5)	reduce the percentage of the aggregate outstanding principal amount of the notes the consent of the holders of which is required to direct the AART indenture trustee to sell or liquidate the assets of the issuing entity if the proceeds of that sale would be insufficient to pay the principal amount and accrued but unpaid interest on the outstanding notes,

(6)	modify the amendment provisions of the AART indenture to decrease the minimum percentage of the aggregate principal amount of the outstanding notes necessary to amend the AART indenture or any of the other AART Related Documents,

(7)	modify any of the provisions of the AART indenture to change the calculation of the amount of any payment of interest or principal due on any distribution date or

(8)	permit the creation of any lien ranking prior to or on a parity with the lien of the AART indenture on any part of the assets of the issuing entity or, except as otherwise permitted or contemplated in the AART indenture, terminate the lien of the AART indenture on that collateral or deprive the holder of any note of the security afforded by the lien of the AART indenture.

[The issuing entity and the AART indenture trustee may, when authorized by an issuing entity order, with prior notice to the rating agencies hired to rate the notes and with the consent of the holders of not less than a majority of the outstanding amount of the Controlling Class, enter into supplemental indentures for the purpose of materially changing the rights of the noteholders. The AART indenture trustee may in its discretion determine whether or not any notes would be affected (such that the consent of each noteholder would be required) by any supplemental indenture proposed and any such determination will be binding upon the holders of all notes, whether authenticated and delivered thereunder before or after the date upon which such supplemental indenture becomes effective.]

AART Events of Default; Rights Upon AART Event of Default. AART Events of Default under the AART indenture will consist of:

(1)	any failure to pay interest on [the notes] [the Controlling Class of the notes] as and when the same becomes due and payable, which failure continues unremedied for five days,

(2)	except as provided in clause (3), any failure to make any required payment of principal on the notes as and when the same becomes due and payable, which failure continues unremedied for 30 days after the giving of written notice of the failure (X) to the administrator by the AART indenture trustee or (Y) to the administrator and the AART indenture trustee by the holders of not less than 25% of the aggregate principal amount of the Controlling Class,

(3)	failure to pay the unpaid principal balance of any class of notes on or prior to the respective final scheduled distribution date for that class,

(4)	any failure to observe or perform in any material respect any other covenants or agreements of the issuing entity in the AART indenture,[ other than the FDIC Rule Covenant,] which failure materially and adversely affects the rights of noteholders, and which failure continues unremedied for 30 days after the giving of written notice of the failure (X) to the depositor (or the administrator, as applicable) by the AART indenture trustee or (Y) to the depositor (or the administrator, as applicable) and the AART indenture trustee by the holders of not less than 25% of the aggregate principal amount of the Controlling Class, and

(5)	events of bankruptcy, insolvency or receivership for the issuing entity indicating its insolvency, reorganization pursuant to bankruptcy proceedings or inability to pay its obligations.

The amount of principal required to be paid to noteholders under the AART indenture governing a class of notes will generally be limited to amounts available to be deposited in the note distribution account. Therefore, the failure to pay principal on a class of notes generally will not result in the occurrence of an AART Event of Default unless that class of notes has a final scheduled distribution date, and then not until the occurrence of the final scheduled distribution date for that class of notes.

If an AART Event of Default should occur and be continuing, the AART indenture trustee or holders of a majority in principal amount of the Controlling Class then outstanding may declare the unpaid principal and accrued and unpaid interest of the notes to be immediately due and payable. This declaration may, under specified circumstances, be rescinded by the holders of a majority in principal amount of the Controlling Class.

If the notes are declared due and payable following an AART Event of Default, then, in lieu of the AART indenture trustee maintaining the assets of the issuing entity and continuing to apply payments on the secured notes as if there had been no declaration of acceleration, the AART indenture trustee may:

(1)	institute proceedings to collect all amounts due on the notes,

(2)	institute proceedings for the complete or partial foreclosure on the collateral securing the notes,

(3)	exercise remedies as a secured party or

(4)	sell the assets of the issuing entity.

In that event, any money or property collected by the AART indenture trustee will be applied:

(1)	first, to the AART indenture trustee for fees, expenses and indemnification due to it under the AART indenture and not paid, if any,

(2)	next, to the AART owner trustee for amounts due to it, not including amounts due for payments to the certificateholders under the trust agreement or the AART Related Documents,

[(3)	next to the asset representations reviewer for amounts due under the asset representations review agreement] and

(4)	the remainder to the AART collection account for distribution pursuant to the AART Related Documents.

The AART indenture trustee, however, is prohibited from selling or liquidating the secured notes following an AART Event of Default, unless:

(1)	(A)	the holders of all the outstanding notes consent to the sale or liquidation,

	(B)	the proceeds of the sale are sufficient to pay in full the principal of and the accrued interest on the outstanding notes at the date of the sale or liquidation and make all distributions from the AART collection account as described in the administration agreement or

	(C)	(X)	there has been a default in the payment of interest or principal on the notes,

		(Y)	the AART indenture trustee determines that the secured notes will not continue to provide sufficient funds on an ongoing basis to make all payments on the notes as the payments would have become due if the obligations had not been declared due and payable and

(Z)	the AART indenture trustee obtains the consent of the holders of 66 2/3% of the aggregate principal amount of the Controlling Class and

(2)	ten days prior written notice of the sale or liquidation of the secured notes has been given to the credit rating agencies that have been hired to rate the notes.

Following a declaration upon an AART Event of Default that the notes are immediately due and payable, (X) the noteholders of each class will be entitled to repayment of principal and interest on the basis of their respective unpaid principal balances and (Y) repayment in full of the accrued interest on and unpaid principal balances of the notes will be made prior to any further distributions on the certificates.

Subject to the provisions of the AART indenture relating to the duties of the AART indenture trustee, if an AART Event of Default occurs and is continuing, the AART indenture trustee will be under no obligation to exercise any of the rights or powers under the AART indenture at the request or direction of any of the noteholders, unless such holders shall have offered the AART indenture trustee security or indemnity satisfactory to the AART indenture trustee against the costs, expenses and liabilities which might be incurred by it in complying with the request. The AART indenture trustee also will not be required to take action in response to requests, demands or directions of the noteholders, other than requests, demands or directions relating to an asset representations review, unless the noteholders have offered reasonable security or indemnity satisfactory to the AART indenture trustee to protect it against the costs and expenses that it may incur in complying with the request, demand or direction. Subject to the provisions for indemnification and to limitations contained in the AART indenture, the holders of a majority of the aggregate principal amount of the Controlling Class, will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the AART indenture trustee and the holders of a majority of the aggregate principal amount of the Controlling Class, may, in specified cases, waive any default with respect thereto, except a default in the payment of principal or interest or a default in respect of a covenant or provision of the AART indenture that cannot be modified without the waiver or consent of all of the holders of those outstanding notes.

In the event that the AART indenture trustee is not entitled to be indemnified from the cash flow that would otherwise be used to pay the securities, if an AART Event of Default occurs and the administrator fails to satisfy its indemnification obligations under the AART indenture, the AART indenture trustee may be entitled to be indemnified from the AART trust estate.

No holder of a note will have the right to institute any proceeding regarding the AART indenture, except in accordance with the dispute resolution proceedings described under “The Lease Assets and the Secured Notes—Dispute Resolution,” unless:

(1)	the holder has given to the AART indenture trustee written notice of a continuing AART Event of Default,

(2)	the holders of not less than 25% in aggregate principal amount of the Controlling Class have made written request of the AART indenture trustee to institute the proceeding in its own name as AART indenture trustee,

(3)	the holder or holders have offered the AART indenture trustee reasonable indemnity,

(4)	the AART indenture trustee has for 60 days failed to institute the proceeding and

(5)	no direction inconsistent with the written request has been given to the AART indenture trustee during the 60-day period by the holders of a majority in aggregate principal amount of the Controlling Class.

If an AART Event of Default occurs and is continuing and if it is known to a responsible officer of the AART indenture trustee, the AART indenture trustee will mail to each noteholder notice of the AART Event of Default within the later of (a) 90 days after it occurs and (b)10 business days after it is known to a responsible officer of the AART indenture trustee. Except in the case of a failure to make any required payment of principal of or interest on any note, the AART indenture trustee may withhold the notice beyond the 90-day period if and so long as a committee of its responsible officers in good faith determines that withholding the notice is in the interests of noteholders.

In addition, the AART indenture trustee and the noteholders, by accepting the notes, will covenant that they will not, for a period of one year and one day after the termination of the AART indenture, institute against the issuing entity or depositor, any bankruptcy, reorganization or other proceeding under any federal or state bankruptcy or similar law.

Neither the AART indenture trustee nor the AART owner trustee in its individual capacity, nor any holder of a certificate including, without limitation, the depositor, nor any of their respective owners, beneficiaries, agents, officers, directors, employees, affiliates, or any successors or assigns of the AART indenture trustee or the AART owner trustee will, in the absence of an express agreement to the contrary, be personally liable for the payment of the principal of or interest on the notes or for the agreements of the issuing entity contained in the AART indenture.

Rights Upon ABLT Events of Default. Upon an event of default under the ABLT indenture of which a responsible officer of the AART indenture trustee has actual knowledge, the AART indenture trustee must give prompt written notice of such default to the holders of the notes. The noteholders whose notes evidence a majority of the outstanding aggregate principal amount of the Controlling Class as of the close of the preceding distribution date (or, if all of the notes have been paid in full and the AART indenture has been discharged in accordance with its terms, AART certificateholders whose certificates evidence not less than a majority of the voting interests as of the close of the preceding distribution date) may, on behalf of all such noteholders and certificateholders, instruct the AART indenture trustee as holder of the secured notes (i) to waive any default by ABLT, the servicer or any other party to the ABLT Basic Documents in the performance of its obligations under any applicable ABLT Basic Document and its consequences, except a default in making any required deposits to or payments from any of the accounts in accordance with the AART indenture, (ii) to enter into any amendment, supplement, waiver or other understanding with respect to the ABLT Basic Documents or (iii) to take any other action so directed by such Controlling Class or such certificateholders, as applicable. If a waiver, amendment, supplement or action under an ABLT Basic Document requires the consent or approval of a supermajority (such as 66 2/3%) or all of the holders of the secured notes, then the consent of a like percentage of noteholders will be required to take that action or execute that waiver, amendment or supplement.

Material Covenants. The AART indenture will provide that the issuing entity may not consolidate with or merge into any other entity, unless:

(1)	the entity formed by or surviving the consolidation or merger is organized under the laws of the United States, any state or the District of Columbia,

(2)	the entity expressly assumes the issuing entity’s obligation to make due and punctual payments on the notes and the performance or observance of every agreement and covenant of the issuing entity under the AART indenture,

(3)	no AART Event of Default has occurred and is continuing immediately after the merger or consolidation,

(4)	the issuing entity has not been advised that the rating of the notes or certificates then in effect would be reduced or withdrawn by the rating agencies hired to rate the notes or certificates as a result of the merger or consolidation,

(5)	any action necessary to maintain the lien created by the AART indenture has been taken and

(6)	the issuing entity has delivered to the AART indenture trustee an opinion of counsel to the effect that the consolidation or merger would have no material adverse tax consequence to the issuing entity or to any noteholder or certificateholder.

The issuing entity will not, among other things, except as expressly permitted by the AART Related Documents:

(1)	sell, transfer, exchange or otherwise dispose of any of the assets of the issuing entity,

(2)	claim any credit on or make any deduction from the principal and interest payable in respect of the notes, other than amounts withheld under the Internal Revenue Code or applicable state law, or assert any claim against any present or former holder of the notes because of the payment of taxes levied or assessed upon the issuing entity,

(3)	voluntarily commence any insolvency, readjustment of debt, marshaling of assets and liabilities or other proceeding, or apply for an order by a court or agency or supervisory authority for the winding up or liquidation of its affairs,

(4)	permit the validity or effectiveness of the AART indenture or any other AART Related Document to be impaired, permit the lien of the AART indenture to be amended, hypothecated, subordinated, terminated or discharged or permit any person to be released from any covenants or obligations regarding the notes under the AART indenture except as may be expressly permitted by the AART indenture,

(5)	permit any lien, charge, excise, claim, security interest, mortgage or other encumbrance (other than the lien of the AART indenture) to be created on or extend to or otherwise arise upon or burden the assets of the issuing entity or any part of its assets, or any interest in its assets or the proceeds thereof or

(6)	permit the lien of the AART indenture to not constitute a valid security interest in the trust estate thereunder.

The issuing entity may not engage in any activity other than as specified under “The Issuing Entity” in this prospectus. The issuing entity may not incur, assume or guarantee any indebtedness other than indebtedness incurred pursuant to the notes and the AART indenture or otherwise in accordance with the AART Related Documents.

[FDIC Rule Covenant. The FDIC Rule imposes a number of requirements on the issuing entity, the depositor, ABLT, ACOL LLC, the administrator, the sponsor or the servicer, and each such party agrees to facilitate compliance with these requirements by complying with its obligations in the FDIC Rule Covenant. See “Insolvency Aspects of the Offering—FDIC Rule.” The AART indenture contains an FDIC Rule Covenant, which requires, among other things, that:

(1)	payment of principal and interest on the securitization obligations must be primarily based on the performance of the financial assets transferred to the issuing entity,

(2)	information describing the financial assets, obligations, capital structure, compensation of the relevant parties and historical performance data must be made available to the investors, including (i) information about the obligations and securitized financial assets in compliance with Regulation AB, (ii) information about the transaction structure, performance of the obligations, priority of payments, subordination features, representations and warranties regarding the financial assets, remedies, liquidity facilities, credit enhancement, waterfall triggers and policies governing delinquencies, servicer advances, loss mitigation and write offs, (iii) information with respect to the credit performance of the obligations and financial assets on an ongoing basis, and (iv) the compensation paid to the originator, sponsor, rating agency, third-party advisor, broker and servicer and changes to such amounts paid, and the extent to which the risk of loss is retained by any of them,

(3)	the sponsor must retain an economic interest in a material portion (not less than five percent) of the credit risk of the financial assets, which threshold may be adjusted to comply with Section 941(b) of the Dodd-Frank Act when such section becomes effective,

(4)	the obligations in the securitization cannot be predominantly sold to an affiliate (other than a wholly-owned subsidiary consolidated for accounting and capital purposes with the sponsor) or insider of the sponsor,

(5)	the sponsor must identify in its financial asset data bases and otherwise account for the financial assets transferred as specified by the FDIC Rule and

(6)	if the sponsor is acting as servicer, custodian or paying agent, the sponsor must not comingle collections for more than two business days. See “Insolvency Aspects of the Offering—FDIC Rule.”

Each noteholder by accepting a note will acknowledge and agree that the purpose of the FDIC Rule Covenant is to facilitate compliance with the FDIC Rule by Ally Bank, ABLT, ACOL LLC, the administrator, the depositor, the servicer and the issuing entity, and that the provisions set forth in the FDIC Rule Covenant will have the effect and meanings that are appropriate under the FDIC Rule as such meanings change over time on the basis of evolving interpretations of the FDIC Rule.]

Annual Compliance Statement. The issuing entity will be required to file annually with the AART indenture trustee a written statement as to the fulfillment of its obligations under the AART indenture.

Satisfaction and Discharge of AART Indenture and Release of Trust Property.

Subject to the payment of its fees and expenses pursuant to the AART indenture, the AART indenture trustee may, and when required by the provisions of the AART indenture will, execute instruments to release property from the lien of the AART indenture, or convey the AART indenture trustee’s interest in the same. The AART indenture trustee will be required, at such time as there are no notes outstanding and all sums due to the AART indenture trustee have been paid and all amounts owing under each applicable third party instrument have been paid, to release any remaining portion of the issuing entity estate that secured the notes and the other secured obligations from the lien of the AART indenture and, where any such portion of the issuing entity estate is registered in the name of the AART indenture trustee, re-convey such property, and release to the issuing entity or any other person entitled thereto any funds then on deposit in the Designated Accounts. The AART indenture trustee will release property from the lien of the AART indenture only upon receipt by it of the issuing entity request and an officer’s certificate and an opinion of counsel, confirmation that the AART indenture trustee has paid all amounts owing under each AART note and each applicable third party instrument and, if required by the Trust Indenture Act of 1939, as amended, independent certificates in accordance therewith. Upon sufficient notice prior to the redemption date from the administrator or issuing entity, the AART indenture trustee, based on this notice, will be required to withdraw from the AART collection account and deposit into the note distribution account, on the redemption date, the aggregate redemption price of the notes, whereupon all such notes will be due and payable on the redemption date.

The AART indenture will be discharged for notes upon the delivery to the AART indenture trustee for cancellation of all of the notes or, subject to limitations, upon deposit with the AART indenture trustee of funds sufficient for the payment in full of all notes. The AART indenture trustee will continue to act as AART indenture trustee under the AART indenture and the administration agreement for the benefit of certificateholders until all payments in respect of the certificates have been paid in full.

THE SECURED NOTES

The secured notes will be issued under the terms of the ABLT indenture. A form of the ABLT indenture was filed as an exhibit to the registration statement of which this prospectus forms a part, but the form of the ABLT indenture does not describe the specific terms of the secured notes. A copy of the ABLT indenture under which the secured notes are issued will be available to noteholders from the depositor upon request and will be filed with the SEC no later than the date of the filing of the final prospectus for the notes. The following summary describes distributions on the secured notes and the material terms of the secured notes and the ABLT indenture. Where particular provisions or terms used in the ABLT indenture or the servicing agreement are referred to, the actual provisions, including definitions of terms, are incorporated by reference as part of this summary.

Ally Bank will acquire the secured notes from ABLT. Recourse on each secured note is limited to and is secured by a perfected lien on and an undivided security interest in a pool of leases, the related leased vehicles and other related assets. Two secured notes will be issued [for the lease assets acquired] on the initial closing date [and one secured note will be issued for each pool of lease assets acquired on any additional closing dates]. All secured notes in a series will be paid ratably from collections on the entire pool of lease assets securing those secured notes.

The lease assets to be included in the 20    -SN pool securing the secured notes will be selected using several criteria, which consist of those criteria described in “The Transfer Agreements and Servicing Agreements—Allocation of Lease Assets and Sale and Assignment of Secured Notes” in this prospectus.

Distributions on the Secured Notes

On or before each distribution date, the servicer will transfer all collections on the lease assets for the related monthly period to the ABLT collection account. The secured notes will be paid ratably from aggregate collections on the entire pool of lease assets and withdrawals from the reserve account.

The ABLT indenture trustee, based solely upon a certificate provided by the servicer, will make distributions to the AART collection account out of the amounts on deposit in the ABLT collection account. The amounts to be distributed to the AART collection account will be determined in the manner described below.

The charts titled “Summary of Monthly Deposits to and Withdrawals from ABLT and AART Accounts” which appear on pages [    ] and [    ] of this prospectus, provide a summary of the monthly distributions from collections on the lease assets. These summary charts provide only a simplified overview of the monthly flow of funds. Therefore, you should also read the text of this prospectus to understand the monthly flow of funds.

Determination of ABLT Collections. The “ABLT Collections” for a distribution date will be the sum of:

(1)	the Monthly Lease Payments received by the servicer during the related monthly period with respect to the lease assets (including Applied Payments Ahead but excluding Excess Payments made during the related monthly period that are treated as Payments Ahead),

(2)	all Pull Ahead Payments received or deposited by the servicer during the related monthly period with respect to any lease assets that became Pull Ahead Lease Assets during or prior to the related monthly period,

(3)	all Warranty Payments received or deposited by the servicer in respect of the lease assets during the related monthly period,

(4)	all Administrative Purchase Payments received or deposited by the servicer in respect of the lease assets during the related monthly period,

(5)	all Sale Proceeds received or deposited by the servicer in respect of the lease assets during the related monthly period,

(6)	any Monthly Payment Advances and Residual Advances with respect to that distribution date,

(7)	all Extended Lease Payments received or deposited by the servicer with respect to Extended Leases during the related monthly period,

(8)	if the servicer has exercised its right to purchase the lease assets as described in “The Transfer Agreements and Servicing Agreements—Termination—Servicer Purchase Option” in this prospectus, the purchase price for the lease assets that was deposited into the ABLT collection account by the servicer on that distribution date,

(9)	all Insurance Proceeds received with respect to the lease assets during the related monthly period,

(10)	without double counting any amounts set forth above, the portion of any security deposits with respect to the lease assets deemed to be included as part of ABLT Collections for the related monthly period under the servicing agreement,

(11)	all recoveries and early termination payments in respect of such lease assets and

(12)	any other amounts received by the servicer during the related monthly period with respect to the lease assets, other than Excluded Amounts, supplemental servicing fees, Excess Payments and Sales and Use Tax Amounts.

Determination of Available Distribution Amount. The “Available Distribution Amount” for a distribution date will be the sum of:

(1)	the excess of (A) the sum of (i) all ABLT Collections received by the servicer on the lease assets during the related monthly period and (ii) the Applied Extended Lease Payment Amount for that distribution date, over (B) the Unapplied Extended Lease Payment Amount for that distribution date; plus

(2)	the amounts transferred from the reserve account to the ABLT collection account on that distribution date as described under “—Monthly Withdrawals from and Deposits to the ABLT Collection Account” below; minus

(3)	any Outstanding Advances and liquidation expenses for which the servicer is entitled to reimbursement under the servicing agreement.

Determination of Monthly Withdrawals and Deposits. On or before the [fifteenth] day of each calendar month, or if that day is not a business day, the next business day, the servicer will calculate the Available Distribution Amount and the Reserve Account Required Amount. On that day, the servicer will also calculate the following amounts, among others, based on activity during the related monthly period:

(1)	the basic servicing fee [and the additional servicing fee] for the servicer,

(2)	the Aggregate Noteholders’ Principal Distributable Amount,

(3)	the Reserve Account Available Amount,

(4)	the Secured Note Principal Balance for each secured note,

(5)	the aggregate Secured Note Principal Balance,

(6)	the Secured Note Monthly Accrued Interest,

(7)	the Secured Note Interest Distributable Amount,

(8)	the Secured Note Principal Distributable Amount,

(9)	the AART Collection Account Shortfall Amount, if any,

(10)	the aggregate Outstanding Advances made by the servicer and

(11)	all other amounts required to determine the amounts, if any, to be deposited into or paid from each of the ABLT collection account, the reserve account and the Payment Ahead Servicing Account.

Based on those calculations, the servicer will deliver to the ABLT indenture trustee a certificate specifying these amounts.

Monthly Withdrawals from and Deposits to the ABLT Collection Account. On or before each distribution date, the ABLT indenture trustee, based solely upon a certificate provided by the servicer, will:

•	withdraw Excess Payments made during the preceding month from the ABLT collection account and pay these amounts to the servicer or, if required under the servicing agreement, to the Payment Ahead Servicing Account,

•	transfer from the Payment Ahead Servicing Account (or, if the servicer is not required to make deposits to the Payment Ahead Servicing Account within two business days under the servicing agreement, the servicer will deposit) to the ABLT collection account the aggregate Applied Payments Ahead for that distribution date,

•	withdraw from the ABLT collection account and pay to the servicer any Outstanding Advances and liquidation expenses for which the servicer is entitled to reimbursement under the servicing agreement and

•	withdraw from the reserve account and deposit into the ABLT collection account an amount equal to the lesser of:

(I)	the Reserve Account Available Amount on that distribution date and

(II)	the excess, if any, of

(A)	the sum, for that distribution date, of the basic servicing fee for the servicer for that distribution date and any unpaid basic servicing fees from prior distribution dates, the Aggregate Secured Note Interest Distributable Amount, the Secured Note Principal Distributable Amount and the AART Collection Account Shortfall Amount on that distribution date, over

(B)	the excess of (i) the sum of (x) the ABLT Collections with respect to the lease assets for that distribution date, plus (y) the Applied Extended Lease Payment Amount for that distribution date, over (ii) the sum of (x) the amount of any Outstanding Advances and liquidation expenses for which the servicer is entitled to reimbursement under the servicing agreement which have been withdrawn and paid to the servicer on that distribution date, plus (y) the Unapplied Extended Lease Payment Amount for that distribution date.

Priorities for Distributions from the ABLT Collection Account. On each distribution date, after the withdrawals, deposits and transfers described in “—Monthly Withdrawals from and Deposits to the ABLT Collection Account” in this prospectus have been made, to the extent of the Available Distribution Amount for that distribution date, the ABLT indenture trustee, based solely upon a certificate provided by the servicer, will make the following distributions from amounts deposited into the ABLT collection account in the following order of priority:

(1)	to the servicer, the basic servicing fee and any unpaid basic servicing fees from any preceding distribution date,

(2)	to the issuing entity, as holder of the secured notes, pro rata based on the Secured Note Interest Distributable Amount due on each secured note, the Aggregate Secured Note Interest Distributable Amount,

(3)	to the issuing entity, as holder of the secured notes, pro rata based on the Secured Note Principal Balance of each secured note [(other than any additional secured note issued on that distribution date)], the Secured Note Principal Distributable Amount,

(4)	to the AART collection account, the AART Collection Account Shortfall Amount, if any,

(5)	to the reserve account, an amount necessary to cause the Reserve Account Available Amount (after giving effect to any withdrawal from the reserve account on that distribution date) to equal the Reserve Account Required Amount for that distribution date and

[(6)	to the servicer, the additional servicing fee, if any and]

[(7)	to the ABLT indenture trustee, for reimbursement of costs associated with replacement of the servicer and appointment of a successor servicer under the servicing agreement, which have not been previously paid in full,]

(8)	[to the ABLT owner trustee and the ABLT indenture trustee, amounts due and owing under the trust agreement, the indenture, the trust sale agreement and the servicing agreement, which have not been previously paid in full,] and

(9)	the remainder to the holder of the ABLT certificates.

Terms of the Secured Notes under the ABLT Indenture

The following summary describes the material terms of the secured notes. Where particular provisions or terms used in the ABLT indenture are referred to, the actual provisions, including definitions of terms, are incorporated by reference as part of this summary.

Each secured note held by the issuing entity is secured by:

•	a pool of leases for new [or used] cars and light duty trucks and all beneficial interests in the related vehicles under the VAULT trust agreement, and all moneys due thereunder on and after the [respective] cut off date and with respect to the vehicles and, to the extent permitted by law, all accessions to the related vehicles,

•	the right to proceeds of physical damage, credit life, credit disability or other insurance policies covering the related vehicles or lessees,

•	any recourse against dealers on the lease assets,

•	specified rights of ABLT in the ABLT Basic Documents, solely with respect to leases, leased vehicles and other specified assets relating to the secured notes and

•	amounts and investments of those amounts as from time to time may be held in separate trust accounts established and maintained pursuant to the ABLT indenture and the proceeds thereof.

The sole source for payment of the secured notes is the collateral described above and any other funds that may from time to time be pledged to secure the payment of the secured notes.

Interest on secured notes accrues from and including the issue date for the secured notes, to but excluding the date on which the Secured Note Principal Balance of the secured notes is reduced to zero, at the annual rate specified in the ABLT indenture.

Each holder of a secured note agrees by acceptance of a secured note (or interest therein) that no recourse may be taken, directly or indirectly, with respect to the obligations of ABLT, the ABLT owner trustee or the ABLT indenture trustee on the secured notes or under the ABLT indenture or any certificate or other writing delivered in connection herewith or therewith, against (i) the ABLT owner trustee or the ABLT indenture trustee, each in its individual capacity, (ii) ABLT’s equityholders or (iii) ABLT or the assets of any other series of ABLT. The holder also agrees to look solely to the collateral for that secured note, including available amounts on deposit in the ABLT reserve account, and any other property pledged as security for the secured note in payment of the indebtedness thereunder. However, nothing limits any right of the holder of a secured note to accelerate the maturity of the secured note upon default, subject to any grace periods, to bring suit and obtain a judgment against ABLT on the secured note, except that until one year and a day after payment in full of the secured notes the sole recourse for that judgment is limited to the lease asset collateral and any other security for the secured note, to enforce the security interest of the holder or otherwise realize upon the collateral securing the secured note, including available amounts on deposit in the ABLT reserve account, or any other property pledged as security to secure the obligations represented by the secured notes.

Each secured note will be discharged upon the delivery to the ABLT indenture trustee of the secured note for cancellation of the secured note or, with certain limitations, upon deposit with the ABLT indenture trustee of funds sufficient for the payment in full of such secured note.

Each holder of a secured note, by its acceptance of the secured note, agrees that it will not, prior to the date which is one year and one day after the payment in full of the secured note and any other obligations of or interest in ABLT, petition or otherwise cause ABLT to invoke the process of any court or governmental authority for the purpose of commencing or sustaining a case against ABLT under any federal or state bankruptcy, insolvency, reorganization or similar law or appointing a receiver, liquidator, assignee, trustee, custodian, sequestrator or other similar official of ABLT or any substantial part of its property, or ordering the winding up or liquidation of the affairs of ABLT.

The ABLT Indenture

A form of ABLT indenture has been filed as an exhibit to the registration statement of which this prospectus forms a part, but the form of the ABLT indenture does not describe the specific terms of the secured notes. We will provide a copy of the final ABLT indenture upon request to a holder of notes issued under the AART indenture, and the final ABLT indenture will be filed with the SEC no later than the date of the filing of the final prospectus for the notes. The following summary describes the material terms of the ABLT indenture.

Modification of ABLT Indenture Without the Secured Noteholder’s Consent. For each ABLT indenture, ABLT and the ABLT indenture trustee may, without consent of the AART indenture trustee, as holder of the secured notes, but with prior notice to the rating agencies hired to rate the notes, enter into one or more supplemental indentures for any of the following purposes:

(1)	to correct or amplify the description of the property subject to the lien of the ABLT indenture or add additional property subject to the lien of the ABLT indenture,

(2)	to provide for the assumption of the secured notes and the ABLT indenture obligations by a permitted successor to ABLT,

(3)	to add additional covenants for the benefit of the secured noteholders,

(4)	to convey, transfer, assign, mortgage or pledge any property to or with the ABLT indenture trustee,

(5)	to cure any ambiguity or correct or supplement any provision in the ABLT indenture or in any supplemental indenture that may be inconsistent with any other provision of the ABLT indenture, in any supplemental indenture or in any other ABLT Basic Document,

(6)	to evidence and provide for the acceptance of the appointment of a successor or additional ABLT indenture trustee or to add to or change any of the provisions of the ABLT indenture as will be necessary and permitted to facilitate the administration by more than one ABLT indenture trustee,

(7)	to modify, eliminate or add to the provisions of the ABLT indenture in order to comply with the Trust Indenture Act of 1939, as amended or

(8)	to add any provisions to, change in any manner, or eliminate any of the provisions of, the ABLT indenture or modify in any manner the rights of the holders of secured notes under the ABLT indenture; provided that any action specified in this clause (8) occurs pursuant to a written order of ABLT and will not, as evidenced by an opinion of counsel, adversely affect in any material respect the interests of the secured noteholders unless the consent of the AART indenture trustee, as holder of the secured notes, is otherwise obtained as described in the next section of this prospectus.

Modification of ABLT Indenture With the Secured Noteholder’s Consent. ABLT and the ABLT indenture trustee may execute a supplemental indenture to add provisions to, change in any manner or eliminate any provisions of, the ABLT indenture, or modify in any manner the rights of the secured noteholders, with the consent of the holders of a majority in aggregate principal amount of the outstanding secured notes.

Without the consent of the AART indenture trustee, as holder of each outstanding secured note which would be affected, however, no supplemental indenture will:

(1)	change the due date of any installment of principal of or interest on any secured note or reduce the principal amount of any secured note, the interest rate specified thereon or change any place of payment where or the coin or currency in which any secured note or any interest thereon is payable or modify any of the provisions of the ABLT indenture in a manner as to affect the calculation of the amount of any payment of interest or principal due on any secured note on any distribution date,

(2)	impair the right to institute suit for the enforcement of specified provisions of the ABLT indenture regarding payment of principal or interest on any secured note,

(3)	reduce the percentage of the aggregate principal amount of the outstanding secured notes, the consent of the holders of which is required for any supplemental indenture or the consent of the holders of which is required for any waiver of compliance with specified provisions of the ABLT indenture or of specified defaults thereunder and their consequences as provided for in the ABLT indenture,

(4)	modify any of the provisions of the ABLT indenture regarding the voting of secured notes held by ABLT, Ally Bank, the servicer or any affiliate of any of them,

(5)	reduce the percentage of the aggregate principal amount of the outstanding secured notes required to direct the ABLT indenture trustee to sell or liquidate the assets of ABLT if the proceeds of that sale would be insufficient to pay the principal amount and accrued but unpaid interest on the outstanding secured notes,

(6)	amend the sections of the ABLT indenture to decrease the minimum percentage of the aggregate principal amount of the outstanding secured notes necessary to amend the ABLT indenture or any of the other ABLT Basic Documents,

(7)	modify any of the provisions of the ABLT indenture to change the calculation of the amount of any payment of interest or principal due on any distribution date or

(8)	permit the creation of any lien ranking prior to or on a parity with the lien of the ABLT indenture on any part of the assets of ABLT or, except as otherwise permitted or contemplated in the ABLT indenture, terminate the lien of the ABLT indenture on that collateral or deprive any of the secured noteholders of the security afforded by the lien of the ABLT indenture.

ABLT Events of Default; Rights Upon ABLT Event of Default. ABLT Events of Default under the ABLT indenture will consist of:

(1)	any failure to pay interest on the secured notes as and when the same becomes due and payable, which failure continues unremedied for five business days,

(2)	except as provided in clause (3), any failure to pay any principal on the secured notes as and when required in accordance with the ABLT Basic Documents, which failure continues unremedied for 30 days after the giving of written notice of the failure (X) to the servicer by the ABLT indenture trustee or (Y) to the servicer and the ABLT indenture trustee by the holders of not less than 25% of the aggregate principal amount of the outstanding secured notes,

(3)	failure to pay in full the Secured Note Principal Balance of the secured notes by the final maturity date of the secured notes,

(4)	any failure to observe or perform in any material respect any other covenants or agreements of ABLT in the ABLT indenture[, other than the FDIC Rule Covenant,] which failure materially and adversely affects the rights of secured noteholders, and continues unremedied for 30 days after the giving of written notice of the failure (X) to ABLT and Ally Bank (or the servicer, as applicable) by the ABLT indenture trustee or (Y) to ABLT, Ally Bank (or the servicer, as applicable) and the ABLT indenture trustee by the holders of not less than 25% of the aggregate principal amount of the outstanding secured notes and

(5)	events of bankruptcy, insolvency or receivership for ABLT indicating its insolvency, reorganization pursuant to bankruptcy proceedings or inability to pay its obligations.

If an ABLT Event of Default occurs and is continuing, either the ABLT indenture trustee or the holders of not less than a majority of the aggregate principal balance of the outstanding secured notes then outstanding, may declare the unpaid principal and accrued and unpaid interest of the secured notes to be immediately due and payable. This declaration may, under specified circumstances, be rescinded by the holders of not less than a majority of the aggregate principal balance of the secured notes then outstanding.

If the secured notes are declared due and payable following an ABLT Event of Default, then, in lieu of the ABLT indenture trustee maintaining the assets of the ABLT trust estate and continuing to apply collections on the lease assets as if there had been no declaration of acceleration, the ABLT indenture trustee may:

(1)	institute proceedings to collect amounts due and payable on the secured notes,

(2)	institute proceedings for complete or partial foreclosure on the collateral with respect to the ABLT indenture and the VAULT security agreement,

(3)	exercise remedies as a secured party or

(4)	sell all or a portion of the ABLT trust estate in specified circumstances following the procedures set forth in the ABLT indenture and the ABLT Basic Documents.

In that event, any money or property collected by the ABLT indenture trustee will be applied:

(1)	first, to the ABLT indenture trustee for unpaid fees, expenses and indemnification due to it under the ABLT indenture, if any,

(2)	next, to the ABLT owner trustee for amounts due to it, not including amounts due for payments to the holders of the equity interest of ABLT, under the ABLT Declaration of Trust and

(3)	the remainder to the ABLT collection account for distribution in the following priority: (i) payment in full of the accrued and unpaid interest on the secured notes, (ii) payment in full of the unpaid principal balance of the secured notes, (iii) to the AART collection account for payment of any shortfalls of amounts on deposit therein and (iv) the remainder will be distributed in accordance with the instructions of the holder of the equity interests of ABLT.

The ABLT indenture trustee, however, is prohibited from selling or liquidating the assets of ABLT following an ABLT Event of Default, unless:

(1)	(A)	the AART indenture trustee, as holder of the secured notes, consents to the sale or liquidation,

	(B)	the proceeds of the sale are sufficient to pay in full the principal of and the accrued interest on the secured notes at the date of the sale or liquidation or

	(C)	(X)	there has been a default in the payment of interest, principal or other amounts on the secured notes,

		(Y)	the ABLT indenture trustee determines that the assets of ABLT will not continue to provide sufficient funds on an ongoing basis to make all payments on the secured notes as the payments would have become due if the obligations had not been declared due and payable and

		(Z)	the ABLT indenture trustee obtains the consent of the AART indenture trustee, as holder of the secured notes and

(2)	ten days prior written notice of the sale or liquidation of the least assets has been given to the credit rating agencies that have been hired to rate the notes.

Following a declaration upon an ABLT Event of Default that the secured notes are immediately due and payable, the secured notes will be entitled to ratable repayment of principal of and interest on or after the respective due dates as provided in the ABLT indenture and the secured notes (in the case of redemption, if applicable, on or after the redemption date).

Subject to the provisions of the ABLT indenture relating to the duties of the ABLT indenture trustee, if an ABLT Event of Default occurs and is continuing with respect to the secured notes, the ABLT indenture trustee will be under no obligation to exercise any of the rights or powers under the ABLT indenture at the request or direction of any of the holders of the secured notes, unless such holders shall have offered to the ABLT indenture trustee security or indemnity satisfactory to the ABLT indenture trustee against the costs, expenses and liabilities which might be incurred by it in complying with the request. Subject to the provisions for indemnification and to limitations contained in the ABLT indenture, the holders of a majority of the aggregate principal balance of the outstanding secured notes in a series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the ABLT indenture trustee and the holders of a majority of the aggregate principal balance of the outstanding secured notes may, in specified cases, waive any default with respect thereto, except a default in the payment of principal or interest or a default in respect of a covenant or provision of the ABLT indenture that cannot be modified without the waiver or consent of all of the holders of the outstanding secured notes.

No holder of a secured note will have the right to institute any proceeding regarding the ABLT indenture, unless:

(1)	the holder has given to the ABLT indenture trustee written notice of a continuing ABLT Event of Default,

(2)	the holders of not less than 25% of the aggregate principal balance of the outstanding secured notes have made written request to the ABLT indenture trustee to institute the proceeding in its own name as ABLT indenture trustee,

(3)	the holder or holders have offered the ABLT indenture trustee reasonable indemnity,

(4)	the ABLT indenture trustee has for 60 days failed to institute the proceeding and

(5)	no direction inconsistent with the written request has been given to the ABLT indenture trustee during the 60-day period by the holders of a majority of the aggregate principal amount of the outstanding secured notes.

If a default occurs and is continuing regarding the ABLT trust estate and if it is known to a responsible officer of the ABLT indenture trustee, the ABLT indenture trustee will mail to each holder of the secured notes notice of the default within the later of 90 days after it occurs and 10 business days after it becomes known to a responsible officer of the ABLT indenture trustee. Except in the case of a failure to make any required payment of principal of or interest on any secured note, the ABLT indenture trustee may withhold the notice beyond the 90-day period if and so long as a committee of its responsible officers in good faith determines that withholding the notice is in the interests of secured noteholders.

In addition, each of the ABLT indenture trustee and the holders of the secured notes, by accepting the secured notes, will covenant that they will not, for a period of one year and one day after payment in full of the secured notes, institute against ABLT any bankruptcy, reorganization or other proceeding under any federal or state bankruptcy or similar law.

Neither the ABLT indenture trustee nor the ABLT owner trustee in its individual capacity, nor any holder of any equity interests in ABLT including, without limitation, the depositor, nor any of their respective owners, beneficiaries, agents, officers, directors, employees, affiliates, or any successors or assigns of the ABLT indenture trustee or the ABLT owner trustee will, in the absence of an express agreement to the contrary, be personally liable for the payment of the principal of or interest on the secured notes or for the agreements of ABLT contained in the ABLT indenture.

Material Covenants. The ABLT indenture provides that ABLT may not consolidate with or merge into any other entity, unless:

(1)	the entity formed by or surviving the consolidation or merger is organized under the laws of the United States, any state or the District of Columbia,

(2)	the entity expressly assumes ABLT’s obligation to make due and timely payments on the Secured notes and the performance or observance of every agreement and covenant of ABLT under the ABLT indenture,

(3)	no ABLT Event of Default has occurred and is continuing immediately after the merger or consolidation,

(4)	none of the servicer, the ABLT owner trustee and the ABLT indenture trustee have been advised that the rating of the secured notes will be reduced or withdrawn by the rating agencies hired to rate the secured notes as a result of the merger or consolidation,

(5)	any action necessary to maintain the lien and security interest created by the ABLT indenture has been taken and

(6)	ABLT has delivered an opinion of counsel to the effect that the consolidation or merger would have no material adverse tax consequence to ABLT or any secured noteholder.

ABLT will not, among other things, except as expressly permitted by the ABLT Basic Documents:

(1)	sell, transfer, exchange or otherwise dispose of any of the assets of ABLT except as provided in the ABLT indenture and the ABLT Basic Documents,

(2)	claim any credit on or make any deduction from the principal and interest payable in respect of the secured notes, other than amounts withheld under the Internal Revenue Code or applicable state law, or assert any claim against any present or former secured noteholder because of the payment of taxes levied or assessed upon any part of ABLT,

(3)	voluntarily commence any insolvency, readjustment of debt, marshaling of assets and liabilities or other proceeding, or apply for an order by a court or agency or supervisory authority for the winding-up or liquidation of its affairs,

(4)	permit the validity or effectiveness of the ABLT indenture or any other ABLT Basic Document to be impaired or permit the liens of the ABLT indenture or the VAULT security agreement to be amended, hypothecated, subordinated, terminated or discharged, or permit any person to be released from any covenants or obligations regarding the secured notes under the ABLT indenture except as may be expressly permitted by the ABLT indenture,

(5)	permit any lien, charge, excise, claim, security interest, mortgage or other encumbrance (other than the lien of the ABLT indenture) to be created on or extend to or otherwise arise upon or burden the assets of the ABLT trust estate or any part of its assets, or any interest in its assets or the proceeds thereof or

(6)	permit the liens of the ABLT indenture or the VAULT security agreement to not constitute a valid security interest in the collateral thereunder.

ABLT may not engage in any business or activity other than as specified under “The Secured Notes.” ABLT will also not issue, assume or guarantee any indebtedness other than indebtedness incurred pursuant to the secured notes and the ABLT indenture or otherwise in connection with the ABLT Basic Documents.

[The issuing entity will comply with its obligations in the FDIC Rule Covenant. See “Insolvency Aspects of the Offering—FDIC Rule.”]

Annual Compliance Statement. ABLT will be required to file annually with the ABLT indenture trustee an officer’s certificate as to ABLT’s activities and performance under the ABLT indenture.

Satisfaction and Discharge of ABLT Indenture. The ABLT indenture will be discharged upon the delivery to the ABLT indenture trustee for cancellation of all of the secured notes or, subject to limitations, upon deposit with the ABLT indenture trustee of funds sufficient for the payment in full of all secured notes. The ABLT indenture trustee will continue to act as ABLT indenture trustee under the ABLT indenture for the benefit of the secured noteholders until all payments in respect of the secured notes and interest due to the secured noteholders have been paid in full.

CREDIT RISK RETENTION

[The following disclosure will be included for offerings of notes closing prior to December 24, 2016:]

[Although neither Ally Bank nor the depositor is required to retain any interest in the notes or the certificates, on the [initial] closing date, the depositor will retain the certificates and [Insert description of any retained notes.] [On the [initial] closing date, the depositor will sell the [retained notes] to an affiliate of the depositor.] [The sponsor intends to satisfy the FDIC’s risk retention requirement by selecting a separate pool of secured notes in an amount equal to five percent of the sum of the pool of secured notes allocated to the 20     -SN pool. This retained pool will be selected randomly on the basis of the same criteria used to select the 20     -SN pool of lease assets and secured notes. For more information, see “Insolvency Aspects of the Offering—FDIC Rule” in this prospectus.]

[The following disclosure will be included for offerings of notes closing on or after December 24, 2016:]

Ally Bank or one of its majority-owned affiliates is required to retain an economic interest in the credit risk of the lease assets allocated to the 20     -SN pool on the [initial] closing date [and in the lease assets allocated to the 20     -SN pool on each distribution date during the Revolving Period]. Ally Bank intends to satisfy its obligation to retain credit risk by causing the depositor, its wholly owned subsidiary, to retain [an eligible vertical interest or an “EVI”] [an eligible horizontal residual interest or an “EHRI”] [a combination of an eligible horizontal residual interest or an “EHRI” and an eligible vertical interest or an “EVI”]. [Ally Bank intends to satisfy the requirement to retain an EVI by [retaining the Class RR Notes on the [initial] closing date] [retaining an amount equal to     % of the principal

balance of each class of the notes and the certificates].] [Ally Bank intends to satisfy the requirement to retain an EHRI by [depositing an amount equal to     % of the Initial Aggregate ABS Value into the risk retention reserve account] [retaining the certificates for each distribution date that the notes are outstanding and held by parties that are not majority-owned affiliates of the sponsor].] Ally Bank or its majority-owned affiliate will no longer be required to hold [the EVI] [or] [the EHRI] upon the latest to occur of the date on which the outstanding Aggregate ABS Value is less than or equal to 33% of the Initial Aggregate ABS Value, the date on which the aggregate principal amount of the notes is less than or equal to 33% of the initial aggregate principal amount of the notes and two years after the [initial] closing date.

[Retained Eligible Vertical Interest

[The “Class RR Notes” means the     % Asset Backed Notes, Class RR issued by the issuing entity, which will be entitled to receive     % of all payments on the notes and the certificates.]

[The Class RR Notes are structured to be an EVI and will have an initial principal balance of $        , which equals     % of the aggregate note principal balance of each class of notes and certificates. On each distribution date, the Class RR Notes will be entitled to receive an amount equal to [5]% of the amounts payable to each of the other noteholders and the certificateholders. For a description of the priority of payments relating to the Class RR Notes, see “The Notes—Distributions on the Notes” in this prospectus.]

[In order to satisfy the requirement to retain an EVI, on the [initial] closing date, the depositor or its affiliate will retain an amount equal to [5]% of each class of the notes and the certificates.]

[Retained Eligible Horizontal Residual Interest

[The certificates are structured to be an EHRI. On any distribution date, the certificates will absorb any losses related to the lease assets before any losses are incurred by the noteholders. For a description of the priority of payments, see “The Notes—Distributions on the Notes” in this prospectus. For a description of the terms of the certificates, see “The Certificates” in this prospectus. The fair value of the certificates will be equal to at least [5]% of the fair value of all of classes of notes and certificates as of the [initial] closing date.] [In calculating the fair value of the certificates, the sponsor and the depositor will use generally accepted accounting principles and a cash flow model using the discount rate. The pricing on the notes will be used to determine the fair value of the notes, which will be equal to the initial principal amount of the notes, as adjusted by any discount on the notes set forth on the cover page to this prospectus. The fair value model will also consider:

•	experience with similar lease assets, including vehicle values, early terminations, prepayments, net losses and recoveries based on the information set forth in “Appendix A—Static Pool Data” for lease assets similar to the [initial] lease assets allocated [and the additional lease assets to be allocated] to the 20 -SN pool,

•	current economic conditions, including yield curves and other market benchmarks and

•	an analysis of the lease assets, [including the implied interest rates, vehicle values, seasoning and original and remaining term].

The fair value model will utilize the following inputs to determine cash flow:

•	a projected credit loss rate, based on the [median] of expected losses as determined by the [rating agencies hired by the sponsor to rate the notes], which will assume that [30%] of losses occur in each of the [first three] years after the [initial] closing date and [10%] of losses occur in the [fourth] year after the [initial] closing date and subsequently,

•	the difference between the interest rate on each class [or tranche] of the notes and a forward market benchmark as determined on the [initial] closing date,

•	[One-Month LIBOR as of the pricing date, and for each month that the floating rate notes are expected to be outstanding,]

•	the lease assets will prepay at a . % ABS rate as described under “Weighted Average Life of the Offered Notes” in this prospectus,

•	an estimate of transaction fees and expenses, including the servicing fee, as described under “The Notes—Distributions on the Notes” and

•	a discount rate applied to the cash flows or amounts to be paid on the certificates of . %.

[Insert any other inputs and disclosure required by Rule 4(c)(1) of Regulation RR (17 CFR 264.4)] [In the event that a class of the notes is divided into fixed and floating rate tranches, the sponsor will adjust the fair value of that class of notes to account for the final note balances, as well as the interest rates determined at pricing.]

Assuming the notes price at approximately the same rates as those set forth under “Weighted Average Life of the Offered Notes” in this prospectus, the approximate fair market value of the certificates will be equal to between $[        ] and $[        ] as of the [initial] closing date, and in no event will be less than [5]% of the fair value of all classes of notes and certificates as of the [initial] closing date. The sponsor or the depositor will disclose on a Form 8-K within a reasonable time after the [initial] closing date any material differences or changes in the variables used, as well as updated information regarding the fair value of the certificates.]

[For all offerings:] The sponsor and the depositor will notify the noteholders of any sale of the [Class RR Notes][notes or certificates] retained by the sponsor, the servicer or the depositor by causing such information to be disclosed in the periodic filings on Form 10-D.

[For a description of the [Class RR Notes][notes and certificates] retained by the depositor, see [“Plan of Distribution”][“The Issuing Entity—Capitalization of the Issuing Entity”] in this prospectus.]

[Risk Retention Reserve Account

On the [initial] closing date, the issuing entity will establish an eligible deposit account in the name of the AART indenture trustee for the benefit of the noteholders. The risk retention reserve account is structured to be an eligible horizontal cash reserve account and will be funded by the depositor notes on the [initial] closing date in the amount equal to $        , the fair value of which is equal to $        , or     % of the fair value of the total amount of all classes of the notes and the certificates on the [initial] closing date. Funds on deposit in the risk retention reserve account may not be used to pay the basic servicing fee, [the additional servicing fee] or the administration fee for as long as an affiliate of Ally Bank is the servicer or the administrator. For all other purposes, the risk retention reserve account may be used to make any payments that are due as described under “The Notes—Distributions on the Notes” in this prospectus but are otherwise unpaid, including each of the notes on the final scheduled distribution date to the extent collections on the lease assets are insufficient to make such payments. [Insert any other disclosure required by Rule 4(c)(1) of Regulation RR (17 CFR 264.4).] For a description of the terms of the risk retention reserve account, see “The Transfer Agreements and Servicing Agreements—Accounts” in this prospectus.]

BOOK-ENTRY REGISTRATION

Book-Entry Registration

The offered notes will be issued on or about the [initial] closing date in book entry form through the facilities of DTC in the United States, and Clearstream or Euroclear in Europe, against payment in immediately available funds, in denominations of $[1,000] and integral multiples of $[1,000]. The depositor has been informed by DTC that DTC’s nominee will be Cede & Co. Accordingly, Cede & Co. is expected to be the holder of record of the offered notes. The registered holders of the notes are sometimes referred to herein as “noteholders.”

Unless and until definitive notes are issued under the limited circumstances described in this prospectus, no noteholder will be entitled to receive a physical certificate representing a note. Unless otherwise set forth in this prospectus, all references in this prospectus to actions by noteholders refer to actions taken by DTC upon instructions from its participating organizations. All references in this prospectus to distributions, notices, reports and statements to noteholders refer to distributions, notices, reports and statements to DTC or Cede & Co., as the registered holder of the notes, as the case may be, for distribution to noteholders in accordance with DTC’s procedures with respect thereto.

Noteholders that are not DTC participants or indirect DTC participants but desire to purchase, sell or otherwise transfer ownership of, or other interests in, notes may do so only through DTC participants and indirect DTC participants. In addition, noteholders will receive all distributions of principal and interest from the AART indenture trustee through DTC participants. Under a book-entry format, noteholders may experience some delay in their receipt of payments since these payments will be forwarded by the AART indenture trustee to Cede & Co., as nominee for DTC. DTC will forward these payments to its DTC participants, which thereafter will forward them to indirect DTC participants or noteholders. Except for the depositor, it is anticipated that the only noteholder will be Cede & Co., as nominee of DTC. Unless otherwise described in this prospectus, noteholders will not be recognized by the AART indenture trustee as noteholders as that term is used in the AART indenture, and noteholders will be permitted to exercise the rights of noteholders only, indirectly through DTC and its DTC participants.

Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants and certain banks, the ability of noteholders to pledge notes to persons or entities that do not participate in the DTC system or to otherwise act with respect to the notes may be limited due to the lack of a physical certificate for the notes.

DTC has advised the depositor that it will take any action permitted to be taken by a noteholder under the AART indenture only at the direction of one or more DTC participants to whose accounts with DTC the notes are credited. DTC may take conflicting actions relating to other undivided interests to the extent that these actions are taken on behalf of DTC participants whose holdings include these undivided interests.

In addition to holding notes through DTC participants or indirect DTC participants in the United States as described above, holders of book-entry notes may hold their notes through Clearstream or Euroclear in Europe if they are participants of these systems, or indirectly through organizations which are participants in these systems. Clearstream Banking, S.A. is incorporated under the laws of Luxembourg as a professional depository and is subject to regulation by the Luxembourg Monetary Institute. The Euroclear system is owned by Euroclear Clearance System Public Limited Company and operated through a license agreement by Euroclear Bank S.A. / N.V., a bank incorporated under the laws of the Kingdom of Belgium, the Euroclear Operator. The Euroclear Operator is regulated and examined by the Belgium Banking and Finance Commission and the National Bank of Belgium.

Clearstream and Euroclear will hold omnibus positions on behalf of their participants through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their respective depositaries which in turn will hold these positions in customers’ securities accounts in the depositaries’ names on the books of DTC. Clearstream participants and Euroclear participants may not deliver instructions directly to the depositaries.

Distributions on notes held through Clearstream or Euroclear will be credited to the cash accounts of Clearstream participants or Euroclear participants in accordance with the relevant system’s rules and procedures, to the extent received by its depositary. These distributions will be subject to tax reporting in accordance with relevant United States tax laws and regulations. See “Federal Income Tax Consequences—The Notes—Information Reporting and Backup Withholding” in this prospectus. Clearstream or the Euroclear Operator, as the case may be, will take any other action permitted to be taken by a noteholder under the indenture or other AART Related Document on behalf of a Clearstream participant or Euroclear participant only in accordance with its relevant rules and procedures and subject to its depositary’s ability to effect these actions on its behalf through DTC.

Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of notes among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform these procedures and these procedures may be discontinued at any time.

Except as required by law, none of the issuing entity, the depositor, the administrator the AART owner trustee and the AART indenture trustee will have any liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the notes held by Cede & Co., as nominee for DTC, by Clearstream or by Euroclear in Europe, or for maintaining, supervising or reviewing any records relating to these beneficial ownership interests.

Definitive Notes

Any notes originally issued in book-entry form will be issued in fully registered, certificated form as definitive notes to noteholders or their nominees, rather than to DTC or its nominee, only if:

(1)	the administrator advises the AART trustee in writing that DTC is no longer willing or able to discharge properly its responsibilities as depository for these notes and the issuing entity is unable to locate a qualified successor,

(2)	the administrator, at its option, elects to terminate the book-entry system through DTC, or

(3)	after the occurrence of an AART Event of Default or an administrator default, holders representing at least a majority of the aggregate principal amount of the Controlling Class advise the AART trustee through DTC in writing that the continuation of a book-entry system through DTC, or a successor thereto, is no longer in the best interest of the holders of these notes.

Upon the occurrence of any event described in the immediately preceding paragraph, the AART trustee will be required to notify DTC of the availability of definitive notes. DTC shall notify all the note owners of the availability of definitive notes. Upon surrender by DTC of the definitive certificates representing the notes and receipt of instructions for re-registration, the AART indenture trustee will reissue these notes as definitive notes to holders thereof.

Distributions of principal of, and interest on, the definitive notes will thereafter be made in accordance with the procedures set forth in the AART indenture directly to holders of definitive notes in whose names the definitive notes were registered at the close of business on the last day of the related Monthly Period. These distributions will be made by wire transfer or by check mailed to the address of that holder as it appears on the register maintained by the AART indenture trustee. The final payment on any definitive note, however, will be made only upon presentation and surrender of the definitive note at the office or agency specified in the notice of final distribution to the holders of that class.

Definitive notes will be transferable and exchangeable at the offices of the AART trustee or of a registrar named in a notice delivered to holders of definitive notes. No service charge will be imposed for any registration of transfer or exchange, but the AART trustee may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection with the transfer or exchange.

REPORTS TO SECURITYHOLDERS

Reports to Securityholders

On or prior to each distribution date, the administrator will prepare and provide to the AART indenture trustee a statement to be made available to the noteholders on that distribution date [and on or prior to each distribution date, the administrator will prepare and provide to the AART owner trustee a statement to be delivered to the certificateholders]. Each statement to be made available to noteholders will include the information set forth below as to the notes for that distribution date or the period since the previous distribution date on those notes, as applicable. [Each statement to be made available to certificateholders will include the information set forth below as to the certificates for that distribution date or the period since the previous distribution date, as applicable]:

(1)	applicable distribution dates used to calculate distributions on the securities,

(2)	the amount of the distribution allocable to principal of each class of notes,

(3)	the amount of the distribution allocable to interest on or for each class of notes,

(4)	the amount of the distribution allocable to the certificateholders, if applicable,

(5)	the net amount, if any, of any payments to be made by the issuing entity or to be received by the issuing entity under any derivative agreement,

(6)	the outstanding principal balance of each class of notes and the Note Pool Factor for each class of notes each as of the beginning of the period and after giving effect to all payments reported under clauses (2) and (3) above, and to any reinvestments reported under clause (17) below,

(7)	the amount of the Class A Interest Carryover Shortfall, the Class B Interest Carryover Shortfall, the Class C Interest Carryover Shortfall and the Class D Interest Carryover Shortfall, if any, and the change in each of these amounts from the preceding distribution date,

(8)	the amount of the administration fee paid to the administrator and servicing fee paid to the servicer for the related monthly period and the amount, if any, and purpose of any other fees or expenses accrued or paid, including any fees or expenses paid to the AART owner trustee, the AART indenture trustee [, the vote tabulation agent] or the asset representations reviewer out of collections,

(9)	the interest rate or pass-through rate, if any, for the next period for each class of notes,

(10)	the Secured Note Rate,

(11)	the aggregate amount in the Payment Ahead Servicing Account and the change in that amount from the previous statement, as the case may be,

(12)	the amount on deposit in any reserve account, if any, after giving effect to any withdrawals or deposits on that date and the applicable reserve account required amount, if applicable, on that date,

(13)	the amount, if any, distributed to noteholders from amounts on deposit in the reserve account [or the risk retention reserve account] and the amount, if any, accrued or paid with respect to the reserve account [, the risk retention reserve account, a letter of credit, cash advance or monoline insurance policy],

(14)	the aggregate amount of Advances made by the servicer under the servicing agreement with respect to the related monthly period,

(15)	the amount of any Pull Ahead Payments made by Ally Financial, in its capacity as agent for vehicle manufacturers, under any Pull Ahead Funding Agreement and the number of lease assets that became Pull Ahead Lease Assets during the related Monthly Period,

(16)	the current and aggregate amount of any residual or credit losses on the lease assets during the related monthly period and since the [applicable] cut off date,

(17)	[the amount, if any, reinvested in additional lease assets during the revolving period, if any,]

(18)	[whether the revolving period has terminated early due to the occurrence of an early amortization event],

(19)	[the balance in the accumulation account, after giving effect to changes in that accumulation account on that date, as described in this prospectus],

(20)	the number and Aggregate ABS Value of lease assets at the beginning and end of the applicable Monthly Period, and updated pool composition information as of the end of the Monthly Period, such as weighted average life, weighted average remaining term, prepayment rates, cumulative net losses and gains on returned vehicles sold by Ally Bank and number of leases terminated,

(21)	delinquency and loss information for the period and any material changes in determining or defining delinquencies, charge-offs and uncollectible accounts,

(22)	removal or purchase price of lease assets removed or purchased by ACOL LLC or Ally Bank due to material breaches of representations or warranties or transaction covenants,

(23)	purchase price of lease assets purchased by the servicer due to any material modifications, extensions or waivers relating to the terms of, or fees, penalties or payments on, lease assets during the distribution period or that, cumulatively, have become material over time,

(24)	[material changes in the solicitation, credit-granting, underwriting, origination, acquisition or pool selection criteria or procedures used to acquire or select the lease assets including in the 20 -SN pool during the revolving period],

(25)	[information regarding the issuance, if any, of new asset-backed securities backed by the secured notes and the 20 -SN pool],

(26)	[the net amount, if any, of any payments due under all interest rate swaps (specifying, if applicable, any amounts owing as a result of an early termination date under the notes)],

(27)	whether a delinquency trigger has been met or exceeded,

(28)	if applicable, a statement that the servicer has received a communication request from a noteholder interested in communicating with other noteholders regarding the possible exercise of rights under the transaction documents, the name and contact information for the requesting noteholder and the date such request was received,

(29)	a summary of the findings and conclusions of any asset representations review conducted by the asset representations reviewer,

(30)	the nature and amount of any material change in the seller’s or an affiliate’s interest in the notes or certificates from their purchase, sale or other disposition,

(31)	information with respect to any change in the asset representations reviewer [as required by Item 1121(d)(2) of Regulation AB],

(32)	the commencement of an arbitration proceeding relating to a request to repurchase lease assets backing secured notes and instructions for the noteholders to participate in any such proceeding,

(33)	any voting instructions and procedures relating to a vote to require an asset representations review and

[(34)	for periods on or after November 23, 2016: any asset level information as required by Item 1111(h) and Item 1125 of Regulation AB].

In addition, each year, if required by the Trust Indenture Act of 1939, as amended, the AART indenture trustee will send by email, facsimile or, if requested by the AART indenture trustee, first class mail a brief report, as described in “The AART Indenture Trustee” in this prospectus, to all noteholders.

Within the prescribed period of time for tax reporting purposes after the end of each calendar year during the life of the notes, the AART indenture trustee will mail to each holder of a class of notes who at any time during that calendar year has been a noteholder and received any payment thereon, a statement containing information for the purposes of that noteholder’s preparation of federal income tax returns. As long as the holder of record of the notes is Cede & Co., as nominee of DTC, beneficial owners of the notes will receive tax and other information from DTC participants and indirect DTC participants rather than from the AART indenture trustee. See “Federal Income Tax Consequences” in this prospectus.

Investor Communications

The administration agreement will provide that any noteholder (including a beneficial owner of the notes) may require that the administrator cause the issuing entity [and the servicer] to include in its Form 10-D filing a request to communicate with other noteholders related to a possible exercising of the noteholders’ rights under the transaction documents. A noteholder should send its request to the administrator at [insert email address or other address]. The noteholder should include in its request the method by which other noteholders should contact it.

The administrator will cause the following information to be included in the Form 10-D related to the reporting period in which the noteholder request was received:

•	a statement that the administrator has received a communication request from a noteholder,

•	the name of the noteholder making the request,

•	the date the request was received,

•	a statement that such noteholder is interested in communicating with other noteholders about the possible exercise of rights under the transaction documents and

•	a description of the method other noteholders may use to contact the requesting noteholder.

The administrator will bear any costs associated with including the above information in the Form 10-D. The noteholders will pay any costs associated with communicating with other noteholders, and no other transaction party, including the issuing entity, will be responsible for such costs.

If definitive notes are issued and the requesting noteholder is the record holder of any notes, no verification procedures will be required. If the requesting noteholder is not the record holder of any notes and is instead a beneficial owner of notes, the administrator may require no more verification than (1) a written certification from the noteholder that it is a beneficial owner of notes and (2) an additional form of documentation, such as a trade confirmation, an account statement, a letter from the broker or dealer or other similar document.

POOL FACTORS AND TRADING INFORMATION

Each Note Pool Factor will initially be 1.0000000. Thereafter the Note Pool Factor will decline to reflect reductions in the outstanding principal balance of the notes. A noteholder’s portion of the aggregate outstanding principal balance of a class of notes is the product of:

(1)	the original denomination of the noteholder’s note and

(2)	the Note Pool Factor.

The noteholders will receive reports on or before each distribution date concerning payments received on the secured notes, the aggregate Secured Note Principal Balance, each Note Pool Factor and various other items of information. Noteholders of record during any calendar year will be furnished information for tax reporting purposes not later than the latest date permitted by law. See “Reports to Securityholders.”

THE CERTIFICATES

One [or more classes][class] of certificates will be issued pursuant to the terms of the trust agreement, a form of which has been filed as an exhibit to the registration statement of which this prospectus forms a part. The certificates may be sold in transactions exempt from registration under the Securities Act or retained by the depositor or its affiliate. The following summary describes the material terms of the certificates and the trust agreement. Where particular provisions or terms used in the trust agreement are referred to, the actual provisions, including definitions of terms, are incorporated by reference as part of this summary.

Certificates owned by the depositor or its affiliates will be entitled to equal and proportionate benefits under the trust agreement, except that, if any certificates are owned by the depositor and its affiliates, those certificates will be deemed not to be outstanding for purposes of determining whether the requisite percentage of certificateholders have given any request, demand, authorization, direction, notice, consent or other action under the AART Basic Documents other than commencement by the issuing entity of a voluntary proceeding in bankruptcy as described in “The Transfer Agreements and Servicing Agreement—Insolvency Events.”

Under the trust agreement, the issuing entity, and the AART owner trustee on its behalf, and the certificateholders, by accepting the certificates, will covenant that they will not, for a period of one year and one day after the termination of the trust agreement, institute against the depositor any bankruptcy, reorganization or other proceeding under any federal or state bankruptcy or similar law.

THE TRANSFER AGREEMENTS AND SERVICING AGREEMENTS

The Transfer Agreements and Servicing Agreements relating to ABLT and the issuing entity consisting of:

(1)	the pooling agreement pursuant to which the depositor will purchase secured notes from Ally Bank,

(2)	the trust sale agreement under which the issuing entity will acquire the secured notes from the depositor,

(3)	the administration agreement, pursuant to which the administrator will agree to administer the secured notes,

(4)	the trust agreement under which the issuing entity will be created and certificates of the issuing entity will be issued,

(5)	the allocation agreement pursuant to which ABLT will allocate the lease assets to 20 -SN pool and

(6)	the servicing agreement pursuant to which the servicer agrees to service the lease assets and the custodian agrees to act as custodian for the documents evidencing the lease assets.

We refer to these agreements as the “Transfer Agreements and Servicing Agreements.” Forms of the Transfer Agreements and Servicing Agreements have been filed as exhibits to the registration statement of which this prospectus forms a part. The depositor will provide a copy of the Transfer Agreements and Servicing Agreements, without exhibits, upon request to a holder of securities described in the Transfer Agreements and Servicing Agreements. Where particular provisions or terms used in the Transfer Agreements and Servicing Agreements are referred to, the actual provisions, including definitions of terms, are incorporated by reference as part of this summary. The parties will enter into the Transfer Agreements and Servicing Agreements, each of which may be amended and supplemented from time to time, to be dated as of the [initial] closing date. A copy of the final Transfer Agreements and Servicing Agreements for the notes will be available to noteholders from the depositor upon request and will be filed with the SEC no later than the date of the filing of the final prospectus for the notes.

Allocation of Lease Assets and Sale and Assignment of Secured Notes

Allocation of Lease Assets. On the [initial] closing date[ and on each distribution date during the Revolving Period], ABLT will allocate to the 20    -SN pool, without recourse except as described below, its entire interest in a pool of lease assets, including its beneficial interests in the related leased vehicles, under the allocation agreement. Each lease asset allocated by ABLT will be identified in a schedule that will be on file at the locations set forth in an exhibit to the allocation agreement. ABLT will, concurrently with the allocation of the lease assets to the 20    -SN pool, execute and deliver the secured notes to Ally Bank (and the certificate to ACOL LLC) in exchange for the delivery by Ally Bank of a specified principal amount of the revolving secured note to ABLT and a release by Ally Bank of the Lease Assets to be allocated to the 20    -SN pool from the lien created under the intercompany advance and security agreement. In the allocation agreement, ABLT will make representations and warranties about each lease and related vehicle included as collateral for the secured notes as described in “The Lease Assets and Secured Notes—Representations, Warranties and Covenants.” [This prospectus provides the terms, conditions and manner

under which additional lease assets will be allocated by ABLT to the 20    -SN pool during the revolving period]. Each lease and related vehicle included as collateral for the secured notes must meet the eligibility criteria described in “The Lease Assets and the Secured Notes—Criteria Applicable to the Selection of [Initial] Lease Assets” [or “The Lease Assets and the Secured Notes—Criteria Applicable to the Selection of Additional Lease Assets During the Revolving Period”] in this prospectus

If ABLT breaches any representation or warranty with respect to any lease asset, ACOL LLC will remove and compensate or Ally Bank will purchase that lease asset from the 20    -SN pool for a price equal to the Warranty Payment as of the last day of the second, or if ACOL LLC or Ally Bank so elects, the first, Monthly Period after ACOL LLC or Ally Bank discovered or was informed of the breach and the secured notes will be prepaid pro rata in the amount of the Warranty Payment. Ally Bank will only be required to purchase the lease asset if ACOL LLC fails to compensate and remove the lease asset from the 20    -SN pool. The removal or purchase, if it occurs as required in the allocation agreement, constitutes the sole remedy available to ABLT, the ABLT indenture trustee, the depositor, the issuing entity and the AART indenture trustee, as holder of the secured notes, for any uncured breaches. Securityholders will be notified of any removal and payment for or purchase of lease assets by ACOL LLC or Ally Bank on Form 10-D.

In the servicing agreement, the servicer has made the following covenants, among others:

•	it will, in accordance with its customary servicing practices and, where applicable, the VAULT trust agreement, take such steps as are necessary to establish and maintain (1) the enforceable ownership interest of VAULT, (2) ABLT’s beneficial ownership interest and (3) the perfection of the AART indenture trustee’s security interest, in each case, in the vehicles related to the lease assets,

•	except as otherwise expressly contemplated by the servicing agreement and the VAULT trust agreement, it will maintain VAULT as the legal title holder of the vehicles related to the leases,

•	it will not impair the rights of ABLT, the ABLT indenture trustee, the ABLT owner trustee, ACOL LLC, the issuing entity or the AART indenture trustee in the lease assets,

•	it will use commercially reasonable efforts to pay all amounts it has received from lessees with respect to Sales and Use Tax Amounts to the applicable taxing authorities and cause any lease asset to be released from the lien of any applicable state taxing authority and

•	it will not waive, extend or otherwise modify any lease to the extent that such waiver, extension or modification (i) impairs the applicable interests of VAULT, ABLT, the holders of the secured notes or ABLT indenture trustee in any lease, (ii) reduces the aggregate dollar amount of the Monthly Lease Payments due under any lease, (iii) extends the term of any lease beyond the last day of the sixth Monthly Period immediately preceding the final maturity date of the related secured note, or (iv) modifies the amounts due from the lessee upon the termination of any lease (other than a reductions in the payment made by the lessee to purchase the related vehicle if the servicer has determined that the reduction is reasonably likely to maximize the sale proceeds received in connection with the sale or liquidation of such vehicle, or a waiver of one or more Monthly Lease Payments for any lease being terminated under the Pull Ahead Program if Ally Financial has fully complied with the Pull Ahead Funding Agreement for that lease).

Ally Financial, as servicer, will agree under the servicing agreement that the ABLT owner trustee, ABLT, the holder of the residual certificate in ABLT, the holders of the secured notes and the issuing entity and their respective successors and permitted assigns are third-party beneficiaries of the servicing agreement.

As of the last day of the second, or if the servicer so elects the first, Monthly Period following the date on which the servicer has discovered or received notice of a breach of any covenant that materially and adversely affects any lease asset, unless the breach is cured in all material respects, the servicer will make an Administrative Purchase Payment for that lease asset and the secured notes will be prepaid pro rata in the amount of the Administrative Purchase Payment. This purchase obligation, if fulfilled, constitutes the sole remedy against the servicer available to

ABLT, the ABLT indenture trustee, the ABLT owner trustee, ACOL LLC or the AART indenture trustee, as holder of the secured notes, for any uncured breach. Securityholders will be notified of any purchase of lease assets by the servicer from ABLT on Form 10-D.

Pursuant to the servicing agreement, Ally Financial will act as custodian to maintain custody and control, as ABLT’s agent, of the lease assets owned by and allocated to the 20    -SN pool and any other documents relating to the lease assets. Uniform Commercial Code financing statements reflecting the allocation of the lease assets to the 20    -SN pool and the pledge of the lease assets by ABLT to the ABLT indenture trustee will be filed, and the servicer’s accounting records and computer files will reflect that allocation.

Sale and Assignment of Secured Notes. Ally Bank will sell and assign to the depositor, without recourse except as described below, its entire interest in the secured notes, including its security interests in the leases and leased vehicles, under the pooling agreement. The depositor will transfer and assign to the issuing entity, without recourse except as described below, its entire interest in the secured notes, including its security interests in the leases and leased vehicles, under the trust sale agreement between the depositor, and the issuing entity. Each secured note transferred to the issuing entity will be identified in a schedule that will be on file at the locations set forth in an exhibit to the trust sale agreement. The issuing entity will, concurrently with the transfer and assignment, execute and deliver the notes to the depositor in exchange for the secured notes. The depositor will sell the securities offered by this prospectus which may or may not include all securities of a series, to the respective underwriters named in this prospectus. [This prospectus provides the terms, conditions and manner under which the aggregate Secured Note Principal Balance of the secured notes will be increased as new lease assets are allocated by ABLT during the revolving period].

In the pooling agreement, Ally Bank will make representations and warranties as to the secured notes to the depositor. Such representations and warranties will include the following:

•	each secured note, has created or will create a valid, binding and enforceable first priority security interest in favor of Ally Bank or the ABLT indenture trustee on behalf of Ally Bank in the 20 -SN pool which is assignable by Ally Bank to the depositor, contains customary and enforceable provisions so as to render the rights and remedies of the holder of the secured note adequate for realization against the collateral of the benefits of the security, and will yield interest at the rate established in the secured note,

•	no secured note has been satisfied, subordinated or rescinded and the lease assets securing each secured note have not been released from the lien of the ABLT indenture in whole or in part,

•	as of the [respective] closing date, to the best of Ally Bank’s knowledge, the secured notes are free and clear of all filed security interests, liens, charges and encumbrances on account of work, labor, or materials other than tax liens or other liens that arise by operation of law and no offsets, defenses or counterclaims have been asserted or threatened and

•	no secured note was issued under, or is subject to, the laws of any jurisdiction the laws of which would make unlawful the sale, transfer and assignment of such secured note under the Transfer Agreements and Servicing Agreements.

In the trust sale agreement, the depositor will assign the representations and warranties of Ally Bank, as made in the pooling agreement, to the issuing entity and will represent and warrant to the issuing entity that the depositor has taken no action that would cause Ally Bank’s representations and warranties to be false in any material respect as of the [respective] closing date.

As of the last day of the second, or, if the depositor elects the first, month following the discovery by the depositor, or receipt of notice by the depositor from Ally Bank, the administrator, the AART owner trustee or the AART indenture trustee, of a breach of any representation or warranty of the depositor or Ally Bank that materially and adversely affects the interests of the securityholders in any secured note, the depositor, unless the breach is cured in all material respects, will repurchase, or will enforce the obligation of Ally Bank under the pooling agreement to repurchase, the secured note from the issuing entity at a price equal to the AART Warranty Payment.

[The repurchase constitutes the sole remedy against the depositor or Ally Bank available to the issuing entity, the noteholders, the AART indenture trustee, the certificateholders, the AART owner trustee or any other interested party for any uncured breaches.] [Alternatively, the depositor will be permitted, in a circumstance where it would otherwise be required to purchase a secured note as described in the preceding sentence, to instead substitute a comparable secured note backed by a lease asset for the related secured notes backing a lease asset, subject to satisfaction of the criteria [insert applicable criteria] for that lease asset.]

In the administration agreement, the administrator will covenant that:

•	except as contemplated in the administration agreement and the other Transfer Agreements and Servicing Agreements, the administrator will not release in whole or in part any part of the ABLT trust estate from the security interest securing the secured notes and

•	it will not impair the rights or security interest of the depositor, the issuing entity , the AART indenture trustee, the AART owner trustee, the noteholders, the certificateholders or any other interested party in and to the secured notes and other property transferred pursuant to the pooling agreement and the trust sale agreement.

As of the last day of the second, or, if the administrator so elects the first, month following the date on which the administrator has discovered or received notice of a breach of any covenant that materially and adversely affects any secured note, unless the breach is cured in all material respects, the administrator will make an Administrative Purchase Payment for that secured note. This repurchase obligation constitutes the sole remedy against the administrator available to the depositor, the issuing entity, the AART indenture trustee, the AART owner trustee or any other interested party for any uncured breach.

Pursuant to the administration agreement, the administrator will maintain accounts and records relating to the secured notes. Uniform Commercial Code financing statements reflecting the sale and assignment of the secured notes to the issuing entity and the pledge of the secured notes by the issuing entity to the AART indenture trustee will be filed, and the administrator’s accounting records and computer files will reflect that sale and assignment.

[Additional Allocations of Lease Assets

In addition to lease assets that ABLT allocates to the 20    -SN pool on the initial closing date as described above under “—Allocation of Lease Assets and Sale and Assignment of Secured Notes—Allocation of Lease Assets,” ABLT may also allocate lease assets to the 20    -SN pool on one or more later dates under the allocation agreement during the revolving period. The revolving period will not exceed three years in length from the initial closing date. ABLT will allocate those lease assets to the 20    -SN pool on substantially the same terms that it allocated the initial Lease Assets on the initial closing date.

On the initial closing date, the issuing entity will apply the net proceeds received from the sale of its notes to pay the depositor for the secured notes that are sold to the issuing entity, the depositor will pay Ally Bank for the secured notes sold to it and ABLT will issue the secured notes to Ally Bank in exchange for the delivery by Ally Bank of a specified principal amount of the revolving secured note to ABLT and a release by Ally Bank of the Lease Assets to be allocated to the 20    -SN pool from the lien created under the intercompany advance and security agreement. Ally Bank will make a deposit in an additional funding account and the issuing entity will make initial deposits in other trust accounts. ABLT will allocate additional lease assets to the 20    -SN pool from time to time during the additional funding period, as described further in this prospectus. If the depositor receives a tax opinion confirming the tax status of the issuing entity, ABLT may also allocate additional lease assets to the 20    -SN pool at a later closing date and, concurrently with this allocation, the ABLT indenture trustee will increase the aggregate Secured Note Principal Balance of the secured notes held by the issuing entity by a corresponding amount and the AART indenture trustee will authenticate and deliver additional notes and certificates of the issuing entity to fund the increase in Secured Note Principal Balance of secured notes. Securityholders will be notified of the purchase of additional lease assets during the revolving period or additional funding period on Form 10-D.]

[The Revolving Period

During the revolving period, noteholders will not receive principal payments. Instead, on each distribution date during the revolving period, the issuing entity will seek to reinvest amounts that would otherwise be distributed as principal in additional secured notes to be purchased from the depositor. These additional secured notes will be secured by additional lease assets allocated by ABLT to the 20    -SN pool.

ABLT will allocate additional lease assets meeting the eligibility requirements described in “The Lease Assets and the Secured Notes—Criteria Applicable to the Selection of Additional Lease Assets During the Revolving Period.” ABLT will issue additional secured notes in an amount equal to the Secured Note Percentage of the initial Aggregate ABS Value of those additional lease assets. ABLT will seek to make lease assets available for allocation as additional lease assets in an amount approximately equal to the amount of the available funds, but it is possible that ABLT will not have sufficient additional lease assets for this purpose. Any portion of available funds that is not used to allocate additional lease assets on a distribution date during the revolving period will be deposited into the accumulation account and applied on subsequent distribution dates in the revolving period to allocate additional lease assets. Noteholders will be notified of the allocation of additional lease assets on Form 10-D.

The amount of additional lease assets as a percentage of the aggregate lease asset pool will be determined by the amount of cash available from payments and prepayments on existing lease assets. There are no stated limits on the amount of additional lease assets allowed to be allocated during the revolving period in terms of either dollars or percentage of the initial lease asset pool. Further, there are no requirements regarding minimum amounts of additional lease assets that can be allocated during the revolving period.

The revolving period consists of the monthly periods beginning with the [                    ] monthly period and ending with the [                    ] monthly period and the related distribution dates. Allocations of in additional lease assets will be made on each distribution date related to those monthly periods. The revolving period will terminate sooner if an early amortization event occurs in one of those monthly periods, in which case the amortization period will begin and no allocation of additional lease assets will be made on the related distribution date. During the amortization period, noteholders will be entitled to receive principal payments in accordance with the priorities set forth below in “—Distributions on the Notes.”

An “early amortization event” will occur if:

•	[the amount on deposit in the reserve account is less than the Reserve Account Required Amount for two consecutive months,]

•	[after payment of the Aggregate ABS Value of additional lease assets on any distribution date, the amount on deposit in the accumulation account exceeds 1.00% of the Aggregate ABS Value of the initial lease assets,]

•	an AART event of default occurs as described under “The Notes—The AART Indenture—AART Events of Default; Rights upon AART Event of Default” in this prospectus or

•	an administrator default occurs as described under “The Transfer Agreements and Servicing Agreements—Administrator Default” in this prospectus.

[The occurrence of an early amortization event is not necessarily an AART event of default.] [Insert any additional disclosure required by Item 1111(g) of Regulation AB.]]

[The Additional Funding Period

[On the [initial] closing date, $[        ] will be deposited from the proceeds of the sale of the notes into the additional funding account which will be included in the issuing entity assets. The amount deposited from the proceeds of the sale of the notes into the additional funding account is not more than [50]% of the proceeds of the offering and represents [    ]% of the initial aggregate ABS Value of the [initial] lease assets (including the expected initial aggregate ABS Value of the subsequent lease assets. During the additional funding period, Ally Bank will allocate subsequent lease assets to ABLT and issue related subsequent secured notes to Ally Bank, the depositor will sell subsequent secured notes to the issuing entity and the issuing entity will acquire subsequent secured notes on a funding date, so long as certain conditions precedent are satisfied and the subsequent lease assets satisfy the same eligibility criteria as the lease assets transferred to ABLT on the [initial] closing date. See “The Lease Assets and the Secured Notes—Criteria Applicable to the Selection of [Initial] Lease Assets” in this prospectus. Funding dates may occur no more than once per calendar week during the additional funding period. Noteholders will be notified of the allocation of subsequent lease assets on Form 10-D.

The amount of funds withdrawn from the additional funding account for the acquisition of subsequent secured notes on a funding date will be equal to [    ]% of the aggregate ABS Value of the subsequent lease assets being allocated by ABLT to the 20    -SN pool on that funding date. The underwriting criteria for subsequent lease assets are expected to be substantially the same as those for the [initial] lease assets allocated by ABLT to the 20    -SN pool on the [initial] closing date and thus it is expected that the characteristics of the subsequent lease assets allocated during the additional funding period will not vary materially from the characteristics of the [initial] lease assets on the [initial] closing date.

The additional funding period will begin on the [initial] closing date and will end on the earliest to occur of:

•	[ ] full calendar months following the [initial] closing date,

•	the date on which the amount in the additional funding account is $[ ] or less, or

•	the occurrence of an AART event of default.

On the first distribution date following the termination of the additional funding period, the AART indenture trustee will withdraw any remaining funds on deposit in the additional funding account (excluding investment earnings or income) and pay those remaining funds to the noteholders].

Amounts on deposit in the additional funding account will be invested by the AART indenture trustee at the direction of the administrator in specified eligible investments and investment earnings therefrom will be deposited into the AART collection account as part of the Total Available Amount on each distribution date. See “The Transfer Agreements and Servicing Agreements—Investment of Funds” in this prospectus.

In connection with each allocation of subsequent lease assets, officers on behalf of the servicer, the depositor, the administrator and the issuing entity will certify that the requirements summarized above are met with regard to that additional funding. Neither the rating agencies hired to rate the notes nor any other person (other than the servicer, the depositor, the administrator and the issuing entity) will provide independent verification of that certification.] [Insert any additional disclosure required by Item 1111(g) of Regulation AB.]

Removal of Lease Assets

Following the occurrence of specified uncured breaches of covenants by the servicer, or specified uncured breaches of representations and warranties by ABLT under the allocation agreement, ACOL LLC, Ally Bank or the servicer, as applicable, will be obligated to remove or purchase one or more lease assets from ABLT at a price equal to the Warranty Payment or the Administrative Purchase Payment, as applicable. For a description of when removals or purchases may be required, see “The Transfer Agreements and Servicing Agreements—Allocation of Lease Assets and Sale and Assignment of Secured Notes” in this prospectus. See also “Risk Factors—Timing of Principal Payments on Your Notes is Uncertain” in this prospectus. Noteholders will be notified of any removal or purchase of lease assets by ACOL LLC, Ally Bank or the servicer on Form 10-D.

Advances by the Servicer

The servicer, in its sole discretion, may (but shall have no obligation to) make an Advance under the servicing agreement to cover the shortfalls of collections on the leases and leased vehicles specified below.

Monthly Payment Advances. For each lease asset other than an Extended Lease or a lease asset that has been removed or purchased due to a breach of a representation, warranty or covenant, if there is a shortfall in the Monthly Lease Payment on that lease asset, after application of Payments Ahead on the lease assets applied in the current month, then the servicer may (but shall have no obligation to) advance an amount equal to that shortfall. If the Monthly Remittance Condition is not satisfied, the servicer will deposit any Advances to cover these Monthly Lease Payment shortfalls in the ABLT collection account on the second business day of the following Monthly Period. If the Monthly Remittance Condition is satisfied, the servicer will deposit any Advances in the ABLT collection account on or before the business day before the related distribution date.

The servicer automatically makes Advances of Monthly Lease Payments for all lease assets that are not in default.

Residual Advances. For each lease that terminated by having reached its scheduled lease end date 120 days or more prior to the end of that month and for which the related vehicle that has not been sold during or prior to that month, the servicer in its sole discretion, may (but shall have no obligation to) advance an amount equal to the lesser of (1) the Lease Residual for the related vehicle, reduced, in the case of any lease asset that is an Extended Lease, by the aggregate amount of any Extended Lease Payments on that lease asset received by the servicer since the scheduled lease end date of that lease asset, and (2) the amount that the servicer, in its sole discretion, has estimated will be recoverable from the sale or other disposition of the vehicle related to that lease. If the Monthly Remittance Condition is satisfied, the servicer will deposit any Advances in the ABLT collection account on or before the related distribution date. If the Monthly Remittance Condition is not satisfied, the servicer will deposit any Advances to cover these Lease Residual shortfalls in the ABLT collection account on the second business day of the following month.

Subject to the release of its claim for reimbursement, the servicer will be reimbursed for Outstanding Advances on a lease asset from collections and recoveries on that lease asset.

When the servicer determines that it will not recover any Outstanding Advances on any lease asset from collections and recoveries on that lease asset, the servicer will be entitled to be reimbursed from any collections and recoveries from any other lease assets in the 20    -SN pool.

Accounts

ABLT Trust Accounts. The servicer will establish and maintain the following accounts:

•	the ABLT collection account, in the name of the ABLT indenture trustee on behalf of the ABLT indenture trustee, the ABLT owner trustee, ACOL LLC and the AART indenture trustee, into which all payments made on or with respect to the lease assets will be deposited,

•	the Payment Ahead Servicing Account in the name of the ABLT indenture trustee on behalf of the lessees, which will not be property of ABLT, into which all Payments Ahead will be deposited if the Monthly Remittance Condition is not satisfied and

•	an ABLT reserve account, which will be a segregated trust account held by the ABLT indenture trustee on behalf of the AART indenture trustee, the ABLT indenture trustee, the ABLT owner trustee and ACOL LLC, into which amounts described under “The Transfer Agreements and Servicing Agreements—Distributions on the Secured Notes—Priorities for Distributions from the ABLT Collection Account” in this prospectus.

The Payment Ahead Servicing Account will initially be maintained in the trust department of the ABLT indenture trustee or, if applicable, by such other party as is identified in this prospectus.

The servicer will establish and maintain the ABLT reserve account, which will be held by the ABLT indenture trustee for the benefit of the AART indenture trustee, the ABLT indenture trustee, the ABLT owner trustee and ACOL LLC and which will not be included in the property of ABLT. The ABLT reserve account will be funded by an initial deposit by the noteholders on the [initial] closing date in the amount set forth under “—Credit

Enhancement—ABLT Reserve Account” and on each distribution date thereafter up to the Reserve Account Required Amount. On each distribution date, the servicer will deposit into the ABLT reserve account the amount of collections on the lease assets remaining on each distribution date after the payment of the total servicing fee due to the servicer and the distributions and allocations required under the ABLT indenture on that date. Amounts on deposit in the ABLT reserve account will be applied to make payments to the AART indenture trustee, the ABLT indenture trustee, the ABLT owner trustee and ACOL LLC on the secured notes and shortfalls in the AART collection accounts and to the servicer. Generally, to the extent that amounts on deposit in the ABLT reserve account exceed the Reserve Account Required Amount, that excess may be paid to ACOL LLC under the ABLT indenture. Upon any distribution to ACOL LLC of amounts from the ABLT reserve account, neither the noteholders nor the certificateholders will have any rights in, or claims to, those amounts.

Funds in the ABLT collection account and the ABLT reserve account [and such other accounts as may be designated in this prospectus] will be invested as provided in the servicing agreement in Eligible Investments. Eligible Investments are generally limited to investments acceptable to the rating agencies hired to rate the notes at the request of the depositor as being consistent with the rating of the notes. Eligible Investments generally are limited to obligations or securities that mature no later than the business day preceding the next distribution date or, the next distribution date, in the case of investments in the institutions in which the applicable account is maintained or the account owner, the short-term unsecured debt of which has a specified rating, has agreed to advance funds, if necessary, on any distribution date. Eligible Investments in the ABLT reserve account will only be sold to meet shortfalls if the servicer has directed the ABLT indenture trustee to sell the investments and the investments are sold for a price at least equal to or greater than unpaid principal balance thereof. If the amount required to be withdrawn from the ABLT reserve account to cover shortfalls in collections on the lease assets exceeds the amount of cash in the ABLT reserve account, a temporary shortfall in the amounts distributed to the secured notes could result, which could, in turn, increase the average life of the secured notes. Investment earnings on funds deposited in the ABLT trust accounts, net of losses and investment expenses, will be payable to the servicer [or such other party as is designated in this prospectus].

Issuing Entity Accounts. The administrator will establish and maintain the following accounts:

•	the AART collection account, in the name of the AART indenture trustee on behalf of the noteholders and the certificateholders, into which all payments made on or with respect to the secured notes will be deposited,

•	the note distribution account, in the name of the AART indenture trustee on behalf of the noteholders, in which amounts released from the AART collection account and the reserve account [and other credit enhancement] for payment to the noteholders will be deposited and from which all distributions to the noteholders will be made,

•	if the certificates are sold by the depositor, a certificate distribution account, in the name of the AART owner trustee on behalf of the certificateholders, in which amounts released from the AART collection account [and any AART reserve account or other credit enhancement for distribution to the certificateholders] will be deposited and from which all distributions to the certificateholders will be made,

•	[the AART reserve account, which will be a segregated trust account held by the indenture trustee, in which funds will be deposited by the noteholders and from which payments to the noteholders, the certificateholders, the administrator and, in some cases, the depositor, will be made] and

•	[a risk retention reserve account, which will be a segregated trust account held by the AART indenture trustee, in which funds will be deposited by the [depositor] and from which payments to the noteholders and, in some cases, the certificateholders, will be made.]

Funds in the AART collection account, the note distribution account [, the risk retention reserve account and the AART reserve account] will be invested [as provided in the administration agreement][at the direction of the administrator] in Eligible Investments. Eligible Investments are generally limited to investments acceptable to the rating agencies hired to rate the notes at the request of the depositor as being consistent with the rating of the notes.

Eligible Investments generally are limited to obligations or securities that mature no later than the business day preceding the next distribution date or, in the case of the note distribution account, the next distribution date for the notes. [To the extent permitted by the rating agencies hired to rate the notes: Funds on deposit in the AART reserve account to be invested in [Class A] notes, which will not mature prior to the next distribution date, and] Eligible Investments. [Eligible Investments will only be sold to meet shortfalls if they are sold for a price at least equal to the lesser of $         and the unpaid principal balance of the notes held in the AART reserve account unless, following the sale, the amount on deposit in the AART reserve account would be at least equal to the Reserve Account Required Amount. Thus, the amount of cash in the AART reserve account at any time may be less than the balance of the AART reserve account.] If the amount required to be withdrawn from the AART reserve account to cover shortfalls in payments on the secured notes exceeds the amount of cash in the AART reserve account, a temporary shortfall in the amounts distributed to the noteholders or certificateholders could result, which could, in turn, increase the average life of the notes or the certificates.] Investment earnings on funds deposited in the issuing entity accounts, net of losses and investment expenses, will be payable to the administrator.

Eligible Accounts. The issuing entity accounts and ABLT trust accounts will be maintained as either of two types of accounts. The first type of account is a segregated account with an eligible institution. Eligible institutions are:

(1)	the corporate trust department of the ABLT indenture trustee, the ABLT owner trustee, or the AART indenture trustee or the AART owner trustee, as applicable, or

(2)	a depository institution organized under the laws of the United States or any one of the states thereof or the District of Columbia, or any domestic branch of a foreign bank, as long as that depository institution:

(A)	has either (X) a long-term unsecured debt rating acceptable to the rating agencies hired to rate the notes or (Y) a short-term unsecured debt rating or certificate of deposit rating acceptable to the rating agencies hired to rate the notes, and

(B)	has its deposits insured by the Federal Deposit Insurance Corporation or any successor thereto.

The second type of account is a segregated trust account with the corporate trust department of a depository institution organized under the laws of the United States or any one of the states thereof or the District of Columbia, or any domestic branch of a foreign bank. This depository institution must have corporate trust powers and act as trustee for funds deposited in the account and the securities of that depository institution must have a credit rating from each rating agency then rating that institution in one of its generic rating categories which signifies investment grade or such higher rating as required by the rating agencies hired to rate the notes.

Net Deposits

Servicer. As an administrative convenience during monthly periods in which the Monthly Remittance Condition is satisfied, the servicer will be permitted to deposit aggregate Advances and any Warranty Payments and Administrative Purchase Payments for any monthly period net of distributions to be made to the servicer for the secured notes for that monthly period. [Similarly, the servicer may cause to be made a single, net transfer from the ABLT collection account to the Payment Ahead Servicing Account, or vice versa.] The servicer, however, will account to the ABLT indenture trustee and the ABLT owner trustee as if all deposits, distributions and transfers were made individually. In addition, whenever the Monthly Remittance Condition is satisfied, the servicer may retain collections allocable to the secured notes and the AART collection account until the next distribution date, and pending deposit into the AART collection account for the secured notes, these collections may be employed by the servicer at its own risk and for its own benefit and will not be segregated from its own funds. On each distribution date, the servicer, the ABLT indenture trustee and the ABLT owner trustee (or ABLT’s paying agent) will make all distributions, deposits and other remittances on the secured notes for the periods since the previous distribution was to have been made.

Administrator. As an administrative convenience, the administrator may deposit payments on the secured notes and any payments received upon the repurchase of any secured note, for the issuing entity net of distributions to be made to the administrator for the issuing entity for the corresponding period. The administrator, however, will account to the AART indenture trustee, the AART owner trustee, the noteholders and the certificateholders of the issuing entity as if all deposits, distributions and transfers were made individually. On each distribution date, the depositor, the administrator, AART indenture trustee and the AART owner trustee will make all distributions, deposits and other remittances for the notes to the note distribution account of the issuing entity for the periods since the previous distribution was to have been made.

Evidence as to Compliance

ABLT Indenture Trustee. The servicing agreement will provide for delivery to the ABLT indenture trustee, the ABLT owner trustee, the holder of the ABLT equity certificate and the AART indenture trustee, as holder of the secured notes, on or before March 15 (or, if such day is not a business day, the next succeeding business day) of each year, beginning March 15 of the first calendar year following the [initial] closing date, of a certificate signed by an officer of the servicer dated as of December 31 of the immediately preceding calendar year, stating that a review of the activities of the servicer during that preceding 12 month period (or with respect to the first such certificate, such period as shall have elapsed from the [initial] closing date to the date of such certificate) and of the servicer’s performances under the servicing agreement and the other ABLT Basic Documents has been made under such officer’s supervision, and stating to the best of such officer’s knowledge based on such review, that the servicer has fulfilled in all material respects all its obligations under such agreements throughout such period, or, if there has been a default in any material respect in the fulfillment of any obligation, each default known to such officer and the nature and status thereof. The certificate may be provided as a single certificate making the required statements as to more than one servicing agreement. [If the issuing entity is not required to file periodic reports under the Securities Exchange Act of 1934, or any other law, the statement may be furnished on or before April 30 of each year.]

Copies of these certificates may be obtained by the AART indenture trustee, as holder of the secured notes, or the holder of the ABLT equity certificate by a request in writing addressed to the ABLT indenture trustee or ABLT owner trustee.

In the servicing agreement, the servicer will agree to give the rating agencies hired to rate the notes, the ABLT indenture trustee, the ABLT owner trustee, ACOL LLC and the AART indenture trustee, as holder of the secured notes, notice of any event which with the giving of notice or the lapse of time, or both, unless cured, would become a servicer default.

AART Indenture Trustee. The administration agreement requires a firm of independent public accountants to furnish to the issuing entity and the administrator on or before March 15 (or, if such day is not a business day, the next succeeding business day) of each year, beginning March 15 of the first calendar year following the [initial] closing date, a report as to compliance by the administrator during the preceding twelve months ended December 31, or, in the case of the first such report, the period from the [initial] closing date to December 31 of that year, with certain standards relating to the administration of the secured notes, the administrator’s accounting records and computer files for the secured notes and certain other matters[; provided that if the issuing entity is not required to file periodic reports under the Securities Exchange Act of 1934, or any other law, the statement may be furnished on or before April 30 of each year].

The administration agreement will also provide for delivery to the AART owner trustee and the AART indenture trustee, on or before March 15 (or if such day is not a business day, the next succeeding business day) of each year, beginning March 15 of the first calendar year following the [initial] closing date, of a certificate signed by an officer of the administrator dated as of December 31 of the immediately preceding calendar year, stating that the administrator has fulfilled in all material respects its obligations under the administration agreement throughout the preceding twelve months ended December 31, or in the case of the first certificate, the period from the [initial] closing date to December 31 of that year, or, if there has been a default in any material respect in the fulfillment of any obligation, describing each default known to such officer and the nature and status thereof. The certificate may be provided as a single certificate making the required statements as to more than one administration agreement. [If the issuing entity is not required to file periodic reports under the Securities Exchange Act of 1934, or any other law, the statement may be furnished on or before April 30 of each year.]

Copies of these statements and certificates may be obtained by noteholders [or the certificateholders] by a request in writing addressed to the AART indenture trustee [or AART owner trustee, as applicable].

In the administration agreement, the administrator will agree to give the rating agencies hired to rate the notes, the AART indenture trustee and the AART owner trustee notice of any event which with the giving of notice or the lapse of time, or both, unless cured, would become a default by the administrator.

Changes to Servicer; Servicer Indemnification and Proceedings

The servicing agreement will provide that Ally Financial may not resign from its obligations and duties as servicer under the servicing agreement, except upon a determination that Ally Financial’s performance of the duties of servicer is no longer permissible under applicable law. If at the time of resignation a successor servicer has not accepted appointment, the ABLT indenture trustee will assume Ally Financial’s servicing obligations and duties under the servicing agreement. [Costs associated with the resignation of the servicer and the appointment of a successor will be borne by ABLT.]

The servicing agreement will further provide that, except as specifically provided otherwise, neither the servicer nor any of its directors, officers, employees and agents will have any liability to ABLT, the ABLT owner trustee, and the AART indenture trustee for taking any action or for refraining from taking any action under the servicing agreement or any other ABLT Basic Document or for errors in judgment. Neither the servicer nor any of the other persons named in the immediately preceding sentence will be protected against any liability that would otherwise be imposed by reason of willful misfeasance, bad faith or negligence—except errors in judgment—in the performance of the servicer’s duties under the servicing agreement or by reason of reckless disregard of its obligations and duties thereunder. The servicing agreement will further provide that the servicer and its directors, officers, employees and agents will be reimbursed by (x) the ABLT owner trustee for any contractual damages, liability or expense incurred by reason of the ABLT owner trustee’s willful misfeasance, bad faith or gross negligence—except errors in judgment—in the performance of the ABLT owner trustee’s duties thereunder or under the ABLT indenture or ABLT Declaration of Trust or by reason of reckless disregard of its obligations and duties thereunder or under the ABLT indenture or ABLT Declaration of Trust and (y) the ABLT indenture trustee for any contractual damages, liability or expense incurred by reason of the ABLT indenture trustee’s willful misfeasance, bad faith or negligence—except errors in judgment—in the performance of the ABLT indenture trustee’s duties thereunder or any ABLT Basic Document or by reason of reckless disregard of its obligations and duties thereunder or any ABLT Basic Document. The AART indenture trustee and the ABLT owner trustee will not be liable to the servicer for any damages in the nature of special, indirect or consequential damages, however styled, including lost profits. In addition, the servicing agreement will provide that the servicer is under no obligation to appear in, prosecute or defend any legal action that is not incidental to the servicer’s servicing responsibilities under the servicing agreement and that, in its opinion, may cause it to incur any expense or liability. The servicer may, however, undertake any reasonable action that it may deem necessary or desirable in respect of the servicing agreement or any other ABLT Basic Document and the rights and duties of the parties thereto and the interests of the ABLT indenture trustee, the ABLT owner trustee, ACOL LLC, and the AART indenture trustee, as holder of the secured notes, thereunder. If the servicer undertakes any action, the legal expenses and costs of the action and any liability resulting therefrom will be payable from collections received on the lease assets securing the secured notes and the servicer will be entitled to be reimbursed out of the ABLT collection account. Any indemnification or reimbursement will reduce the amount otherwise available for distribution to the secured notes.

Under the circumstances specified in the servicing agreement, any entity (i) into which the servicer may be merged or consolidated, (ii) resulting from any merger or consolidation to which the servicer is a party, (iii) succeeding to the business of the servicer, or (iv) 25% or more of the voting interests of which are owned, directly or indirectly, by General Motors or Ally Financial and which is otherwise servicing Ally Bank’s or its subsidiaries’ receivables or lease assets, which in each of the foregoing cases assumes the obligations of the servicer under the servicing agreement, will be the successor of the servicer under the servicing agreement. So long as Ally Financial acts as servicer, the servicer may at any time delegate any duties as servicer under the servicing agreement to any entity in which 25 % or more of the voting interests are owned, directly or indirectly, by General Motors or Ally

Financial in the aggregate. The servicer may at any time perform specific duties as servicer through subcontractors who are in the business of servicing automotive-related receivables, provided that no such delegating or subcontracting will relieve the servicer of its responsibility for these duties.

Servicer Default

Servicer defaults under the servicing agreement will consist of:

(1)	any failure by the servicer to deposit into any ABLT account any required payment, including, when Ally Financial is servicer, obtaining and depositing Pull Ahead Payments, or when another entity is servicer, depositing Pull Ahead Payments if obtained, or to direct the ABLT indenture trustee to make any required distribution from any ABLT account, which failure continues unremedied for five business days after the earlier of (x) written notice from the ABLT owner trustee or ABLT indenture trustee is received by the servicer and (y) after discovery of the failure by an officer of the servicer,

(2)	any failure by the servicer to duly observe or perform in any material respect any other covenant or agreement in the servicing agreement [(other than the FDIC Rule Covenant)] which failure materially and adversely affects the rights of the secured noteholders and which continues unremedied for 90 days after the earlier of (x) written notice thereof is received by the servicer and (y) discovery of the failure by an officer of the servicer and

(3)	events of bankruptcy, insolvency or receivership of the servicer by the servicer indicating its insolvency, reorganization pursuant to bankruptcy proceedings, or inability to pay its obligations.

Notwithstanding the foregoing, there will be no servicer default where a servicer default would otherwise exist under clause (1) above for a period of an additional ten business days or under clause (2) for a period of an additional 60 days if the delay or failure giving rise to the default was caused by an act of God or other similar occurrence. Upon the occurrence of any of these events, the servicer will not be relieved from using its best efforts to perform its obligations in a timely manner in accordance with the terms of the servicing agreement and the allocation agreement and the servicer will provide the ABLT indenture trustee, the ABLT owner trustee, ACOL LLC and the AART indenture trustee, as holder of the secured notes, prompt notice of the failure or delay by it, together with a description of its efforts to so perform its obligations.

Rights Upon Servicer Default

As long as a servicer default under the servicing agreement remains unremedied, the ABLT indenture trustee may terminate all the rights and obligations of the servicer under the servicing agreement, at which time the ABLT indenture trustee will succeed to all the responsibilities, duties and liabilities of the servicer under those agreements and will be entitled to similar compensation arrangements. If the ABLT indenture trustee is unwilling to so act, it may, and if it is unable to so act, it will appoint, or petition a court of competent jurisdiction for the appointment of, a successor with a net worth of at least $100,000,000, having the long-term unsecured debt rating specified in the servicing agreement, and whose regular business includes the servicing of motor vehicle installment contracts, leases or similar receivables and which satisfies the other criteria set forth in the servicing agreement. The ABLT indenture trustee may make those arrangements for compensation to be paid, which in no event may be greater than the servicing compensation to the servicer under the servicing agreement. If the servicer is terminated under the servicing agreement, the servicer must transfer to the ABLT indenture trustee for administration by it of all cash amounts held at that time by the servicer on behalf of the secured noteholders for deposit.

Waiver of Past Defaults of Servicer

The AART indenture trustee, as holder of the secured notes, may waive any default by the servicer in the performance of its obligations under the servicing agreement and its consequences. No waiver will impair the AART indenture trustee’s rights, as holder of the secured notes, for subsequent defaults.

Changes to Administrator; Administrator Indemnification and Proceedings

The administration agreement will provide that Ally Financial may not resign from its obligations and duties as administrator under the administration agreement, except upon a determination that Ally Financial’s performance of those duties is no longer permissible under applicable law. That resignation will not become effective until the AART indenture trustee or a successor administrator has assumed Ally Financial’s administrative obligations and duties under the administration agreement.

The administration agreement will further provide that, except as specifically provided otherwise, neither the administrator nor any of its directors, officers, employees and agents will have any liability to the issuing entity or the noteholders or certificateholders of the issuing entity for taking any action or for refraining from taking any action under the administration agreement, the trust agreement or the AART indenture or for errors in judgment. Neither the administrator nor any of the other persons named in the immediately preceding sentence will be protected against any liability that would otherwise be imposed by reason of willful misfeasance, bad faith or negligence—except errors in judgment—in the performance of the administrator’s duties thereunder or by reason of reckless disregard of its obligations and duties thereunder. The administration agreement will further provide that the administrator and its directors, officers, employees and agents will be reimbursed by the AART indenture trustee or the AART owner trustee, as applicable, for any contractual damages, liability or expense incurred by reason of that trustee’s willful misfeasance, bad faith or negligence (gross negligence in the case of the AART owner trustee)—except errors in judgment—in the performance of that trustee’s duties thereunder or by reason of reckless disregard of its obligations and duties thereunder or under the trust agreement or the AART indenture. The AART indenture trustee and the AART owner trustee will not be liable to the administrator for any damages in the nature of special, indirect or consequential damages, however styled, including lost profits. In addition, the administration agreement will provide that the administrator is under no obligation to appear in, prosecute or defend any legal action that is not incidental to the administrator’s administrative responsibilities under the administration agreement and that, in its opinion, may cause it to incur any expense or liability. The administrator may, however, undertake any reasonable action that it may deem necessary or desirable in respect of the administration agreement and the rights and duties of the parties and the interests of the noteholders and the certificateholders thereunder. If the administrator undertakes any action, the legal expenses and costs of the action and any liability resulting therefrom will be expenses, costs and liabilities of the issuing entity, and the administrator will be entitled to be reimbursed out of the AART collection account. Any indemnification or reimbursement will reduce the amount otherwise available for distribution to the noteholders and the certificateholders.

Under the circumstances specified in the administration agreement, any entity (i) into which the administrator may be merged or consolidated, (ii) resulting from any merger or consolidation to which the administrator is a party, (iii) succeeding to the business of the administrator, or (iv) 25% or more of the voting interests of which are owned, directly or indirectly, by Ally Financial or General Motors, in the aggregate, which in each of the foregoing cases assumes the obligations of the administrator under the administration agreement, will be the successor of the administrator under the administration agreement. So long as Ally Financial acts as administrator, the administrator may at any time delegate any duties as administrator under the administration agreement to any entity in which 25% or more of the voting interests are owned, directly or indirectly, by General Motors or Ally Financial in the aggregate. The administrator may at any time perform specific duties as administrator through independent contractors or subcontractors who are in the business of servicing or providing services to the servicers of motor vehicle retail leases, provided that no such delegating, independent contracting or subcontracting will relieve the administrator of its responsibility for those duties.

Administrator Default

Administrator defaults under the administration agreement will consist of:

(1)	any failure by the administrator to deliver to the AART indenture trustee for deposit into any of the AART collection account or note distribution account, any required payment or distribution, which failure continues unremedied for five business days after (x) written notice from the AART indenture trustee or the AART owner trustee is received by the administrator or (y) discovery of that failure by an officer of the administrator,

(2)	any failure by the administrator to duly observe or perform in any material respect any other covenant or agreement in the administration agreement, the trust agreement or the AART indenture ](other than the FDIC Rule Covenant)], which failure materially and adversely affects the rights of the noteholders or the certificateholders and which continues unremedied for 90 days after the giving of written notice of that failure to the administrator by the AART indenture trustee or the AART owner trustee or to the AART indenture trustee or the AART owner trustee by the holders of not less than 25% of the Controlling Class, measured by outstanding principal amount, and

(3)	events of bankruptcy, insolvency or receivership of the administrator by the administrator indicating its insolvency, reorganization pursuant to bankruptcy proceedings, or inability to pay its obligations.

Notwithstanding the foregoing, there will be no administrator default where an administrator default would otherwise exist under the clause (1) above for a period of an additional ten business days or under clause (2) for a period of an additional 60 days if the delay or failure giving rise to the default was caused by an act of God or other similar occurrence. Upon the occurrence of any of those events, the administrator will not be relieved from using its best efforts to perform its obligations in a timely manner in accordance with the terms of the administration agreement and the administrator will provide the AART indenture trustee, the AART owner trustee, the depositor and the noteholders prompt notice of that failure or delay by it, together with a description of its efforts to so perform its obligations.

Rights Upon Administrator Default

As long as an administrator default under the administration agreement remains unremedied, the AART indenture trustee or holders of notes evidencing not less than a majority in principal amount of the Controlling Class may terminate all the rights and obligations of the administrator under the administration agreement. If the notes have been paid in full and the AART indenture has been discharged with respect thereto, the AART owner trustee or the holders of certificates evidencing not less than a majority of the voting interests of the outstanding certificates other than certificates owned by the depositor, the issuing entity, Ally Bank or any of their respective affiliates, may cause the termination of all the rights and obligations of the administrator under the administration agreement. In either case, upon the termination of the rights and obligations of the administrator, the AART indenture trustee will succeed to all the responsibilities, duties and liabilities of the administrator under those agreements and will be entitled to similar compensation arrangements. If the AART indenture trustee is unwilling to so act, it may, and if it is unable to so act, it will appoint, or petition a court of competent jurisdiction for the appointment of, a successor with a net worth of at least $100,000,000 and whose regular business includes the servicing of automotive loans, leases or similar receivables and which satisfies the other criteria set forth in the administration agreement. The AART indenture trustee may make those arrangements for compensation to be paid, which in no event may be greater than the administration compensation to the administrator under the administration agreement. If the administrator is terminated under the administration agreement, the administrator must transfer to the AART indenture trustee for administration by it all cash amounts held at that time by the administrator on behalf of the noteholders for deposit and to the AART owner trustee for administration by it all cash amounts held at that time by the administrator on behalf of the certificateholders for deposit.

Waiver of Past Defaults of Administrator

The holders evidencing at least a majority in principal amount of the Controlling Class may, on behalf of all the noteholders and certificateholders, waive any administrator default in the performance of its obligations under the administration agreement and its consequences. The holders, however, cannot waive a default by the administrator in making any required deposits to or payments from any of the issuing entity accounts or the Certificate Distribution Account in accordance with the administration agreement. No waiver will impair the noteholders’ or certificateholders’ rights regarding subsequent defaults.

Amendment

Each of the Transfer Agreements and Servicing Agreements may be amended by the parties thereto without the consent of the noteholders or certificateholders:

•	to cure any ambiguity,

•	to correct or supplement any provision of those agreements that may be defective or inconsistent with any other provision of those agreements or in any other related agreement,

•	to add or supplement any credit, liquidity or other enhancement arrangement for the benefit of noteholders or certificateholders, provided that, if any addition affects any class of noteholders or certificateholders differently from any other class of noteholders or certificateholders, then the addition will not, as evidenced by an opinion of counsel, adversely affect in any material respect the interests of any class of noteholders or certificateholders,

•	to add to the covenants, restrictions or obligations of the depositor, the administrator, the AART owner trustee, the AART indenture trustee, the servicer, the ABLT owner trustee or the ABLT indenture trustee or

•	to add, change or eliminate any other provisions of those agreements in any manner that will not, as evidenced by an opinion of counsel, adversely affect in any material respect the interests of the noteholders or the certificateholders.

Each of the Transfer Agreements and Servicing Agreements may also be amended by the parties thereto with the consent of (1) the holders of at least a majority in outstanding principal amount of the Controlling Class, in the case of the pooling agreement, the trust sale agreement and the administration agreement and (2) the holders of at least a majority in principal amount of the Controlling Class and, if any person other than the depositor or its affiliate or, in the case of the ABLT servicing agreement, ACOL LLC, holds any certificates, the holders of at least a majority of the voting interests of the certificates in the case of the trust agreement and (3) the AART indenture trustee, as holder of the secured notes, in the case of the ABLT servicing agreement and the allocation agreement, for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the agreement or of modifying in any manner the rights of the noteholders or certificateholders. No amendment may, without the consent of all noteholders:

(1)	change the due date of any installment of principal of or interest on the notes, reduce the principal amount of the notes, the interest rate applicable to the notes or the redemption price of the notes, change any place of payment where any notes or any distribution on the notes is payable or

(2)	reduce the percentage required of noteholders or certificateholders to consent to any amendment without the consent of all of the noteholders or certificateholders, as the case may be.

Distribution of Assets Following Payment in Full of the Notes

Following payment in full of the notes and payment of all liabilities of the issuing entity in accordance with applicable law, any remaining assets of the issuing entity will be distributed to the certificateholders.

Insolvency Events

The ABLT Declaration of Trust provides that neither ABLT nor the ABLT owner trustee has the power to commence a voluntary proceeding in bankruptcy relating to ABLT without the approval of all ABLT certificateholders. Under no circumstance will the ABLT owner trustee commence any bankruptcy proceeding prior to the date that is one year and one day after the termination of ABLT. In the servicing agreement, the servicer will agree that it will not, for a period of one year and one day after the payment in full of all related secured notes, institute against ABLT any bankruptcy, reorganization or other proceeding under any federal or state bankruptcy or similar law.

The trust agreement will provide that the AART owner trustee does not have the power to commence a voluntary proceeding in bankruptcy relating to the issuing entity without the unanimous prior approval of all certificateholders, including the depositor. Under no circumstance, however, will the AART owner trustee commence any bankruptcy proceeding prior to the date that is one year and one day after the termination of the issuing entity. In the administration agreement, the depositor and the administrator will agree that the depositor and the administrator will not, for a period of one year and one day after the final distribution on the notes and certificates, institute against the issuing entity or ABLT any bankruptcy, reorganization or other proceeding under any federal or state bankruptcy or similar law.

Certificateholder Liability; Indemnification

ABLT Certificateholders. Under the ABLT Declaration of Trust, certificateholders have no personal liability for any liability or obligation of ABLT.

The servicing agreement will provide that the servicer will indemnify (1) ABLT, the ABLT indenture trustee and the ABLT owner trustee against any taxes that may be asserted against them for the transactions contemplated in the ABLT transaction documents, other than taxes for the sale of the lease assets or secured notes, the ownership of the lease assets or the receipt of payments on secured notes or other compensation, (2) ABLT, the ABLT indenture trustee, the ABLT owner trustee, ACOL LLC and the AART indenture trustee, as holder of the secured notes, against all losses arising out of the use or operation by any lessee or by the servicer or any affiliate of the servicer of any vehicle related to a leased asset securing a secured note, (3) ABLT, the ABLT indenture trustee, the ABLT owner trustee, ACOL LLC and the AART indenture trustee, as holder of the secured notes, against losses arising out of the negligence, willful misfeasance or bad faith of the servicer in the performance of its duties under the servicing agreement and the other ABLT transaction documents or by reason of its reckless disregard of its obligations and duties set forth in those agreements and (4) the ABLT indenture trustee and the ABLT owner trustee against all losses arising out of the acceptance or performance of its duties under the transaction documents, including any judgment, award, settlement, reasonable attorneys’ fees and other costs or expenses incurred in connection with the defense of any actual or threatened action, proceeding or claim. Neither the ABLT indenture trustee nor ABLT owner trustee will be so indemnified if those acts or omissions or alleged acts or omissions constitute willful misfeasance, bad faith or negligence by the ABLT indenture trustee or the ABLT owner trustee, as applicable.

AART Certificateholders. Under the trust agreement, certificateholders will be entitled to the same limitation of personal liability extended to stockholders of for profit corporations under the Delaware General Corporation Law.

The administration agreement will provide that the administrator will indemnify: (1) the AART indenture trustee, the AART owner trustee, the issuing entity, the noteholders and the certificateholders from and against any and all losses arising out of or resulting from the use, ownership or operation of any vehicle related to that series by VAULT, ABLT, Ally Bank, the administrator or any affiliate of any of them; (2) the AART indenture trustee, the AART owner trustee and the issuing entity against any taxes that may be asserted against them for the transactions contemplated in the AART Related Documents, other than taxes on the sale of the secured notes, the issuance and sale of the notes and certificates, the ownership of the secured notes, income taxes arising out of distributions on the notes and certificates, and fees and other compensation payable to such person; (3) the AART indenture trustee, the AART owner trustee, the noteholders, the certificateholders and the issuing entity, against all losses arising out of the negligence, willful misfeasance or bad faith of the administrator in the performance of its duties under the administration agreement or by reason of its reckless disregard of its obligations and duties set forth in those agreements; and (4) the AART indenture trustee and the AART owner trustee against all losses arising out of the acceptance or performance of its duties under the AART Related Documents, the performance of the AART owner trustee’s duties under the trust agreement or the performance of the AART indenture trustee or the AART owner trustee’s duties under the AART Related Documents, except to the extent that such loss is due to willful misfeasance, bad faith or negligence of the AART indenture trustee or the AART owner trustee, as applicable.

Termination

The issuing entity will terminate upon the final distribution by the AART indenture trustee and the AART owner trustee of all monies and other property of the issuing entity in accordance with the terms of the trust agreement, the AART indenture and the trust sale agreement, including in the case of the exercise by the servicer of its purchase option as described below. Upon termination of the issuing entity and payment or deposit of all amounts to be paid to the securityholders, any remaining assets of the issuing entity [and any amounts remaining on deposit in the AART reserve account] will be paid to the depositor.

Servicer Purchase Option. In order to avoid excessive administrative expense, if the Aggregate ABS Value of lease assets related to secured notes held by the issuing entity is less than or equal to [    ]% of the Initial ABS Value of the lease assets, [the servicer or its successor] will be permitted to purchase from ABLT all remaining lease assets in the 20     -SN pool and other ABLT trust assets. This purchase is at the option of the servicer and would be calculated as of the last day of any monthly period. The purchase price paid by the servicer would be equal to the Aggregate ABS Value of the pool of lease assets on the date of purchase. If the servicer exercises this option, all outstanding secured notes will be retired and discharged and the funds received from the servicer will be applied to redeem any outstanding notes [and, the certificates at a price equal to their remaining principal balance,] plus accrued and unpaid interest thereon[, and any amounts payable by the issuing entity under any interest rate swaps]. Any subsequent distribution to certificateholders of all amounts required to be distributed to them pursuant to the trust agreement will effect early retirement of the certificates. The servicer will give written notice of the purchase of the pool of lease assets to the ABLT indenture trustee, the VAULT Trustee and the holder of the secured notes.

[Administrator Purchase Option. The administrator has an option to purchase the secured notes. The option may be exercised on any distribution date on which, and for both of (but not less than both of) the secured notes at such time as, the Aggregate ABS Value of the lease assets is equal to or less than [    ]% of the Initial ABS Value of the lease assets. The purchase price will be at least equal to the unpaid principal balance of the secured notes, plus accrued and unpaid interest on the secured notes through the end of the calendar month in which the purchase occurs, plus any unpaid administration fee after giving effect to a redemption of the secured notes. The amount paid by the administrator for the purchase will constitute collections on the secured notes, and will be applied in the same manner as other collections.]

Credit Enhancement

Subordination of Interests. The subordination of the Class B Notes, the Class C Notes and the Class D Notes in priority of payments to the Class A Notes provides additional credit enhancement to the holders of the Class A Notes. The subordination of the Class C Notes and the Class D Notes in priority of payments to the Class B Notes provides additional credit enhancement to the holders of the Class B Notes. The subordination of the Class D Notes in priority of payments to the Class C Notes provides additional credit enhancement to the holders of the Class C Notes. For a further description of the subordination of the notes, see “The Notes—Payments of Principal” and “The Notes—Payments of Interest.”

[AART Reserve Account. Amounts on deposit in an AART reserve account, if any, will be applied to make payments to noteholders and certificateholders, in accordance with the priority of payments to the extent those amounts remain unsatisfied after the application of collections and other available funds in accordance with the priority of payments. The AART reserve account provides credit enhancement by adding an additional potential source of funds available to make payments on the securities.]

ABLT Reserve Account. Amounts on deposit in the ABLT reserve account will be applied to make payments to the secured noteholders in accordance with the priority of payments to the extent those amounts remain unsatisfied after the application of collections and other available funds in accordance with the priority of payments. An ABLT reserve account provides credit enhancement by adding an additional potential source of funds available to make payments on the secured notes. Pursuant to the servicing agreement, the servicer will establish the reserve account with the ABLT indenture trustee. The reserve account will be funded by an initial deposit on the [initial] closing date of $[        ], which equals [    ]% of the Initial ABS Value of the lease assets. The “Reserve Account Required Amount” for any distribution date is an amount equal to the lesser of[: (1) [$        ][the sum of (i) [    ]% of the initial Aggregate ABS Value of the lease assets and (ii) [    ]% of the Aggregate ABS Value at the close of business on the last day of the related monthly period and (2)] the outstanding principal balance of the notes. On each distribution date the amount withdrawn from the ABLT reserve account will be applied as described under “The Secured Notes—Distributions on the Secured Notes—Monthly Withdrawals from and Deposits to the ABLT Collection Account” in this prospectus. If the amount on deposit in the ABLT reserve account on any distribution date, after giving effect to all other deposits or withdrawals from the reserve account on that distribution date, is greater than the Reserve Account Required Amount for that distribution date, the servicer will pay the amount of the excess to the holder of the equity certificates of ABLT. Upon this distribution, none of the issuing entity or the noteholders will have any rights in, or claims to, those amounts.

Overcollateralization. The Aggregate ABS Value of all lease assets securing the secured notes held by the issuing entity, discounted by the Discount Rate, will exceed the aggregate principal balance of the securities issued by the issuing entity. See “Summary—The Lease Assets” in this prospectus. This excess creates credit enhancement by allowing for some amount of losses on the lease assets before a shortfall in funds available to make payments on the securities would occur. As of the [initial] closing date, the aggregate Initial ABS Value of the lease assets on the cutoff date will exceed the initial aggregate principal balance of the notes by approximately     %, which is $        . We refer to this dollar amount as the “Aggregate Overcollateralization Amount.” [The application of funds as described in the [    ] priority of distributions is designed to increase over time the amount of overcollateralization as of any distribution date to an aggregate overcollateralization target amount of $        .] [The aggregate overcollateralization target amount will be [    ]% of the initial aggregate ABS Value of the lease assets [during the revolving period].] [The aggregate overcollateralization target amount will be     % of the initial aggregate ABS Value of the lease assets during the amortization period [for as long as the Class [    ] Notes are outstanding. After the Class [    ] Notes are paid in full, the overcollateralization target amount will be reduced to [    ]% of the initial aggregate ABS Value of the lease assets. After the Class [    ] Notes are paid in full, the aggregate overcollateralization target amount will be $        .] See “The Notes—Distributions on the Notes” in this prospectus

The Aggregate Overcollateralization Amount consists of both the AART Overcollateralization Amount and the ABLT Overcollateralization Amount. The “AART Overcollateralization Amount” is $[        ], which equals the excess of the initial aggregate principal amount of secured notes over the initial principal balance of the notes. The “ABLT Overcollateralization Amount” is $[        ], which equals the excess of the aggregate Initial ABS Value of the lease assets on the cutoff date over the initial aggregate principal amount of the secured notes. The AART Overcollateralization Amount is represented by the issuing entity certificates and the ABLT Overcollateralization Amount is represented by the ABLT certificates.

[Cash Advances, Deposits or Letters of Credit. The depositor will fund accounts in addition to the AART reserve account, or may otherwise provide cash advances, deposits or establish letters of credit to provide additional funds that can be applied to make payments on the securities issued by the issuing entity.] [Insert description of cash advances, deposits or letters of credit.]

[Insurance Policy from a Monoline Financial Guarantor. The [Class A] notes will be insured through an insurance policy from a monoline financial guarantor. An insurance policy from a monoline financial guarantor creates credit enhancement because, should the issuing entity fail to make payments on the notes, the monoline financial guarantor will have an unconditional and irrevocable obligation to pay those amounts not paid by the issuing entity. On the [initial] closing date, the [monoline insurer] will issue a financial guaranty insurance policy, or the “policy,” to the AART indenture trustee for the benefit of the [Class A] noteholders. Under this policy, the [monoline insurer] will unconditionally and irrevocably guarantee the following payments due on the [Class A] notes (the “scheduled insurer payments”):

•	interest due on the [Class A] notes on each distribution date,

•	principal on the [Class A] notes to the extent the principal amount of the [Class A] notes would otherwise exceed the ABS Value of the lease assets as of the end of the prior calendar month, after taking into account all reductions in the principal amount of the [Class A] notes funded from other sources and

•	principal due on each class of the [Class A] notes on its final scheduled distribution date, to the extent that the class is not paid in full on or prior to the final scheduled distribution date from other sources.

In addition, the monoline insurer will guarantee to pay any scheduled insurer payment that was subsequently avoided in whole or in part as a preference payment under applicable law. In the event the AART indenture trustee fails to make a claim under the policy, the [Class A] noteholders do not have the right to make a claim directly under the policy, but may compel the AART indenture trustee to do so.

The monthly insurance premiums to be paid to the monoline insurer, any unreimbursed draws made by the monoline insurer under the policy and any other unpaid amounts owed to the monoline insurer under the insurance agreement will be paid from the monthly distributions of the issuing entity.

Information required by Item 1114 will be provided with respect to the monoline insurer.]

The presence of [the AART reserve account and] [the ABLT reserve account] is intended to enhance the likelihood of receipt by the noteholders of the full amount of principal and interest due thereon and to decrease the likelihood that the noteholders will experience losses. The overcollateralization[, cash advances, reserve account] and subordination of interests [, other than an insurance policy issued by a monoline financial guarantor,] will not provide protection against all risks of loss and will not guarantee repayment of the entire principal balance of the notes and interest thereon. [An insurance policy will only provide protection to the holders of [the Class A Notes]]. If shortfalls in available funds occur and exceed the amount covered by overcollateralization[, cash advances, reserve account] and subordination of interests [or are not covered by any insurance policy], securityholders will bear their allocable share of those deficiencies.

Investment of Funds

Collections on the secured notes [and any money held in the accumulation account] are held in accounts with eligible depositary institutions, which accounts are subject to the security interest of the AART indenture trustee for the benefit of the noteholders. These accounts will be established with the AART indenture trustee. All amounts held in the transaction accounts will be invested at the written direction of the administrator.

The administrator will invest and reinvest collections in specified eligible investments. Eligible investments include obligations of the United States, specified demand deposits, time deposits or certificates of deposit of (subject to specified eligibility requirements) any depository institution or trust company incorporated under the laws of the United States or any state thereof (or any domestic branch of a foreign bank) and subject to supervision and examination by federal or state banking or depository institution authorities; commercial paper having, at the time of the investment or contractual commitment to invest therein, a rating from each of the hired rating agencies rating the notes in the highest investment category for short-term unsecured debt obligations or certificates of deposit granted thereby; investments in money market or common trust funds having a rating from each of the hired rating agencies rating the notes in the highest investment category for short-term unsecured debt obligations or certificates of deposit granted thereby; certain bankers’ acceptances issued by any depository institution or trust company and repurchase obligations with respect to any security that is a direct obligation of, or fully guaranteed by, the United States or any agency or instrumentality thereof, the obligations of which are backed by the full faith and credit of the United States; and commercial paper master notes having, at the time of the investment or contractual commitment to invest therein, a rating from each of the hired rating agencies rating the notes in the highest investment category for short-term unsecured debt obligations[; and in any other investment permitted by each of the rating agencies hired to rate the notes]. If a rating agency hired to rate the notes fails to provide a rating for a specified investment, then an equivalent required deposit rating may be obtained from another nationally recognized statistical rating organization.

Unless otherwise permitted by the rating agencies hired to rate the notes, any such eligible investments must mature or if such eligible investment does not mature, be liquidated (A) not later than the business day immediately preceding the next distribution date, or (B) on such next distribution date if either (x) such investment is issued by the institution with which the note distribution account is then maintained or (y) the AART indenture trustee (so long as the short-term unsecured debt obligations of the AART indenture trustee are higher than or equal to a specified level by each rating agency hired to rate the notes (such specified ratings being “R-1 (middle)” by DBRS, “F1” by Fitch, “P-1” by Moody’s and “A-1+” by Standard & Poor’s, as applicable) on the date such investment is made) advances funds on such distribution date to the note distribution account in the amount payable on such investment on such distribution date pending receipt thereof to the extent necessary to make distributions on the notes on such distribution date. Unless the AART indenture trustee objects prior to the time an investment is made, the AART indenture trustee will be deemed to have agreed to make such advance with respect to such investment.

The administrator is entitled to receive all investment earnings (net of losses and investment expenses)[, except for investment earnings on funds in the accumulation account].

The activity in the transaction accounts will be verified by the administrator and the AART indenture trustee.

[Interest Rate [Swaps][Caps]

General. On the [initial] closing date, the issuing entity will enter into an interest rate [swap][cap] with the [swap][cap] counterparty with respect to each floating rate class or tranche of notes, if any. [The issuing entity may, from time to time, enter into additional intrest rate [swaps][caps] with respect to additional classes of floating rate notes, including those notes initially retained by the depositor or an affiliate of the depositor.] We refer to each of these [swaps as a “primary swap.”] [caps as a “primary cap.”] The primary [swaps][caps] are designed to provide the issuing entity protection against adverse movements in interest rates associated with interest paid on each class or tranche of floating rate notes.

[Primary Swaps. Under each primary swap, on the business day prior to the distribution date, the issuing entity will be obligated to pay the swap counterparty an amount based on a fixed interest rate and the swap counterparty will be obligated to pay the issuing entity an amount based on a floating interest rate of [One]-Month LIBOR plus an applicable spread, if any, in each case based upon a notional amount equal to the outstanding principal balance on each class or tranches of floating rate notes. The amount the issuing entity is obligated to pay will be netted against the amount the swap counterparty is obligated to pay under each primary swap. Only the net amount will be due from the issuing entity or the swap counterparty, as applicable. The obligations of the issuing entity and the swap counterparty under the primary swaps are unsecured.]

[Primary Caps. Under each primary cap, on the business day prior to the distribution date, the cap counterparty will be obligated to pay the issuing entity an amount equal to the excess of the interest rate on each class or tranche of floating rate notes over an interest rate equal to One-Month LIBOR plus an applicable spread, which amount will not be less than zero. The obligations of the cap counterparty under the primary caps are unsecured.]

Events of Default/Termination Events. Each primary [swap][cap] will provide for specified events of default and termination events. [Events of default applicable to the issuing entity in respect of primary swaps include, among others:

•	the issuing entity’s failure to make payments due under the applicable primary swap,

•	a merger by the issuing entity without an assumption of its obligations under the applicable primary swap,

•	the occurrence of a bankruptcy related AART Event of Default by the issuing entity under the AART indenture or the occurrence of a non-bankruptcy related AART Event of Default by the issuing entity under the AART indenture after which the notes are declared due and payable and the AART indenture trustee sells the assets of the issuing entity, as described in this prospectus under “The Notes—The AART Indenture—AART Events of Default; Rights Upon AART Event of Default,” and

•	an amendment to the transaction documents that is adverse to the swap counterparty is made without the approval of the swap counterparty where such approval is required.

[There will not be any events of default applicable to the issuing entity under the primary caps.]

Events of default applicable to the [swap][cap] counterparty include, among others:

•	the failure by the [swap][cap] counterparty to make payments due under the applicable primary [swap][cap],

•	the breach by the [swap][cap] counterparty of the agreement evidencing the applicable primary [swap][cap],

•	the existence of a misrepresentation by the swap counterparty in the agreement evidencing the applicable primary [swap][cap],

•	the occurrence of bankruptcy and insolvency events with respect to the [swap][cap] counterparty and

•	a merger by the [swap][cap] counterparty without an assumption of its obligations under the applicable primary [swap][cap].

Termination events applicable to the [swap][cap] counterparty include:

•	failure of the [swap][cap] counterparty (or its credit support provider, if any) to maintain its credit rating at certain levels required by the interest rate [swap][cap] agreement, if so required, which failure may not constitute a termination event if the[swap][cap] counterparty maintains certain minimum credit ratings and, among other things:

•	at its own expense obtains an unconditional guarantee or similar assurance from a guarantor with the appropriate credit rating,

•	posts collateral or

•	assigns its rights and obligations under the interest rate [swap][cap] agreement to a substitute [swap][cap] counterparty that satisfies the eligibility criteria set forth in the interest rate [swap][cap] agreement.

Certain termination events, including illegality and specified tax events, will also apply to both the issuing entity and the [swap][cap] counterparty.

[In the event of the termination of a primary swap, a termination payment may be due, either to the swap counterparty by the issuing entity out of funds that would otherwise be available to make payments on the notes or to the issuing entity by the swap counterparty.] [In the event of the termination of a primary cap, a termination payment will be due to the issuing entity by the cap counterparty.] The amount of the termination payment will be based on a measure of the market value of the [swap][cap] transaction at the time of termination in accordance with procedures set forth in the applicable primary [swap][cap]. The termination payment could be substantial if market interest rates and other conditions have changed materially since the issuance of the notes and certificates.

Replacement of the [Swap][Cap] Counterparty. If an event of default occurs under a primary [swap][cap], the non-defaulting party may elect to terminate that primary [swap][cap]. If certain termination events occur under a primary [swap][cap] as to which the [swap][cap] counterparty is the affected party, the [swap][cap] counterparty must, upon becoming aware of the occurrence of such event, commence using its best efforts, not involving any material expenditure, to arrange for the substitution of another party as [swap][cap] counterparty that is satisfactory to the issuing entity so that the termination event ceases to exist. If certain termination events occur under a primary [swap][cap] as to which the issuing entity is the affected party, the [swap][cap] counterparty must, upon request of the issuing entity, commence using its best efforts, not involving any material expenditure, to arrange for the substitution of another party as [swap][cap] counterparty that is satisfactory to the issuing entity so that the termination event ceases to exist. If, in either such case, the [swap][cap] counterparty fails to effect such a substitution within 20 days of the required date for commencement of such best efforts, the primary [swap][cap] will terminate on the fifth business day following the expiration of such 20 day period unless the [swap][cap] counterparty and the issuing entity agree otherwise.

Amendments to Transaction Documents. The [swap][cap] counterparty will have the right to consent to amendments under the transaction documents that would materially and adversely affect the interests of the [swap][cap] counterparty.

Back-to-Back [Swaps][Caps]. On the [initial] closing date, [Ally Investment Management LLC] will enter into an interest rate [swap][cap] with the [swap][cap] counterparty with respect to each primary [swap][cap]. We refer to each of these [swaps][caps] as a “back-to-back [swap][cap].” Under each back-to-back [swap][cap], [Ally Investment Management LLC] assumes the risk that the lease assets backing the secured notes will prepay at a speed faster or slower than expected, thereby causing the notional principal amount of the [swap][cap] to be less than or greater than expected and the risk that the related primary [swap][cap][and the risk that the issuing entity fails to pay some or all of the amount, if any, owing by the issuing entity to the swap counterparty upon an early termination of the related primary swap], which reduces the cost to the issuing entity of entering into the related primary [swap][cap] with the [swap][cap] counterparty.

The back-to-back [swaps][caps] entered into by [Ally Investment Management LLC] will be separate and independent from the primary [swaps][caps]. Accordingly, an event of default or termination event under a back-to-back [swap][cap] resulting in early termination of the back-to-back [swap][cap] will not cause an early termination of the related primary [swap][cap].

The information under “—[Swap][Cap] Counterparty” has been provided by the [swap][cap] counterparty for use in this prospectus. Except for that section, the [swap][cap] counterparty and its affiliates have not prepared and do not accept responsibility for this prospectus. The information regarding the [swap][cap] counterparty in those sections has been furnished solely to provide limited introductory information regarding the [swap][cap] counterparty and does not purport to be comprehensive.

[Swap][Cap] Counterparty. The [swap][cap] counterparty will be                     .                      is a                      and is an [indirect wholly owned subsidiary] of                     , a                      in                     . [Information with respect to the general charater and business of the [swap][cap] counterparty to be included.]

[Swap][Cap] Agreement Significance Percentage. Based on a reasonable good faith estimate of maximum probable exposure calculated in accordance with Ally Bank’s general risk management procedures, the significance percentage of the interest rate [swap][cap] agreement is less than 10%. [To be inserted if applicable—financial information required by Item 1115 of Regulation AB to the extent any providers of derivative instruments is liable or contingently liable to provide payments representing 10% or more of the cash flow.]]

USE OF PROCEEDS

The net proceeds to be received by the depositor from the sale of the notes on the [initial] closing date will be applied to the purchase of the secured notes from Ally Bank.

CERTAIN FEES AND EXPENSES

Basic Servicing Fee	[1.00]% per annum
[Additional Servicing Fee	[1.00]% per annum]
AART Indenture Trustee Fee	$ per annum plus reasonable expenses
ABLT Indenture Trustee Fee	$ per annum plus reasonable expenses
AART Owner Trustee Fee	$ per annum plus reasonable expenses
ABLT Owner Trustee Fee	$ per annum plus reasonable expenses
Administration Fee	$[0.01]% per annum
Asset Representations Reviewer Fee	$ ] per annum plus reasonable expenses
[Monoline Insurer Fee	[ ] per annum]

The basic servicing fee[, the additional servicing fee] and the administration fee will be paid out of collections from the lease assets on each distribution date to the extent of available funds. In addition, the servicer will be entitled to a supplemental servicing fee, which will not be paid out of collections, and will include late fees, disposition fees, prepayment charges and other administrative fees and expenses collected during the month and investment earnings on the ABLT trust accounts [other than the accumulation account]. The servicer is entitled to be reimbursed out of cash flows on the lease assets for liquidation expenses and other out-of-pocket costs related to liquidation, in the amount that the servicer determines necessary in accordance with its customary procedures to refurbish and dispose of a repossessed leased vehicle. See “Servicing and Administration Procedures—Servicing and Administration Compensation and Payment of Expenses” in this prospectus. In addition to the annual fee listed above, the asset representations reviewer is entitled to an additional fee of $[        ] for each asset which is subject to an asset review for which the asset representations reviewer completes such review. [To the extent not paid by the servicer [or the sponsor], the fees, [indemnities] and reasonable expenses of the ABLT indenture trustee and the ABLT owner trustee will be paid out of collections from the lease assets. To the extent not paid by the administrator [or the sponsor], the fees, [indemnities] and reasonable expenses of the AART indenture trustee, the asset representations reviewer] and the AART owner trustee will be paid out of collections from the notes.] [If the AART indenture trustee assumes the role of administrator or the ABLT indenture trustee assumes the role of servicer, the applicable indenture trustee will be entitled to be paid out of collections for reimbursement of expenses incurred in assuming the role of successor administrator or servicer, as applicable.]

[Other Fees and Expenses

The following table describes the compensation payable to the rating agencies hired to rate the notes for the period beginning with their retention and ending five years after the [initial] closing date. The sponsor will pay the rating agency fees, which include initial fees and surveillance fees. None of these fees will be paid out of the collections on the lease assets. Although we do not anticipate that these fees will change while the notes are outstanding, any changes after the closing will be disclosed to investors on the issuing entity’s monthly statement to noteholders. None of the hired rating agencies retain any risk of loss with respect to the lease assets.

Rating Agency Fees                     [            ]

[MONEY MARKET INVESTMENTS

The Class A-1 Notes will be structured to be “eligible securities” for purchase by money market funds under Rule 2a-7 under the Investment Company Act. Rule 2a-7 includes additional criteria for investments by money market funds, including requirements relating to portfolio maturity, liquidity and risk diversification. If you are a money market fund contemplating a purchase of Class A-1 Notes, you should consult your counsel before making a purchase.]

LEGAL ASPECTS OF THE SECURED NOTES AND THE LEASE ASSETS

Security Interest in the Secured Notes and the Leases and Leased Vehicles

The AART indenture trustee will be the holder of a first priority security interest in the secured notes for the benefit of the holders of the notes and, to the extent provided in the AART indenture, the certificates. Each secured note is secured by a first priority security interest in a pool of underlying leases and leased vehicles, running to the benefit of the holder of the secured notes. The parties to the transaction will take the following steps to effect the perfection of these security interests.

Security Interests in the Secured Notes. The secured notes will be issued by ABLT to Ally Bank in definitive form only or in such other form as may be specified in this prospectus. Until secured notes are released from the lien of the AART indenture, ABLT will agree to deliver secured notes only upon the direction of the AART indenture trustee. The AART indenture trustee will have a perfected security interest in the secured notes assuming that they may be considered to be “chattel paper,” “certificated securities,” “promissory notes” or “payment intangibles” under the Uniform Commercial Code.

The depositor will perfect its interest in the secured notes by Ally Bank’s sale of the secured notes to the depositor and by ABLT’s consent and acknowledgment to the depositor that it recognizes the depositor as the purchaser of the secured notes. The depositor will also perfect its interest by filing a UCC-1 financing statement with the appropriate state authority in Utah, the jurisdiction in which Ally Bank is organized.

The issuing entity will perfect its interest in the secured notes by the depositor’s transfer of the secured notes to the issuing entity and by ABLT’s consent and acknowledgment to the issuing entity that it recognizes the issuing entity as the transferee of the secured notes. The issuing entity will also perfect its interest by filing a UCC-1 financing statement with the appropriate state authority in Delaware, in the jurisdiction in which the depositor is organized.

The AART indenture trustee will have its security interest in the secured notes perfected by the filing of a UCC-1 financing statement by the administrator with the appropriate state authority in the jurisdiction in which the issuing entity was formed—in this case Delaware. The AART indenture trustee will also have its security interest in the secured notes perfected by ABLT delivering possession of the secured notes to the AART indenture trustee or to a custodian as the AART indenture trustee directs. By taking these steps, the secured notes will have been effectively transferred to the AART indenture trustee and the AART indenture trustee will have a perfected security interest in the secured notes if the transfer of the secured notes is considered the transfer or sale of an interest in chattel paper or certificated securities or promissory notes, or the transfer of an interest in payment intangibles, under the Uniform Commercial Code. If the transfer of the secured notes from Ally Bank to the depositor is considered the sale of a payment intangible or the sale of promissory notes, under the Uniform Commercial Code the depositor’s security interest in the secured notes is automatically perfected upon attachment.

Under the Uniform Commercial Code, a successor holder of secured debt will maintain the original holder’s valid lien on the collateral securing that debt. Therefore, to the extent that Ally Bank or ABLT has a valid lien on the underlying leases and leased vehicles, the AART indenture trustee, as pledgee and successor holder of the debt evidenced by the secured notes, will maintain Ally Bank’s or ABLT’s lien on this collateral.

ABLT’s interest in the leases and leased vehicles will, moreover, be assigned and transferred by Ally Bank to the depositor, by the depositor to the issuing entity, and by the issuing entity to the AART indenture trustee at the same time as the interests in the secured notes owned by the issuing entity are transferred. As a precautionary step, the UCC-1 financing statements referred to in the second through fourth paragraphs of this section will include Ally Bank’s lien as additional collateral covered by these financing statements.

Security Interest in the Leases. Under the Uniform Commercial Code, the leases are chattel paper or payment intangibles. The ABLT indenture trustee’s security interest in the leases will be perfected both by filing a UCC-1 financing statement against ABLT in Delaware, the jurisdiction in which ABLT was formed, and by taking possession of the leases. However, Ally Financial will serve as the custodian of the leases and will not physically segregate or mark the leases to indicate that they have been allocated to the 20     -SN pool or that they have been pledged by ABLT to the ABLT indenture trustee as security for the secured notes.

Security Interest in the Leased Vehicles. Legal title to the leased vehicles is held by VAULT, as nominee for Ally Bank, Ally Bank and ABLT. As nominee, VAULT consents to ABLT’s grant of a security interest in the leased vehicles. Under the Uniform Commercial Code, the filing of a financing statement is not required to perfect a security interest in property subject to certificate of title statutes covering automobiles, unless the automobiles are considered to be inventory held for sale or lease by a debtor or leased by the debtor as lessor and the debtor is in the business of selling or leasing goods of that kind. ABLT, as lienholder, perfects its security interest in the leased vehicles, by being designated, or by designating Ally Financial or Ally Bank, as agent for ABLT, as the first lienholder on each vehicle certificate of title. ABLT also perfects its security interest in the leased vehicles by filing a UCC-1 financing statement against VAULT in the jurisdiction in which VAULT was formed, Delaware.

ERISA Liens and Vicarious Tort Liability. Liens in favor of the PBGC could attach to the lease assets owned by ABLT and VAULT if the ABLT indenture trustee did not have a prior lien on the lease assets and could be used to satisfy unfunded pension obligations of any member of a controlled group that includes Ally Bank and its affiliates under its defined benefit pension plans. In addition, some states allow a party that incurs an injury involving a vehicle to sue the owner of the vehicle merely because of that ownership. See “Legal Aspects of the Secured Notes and the Lease Assets—Vicarious Liability.” ABLT and VAULT may be subject to these lawsuits as owners of the lease assets. However, the ABLT indenture trustee and in respect of VAULT’s interest in the vehicles, the AART indenture trustee will have a perfected security interest in the lease assets that will be senior in priority to the interests in the lease assets of the PBGC or judgment lien creditors.

Each lease included in the lease assets will name Ally Bank or ABLT as the lessor or as the assignee of the lessor. The vehicles included in the lease assets will be titled in the name of VAULT and initially will be 100% beneficially owned by ABLT, Ally Bank or Ally Financial. ABLT will allocate its beneficial interest in these vehicles as described in “Vehicle Asset Universal Lease Trust” in this prospectus. The certificate of title for each vehicle will name Ally Bank, ABLT or Ally Financial, as agent for Ally Bank or ABLT, as lienholder, which will perfect Ally Bank’s or ABLT’s security interest and the security interest of the issuing entity, as the holder of the secured notes, in that vehicle pledged by ABLT to secure repayment of the secured notes. In addition, ABLT will take all steps necessary to perfect its security interest in the lease, the related vehicle and all other rights and assets included in each lease asset. When ABLT’s perfected security interest in the lease assets is assigned to the issuing entity in connection with the transfer and pledge of the secured notes by Ally Bank and the depositor and pledged by the issuing entity to the AART indenture trustee, then the AART indenture trustee’s perfected security interest in the lease assets for the benefit of the holders of the notes and certificates issued by the issuing entity will be senior in priority to the interests of any other creditors of ABLT, Ally Bank, the depositor, the issuing entity or the AART indenture trustee, including any judgment liens or liens arising after that date in favor of the PBGC or judgment lien creditors (but subject to events and circumstances as discussed elsewhere in this prospectus, including in the “Risk Factors” section of this prospectus.

Limitations on AART Indenture Trustee’s Lien. Various liens could be imposed upon the leased vehicles, that, by operation of law, would take priority over ABLT’s and, therefore, the AART indenture trustee’s interest in these assets. These liens could include, among others, mechanics’, repairmen’s and garagemen’s liens and certain liens for personal property taxes, in each case arising on a particular leased vehicle. In addition, the laws of certain states and federal law permit governmental authorities to confiscate vehicles under certain circumstances if they are used in unlawful activities, which may result in the loss of a secured party’s perfected security interest in the confiscated vehicle. These liens, or the confiscation of a leased vehicle, could arise at any time during the term of the lease, and without notice being given to the AART owner trustee, the AART indenture trustee, the noteholders or certificateholders.

In addition, any perfected security interest of the AART indenture trustee in all or part of the property of the issuing entity could be subordinate to claims of any conservator, receiver, trustee in bankruptcy or debtor in possession in the event of a conservatorship, receivership bankruptcy or other proceeding involving of Ally Bank, the depositor or the issuing entity, or to the claims of a creditor that has perfected its security interest, prior to any perfection of the transfer of the assets transferred by Ally Bank to the depositor under the pooling agreement, by the depositor to the issuing entity under the trust sale agreement or by the perfection of the security interest of the AART indenture trustee.

Repossession of Leased Vehicles

In the event that a default by a lessee of a leased vehicle has not been cured within a certain period of time after notice, the servicer will ordinarily retake possession of that leased vehicle. Some jurisdictions require that the lessee be notified of the default and be given a time period within which to cure the default prior to repossession. Generally, this right to cure may be exercised on a limited number of occasions in any one-year period. In these jurisdictions, if the lessee objects or raises a defense to repossession, an order must be obtained from the appropriate state court, and the vehicle must then be repossessed in accordance with that order. Other jurisdictions, including Michigan, permit repossession without notice to the lessee, but only if the repossession can be accomplished peacefully. If a breach of the peace cannot be avoided, judicial action is required, and the lessor typically must seek a writ of possession or replevin in a state court action or pursue other judicial action to repossess that leased vehicle.

After the servicer has repossessed a leased vehicle, it may provide the lessee with a period of time within which to cure the default under the lease. If by the end of that period the default has not been cured, the servicer will attempt to sell the leased vehicle. As a result of those delays, the net charged-off vehicle proceeds may be less than the remaining amounts due under the lease at the time of default by the lessee.

Deficiency Judgments and Excess Proceeds

The proceeds of sale of the leased vehicles generally will be applied first to the expenses of the sale and repossession and then to the satisfaction of amounts due under the lease. While some states impose prohibitions or limitations on deficiency judgments if the net proceeds from sale do not cover the full amount of amounts due under the lease, a deficiency judgment can be sought in those states, including Michigan, that do not prohibit directly or limit those judgments. In some states, however, including Michigan, a lessee may be allowed an offsetting recovery for any amount not recovered at sale because the terms of the sale were not commercially reasonable. In any event, the deficiency judgment would be a personal judgment against the lessee for the shortfall, and a defaulting lessee might have little capital or sources of income available following repossession. Therefore, in many cases, it may not be useful to seek a deficiency judgment. Because it is a personal judgment against a lessee who may have few if any assets remaining after the repossession, even if one is obtained, it may be settled at a significant discount or it may be impossible to collect all or any portion of it.

Courts have applied general equitable principles in litigation relating to repossession and deficiency balances. These equitable principles may have the effect of relieving a lessee from some or all of the legal consequences of a default.

In several cases, consumers have asserted that the self-help remedies of lessors violate the due process protection provided under the Fourteenth Amendment to the Constitution of the United States. Courts have generally found, however, that repossession and resale by a lessor do not involve sufficient state action to afford constitutional protection to consumers.

Consumer Protection Laws

Numerous federal and state consumer protection laws and related regulations impose substantial requirements upon lessors and servicers involved in consumer leasing. The federal Consumer Leasing Act of 1976 and Regulation M, originally issued by the Board of Governors of the Federal Reserve System and now issued by the Consumer Financial Protection Bureau, for example, require that a number of disclosures be made at the time a vehicle is leased, including, among other things, all amounts due at the time of origination of the lease, a description of the lessee’s liability at the end of the lease term, the amount of any periodic payments, the circumstances under which the lessee may terminate the lease prior to the end of the lease term and the capitalized cost of the vehicle and a warning regarding possible charges for early termination. All states have adopted Article 2A of the Uniform Commercial Code, which provides protection to lessees through certain implied warranties and the right to cancel a lease contract relating to defective goods. Courts have applied general equitable principles in litigation relating to repossession and deficiency balances. These equitable principles may have the effect of relieving a lessee from some or all of the legal consequences of a default.

In several cases, consumers have asserted that the self-help remedies of lessors violate the due process protections provided under the Fourteenth Amendment to the Constitution of the United States. Courts have generally found that repossession and resale by the creditor do not involve sufficient state action to afford constitutional protection to consumers.

Several states, including Michigan, have adopted so-called “Lemon Laws” providing redress to consumers who purchase or lease a vehicle which remains out of conformance with its manufacturer’s warranty after a specified number of attempts to correct a problem or after a specific time period. A successful claim under a Lemon Law could result in, among other things, the termination of the lease and/or the refunding to the lessee of some portion of the payments paid by them.

Under the allocation agreement, ABLT will represent that each lease complies with all requirements of law in all material respects. Ally Bank will make a similar representation in the Lease Pooling Agreement. All of the rights with respect to that representation will be among the rights securing the secured notes that are sold by Ally Bank to the depositor. The depositor, in turn, will sell the secured notes to the issuing entity under the trust sale agreement. Accordingly, if a lessee has a claim against the issuing entity for violation of any law and that claim materially and adversely affects the issuing entity’s interest in a secured note, this violation may create an obligation to prepay the secured note in the amount of the lease asset removal or purchase price unless the breach is cured in all material respects. See “The Transfer Agreements and Servicing Agreements—Allocation of Lease Assets and Sale and Assignment of Secured Notes—Allocation of Lease Assets.”

Vicarious Liability

State laws differ as to whether anyone suffering injury to person or property involving a leased vehicle may bring an action against the owner of the vehicle merely by virtue of that ownership. To the extent that applicable state law permits such an action and is not preempted by the Federal Safe Accountable, Flexible, and Efficient Transportation Equity Act of 2005 (the “Transportation Act”), ABLT, VAULT and the lease assets may be subject to liability to that injured party. However, the laws of many states either (1) do not permit these types of suits, or (2) provide that the lessor’s liability is capped at the amount of any liability insurance that the lessee was required to, but failed to, maintain (except for some states, such as New York, where liability is joint and several). Under the laws of the State of New York, the holder of title of a motor vehicle, including an origination trust as lessor, may be considered an “owner” and thus may be held jointly and severally liable with the lessee for the negligent use or operation of that motor vehicle. It is not clear whether there is a limit on an owner’s liability. In the context of the denial of a motion brought by a defendant to dismiss a claim based on the negligent use or operation of a motor vehicle, the Supreme Court of New York ruled that a finance company acting as an agent for an origination trust may be considered an “owner” of a motor vehicle and thus subject to joint and several liability with the lessee for the negligent use or operation of the leased motor vehicle for the duration of a lease.

The Transportation Act provides that an owner of a motor vehicle that rents or leases the vehicle to a person will not be liable under the law of a state or political subdivision by reason of being the owner of the vehicle, for harm to persons or property that results or arises out of the use, operation or possession of the vehicle during the period of the rental or lease, if (1) the owner (or an affiliate of the owner) is engaged in the trade or business of renting or leasing motor vehicles and (2) there is no negligence or criminal wrongdoing on the part of the owner (or an affiliate of the owner). This provision of the Transportation Act was effective upon enactment and applies to any action commenced on or after August 10, 2005. The Transportation Act is intended to preempt state and local laws that impose possible vicarious tort liability on entities owning motor vehicles that are rented or leased and it is expected that the Transportation Act should reduce the likelihood of vicarious liability being imposed on a titling trust. State and federal courts considering whether the Transportation Act preempts state laws permitting vicarious liability have generally concluded that these laws are preempted with respect to cases commenced on or after August 10, 2005. One New York lower court, however, has reached a contrary conclusion in a case involving a leasing trust. This New York court concluded that the preemption provision in the Transportation Act was an unconstitutional exercise of congressional authority under the Commerce Clause of the United States Constitution and, therefore, did not preempt New York law regarding vicarious liability. New York’s appellate court overruled the trial court and upheld the constitutionality of the Transportation Act. New York’s highest court, the Court of Appeals, dismissed the appeal. In a 2008 decision relating to a case in Florida, the U.S. Court of Appeals for the 11th Circuit upheld the constitutionality of the Transportation Act. In 2011, a petition seeking review of a Florida court decision upholding the constitutionality of the Transportation Act was denied by the U.S. Supreme Court. While the outcome in these cases upheld federal preemption under the Transportation Act, there are no assurances that future cases will reach the same conclusion.

Servicemembers Civil Relief Act

The Servicemembers Civil Relief Act and similar state laws may provide relief to members of the Army, Navy, Air Force, Marines, National Guard, Reservists, Coast Guard and officers of the U.S. Public Health Service assigned to duty with the military, on active duty, who have entered into an obligation, such as a lease contract for a lease of a vehicle, before entering into military service and provide that under some circumstances the lessor may not terminate the lease contract for breach of the terms of the contract, including nonpayment. Furthermore, under the Servicemembers Civil Relief Act, a lessee may terminate a lease of a vehicle at any time after the lessee’s entry into military service or the date of the lessee’s military orders (as described below) if: (1) the lease is executed by or on behalf of a person who subsequently enters military service under a call or order specifying a period of not less than 180 days (or who enters military service under a call or order specifying a period of 180 days or less and who, without a break in service, receives orders extending the period of military service to a period of not less than 180 days) or (2) the lessee, while in the military, executes a lease of a vehicle and thereafter receives military orders for a permanent change of station outside of the continental United States or to deploy with a military unit for a period of not less than 180 days. No early termination charge may be imposed on the lessee for such termination. No information can be provided as to the number of leases that may be affected by these laws. In addition, current military operations of the United States, including military operations in Iraq and the Middle East, have increased and may continue to increase the number of citizens who are in active military service, including persons in reserve status who have been called or will be called to active duty. These laws may impose limitations that would impair the ability of the servicer to repossess a defaulted vehicle during the lessee’s period of active duty status. Thus, if that lease goes into default, there may be delays and losses occasioned by the inability to exercise the issuing entity’s rights with respect to the lease and the related leased vehicle in a timely fashion.

Other Limitations

In addition to the laws limiting or prohibiting deficiency judgments, numerous other statutory provisions, including federal bankruptcy laws and related state laws, may interfere with or affect the ability of a secured party to enforce its rights under an automobile or light duty truck lease. For example, if a lessee commences bankruptcy proceedings, the lessor’s receipt of related payments due under the lease is likely to be delayed. In addition, a lessee who commences bankruptcy proceedings might be able to assign the lease to another party even though the lease prohibits assignment.

INSOLVENCY ASPECTS OF THE OFFERING

Potentially Applicable Insolvency Regimes

Three different legal regimes for the resolution or reorganization of insolvent companies could be applicable to the entities involved in an offering of notes:

•	The Federal Deposit Insurance Act, or “FDIA,” provides that the Federal Deposit Insurance Corporation, or “FDIC,” can be appointed as the receiver or conservator for an insured depository institution that becomes insolvent, is in an unsound condition, violates its bylaws or regulations or engages in similar activity. Thus, if these circumstances occur to Ally Bank, the FDIC could be appointed as receiver (which term, as used herein with respect to the FDIA, should be understood also to encompass the role of conservator).

•	The federal Bankruptcy Code is available for any “person” that is eligible to be a “debtor” pursuant to Section 109 of the Bankruptcy Code. Ally Bank would not be eligible to be a debtor under the Bankruptcy Code, but each of Ally Financial and the depositor would be eligible debtors. There is some question as to whether ABLT and the issuing entity would qualify as a “person” under the Bankruptcy Code, as the only trusts that have been permitted to seek protection under the Bankruptcy Code are “business trusts.”

•	The Dodd-Frank Act established the Orderly Liquidation Authority, or “OLA,” under which the FDIC is authorized to act as receiver of a “covered financial company” and, under certain circumstances, its “covered subsidiaries,” except that insolvencies of insured depository institutions will continue to be governed by the FDIA. For a company to be classified as a covered financial company, the Secretary of the Treasury must make several determinations, including that the company is in default or in danger of default and that the failure of the company and its resolution under the Bankruptcy Code would have serious adverse effects on financial stability in the United States. We cannot predict whether, if Ally Financial were in default or in danger of default, it would be classified as a covered financial company. If Ally Financial were so classified, then the depositor or the issuing entity could, under the circumstances specified in the Dodd-Frank Act, also be subject to FDIC receivership under OLA as a covered subsidiary.

Consequences of Insolvency Regimes for Payments on the Notes

The FDIC, as receiver under the FDIA or OLA, and a bankruptcy trustee or a debtor-in-possession under the Bankruptcy Code, have broadly similar powers. The exercise of these powers could result in losses or delays in payment on the notes.

[If an offering failed to qualify for the safe harbor described under “—FDIC Rule,” the FDIC as receiver under the FDIA could assert that Ally Bank’s sale of secured notes to the depositor should be recharacterized as a pledge of secured notes, to secure a borrowing of Ally Bank, and the FDIC could seek to recover or reclaim the lease assets or secured notes.]

The possibility also exists that the FDIC as receiver could seek to apply the doctrine of substantive consolidation to consolidate the assets and liabilities of either ABLT or the depositor and, in turn, the issuing entity with the assets and liabilities of Ally Bank.

Independently or in conjunction with the assertion of either of these positions, the FDIC as receiver could seek to:

•	repudiate the obligations of Ally Bank under the transaction documents,

•	require the issuing entity, as assignee of the depositor, to go through an administrative claims procedure to establish its rights to payments collected on the secured notes,

•	request a stay of proceedings to liquidate claims or otherwise enforce contractual and legal remedies against Ally Bank or

•	impose a statutory injunction that would automatically prevent the ABLT indenture trustee, the AART indenture trustee and other transaction parties from exercising their rights, remedies and interests for up to 90 days.

In addition to an FDIA receivership of Ally Bank, it is possible that ABLT, the depositor or the issuing entity (each, a “special purpose entity”) could (a) become a debtor in a voluntary or involuntary case under the Bankruptcy Code or state insolvency regimes or (b) become subject to a receivership under OLA. The bankruptcy trustee or debtor-in-possession in such a bankruptcy case or, in certain cases, the FDIC as receiver under OLA could seek to:

•	in a bankruptcy case, reject the executory obligations of the debtor under the transaction documents,

•	under OLA, repudiate the obligations of the special purpose entity under the transaction documents,

•	enforce the “automatic stay” to prevent creditors from exercising remedies against a debtor,

•	effect a substitution of collateral in certain circumstances,

•	enable certain tax or governmental liens on the lease assets (that arose prior to the allocation of a lease asset to the 20 -SN pool) to have a prior claim on collections before the collections are used to make payments on the secured notes or notes or

•	assert that the issuing entity or ABLT does not have a perfected security interest in (a) the leases, (b) one or more of the leased vehicles or (c) any cash collections held by the servicer at the time the servicer becomes the subject of a bankruptcy proceeding.

Despite the broad similarity of OLA to the Bankruptcy Code, OLA differs on its face from the Bankruptcy Code in many respects. To address some of these differences, the FDIC in July 2011 adopted a regulation confirming that the treatment under OLA of preferential transfers is intended to be consistent with similar provisions in and doctrines developed under the Bankruptcy Code. In January 2011 the Acting General Counsel of the FDIC issued an advisory opinion to the same effect with respect to the treatment of standard contractual provisions meant to foster the bankruptcy-remote treatment of special purpose entities such as ABLT, the depositor and the issuing entity. The advisory opinion does not bind the FDIC or its Board of Directors and could be withdrawn or modified in the future. There can be no assurance that future regulations or, with respect to the matters covered by the advisory opinion, subsequent FDIC actions in an OLA proceeding involving Ally Financial or any special purpose entity will not be contrary to these developments. Moreover, many provisions of OLA and other parts of the Dodd-Frank Act will be implemented or interpreted through rulemaking by the appropriate federal regulatory agencies. As such, in many respects, the ultimate impact of the OLA provisions of the Dodd-Frank Act, and of the Dodd-Frank Act overall, will not be known for an extended period of time.

Bankruptcy of the Issuing Entity

It is unclear as to whether the issuing entity is eligible to be the subject of a bankruptcy case. If it is, then the issuing entity may be subject to a liquidation or reorganization under federal bankruptcy law.

Only a “person” as defined in the Bankruptcy Code can be a debtor eligible for federal bankruptcy relief. The Bankruptcy Code defines “person” to “include” a “corporation” and “corporation” to “include” a “business trust.” The legislative history of the Bankruptcy Code, however, indicates that the term “person” does not otherwise include a trust. Therefore, the issuing entity’s eligibility as a debtor under the Bankruptcy Code depends on whether or not it would be found to be a “business trust” by the court determining eligibility.

Case law indicates that whether or not a statutory trust will qualify as a business trust depends on whether the trust is actually operating a business or at least has a business or profit-making objective. Some cases have required additional elements, such as the transferability of the beneficial interests in the trust. Other decisions have highlighted whether the trust was created for the benefit and profit of investor beneficiaries.

A reasonable argument can be made that the issuing entity engages in activities that will qualify it as a business trust, and thus, a “corporation” and a “person” eligible to be a “debtor” under federal bankruptcy law. The issuing entity is arguably structured as an enterprise for profit. [Except as set forth under “The Issuing Entity—Capitalization of the Issuing Entity,”] interests in the issuing entity may be sold or transferred. The issuing entity will acquire financial assets from the depositor, sell notes and certificates, invest and reinvest collections from such financial assets in other financial assets pending distributions to noteholders and certificateholders, and perform ancillary business activities with the purpose of creating a profitable return for the noteholders and enhancing the value of the investment of the certificateholders.

If a bankruptcy case were commenced against the issuing entity, noteholders and certificateholders could experience losses or delays in the payments on the securities as explained above.

If, on the other hand, a court were to find that the issuing entity does not qualify as an eligible “debtor” under the Bankruptcy Code, then such court would likely dismiss any actions against the issuing entity that are predicated on the issuing entity being eligible as a “debtor” pursuant to Section 109 of the Bankruptcy Code.

Issuing Entity Receivership under OLA

If the issuing entity were placed in receivership under OLA as a covered subsidiary of Ally Financial, and the FDIC were to repudiate the notes issued by the issuing entity, the FDIC would be liable for actual direct compensatory damages. The [actual direct compensatory] damages would be no greater than the principal balance of the notes plus accrued interest as of the date the FDIC was appointed receiver plus, to the extent of the amount by which value of the property that secured the notes exceeds the principal amount of the notes and accrued interest through the date of repudiation or disaffirmance, for the additional accrued interest to the date of repudiation or disaffirmance. However, creditors of the issuing entity in such a situation would not be entitled to receive more than the amount that would have been payable to such creditors if the issuing entity had instead been liquidated under chapter 7 of the Bankruptcy Code.

Servicer Bankruptcy Proceeding or OLA Receivership

Finally, it is possible that the servicer, ABLT or administrator could become subject to a bankruptcy proceeding or an OLA resolution. The bankruptcy trustee or debtor-in-possession in such a bankruptcy case or, in certain cases, the FDIC as receiver under OLA could seek to:

•	in a bankruptcy case, reject the executory obligations of the debtor under the transaction documents,

•	under OLA, repudiate the obligations of the servicer or administrator under the transaction documents or

•	enforce the “automatic stay.”

In such a situation, any collections received by the servicer on the lease assets that the servicer has not yet transferred to the ABLT collection account, as of the commencement of the case, may be subject to the automatic stay. Additionally, a delay or reduction in the amounts available to make payments on the notes may result if the servicer, the bankruptcy trustee or the FDIC as receiver is unable to specifically identify such collections and there are competing claims on those funds by other creditors of the servicer or administrator.

Measures to Avoid Insolvency of Special Purpose Entities

The transaction documents contain provisions, and each special purpose entity has taken steps in structuring the transactions contemplated by this prospectus, that are intended to make it unlikely in the case of either (a) a receivership of Ally Bank under the FDIA or (b) a voluntary or involuntary case in which a special purpose entity was the debtor under the Bankruptcy Code or similar applicable state laws, that a court would approve consolidation of the assets and liabilities of a special purpose entity with those of Ally Bank. These steps include the creation of each special purpose entity under its respective formation documents as a limited-purpose entity that is subject to various limitations. These limitations include restrictions on the nature of the business of each special purpose entity and a restriction on the ability of each special purpose entity to commence a voluntary case or to consent to an involuntary case under the Bankruptcy Code or similar proceeding under applicable state laws without, in the case of the depositor, the unanimous affirmative vote of all of its directors or, in the case of ABLT, the approval of the ABLT owner trustee and ACOL LLC, or, in the case of the issuing entity, the AART owner trustee, the noteholders and the certificateholders. The depositor is required to have at least one director who qualifies under its limited liability agreement as an “Independent Director.” In addition, the depositor makes certain covenants which are intended to ensure that its assets and operations are separate and distinct from those of Ally Bank and to minimize the risk of substantive consolidation. There can be no assurance that the measures described herein will be effective or that they will prevent any special purpose entity from being subject to an FDIC receivership under OLA.

The transaction documents also contain covenants pursuant to which the AART indenture trustee, the administrator and the sponsor agree not to acquiesce, petition, invoke or otherwise cause any of the special purpose entities to be subject to a case under any federal or state bankruptcy, insolvency or other similar proceeding before the date that is one year and one day after the repayment of all notes. Similarly, the transaction documents contain covenants pursuant to which the ABLT indenture trustee, the servicer, the administrator and the sponsor agree not to acquiesce, petition, invoke or otherwise cause ABLT to be subject to a case under any federal or state bankruptcy, insolvency or other similar proceeding before the date that is one year and one day after the repayment of all secured notes.

[FDIC Rule

The FDIC has adopted a regulation entitled “Treatment of financial assets transferred in connection with a securitization or participation” (the “FDIC Rule”). The FDIC Rule contains four different safe harbors, each of which limits the powers that the FDIC can exercise in the insolvency of an insured depository institution when it is appointed as receiver or conservator (and references in this section to the FDIC are in its capacity as such). See “—Consequences of Insolvency Regimes for Payments on the Notes” in this prospectus for a discussion of the FDIC’s powers. To qualify for a safe harbor, the securitization or participation must satisfy the preconditions specified for that type of transaction. If one or more of these preconditions are not met, the limitations imposed by the FDIC Rule on the FDIC’s powers would not apply. There are two safe harbors that could apply to a securitization under this prospectus. One safe harbor applies to transactions that meet the conditions for sale accounting treatment, and the other applies to transactions that do not meet the conditions for sale accounting treatment. It is not clear whether the FDIC would evaluate the accounting treatment on the closing date, the date of insolvency or another date.

To qualify for a safe harbor, the securitization or participation must satisfy the preconditions specified for the type of transaction. If one or more of these preconditions are not met, the limitations imposed by the FDIC Rule on the FDIC’s powers would not apply. The preconditions imposed by the FDIC Rule include provisions that are required to be contained in the documentation for the securitization. These provisions limit the structural features of the transaction in specified ways and impose obligations on one or more of the issuing entity and the depositor (which entities are jointly considered to be the “issuing entity” for purposes of the FDIC Rule), the servicer, the administrator and the sponsor to make specified disclosures, provide ongoing reporting on specified items and define specified aspects of the relationships among the parties. In order to satisfy the requirements of the FDIC Rule to include these provisions in the documentation, the AART indenture will contain a covenant (the “FDIC Rule Covenant”) that contains the requisite provisions and that obligates the issuing entity to perform each of the specified obligations, other than those obligations that are specifically assigned exclusively to the servicer, or the administrator or the sponsor. See “The Notes—The AART Indenture—FDIC Rule Covenant.” Each of the Transfer Agreements and Servicing Agreements and the ABLT indenture will obligate the depositor, the sponsor, the administrator and the servicer to perform its specified functions under the FDIC Rule Covenant. The failure of the issuing entity to perform its obligations under the FDIC Rule Covenant will not constitute an event of default, nor will the failure of the servicer or the administrator to perform their respective obligations under the FDIC Rule Covenant constitute a servicer default or administrator default, respectively. However, the noteholders and the AART indenture trustee will retain the right to exercise any other remedies permitted by the AART indenture or applicable law in respect of these breaches.

If the FDIC is appointed as conservator or receiver for an insured depository institution that has effected a securitization that is covered by the FDIC Rule, there are several possible series of events that could occur. The FDIC will succeed to the obligations of the depository institution, whether as servicer, administrator, sponsor or otherwise. If the transaction satisfies the conditions for sale accounting treatment, then the FDIC could disaffirm or repudiate the ongoing contractual obligations of Ally Bank. However, the FDIC could not seek to reclaim or recover the financial assets transferred to the issuing entity. Additionally, the FDIC could challenge the sale accounting treatment of Ally Bank or the compliance by Ally Bank with the FDIC Rule.

If the transaction does not satisfy the conditions for sale accounting treatment, and the FDIC becomes the servicer, the administrator or otherwise controls distributions of collections, the FDIC would have the choice of whether or not to pay or apply collections from the financial assets in accordance with the applicable securitization documents. If the FDIC chooses not to pay or apply the collections, it will be in monetary default, and the AART indenture trustee (at the direction of the holders of 25% of the aggregate principal amount of the Controlling Class), the servicer, the administrator or a noteholder will be entitled to deliver a notice to the FDIC requesting the exercise of contractual rights under the transaction documents because of the FDIC’s monetary default. If the FDIC does not cure the monetary default within ten business days, then the FDIC will have consented to the exercise of those contractual rights. However, the FDIC is not required to take any action other than providing consents, waivers and execution of transfer documents. As Ally Bank is not the servicer or the administrator for its securitizations and collections on the secured notes do not pass through accounts at Ally Bank before being transferred to the collection account, we do not believe that the FDIC would have the power to appoint itself as administrator or to control those collections or to cause a monetary default to occur.

Another series of events for transactions that do not satisfy the conditions for sale accounting could occur if, following an insolvency, the FDIC seeks to exercise its power to repudiate contracts. The FDIC Rule gives the FDIC the choice, following repudiation, either to pay damages within ten business days or to permit the exercise of contractual rights. If the FDIC elects to pay damages, it is obligated to pay noteholders an amount equal to the par value of the notes outstanding on the date of appointment of the FDIC as conservator or receiver, less any payments of principal received by the noteholders through the date of repudiation, plus unpaid, accrued interest through the date of repudiation in accordance with the transaction documents to the extent actually received through collections received through the date of repudiation. If the damages paid by the FDIC do not include interest from the date of repudiation to the date of payment, the AART indenture provides that the AART indenture trustee, at the direction of the servicer or the administrator, as applicable, should apply available funds from the reserve account and the collection account to pay such shortfall. However, upon payment of these damages, the FDIC Rule provides that “all liens or claims on the financial assets created pursuant to the securitization documents shall be released.” If the FDIC were to assert successfully that the lien of the AART indenture trustee on the reserve account and the collection account were released and the assets in those accounts were transferred to the FDIC, then noteholders would suffer a loss.

Damages paid by the FDIC will be distributed to noteholders on the earlier of (1) the next distribution date on which such damages could be distributed and (2) the earliest practicable date that the AART indenture trustee could declare a special distribution date, subject to applicable provisions of the AART indenture, applicable law and the procedures of any applicable clearing agency. The AART indenture trustee will be authorized and instructed to maintain possession and control of any reserve account, the collection account and all amounts on deposit therein. If the date on which damages are to be distributed to noteholders is not a regular distribution date, then the amount of interest payable to the noteholders will be prorated to such date, as provided in the AART indenture. The servicer or administrator will instruct the AART indenture trustee to use amounts on deposit in any reserve account and the AART collection account, in addition to the amounts paid by the FDIC, to pay amounts owing to noteholders.

The transfers by Ally Bank of the secured notes and the issuance by the issuing entity of the notes are intended to satisfy all the applicable conditions of the FDIC Rule, and the issuing entity will state in the AART indenture its belief that those preconditions will have been met. As the FDIC Rule is an untested regulation, its interpretation remains uncertain. If any provision of the FDIC Rule is amended, or any interpretive guidance regarding the FDIC Rule is provided by the FDIC or its staff, as a result of which the issuing entity determines that an amendment to the FDIC Rule Covenant is necessary or desirable, then the issuing entity and the AART indenture trustee will be authorized to amend the FDIC Rule Covenant in accordance with such FDIC Rule amendment or guidance. No noteholder consent will be required.

One of the preconditions imposed by the FDIC Rule is a “risk retention” requirement. [For periods prior to December 24, 2016: The sponsor intends to satisfy this risk retention requirement by selecting a separate pool of lease assets in an amount equal to 5% of the sum of the pool of lease assets sold to the issuing entity and the separate retained pool of lease assets. This retained pool will be selected randomly on the basis of the same criteria used to select the securitized pool.] [Specify other risk retention choice for periods on or after December 24, 2016 or if other FDIC rule risk retention option chosen prior to December 24, 2016.] [Upon the effective date of regulations required under Section 15G of the Securities Exchange Act, the FDIC Rule Covenant allows the sponsor to adjust the amount of credit risk that it retains, or the terms under which such credit risk is retained, to the greatest extent elected by the sponsor, so long as the sponsor’s retention is in compliance with applicable law. The sponsor must also give notice to the noteholders within a reasonable time after the sponsor changes the amount or the terms under which credit risk is retained, and the parties to the AART indenture are entitled to amend the FDIC Rule Covenant to comply with the regulation’s minimum requirements without noteholder consent.]]

THE DEPOSITOR

Ally Auto Assets LLC, a wholly-owned subsidiary of Ally Bank, was organized in the state of Delaware on August 18, 2009. The depositor, a limited liability company, is organized for the limited purposes of purchasing retail instalment sale contracts, direct purchase money loans, leases and other sale contracts and installment obligations related to motor vehicles, monies due thereunder, security interests in any related vehicles and other collateral securing such obligations, proceeds from claims on insurance policies related thereto and notes, certificates and other interests secured by any of the foregoing from Ally Bank, transferring the purchased assets to third parties, forming trusts and engaging in similar activities for multiple securitizations of retail instalment sale contracts and leases on an ongoing basis. The principal executive offices of the depositor are located at Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801.

The depositor and the securitization transactions are structured in a manner intended to limit or eliminate the ability of the FDIC, acting as conservator or receiver for Ally Bank, to exercise authority with respect to the secured notes and the transaction documents. This structure includes the creation of the depositor as a separate, limited-purpose subsidiary pursuant to a limited liability company agreement containing various limitations. These limitations include restrictions on the nature of the depositor’s business and a restriction on the depositor’s ability to commence a voluntary case or proceeding under the United States Bankruptcy Code or similar applicable state laws without the unanimous affirmative vote of all of its directors. At any time that any notes, certificates or other securities of any subsidiary of the depositor or any other indebtedness, liability or obligation of the depositor is outstanding, the depositor is required to have at least one director who qualifies under its limited liability company agreement as an “Independent Director.”

If, notwithstanding the foregoing measures, the FDIC concluded that it should exercise authority with respect to the secured notes or the transaction documents, or a filing were made under the United States Bankruptcy Code or similar applicable state laws by or against the depositor, or an attempt were made to litigate the issue of substantive consolidation with respect to the depositor and Ally Bank, then delays in distributions on the notes and the certificates, and possible reductions in the amount of these distributions, could occur. See also “Insolvency Aspects of the Offering” in this prospectus.

The depositor may retain or sell all or a portion of the certificates and may also retain all or a portion of one or more classes of notes issued by the issuing entity as described under “The Issuing Entity—Capitalization of the Issuing Entity” in this prospectus. In addition, the depositor has ongoing obligations to repurchase warranty secured notes from the issuing entity, [to participate in the transfer of additional secured notes from Ally Bank to the issuing entity during the revolving period] and to authorize, execute or file financing statements relating to the secured notes, all as further described in “The Transfer Agreements and Servicing Agreements.”

CEO Certification

The chief executive officer of the depositor will provide specified certifications regarding the disclosures contained in this prospectus, the lease assets, the offered notes and the structure of this securitization transaction. The chief executive officer’s certification will be filed no later than the date of the filing of the final prospectus.

VEHICLE ASSET UNIVERSAL LEASING TRUST

In 1996, Ally Financial created Vehicle Asset Universal Leasing Trust, known as VAULT, a Delaware statutory trust, to act as a nominee on the certificates of title to vehicles titled in various states. VAULT has no operations, and its sole purpose is to act as a repository of titles to vehicles purchased by its trust beneficiaries. VAULT is named as the nominee for the beneficial owner of the leased vehicle on the certificate of title for each leased vehicle that secures the secured notes. Ally Financial, Central Originating Lease Trust, Ally Central Originating Least Trust, ABLT, Ally Bank, General Motors, Ally Financial Lease Trust and Multi-Use Lease Entity Trust are the current beneficiaries of VAULT and the beneficial owners of the leased vehicles owned by VAULT. ABLT will be the initial beneficial owner of the leased vehicles that are collateral for the secured notes. There may be additional beneficiaries under the VAULT trust agreement from time to time. As nominee, VAULT holds only legal title to the leased vehicles. The beneficial owner retains all rights and obligations related to the leased vehicles. Pursuant to the VAULT trust agreement, Ally Financial services the leased vehicles owned by VAULT on behalf of the beneficiaries of VAULT.

Under the VAULT trust agreement, Ally Financial, as VAULT servicer, acts as agent of the VAULT Trustee and performs administrative duties with respect to the certificates of title relating to the vehicles titled in the name of VAULT. Under a VAULT allocation notice, ABLT, in its capacity as a beneficiary of VAULT, will reallocate its beneficial interest in the leased vehicles titled in the name of VAULT that secured series of secured notes held by ABLT by directing VAULT to hold the legal title to that portion of the VAULT trust estate as nominee for the benefit of the ABLT Series 20     - SN    . The ABLT Series 20     - SN     will therefore have the sole beneficial interest in the leased vehicles relating to each pool of lease assets securing the 20     - SN     secured notes. Under the VAULT security agreement, VAULT will pledge its legal title to the vehicles relating to the lease assets to the holders of the secured notes to secure ABLT’s obligations under the secured notes. The VAULT trustee receives its annual fee for its duties as VAULT trustee and Ally Financial receives its annual fee for its duties as titling agent under the VAULT trust agreement under a VAULT fee letter between the VAULT trustee, Ally Financial and ABLT.

VAULT has taken steps in structuring the transactions contemplated in this prospectus that are intended to limit or eliminate the ability of the FDIC, acting as conservator or receiver for Ally Bank, to exercise authority with respect to the lease assets and the transaction documents, and that are intended to make it unlikely that the voluntary or involuntary application for relief by ABLT under the Bankruptcy Code or similar applicable state laws will result in the consolidation of assets and liabilities of VAULT with those of ABLT. This structure includes the creation of VAULT as a separate, limited-purpose subsidiary under a declaration of trust containing certain limitations. These limitations include restrictions on the nature of VAULT’s business and a restriction on VAULT’s ability to commence a voluntary case or proceeding under the Bankruptcy Code or similar applicable state laws.

If, notwithstanding the foregoing measures, the FDIC concluded that it should exercise authority with respect to Ally Bank’s beneficial interest in the leased vehicles or the transaction documents, or a filing were made under the Bankruptcy Code or similar applicable state laws by or against VAULT, or an attempt were made to litigate the issue of substantive consolidation with respect to VAULT and Ally Bank, then delays in distributions on the notes and the certificates, and possible reductions in the amount of the distributions, could occur. See also “Insolvency Aspects of the Offering” in this prospectus.

Additionally, if, notwithstanding the foregoing measures, a court concluded that the assets and liabilities of VAULT should be consolidated with the assets and liabilities of ABLT in the event of the application of the federal bankruptcy laws to ABLT, and a filing were made under the Bankruptcy Code or similar applicable state laws by or against VAULT, or an attempt were made to litigate the consolidation issue, then delays in distributions on the notes and the certificates, and possible reductions in the amount of the distributions, could occur.

ALLY BANK LEASE TRUST

ABLT is a special purpose Delaware statutory trust formed on December 20, 2013, which acquires vehicles and related consumer leases from dealers. ABLT finances its acquisitions of each pool of vehicles and related consumer leases through an intercompany advance and security agreement with Ally Bank. ABLT from time to time allocates a pool of leases and related vehicles to separate series interests in ABLT. At any given time, each lease and related vehicle owned by ABLT is allocated to a specific series. Each pool of leases and the related vehicles that secure a series of secured notes is allocated to a separate series interest under the ABLT Declaration of Trust and is not an asset of, or allocated as security to, any other series of secured notes or to the equity interest in ABLT. Each secured note will be issued to Ally Bank by ABLT. All of the secured notes in a series will be paid ratably by the collections on the entire related pool of lease assets.

ABLT has taken steps in structuring the transactions contemplated in this prospectus that are intended to limit or eliminate the ability of the FDIC, acting as conservator or receiver for Ally Bank, to exercise authority with respect to the lease assets and the transaction documents. This structure includes the creation of ABLT as a separate, limited-purpose subsidiary under a declaration of trust containing certain limitations. These limitations include restrictions on the nature of ABLT’s business and a restriction on ABLT’s ability to commence a voluntary case or proceeding under the Bankruptcy Code or similar applicable state laws.

If, notwithstanding the foregoing measures, the FDIC concluded that it should exercise authority with respect to the lease assets or the transaction documents, or a filing were made under the Bankruptcy Code or similar applicable state laws by or against ABLT, or an attempt were made to litigate the issue of substantive consolidation with respect to Ally Bank and ABLT, then delays in distributions on the notes, and possible reductions in the amount of the distributions, could occur. See also “Insolvency Aspects of the Offering” in this prospectus.

Recourse against ABLT on the secured notes is limited to the assets of the related series interest and each series of secured notes in ABLT is secured by, among other things, a security interest in the entire related pool of leases and leased vehicles.

THE AART INDENTURE TRUSTEE

The AART indenture trustee is [                    ]. [                    ] is a [                    ]. [                    ] has been, and currently is, acting as indenture trustee and trustee for numerous transactions and programs involving pools of auto lease assets. [Add information with respect to the AART indenture trustee as required by Item 1109 and Item 1117 of Regulation AB.]

The issuing entity will grant to the AART indenture trustee all right, title and interest of the issuing entity in, to and under the collateral listed on the schedule of secured notes. That grant will include all rights and powers, but none of the obligations, if any, of the issuing entity under any agreement or instrument included in the collateral, including the immediate and continuing right to claim for, collect, receive and give receipt for principal and interest payments in respect of the secured notes included in the collateral and all other monies payable under the collateral.

On each distribution date, the AART indenture trustee is required to notify the holder of the note distribution account to distribute to the noteholders all amounts on deposit in that account in respect of the related Monthly Period other than investment earnings, which the administrator is entitled to retain. If required by the Trust Indenture Act of 1939, as amended, the AART indenture trustee will mail to each noteholder summaries of any necessary information, documents or reports. So long as no default or event of default is continuing, the AART indenture trustee or other account holder is required to invest and reinvest all funds in the AART collection account and [any][the] AART reserve account in Eligible Investments.

[If any default occurs in the making of any payment or performance under any agreement or instrument that is part of the issuing entity estate, the AART indenture trustee may take such action as may be appropriate to enforce such payment or performance, including the institution and prosecution of appropriate proceedings. [If a default occurs and is continuing and if it is known to a responsible officer of the AART indenture trustee, the AART indenture trustee is required to mail to each noteholder notice of the default within the later of (a) 90 days after it occurs and (b) 10 [business] days after it is known to a responsible officer of the AART indenture trustee. Except in the case of a default in payment of principal of or interest on any note, the AART indenture trustee may withhold the notice if [it][and so long as a committee of its responsible officers] in good faith determines that withholding the notice is in the interests of noteholders.]

The AART indenture trustee will be required to mail each year to all noteholders, to the extent required under the Trust Indenture Act, a brief report relating to its eligibility and qualification to continue as AART indenture trustee under the AART indenture, a description of any amounts advanced by it under the AART indenture, the amount, interest rate and maturity date of some types of indebtedness owing by the issuing entity to the AART indenture trustee in its individual capacity, the property and funds physically held by the AART indenture trustee and any action taken by it that materially affects the notes and that has not been previously reported.

The AART indenture trustee will not be liable for any action it takes or omits to take in good faith which it believes to be authorized or within its rights or powers so long as the AART indenture trustee’s conduct does not constitute willful misconduct, negligence or bad faith. In addition, the AART indenture trustee will not be liable for interest on any money received by it except if it agrees in writing with the issuing entity and will have no liability or responsibility for the acts or omissions of any other party to any of the transaction documents. The AART indenture trustee does not have any obligation to independently verify or confirm any underlying data.

The AART indenture trustee may give notice of its intent to resign at any time, in which event the issuing entity will be obligated to appoint a successor AART indenture trustee. The issuing entity may also remove the AART indenture trustee if the AART indenture trustee ceases to be eligible to continue as AART indenture trustee under the AART indenture or if the AART indenture trustee becomes insolvent or otherwise becomes incapable of acting. In these circumstances, the issuing entity will be obligated to appoint a successor AART indenture trustee. The holders of a majority in outstanding amount of the Controlling Class also have the right to remove the AART indenture trustee and appoint a successor AART indenture trustee. Any resignation or removal of the AART indenture trustee and appointment of a successor AART indenture trustee does not become effective until acceptance of the appointment by the successor AART indenture trustee. Costs associated with the termination of the AART indenture trustee and the appointment of a successor will be borne by the administrator.

THE ABLT INDENTURE TRUSTEE

The ABLT indenture trustee is [                    ]. [                    ] is a [                    ]. [                    ] has been, and currently is, acting as indenture trustee and trustee for numerous transactions and programs involving pools of auto lease assets. [Add information with respect to the ABLT indenture trustee.]

The ABLT indenture trustee may give notice of its intent to resign at any time, in which event ABLT will be obligated to appoint a successor trustee. ABLT may also remove the ABLT indenture trustee if the ABLT indenture trustee ceases to be eligible to continue under the ABLT indenture or if the ABLT indenture trustee becomes insolvent or otherwise becomes incapable of acting. In those circumstances, ABLT will be obligated to appoint a successor ABLT indenture trustee. The holders of a majority of the aggregate principal amount of the secured notes also have the right to remove the ABLT indenture trustee and appoint a successor. Any resignation or removal of the ABLT indenture trustee and appointment of a successor trustee does not become effective until acceptance of the appointment by the successor trustee. Costs associated with the termination of the ABLT indenture trustee will be borne by the servicer. In the event that the ABLT indenture trustee is not entitled to be indemnified from the cash flow that would otherwise be used to pay the securities, if an ABLT Event of Default occurs and the servicer fails to satisfy its indemnification obligations under the ABLT indenture, the ABLT indenture trustee may be entitled to be indemnified from the ABLT trust estate.

The ABLT indenture trustee will not be liable for any action it takes or omits to take in good faith which it believes to be authorized or within its rights or powers so long as the ABLT indenture trustee’s conduct does not constitute willful misconduct, negligence or bad faith. In addition, the ABLT indenture trustee will not be liable for interest on any money received by it except if it agrees in writing with ABLT and will have no liability or responsibility for the acts or omissions of any other party to any of the transaction documents.

The ABLT indenture trustee does not have any obligation to independently verify or confirm any underlying data.

THE AART OWNER TRUSTEE

[                    ] is the AART owner trustee under the trust agreement. [                    ] is a [                    ] [and an affiliate of [                    ]]. Its principal offices are located at [                                         ].

[                    ] has acted as owner trustee on numerous asset-backed securities transactions, including acting as owner trustee on various auto loan and auto lease securitization transactions. While the structure of the transactions referred to in the preceding sentence may differ among these transactions, [    ] is experienced in administering transactions of this kind. [Add information with respect to the AART owner trustee as required by Item 1109 and Item 1117 of Regulation AB.]

The AART owner trustee may, in the name of the issuing entity, conduct the business of the issuing entity, make and execute contracts and other instruments on behalf of the issuing entity and sue and be sued on behalf of the issuing entity. The consent of certificateholders holding in the aggregate not less than a majority of the voting interests of the certificates as of the close of the preceding distribution date is needed to require the AART owner trustee to take action. Upon notification to the certificateholders, and unless the certificateholders have notified the owner trustee that consent is withheld, the AART owner trustee may initiate or compromise any action or claim involving the issuing entity, amend the AART indenture or administration agreement, or appoint certain successor agents. The AART owner trustee will be required to give prompt written notice to the certificateholders upon any termination of, or appointment of a successor to, the administrator.

The AART owner trustee’s liability in connection with the issuance and sale of the notes and certificates is limited solely to the express obligations of the AART owner trustee set forth in the trust agreement governing the issuing entity. The AART owner trustee will not be liable for the default or failure of any of issuing entity, administrator or other trustees to carry out their respective obligations under any of the transaction documents, nor will the AART owner trustee be liable under any transaction document under any circumstances, except for its own negligent action, its own negligent failure to act or its own willful misconduct in the performance of any act. The AART owner trustee may resign at any time, in which event the administrator, or its successor, will be obligated to appoint a successor owner trustee. The administrator may also remove the AART owner trustee if the AART owner trustee ceases to be eligible to continue as AART owner trustee under the trust agreement or if the AART owner trustee becomes insolvent. In those circumstances, the administrator will be obligated to appoint a successor owner trustee. Any resignation or removal of an AART owner trustee and appointment of a successor owner trustee will not become effective until acceptance of the appointment by the successor owner trustee. Costs associated with the termination of the AART owner trustee and the appointment of a successor owner trustee will be borne by the administrator. In the event that the AART owner trustee is not entitled to be indemnified from the cash flow that would otherwise be used to pay the securities, if an AART Event of Default occurs and the administrator fails to satisfy its indemnification obligations under the trust agreement, the AART owner trustee may be entitled to be indemnified from the AART trust estate.

Unless the depositor is the sole certificateholder, on each distribution date, the AART owner trustee or other paying agent under the trust agreement will be required to distribute to the certificateholders amounts equal to the amounts deposited in the certificate distribution account pursuant to the administration agreement on or prior to that distribution date. The AART owner trustee or other paying agent will also be required to send each certificateholder the statement provided to the AART owner trustee by the administrator pursuant to the administration agreement on that distribution date, except that no distributions to the certificateholders will be required to be made and no statements will be required to be sent by the AART owner trustee if and for so long as the depositor is the sole certificateholder. The AART owner trustee or any other paying agent will retain from amounts otherwise distributable to the certificateholders sufficient funds for the payment of any tax that the issuing entity is required under applicable law to withhold from that payment. The AART owner trustee will maintain or cause to be maintained the books of the issuing entity on a calendar year basis on the accrual method of accounting, deliver to each certificateholder the information required to enable each certificateholder to prepare its federal income tax return[, prepare and file tax returns relating to the issuing entity] and make elections as may from time to time be required or appropriate under any applicable state or federal statute, rule or regulation so as to maintain the appropriate characterization of the issuing entity for federal income tax purposes.

The AART owner trustee does not have any obligation to independently verify or confirm any underlying data.

THE ABLT OWNER TRUSTEE

[                    ] is the ABLT owner trustee under the declaration of trust. [                    ] is a [                    ] [and an affiliate of [                    ]]. Its principal offices are located at [                                         ].

[                    ] has acted as owner trustee on numerous asset-backed securities transactions, including acting as owner trustee on various auto loan and auto lease securitization transactions. While the structure of the transactions referred to in the preceding sentence may differ among these transactions, [    ] is experienced in administering transactions of this kind. [Add information with respect to the ABLT owner trustee as required by Item 1109 and Item 1117 of Regulation AB.]

The ABLT owner trustee may, in ABLT’s name, conduct ABLT’s business, make and execute contracts and other instruments on behalf of ABLT and sue and be sued on behalf of ABLT. The consent of ABLT certificateholders is needed to require the ABLT owner trustee to take action. Upon notification to the ABLT certificateholders, and unless the ABLT certificateholders have notified the ABLT owner trustee that consent is withheld, the ABLT owner trustee may initiate or compromise any action or claim involving ABLT or appoint successor agents.

The ABLT owner trustee’s liability is limited solely to the express obligations of the ABLT owner trustee set forth in the ABLT declaration of trust. The ABLT owner trustee will not be liable for the default or failure of any of ABLT, the servicer or other trustees to carry out their respective obligations under any of the transaction documents, nor will the ABLT owner trustee be liable under any transaction document under any circumstances, except for its own negligent action, its own negligent failure to act or its own willful misconduct in the performance of any act. An ABLT owner trustee may resign at any time, in which event the servicer, or its successor, will be obligated to appoint a successor owner trustee. The servicer may also remove the ABLT owner trustee if the ABLT owner trustee ceases to be eligible to continue as ABLT owner trustee under the ABLT declaration of trust or if the ABLT owner trustee becomes insolvent. In those circumstances, the servicer will be obligated to appoint a successor owner trustee. Any resignation or removal of an ABLT owner trustee and appointment of a successor owner trustee will not become effective until acceptance of the appointment by the successor trustee. Costs associated with the termination of the ABLT owner trustee and the appointment of a successor will be borne by the servicer. [In the event that the ABLT owner trustee is not entitled to be indemnified from the cash flow that would otherwise be used to pay the securities and if an ABLT Event of Default occurs and the servicer fails to satisfy its indemnification obligations under the declaration of trust, the ABLT owner trustee may be entitled to be indemnified from the ABLT trust estate.]

The ABLT owner trustee does not have any independent obligation to verify or confirm any underlying data.

ASSET REPRESENTATIONS REVIEWER

[                    ] is the “asset representations reviewer” appointed under the asset representations review agreement. [                    ] is a [                    ]. Its principal offices are located at [                                         ]. [Add information with respect to the asset representations reviewer as required by Item 1109 of Regulation AB, including its prior experience as asset representations reviewer.]

[                    ] is not, and will not be during the term of the transaction, affiliated with the sponsor, the servicer, the depositor, the issuing entity, the AART indenture trustee, the ABLT indenture trustee, the AART owner trustee, the ABLT owner trustee or any of their affiliates. Additionally, [                    ] is not affiliated with the [accounting firm][the entity] [third party] that performed pre-closing due diligence services for the transaction. The asset representations reviewer may be appointed as an asset representations reviewer on other transactions for the sponsor or its affiliates.

The asset representations reviewer will be paid an annual fee of $[        ] [by the sponsor.] To the extent any fees, expenses and indemnification of the asset representations reviewer are not paid by the sponsor, any unpaid fees, expenses and indemnification of the asset representations reviewer will be paid from the AART trust estate. Any lease assets review performed by the asset representations reviewer after a delinquency trigger is met or exceeded and the noteholders vote to perform the review will be paid by the issuing entity.

[The asset representations reviewer’s liability in connection with the asset representations review is limited solely to the express obligations of the asset representations reviewer set forth in the asset representations review agreement.]

The asset representations reviewer will not be liable for the default or failure of any of the administrator, the issuing entity, the servicer, the AART owner trustee, the ABLT owner trustee, the AART indenture trustee or the ABLT indenture trustee to carry out their respective obligations under any of the transaction documents, nor will the asset representations reviewer be liable under any transaction document under any circumstances, except for its own willful misconduct, bad faith or negligence. To the extent not paid by the sponsor, the issuing entity will indemnify the asset representations reviewer for all losses resulting from the asset representations reviewer’s performance under the asset representations review agreement, except for any losses arising from the asset representations reviewer’s own willful misconduct, bad faith or negligence, or breach of any representations or warranties made in the asset representations review agreement.

The asset representations reviewer may not resign unless it ceases to be an eligible asset representations reviewer, becomes legally unable to act or if the issuing entity consents to its resignation, and it will give the sponsor and the issuing entity [60] days prior notice of its resignation. The [administrator] [sponsor] may also remove the asset representations reviewer if the asset representations reviewer becomes legally unable to act, ceases to be eligible to continue as an asset representations reviewer or becomes subject to a bankruptcy or breaches any of its representations, warranties, agreements or covenants contained in the asset representations review agreement. In those circumstances, the [administrator] [sponsor] will be obligated to appoint a successor asset representations reviewer. Any resignation or removal of an asset representations reviewer and appointment of a successor asset representations reviewer will not become effective until acceptance of the appointment by the successor asset representations reviewer. Costs associated with the termination of the asset representations reviewer and the appointment of a successor will be borne by the [sponsor]. In the event that the asset representations reviewer is not entitled to be indemnified from the cash flow that would otherwise be used to pay the securities, if an Event of Default occurs and the [sponsor] fails to satisfy its indemnification obligations under the asset representations review agreement as described in the preceding paragraph, the asset representations reviewer may be entitled to be indemnified from the AART trust estate.

LEGAL PROCEEDINGS

[There are no current legal proceedings pending, or to the best knowledge of management of that entity, threatened, against the issuing entity, the sponsor, VAULT, the servicer, the administrator, ABLT or the depositor that, if determined adversely to such party, would be expected to have a material adverse effect on the performance of the offered notes.

Each of the ABLT owner trustee, the AART owner trustee, ABLT indenture trustee, the AART indenture trustee and [the [swap][cap] counterparty] has represented to the issuing entity that it is not a party to any current legal proceedings [that are not already described in this prospectus], nor is its management aware of any legal proceedings threatened against it that, if determined adversely to such party, would be expected to be material to investors in the offered notes.]

AFFILIATIONS AND RELATIONSHIPS AMONG TRANSACTION PARTIES

The AART owner trustee and the ABLT owner trustee are not affiliates of any of the depositor, the sponsor, the servicer, the administrator, the issuing entity, ABLT, or either the ABLT indenture trustee or the AART indenture trustee. The AART owner trustee and the ABLT owner trustee and one or more of their affiliates, however, may, from time to time, engage in arm’s-length transactions with the depositor, the sponsor, the servicer, the administrator, the issuing entity, ABLT, the AART indenture trustee, the ABLT indenture trustee or affiliates of any of them, that are distinct from their roles as the AART owner trustee or the ABLT owner trustee, including transactions both related and unrelated to the securitization of automotive leases and leased vehicles. The ABLT owner trustee and its affiliates, during the past two years, have not engaged in any transactions that are material to this transaction with any of the depositor, the sponsor, the servicer, the administrator, the issuing entity, ABLT or affiliates of any of them that are outside of the ordinary course of business or that are other than at arm’s length. [Add description of specific transactions if material to investors in the notes.]

The AART indenture trustee and the ABLT indenture trustee are not affiliates of any of the depositor, the sponsor, the servicer, the administrator, the issuing entity, ABLT or either the AART owner trustee or the ABLT owner trustee. The AART indenture trustee and the ABLT indenture trustee and one or more of their affiliates, however, may, from time to time, engage in arm’s-length transactions with the depositor, the sponsor, the servicer, the administrator, the issuing entity, ABLT, the ABLT owner trustee or affiliates of any of them, which are distinct from their roles as the ABLT indenture trustee or the AART indenture trustee, including transactions both related and unrelated to the securitization of automotive leases and leased vehicles. The AART indenture trustee, the ABLT indenture trustee and their affiliates, during the past two years, have not engaged in any transactions that are material to this transaction with any of the depositor, the sponsor, the servicer, the administrator, the issuing entity, ABLT or affiliates of any of them that are outside of the ordinary course of business or that are other than at arm’s length.

The asset representations reviewer is not an affiliate of any of the depositor, the sponsor, the servicer, the issuing entity, the AART owner trustee, the ABLT owner trustee, the AART indenture trustee or the ABLT indenture trustee. The depositor, the servicer and the sponsor, however, may, from time to time, engage in arm’s-length transactions with the asset representations reviewer or its affiliates, including transactions both related and unrelated to the securitization of automotive leases and leased vehicles. [Add description of specific transactions involving the securitized assets or the securitization if material to investors in the notes.]

[In addition, [                    ] will be the [swap][cap] counterparty. [                    ] and [                    ], an underwriter for the offered notes, [[AART ] owner trustee and the ABLT owner trustee][AART indenture trustee and the ABLT indenture trustee] are affiliates and engage in other similar transactions with each other involving securitizations.]

[Add description of any indirect or indirect ownership of the sponsor by the [swap][cap] counterparty or its affiliates if material to the investors in the notes.]

The sponsor, the servicer, the administrator, ABLT and ACOL LLC are affiliates and [may] engage in transactions with each other involving securitizations.

The sponsor, the servicer, the administrator and the depositor are affiliates and may engage in transactions with each other involving securitizations of retail automotive instalment sales contracts and retail automotive leases, including public offerings and private placements of asset-backed securities, as well as commercial paper conduit financing of retail automotive instalment sale contracts and retail automotive leases, including those described in this prospectus and others. [Add description of specific transactions involving the securitized assets or the securitization if material to investors in the notes.] Specifically, the depositor and Ally Bank have entered into an intercompany advance agreement through which the depositor may borrow funds from Ally Bank to fund its general operating expenses and, for some securitization transactions in which the depositor acts as the depositor, to pay for a portion of the secured notes pursuant to the allocation agreement and transaction expenses. Similarly, ACOL LLC and Ally Bank may enter into an intercompany advance agreement, through which ACOL LLC may borrow funds from Ally Bank to fund its general operating expenses. Under any intercompany advance agreement, the loans bear a market rate of interest and have documented repayment terms. ABLT and Ally Bank have entered into an intercompany advance and security agreement through which ABLT may borrow funds from Ally Bank for the acquisition of lease assets by ABLT from dealers. Additionally, Ally Bank acts as acquisition agent and Ally Financial acts as underwriting agent in connection with the acquisition and underwriting of the lease assets by ABLT. ABLT pays fair and reasonable fees to Ally Bank and Ally Financial for their services. [Prior to the allocation of the lease assets to the 20    -SN pool, the entire pool of lease assets in the 20    -SN pool will have been reallocated from another series in ABLT].

On the [initial] closing date, the issuing entity is issuing certificates, not offered hereby. The depositor [may sell in one or more private placement transactions or][will initially retain] the certificates, which represent the principal equity in the issuing entity. If the depositor retains the certificates, the issuing entity will be a direct subsidiary of the depositor and an indirect subsidiary of the sponsor. The depositor retains the right to sell all or a portion of the retained certificates at any time. Following any such sale to an unaffiliated third party, the issuing entity may cease to be an affiliate of either the sponsor or the depositor. The issuing entity has not engaged, and will not engage, in any material transactions with the sponsor or the depositor that are outside of the ordinary course of business or that are other than at arm’s length. [Add disclosure if the issuing entity engages in any transactions with the sponsor or depositor other than those described in this prospectus.]

ERISA CONSIDERATIONS

General

Section 406 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and Section 4975 of the Internal Revenue Code prohibit a pension, profit-sharing or other employee benefit plan, as well as individual retirement accounts, specified types of Keogh Plans and entities deemed to hold plan assets of any of the foregoing—we refer to each of these as a “benefit plan”—from engaging in specified transactions with persons that are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code with respect to that benefit plan. A violation of these “prohibited transaction” rules may result in an excise tax or other penalties and liabilities under ERISA and the Internal Revenue Code for these persons or fiduciaries of such benefit plan. Benefit plans that are governmental plans as defined in Section 3(32) of ERISA and specified church plans as defined in Section 3(33) of ERISA are not subject to ERISA requirements. However, such plans may be subject to comparable federal, state or local law restrictions.

The acquisition or holding of the notes by or on behalf of a benefit plan could be considered to give rise to a prohibited transaction if the servicer, the depositor, the issuing entity, the administrator, the ABLT owner trustee, [the swap counterparty,] the AART owner trustee, the ABLT indenture trustee, the AART indenture trustee, the underwriters or any of their respective affiliates is or becomes a party in interest or a disqualified person with respect to that benefit plan. Exemptions from the prohibited transaction rules could apply to the purchase and holding of the notes by a benefit plan depending on the type and circumstances of the plan fiduciary making the decision to acquire the notes. These exemptions include: Prohibited Transaction Class Exemption (“PTCE”) 96-23, regarding transactions effected by “in-house asset managers,” PTCE 95-60, regarding investments by insurance company general accounts; PTCE 91-38, regarding investments by bank collective investment funds, PTCE 90-1, regarding investments by insurance company pooled separate accounts and PTCE 84-14, regarding transactions effected by “qualified professional asset managers.”

In addition to the class exemptions listed above, the Pension Protection Act of 2006 provides a statutory exemption under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Internal Revenue Code for prohibited transactions between a benefit plan and a person or entity that is a party in interest to such benefit plan solely by reason of providing services to the benefit plan (other than a party in interest that is a fiduciary, or its affiliate, that has or exercises discretionary authority or control or renders investment advice with respect to the assets of the benefit plan involved in the transaction), provided that there is adequate consideration for the transaction. Even if the conditions specified in one or more of these exemptions are met, the scope of the relief provided by these exemptions might or might not cover all acts which might be construed as prohibited transactions. There can be no assurance that any of these, or any other exemption, will be available with respect to any particular transaction involving the notes, and prospective purchasers that are benefit plans should consult with their advisors regarding the applicability of any such exemption.

Each purchaser and transferee of notes will be deemed to represent and warrant that either (a) it is not acquiring the notes with the assets of a benefit plan or other plan that is subject to any law that is substantially similar to Title I of ERISA or Section 4975 of the Internal Revenue Code or (b) the acquisition and holding of the notes will not give rise to a nonexempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code or a violation of any substantially similar applicable law.

Plan Assets Regulation

In addition, despite the application of one of the foregoing exemptions to the purchase and/or holding of a note, transactions involving the issuing entity might be deemed to constitute prohibited transactions under ERISA and the Internal Revenue Code with respect to a benefit plan that purchased securities if assets of the issuing entity were deemed to be assets of the benefit plan. Under a regulation issued by the U.S. Department of Labor, as modified by Section 3(42) of ERISA (the “plan assets regulation”), the assets of the issuing entity would be treated as plan assets of a benefit plan for the purposes of ERISA and the Internal Revenue Code only if the benefit plan acquired an “equity interest” in the issuing entity and none of the exceptions contained in the plan assets regulation applied. An equity interest is defined under the plan assets regulation as an interest other than an instrument that is treated as indebtedness under applicable local law and that has no substantial equity features. Subject to the restrictions in the preceding paragraphs, notes that are debt instruments will be available for purchase by benefit plans.

Although there is little guidance on the subject, the depositor believes that, at the time of their issuance, the [offered] notes should not be treated as an equity interest in the issuing entity for purposes of the plan assets regulation. This determination is based in part upon the traditional debt features of the [offered] notes, including the reasonable expectation of purchasers of the [offered] notes that the [offered] notes will be repaid when due, as well as the absence of conversion rights, warrants and other typical equity features. The debt treatment of the [offered] notes for ERISA purposes could change if the issuing entity incurred losses. The more subordinated a class of [offered] notes is, the greater the risk of recharacterization is with respect to that class.

If you are a benefit plan fiduciary considering the purchase of the [offered] notes, you should consult with your counsel with respect to whether the assets of the issuing entity will be deemed to be plan assets and the applicability of the underwriters’ exemption or another exemption from the prohibited transaction rules and determine on your own whether all conditions have been satisfied and whether the [offered] notes are an appropriate investment for a benefit plan under ERISA and the Internal Revenue Code.

FEDERAL INCOME TAX CONSEQUENCES

On the [initial] closing date, Kirkland & Ellis LLP, special tax counsel to the depositor, will deliver its opinion for U.S. federal income tax purposes that the offered notes [will] constitute indebtedness. Each noteholder, by the acceptance of an offered note, will agree to treat the offered notes as indebtedness for federal, state and local income and franchise tax purposes.

The offered notes [that are fixed rate notes] may be issued with original issue discount, or “OID,” for federal income tax purposes. [The floating rate notes will not be issued with any OID.] The rules discussed under “—The Notes—Original Issue Discount” below requiring a holder to include OID in income under a “constant yield method” are inapplicable to OID which is de minimis. However, a holder of an offered note with a de minimis amount of OID must include such OID in income proportionately as principal payments are made on such offered note. See “—The Notes—Original Issue Discount” below for a general discussion of the federal income tax treatment of OID and its general application to holders of debt instruments.

Kirkland & Ellis LLP will also deliver its opinion that the issuing entity will not, for federal income tax purposes, be taxable as an association or publicly traded partnership taxable as a corporation. See “Federal Income Tax Consequences” and “State and Local Tax Consequences” in this prospectus.

The following discussion of the material federal income tax consequences of the purchase, ownership and disposition of the offered notes, to the extent it relates to matters of law or legal conclusions with respect thereto, represents the opinion of Kirkland & Ellis LLP with respect to the offered notes on the material matters associated with such consequences, subject to the qualifications set forth below.

Qualifications on Opinion of Tax Counsel

This discussion is based upon current provisions of the Internal Revenue Code, existing and proposed Treasury regulations thereunder, current administrative rulings, judicial decisions and other applicable authorities. There are no cases or Internal Revenue Service rulings on similar transactions involving both debt and equity interests issued by a trust with terms similar to those of the offered notes. As a result, there can be no assurance that the IRS will not challenge the conclusions reached in this prospectus, and no ruling from the IRS has been or will be sought on any of the issues discussed below. Furthermore, legislative, judicial or administrative changes may occur, perhaps with retroactive effect, which could affect the accuracy of the statements and conclusions set forth in this prospectus as well as the tax consequences to noteholders.

The following discussion does not purport to deal with all aspects of federal income taxation that may be relevant to the noteholders in light of their personal investment circumstances nor, except for limited discussions of particular topics, to holders subject to special treatment under the federal income tax laws, e. g., financial institutions, broker-dealers, life insurance companies, regulated investment companies, tax-exempt organizations, holders whose functional currency is not the United States dollar and holders that hold the notes as part of a conversion transaction, hedge or hedging transaction, straddle, synthetic security or other integrated transaction for United States federal income tax purposes. This information is directed to prospective purchasers who purchase notes in the initial distribution thereof, who are citizens or residents of the United States, including domestic corporations and partnerships, and who hold the notes as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code. The depositor suggests that prospective investors consult with their tax advisors as to the federal, state, local, foreign and any other tax considerations to them of the purchase, ownership and disposition of the notes. The following discussion does not purport to furnish information in the level of detail or with the attention to a prospective investor’s specific tax circumstances that would be provided by a prospective investor’s own tax advisor.

The following discussion addresses the [offered] notes [other than [the Class [    ] Notes], which are receiving different tax treatment,] which the depositor, the administrator and the noteholders will agree to treat as indebtedness secured by the secured notes.

The Notes

The following discussion of the material federal income tax consequences of the purchase, ownership and disposition of the [offered] notes to the extent it relates to matters of law or legal conclusions with respect thereto, represents the opinion of Kirkland & Ellis LLP with respect to the [offered] notes on the material matters associated with those consequences, subject to the qualifications set forth in this prospectus. In addition, Kirkland & Ellis LLP has prepared or reviewed the statements in this prospectus under the heading “Federal Income Tax Consequences—The Notes,” and is of the opinion that such statements are correct. Such statements do not purport to furnish information in the level of detail or with the attention to a prospective investor’s specific tax circumstances that would be provided by a prospective investor’s own tax advisor.

Characterization as Indebtedness. Prior to the sale of the [offered] notes, Kirkland & Ellis LLP will deliver its opinion to the effect that the [offered] notes will be treated as indebtedness for federal income tax purposes. Such opinion will be subject to the qualifications and assumptions as set forth therein. The depositor, the administrator and each noteholder, by acquiring an interest in an [offered] note, will agree to treat the [offered] notes as indebtedness for federal, state and local income and franchise tax purposes.

Treatment of Stated Interest. Assuming the [offered] notes are treated as indebtedness for federal income tax purposes and are not issued with OID, the stated interest on a note will be taxable to a noteholder as ordinary income when received or accrued in accordance with the noteholder’s method of tax accounting. Interest received on a note may constitute “investment income” for purposes of some limitations of the Internal Revenue Code concerning the deductibility of investment interest expense.

Original Issue Discount. In general, OID is the excess of the “stated redemption price at maturity” of a debt instrument over its “issue price,” unless that excess falls within a statutorily defined de minimis exception. A note’s “stated redemption price at maturity” is the aggregate of all payments required to be made under the note through maturity except “qualified stated interest.” Qualified stated interest is generally interest that is unconditionally payable in cash or property, other than debt instruments of the issuing entity, at fixed intervals of one year or less during the entire term of the instrument at specified rates. The “issue price” will be the first price at which a substantial amount of the [offered] notes are sold, excluding sales to bond holders, brokers or similar persons acting as underwriters, initial purchasers, placement agents or wholesalers.

If a note were treated as being issued with OID, a noteholder would be required to include OID in income as interest over the term of the note under a constant yield method. In general, OID must be included in income in advance of the receipt of cash representing that income. Thus, each cash distribution would be treated as an amount already included in income, to the extent OID has accrued as of the date of the interest distribution and is not allocated to prior distributions, or as a repayment of principal. This treatment would have no significant effect on noteholders using the accrual method of accounting. However, cash method noteholders may be required to report income on the [offered] notes in advance of the receipt of cash attributable to that income. Even if a note has OID falling within the de minimis exception, the noteholder must include that OID in income proportionately as principal payments are made on that note.

[A holder of the Class A-1 Notes will generally not be required to include OID on the Class A-1 Notes in income as it accrues, provided the holder of the Class A-1 Notes is not an accrual method taxpayer, a bank, a broker or dealer that holds the note as inventory, a regulated investment company or common trust fund, or the beneficial owner of pass-through entities specified in the Internal Revenue Code, or provided the holder does not hold the instrument as part of a hedging transaction, or as a stripped bond or stripped coupon. Instead, the holder of the Class A-1 Notes would include the OID accrued on the Class A-1 Notes in gross income upon a sale or exchange of the note or at maturity, or because the Class A-1 Notes are likely to be paid in installments, as principal is paid thereon. A holder of the Class A-1 Notes would be required to defer deductions for any interest expense on an obligation incurred to purchase or carry the Class A-1 Notes to the extent it exceeds the sum of the interest income, if any, and OID accrued on the Class A-1 Notes. However, a holder may elect to include OID in income as it accrues on all obligations having a maturity of one year or less held by the holder in that taxable year or thereafter, in which case the deferral rule of the preceding sentence will not apply. For purposes of this paragraph, OID accrues on the Class A-1 Notes on a ratable, straight-line basis, unless the holder irrevocably elects, under regulations to be issued by the Treasury Department, to apply a constant interest method to such obligation, using the holder’s yield to maturity and daily compounding.]

A holder who purchases a note after the initial distribution thereof at a discount that exceeds a statutorily defined de minimis amount will be subject to the “market discount” rules of the Internal Revenue Code, and a holder who purchases a note at a premium will be subject to the bond premium amortization rules of the Internal Revenue Code.

Market Discount. The [offered] notes, whether or not issued with OID, will be subject to the “market discount rules” of Section 1276 of the Internal Revenue Code. In general, these rules provide that if a noteholder acquires a note at a market discount (that is, a discount from its stated redemption price at maturity or, if the [offered] notes were issued with OID, its original issue price plus any accrued OID that exceeds a de minimis amount) and thereafter recognizes gain upon a disposition or receives payments of principal, then such gain or principal payment, to the extent of the accrued market discount, will be taxed as ordinary interest income to the noteholder.

Generally, the accrued market discount will be the total market discount on the note multiplied by a fraction, the numerator of which is the number of days the noteholder held the note and the denominator of which is the number of days from the date the noteholder acquired the note until its maturity date. The noteholder may elect, however, to determine accrued market discount under the constant yield method.

A noteholder that incurs or continues indebtedness to acquire a note at a market discount may also be required to defer the deduction of all or a portion of the interest on the indebtedness until the corresponding amount of market discount is included in income. A noteholder may elect to include market discount in gross income as it accrues and, if the noteholder properly makes such an election, is generally exempt from this rule. Any such election will apply to all debt instruments acquired by the taxpayer on or after the first day of the first taxable year to which such election applies. The adjusted basis of a note subject to such election will be increased to reflect market discount included in gross income, thereby reducing any gain or increasing any loss on a sale or other taxable disposition of the note.

Amortizable Bond Premium. In general, if a noteholder purchases a note at a premium (that is, an amount in excess of the amount payable upon the maturity thereof), such noteholder will be considered to have purchased such note with “amortizable bond premium” equal to the amount of such excess. The noteholder may elect to amortize such bond premium as an offset to interest income and not as a separate deduction item as it accrues under a constant yield method over the remaining term of the note. Such noteholder’s tax basis in the note will be reduced by the amount of the amortized bond premium. Any such election, properly made, will apply to all debt instruments (other than instruments the interest on which is excludible from gross income) held by the noteholder at the beginning of the first taxable year for which the election applies or thereafter acquired and is irrevocable without the consent of the IRS. Bond premium on a note held by a noteholder who does not elect to amortize the premium will remain a part of such noteholder’s tax basis in such note and will decrease the gain or increase the loss otherwise recognized on a sale or other taxable disposition of the note.

Net Investment Income. A tax of 3.8% is imposed on the “net investment income” of certain individuals, trusts and estates. Among other items, net investment income generally includes gross income from interest and net gain attributable to the disposition of certain property, less certain deductions. United States holders should consult their own tax advisors regarding the possible implications of this legislation in their particular circumstances.

Disposition of Notes. If a noteholder sells a note, the holder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale and the holder’s adjusted tax basis in the note. The adjusted tax basis of the note to a particular noteholder will equal the holder’s cost for the note, increased by any OID and market discount previously included by the noteholder in income from the note and decreased by any bond premium previously amortized and any principal payments previously received by the noteholder on the note. Any gain or loss will be capital gain or loss if the note was held as a capital asset, except for gain representing accrued interest or accrued market discount not previously included in income. Capital gain or loss will be long-term if the note was held by the holder for more than one year and otherwise will generally be short-term. Any capital losses realized generally may be used by a corporate taxpayer only to offset capital gains, and by an individual taxpayer only to the extent of capital gains plus $3,000 of other income.

Information Reporting and Backup Withholding. The issuing entity will be required to report annually to the IRS, and to each noteholder of record, the amount of interest paid on the [offered] notes, and the amount of interest withheld for federal income taxes, if any, for each calendar year, except as to exempt holders which are generally, corporations, tax-exempt organizations, qualified pension and profit-sharing trusts, individual retirement accounts, or nonresident aliens who provide certification as to their status. Each holder will be required to provide to the issuing entity, under penalties of perjury, a certificate containing the holder’s name, address, correct federal taxpayer identification number and a statement that the holder is not subject to backup withholding. If a nonexempt noteholder fails to provide the required certification, the issuing entity will be required to withhold, from interest otherwise payable to the holder, the percentage of that interest specified in the Internal Revenue Code (currently 28%) and remit the withheld amount to the IRS as a credit against the holder’s federal income tax liability.

Because the depositor will treat the issuing entity [as a partnership] [as a division of the depositor] and all [offered] notes except for the Class [    ] Notes,] as indebtedness for federal income tax purposes, the depositor will not comply with the tax reporting requirements that would apply under any alternative tax characterizations.

Tax Consequences to Foreign Noteholders. Subject to the discussion under “—Foreign Account Tax Compliance” below, interest paid or accrued to a noteholder who is a Foreign Person is not effectively connected with the conduct of a trade or business within the United States by the Foreign Person, the interest generally will be considered “portfolio interest,” and generally will not be subject to United States federal income tax and withholding tax, as long as the Foreign Person satisfies certain requirements of the Internal Revenue Code, including the requirements that the Foreign Person:

(1)	is not (A) actually or constructively a “10 percent shareholder” of [the issuing entity, unless the issuing entity is a Tax Non-Entity,] or the depositor, including a holder of 10 percent of the applicable outstanding certificates, (B) a “controlled foreign corporation” with respect to which [the issuing entity, unless the issuing entity is a Tax Non-Entity,] or the depositor is a “related person” within the meaning of the Internal Revenue Code or (C) a bank within the meaning of Section 881(c)(3)(A) of the Internal Revenue Code, and

(2)	provides an appropriate statement, signed under penalties of perjury, certifying that the beneficial owner of the note is a Foreign Person and providing that Foreign Person’s name and address. If the information provided in this statement changes, the Foreign Person must so inform the [issuing entity, unless the issuing entity is a Tax Non-Entity,] within 30 days of the change.

If the interest were not portfolio interest or if applicable certification requirements were not satisfied, then the interest would be subject to United States federal income and withholding tax at a rate of 30% unless reduced or eliminated pursuant to an applicable tax treaty.

Any capital gain realized on the sale, redemption, retirement or other taxable disposition of a note by a Foreign Person will be exempt from United States federal income and withholding tax, provided that:

(1)	the gain is not effectively connected with the conduct of a trade or business in the United States by the Foreign Person, and

(2)	in the case of a foreign individual, the Foreign Person is not present in the United States for 183 days or more in the taxable year.

If the interest, gain or income on a note held by a Foreign Person is effectively connected with the conduct of a trade or business in the United States by the Foreign Person, the holder, although exempt from the withholding tax previously discussed if an appropriate statement is furnished, generally will be subject to United States federal income tax on the interest, gain or income at regular federal income tax rates. In addition, if the Foreign Person is a foreign corporation, it may be subject to a branch profits tax equal to 30% of the Foreign Person’s “effectively connected earnings and profits” within the meaning of the Internal Revenue Code for the taxable year, as adjusted for specified items, unless the Foreign Person qualifies for a lower rate under an applicable tax treaty.

Foreign Account Tax Compliance. Sections 1471 through 1474 of the Internal Revenue Code (commonly referred to as the “Foreign Account Tax Compliance Act” or “FATCA”) significantly changes the reporting requirements imposed on certain Foreign Persons, including certain foreign financial institutions and investment funds. In general, a 30% withholding tax could be imposed on payments made to any such Foreign Persons unless such Foreign Person complies with certain reporting requirements regarding its direct and indirect U. S. shareholders or U.S. accountholders. Such withholding could apply to payments regardless of whether they are made to such Foreign Person in its capacity as a holder of a note or in a capacity of holding a note for the account of another. The withholding tax currently applies to interest payments but the withholding tax on gross proceeds from a disposition of debt instruments will not be imposed with respect to payments made prior to January 1, 2019. As a result, potential investors are encouraged to consult with their tax advisors regarding the possible implications of this legislation on an investment in the [offered] notes.

Each holder of a note or an interest therein, by acceptance of such note or such interest therein, will be deemed to have agreed to provide to the issuing entity, any paying agent or the AART indenture trustee, as applicable, (1) properly completed and signed tax certifications, for a U.S. person, on IRS Form W-9 and, for a Foreign Person, on the appropriate IRS Form W-8 and (2) to the extent any FATCA withholding or deduction is applicable, information sufficient to eliminate the imposition of, or determine the amount of, such withholding or deduction under FATCA. The AART indenture trustee or any paying agent of the issuing entity has the right to withhold any amounts (properly withholdable under law and without any corresponding gross-up) payable to any holder of a note or an interest therein that fails to comply with the requirements of the preceding sentence.

Tax Shelter Disclosure and Investor List Requirements

Treasury Regulations directed at abusive tax shelter activity appear to apply to transactions not conventionally regarded as tax shelters. Such Treasury Regulations require taxpayers to report certain information on IRS Form 8886 if they participate in a “reportable transaction” and to retain certain information related to such transactions. Organizers and promoters of the transaction are required to maintain records including investor lists containing identifying information and to furnish those records to the IRS upon demand.

A transaction may be a “reportable transaction” based upon any of several indicia, one or more of which may be present with respect to your investment. The Internal Revenue Code imposes significant penalties for failure to comply with these disclosure requirements. Prospective investors should be aware that the transferor and other participants in the transaction intend to comply with such disclosure and investor list requirements. Prospective investors should consult their own tax advisors concerning any possible disclosure obligation with respect to their investment.

STATE AND LOCAL TAX CONSEQUENCES

The above discussion does not address the tax treatment of the issuing entity, the [offered] notes or the noteholders under any state or local tax laws. The activities to be undertaken by the servicer in servicing and collecting the lease payments will take place throughout the United States and, therefore, many different tax regimes potentially apply to different portions of these transactions. Prospective investors are urged to consult with their tax advisors regarding the state and local tax consequences for them of purchasing, holding and disposing of the [offered] notes.

PLAN OF DISTRIBUTION

The depositor, the sponsor and the underwriters named below will enter into an underwriting agreement for the notes offered by this prospectus. Subject to the terms and conditions set forth in the underwriting agreement, the depositor will agree to sell to each of the underwriters named below, and each of the underwriters will severally agree to purchase from the depositor, the principal amount of the offered notes set forth opposite its name below:

Aggregate Principal Amount to be Purchased

	[Class A-1 Note(1)]	Class A-2[a] Note	[Class A-2b Note]	Class A-3 Note	Class A-4 Note	Class B Note	Class C Note
Total	$	$	$	$	$	$	$

(1)	The [Class A-1 Notes, the Class B Notes or the Class C Notes [may be] initially retained by the depositor or its affiliate.

[None of the sponsor, the depositor, the servicer, the issuing entity or the underwriters make any representation or agreement that it is undertaking or will have undertaken to comply with the requirements of Articles 404-410 of Regulation (EU) No. 575/2013 of the European Parliament of the Council of June 26, 2013, known as the Capital Requirements Regulation (“CRR”) or Article 17 of the European Union Alternative Investment Fund Managers Directive (Directive 2011/61/EU) as supplemented by Section 5 of Chapter III of Commission Delegated Regulation (EU) No. 231/2013 (“AIFMD”) . Noteholders are responsible for analyzing their own regulatory position and are advised to consult with their own advisors regarding the suitability of the offered notes for investment compliance with the CRR or the AIFMD.]

[The depositor will retain     % of each class of notes [in satisfaction of risk retention obligations of the sponsor].] The depositor or its affiliate [may] also retain the remaining [Class A-1 Notes][Class B Notes][Class C Notes][and the Class D Notes]. The depositor or its affiliate will retain the right to sell all or a portion of those retained notes, other than the notes retained to comply with the risk retention requirements set forth under “Credit Risk Retention,” at any time.] [The depositor or its affiliate will retain the Class RR Notes.] [The depositor or its affiliate may sell any notes retained for the purpose of complying with the credit risk retention requirements in the time frame set forth under “Credit Risk Retention.”]

The underwriters are responsible for jointly leading and managing the offering of the offered notes.

[Add description of non-U.S. underwriters who are not registered broker-dealers if material to investors of the notes.]

[The depositor has been advised by the underwriters that the several underwriters propose initially to offer the [Class A-1 Notes,] the Class A-2 Notes, the Class A-3 Notes, the Class A-4 Notes[, the Class B Notes and the Class C Notes] in negotiated transactions at varying prices to be determined at the time of sale.]

[The depositor has been advised by the underwriters that the several underwriters propose initially to offer the [Class A-1 Notes,] the Class A-2 Notes, the Class A-3 Notes, the Class A-4 Notes[, the Class B Notes and the Class C Notes] to the public at the prices set forth on the cover page of this prospectus, and to dealers at those prices less a selling concession not in excess of the percentage set forth below for each class of offered notes. The underwriters may allow, and those dealers may reallow to other dealers, a subsequent concession not in excess of the percentage set forth below for each class of offered notes. After the initial public offering, the public offering price and these concessions may be changed.

	Selling Concession(1)	Reallowance
[Class A-1 Notes]	%	%
Class A-2[a] Notes	%	%
[Class A-2b Notes]	%	%
Class A-3 Notes	%	%
Class A-4 Notes	%	%
[Class B Notes]	%	%
[Class C Notes]	%	%

(1)	[Due to sales to affiliates, one or more of the underwriters may be required to forego a de minimis portion of the selling concession they would otherwise be entitled to receive.]]

The underwriters may engage in over-allotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids for the offered notes in accordance with Regulation M under the Securities Exchange Act of 1934, as amended.

Over-allotment transactions involve short sales by the underwriters of the offered notes. Short sales involve the sale by the underwriters of a greater number of offered notes than they are required to purchase in the offering. This creates a syndicate short position and the need to engage in syndicate covering transactions to close out the syndicate short position. Short sales may be in the form of “covered” short sales or “naked” short sales.

Covered short sales are sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional offered notes in the offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing the offered notes in the open market. In determining the source of the offered notes to close out the covered short position, the underwriters will consider, among other things, the price of the offered notes available for purchase in the open market as compared to the price at which they may purchase the offered notes through the over-allotment option.

Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing the offered notes in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the offered notes in the open market after pricing that could adversely affect investors who purchase notes in the offering.

Stabilizing transactions permit the underwriters to make bids on or purchase the offered notes so long as the stabilizing bids or purchase prices do not exceed a stated maximum.

Syndicate covering transactions involve purchases of the offered notes in the open market after the distribution has been completed in order to cover syndicate short positions.

Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the offered notes originally sold by that syndicate member are purchased in a syndicate covering transaction.

Similar to other purchase transactions, over-allotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids may cause the prices of the offered notes to be higher than they would otherwise be in the absence of these transactions, and may also have the potential effect of preventing or retarding a decline in the market value of the offered notes. Neither the depositor nor any underwriter represents that the underwriters will engage in any of these transactions or that these transactions, once commenced, will not be discontinued without notice at any time.

The depositor and Ally Bank will indemnify the underwriters against specified liabilities, including liabilities under the Securities Act.

The AART indenture trustee and the ABLT indenture trustee, as applicable, may, from time to time, invest the funds in the Designated Accounts in Eligible Investments offered by the underwriters or affiliates of the underwriters.

In the ordinary course of its business, one or more of the underwriters and affiliates have provided, and in the future may provide, investment banking and commercial banking services to the depositor, the issuing entity and their affiliates.

The following chart sets forth information on the aggregate proceeds to the depositor from the sale of the offered notes.

	Aggregate Amount	As a percent of initial aggregate principal amount of the offered notes
Sale of the Offered Notes Proceeds	$	%
Underwriting Discount on the Offered Notes	$	%
Additional Offering Expenses	$	%
Net Proceeds to Depositor	$	%

[Matters Relating to the Offering of the Notes in Europe

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter will represent and agree that, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of the offered notes to the public in that Relevant Member State other than:

(1)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(2)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the depositor for any such offer; or

(3)	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of offered notes referred to in clauses (1), (2) or (3) above will require the issuing entity or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, (i) the expression “an offer of the offered notes to the public” in relation to any of the offered notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe to the offered notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, (ii) the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including by Directive 2010/73/EU) and includes any relevant implementing measure in each Relevant Member State, and (iii) the countries comprising the “European Economic Area” are Austria, Belgium, Bulgaria, Croatia (once its accession to the European Economic Area is finalized), Cyprus, the Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Iceland, Ireland, Italy, Latvia, Liechtenstein, Lithuania, Luxembourg, Malta, Netherlands, Norway, Poland, Portugal, Romania, Slovak Republic, Slovenia, Spain, Sweden and the United Kingdom.]

[United Kingdom. Each underwriter has represented, warranted and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of any notes in circumstances in which section 21(1) of the FSMA does not apply to the issuing entity and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any notes in, from or otherwise involving the United Kingdom.]

LEGAL OPINIONS

Specified matters relating to the offered notes will be passed upon for the issuing entity, the depositor, Ally Bank and Ally Financial by Richard V. Kent, Esq., General Counsel to the depositor and Assistant General Counsel of Ally Financial, by Jonathan P. Andrews, Chief Counsel to Ally Bank, by Kirkland & Ellis LLP, counsel to the depositor, the issuing entity, Ally Bank and Ally Financial and by [                    ], Utah counsel for Ally Bank. Certain federal income tax matters and insolvency matters will be passed upon for Ally Bank, the issuing entity and the depositor by Kirkland & Ellis LLP. Mr. Kent and Mr. Andrews may each from time to time own common stock of Ally Financial. Specified matters relating to the offered notes will be passed upon for the underwriters by [Mayer Brown LLP.], which has from time to time, represented, and is currently representing Ally Bank and its affiliates.

WHERE YOU CAN FIND MORE INFORMATION

We filed a registration statement relating to the notes with the SEC under the Securities Act. This prospectus is part of the registration statement, but the registration statement includes additional information.

The administrator will file with the SEC all required annual reports on Form 10-K, including registered public accounting firm attestation reports and servicer compliance statements, monthly distribution reports on Form 10-D, [monthly asset level data files and related documents on Form ABS-EE], current reports on Form 8-K, and amendments to those reports about the issuing entity under Ally Auto Receivables Trust 20    -SN    , SEC file number 333-209435-[    ]. These reports will be made available on the world wide web at http://www.[ally.com/about/investor/auto-securitization/us/].

You may read and copy any reports, statements or other information we file at the SEC’s public reference room in Washington, D.C. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings are also available to the public on the SEC Internet site, http://www.sec.gov.

For a summary of reports to be provided to securityholders, see “Reports to Securityholders” in this prospectus.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference any SEC reports and materials except for auditor’s reports or Forms ABS-15G filed or furnished by or on behalf of the issuing entity since the end of the latest fiscal year. We also incorporate by reference any future SEC reports and materials except for auditor’s reports or Forms ABS-15G filed or furnished by or on behalf of the issuing entity until we terminate our offering of the notes issued by the issuing entity. Information that we file later with the SEC will automatically update the information in this prospectus. In all cases, you should rely on the later information over different information included in this prospectus.

As a recipient of this prospectus, you may request a copy of any document we incorporate by reference, except exhibits to the documents not specifically incorporated by reference, at no cost, by writing to us at: Ally Bank, 6985 Union Park Center, Suite 435, Midvale, Utah 84047 or by calling us at: (801) 790-5000.

GLOSSARY OF TERMS TO PROSPECTUS

The following are definitions of terms used in this prospectus. References to the singular form of defined terms in this prospectus include references to the plural and vice versa.

“100% Prepayment Assumption” has the meaning set forth in “Weighted Average Life of the Offered Notes.”

“20    -SN pool” has the meaning set forth in “Overview.”

“20    -SN secured notes” has the meaning set forth in “Overview.”

[“AAA” means the American Arbitration Association.]

[“AAA Rules” means the AAA’s Commercial Arbitration Rules and Mediation Procedures or any successor rules or procedures.]

“AART Administrative Payment” means with respect to a secured note, an amount equal to the Secured Note Principal Balance, plus accrued interest calculated at the Secured Note Rate, determined as of the close of business on the last day of the Monthly Period prior to the Monthly Period as of which the administrator is required to (or, if earlier elects to) purchase that secured note.

“AART Collection Account Shortfall Amount” means, with respect to any distribution date, the excess of (x) the amounts payable from the AART collection account on that distribution date as described under “The Notes—Distributions on the Notes—Priorities for Distributions from AART Collection Account[: Amortization Period]” [and “The Notes—Distributions on the Notes—Priorities for Distributions from AART Collection Account: Revolving Period”] in this prospectus or, following the occurrence of an event of default under the AART indenture, and a declaration that the notes have become immediately due and payable, in each case other than deposits to the reserve account and payments to the certificateholders, over (y) the Total Available Amount for that distribution date, other than any amounts deposited in the AART collection account with respect to the AART Collection Account Shortfall Amount for that prior distribution date.

“AART Events of Default” has the meaning set forth in “The Notes—The AART Indenture—AART Events of Default; Rights Upon AART Events of Default.”

“AART indenture” means the AART 20    -SN indenture, dated as of the [initial] closing date, between the issuing entity and the AART indenture trustee, as the same may be amended, supplemented or otherwise modified from time to time.

“AART indenture trustee” has the meaning set forth in “Summary—The Parties.”

“AART Overcollateralization Amount” has the meaning set forth in “The Transfer Agreements and Servicing Agreements—Credit Enhancement—Overcollateralization.”

“AART owner trustee” has the meaning set forth in “Summary—The Parties.”

[“AART Related Documents” means the AART indenture, the trust sale agreement, the administration agreement and other similar associated documents for the issuing entity.]

“AART Warranty Payment” means, with respect to each secured note, an amount equal to the Secured Note Principal Balance, plus accrued interest calculated at the Secured Note Rate, determined as of the close of business on the last day of the Monthly Period prior to the Monthly Period as of which the depositor is required to (or, if earlier, elects to) repurchase the secured note.

“ABLT” has the meaning set forth in “Overview.”

“ABLT Basic Documents” means the ABLT Declaration of Trust, the ABLT Declaration Supplement, the VAULT trust agreement, the allocation notice, the Ally Bank Designation, the ABLT Designation, the VAULT security agreement, the allocation agreement, the ABLT indenture, the servicing agreement, the Pull Ahead Funding Agreement, the secured notes and the equity certificates of ABLT.

“ABLT Collections” has the meaning set forth in “The Secured Notes—Distributions on the Secured Notes.”

“ABLT Custodian” means Ally Financial, or another custodian named from time to time in the servicing agreement.

“ABLT Declaration of Trust” means the Declaration of Trust by Deutsche Bank Trust Company Delaware, as ABLT owner trustee, dated as of March 10, 2014, acknowledged, accepted and agreed to by ACOL LLC, as the same may be amended and supplemented from time to time.

“ABLT Declaration Supplement” means the ABLT Supplement to the Declaration, dated as of the [initial] closing date, between the ABLT owner trustee and ACOL LLC, as residual certificateholder and ABLT certificateholder.

“ABLT Designation” means the Designation of Trust Beneficiary and Creation of Series of Beneficial Interest, dated as of March 10, 2014, among Ally Financial, ACOL LLC and ABLT and accepted, acknowledged and agreed by the VAULT Trustee.

“ABLT Events of Default” has the meaning set forth in “The Secured Notes—The ABLT Indenture—ABLT Events of Default; Rights Upon ABLT Event of Default.”

“ABLT indenture” means the ABLT 20    -SN indenture, dated as of the [initial] closing date, between ABLT and the ABLT indenture trustee, as the same may be amended, supplemented or otherwise modified from time to time.

“ABLT indenture trustee” has the meaning set forth in “Summary—The Parties.”

“ABLT Overcollateralization Amount” has the meaning set forth in “The Transfer Agreements and Servicing Agreements—Credit Enhancement.”

“ABLT owner trustee” has the meaning set forth in “Summary—The Parties.”

“ABS” has the meaning set forth in “Weighted Average Life of the Offered Notes.”

“ABS Value” means, with respect to a lease asset on any distribution date and the last day of the related monthly period:

(a)	for each Administrative Lease Asset with respect to which the servicer has paid the Administrative Purchase Payment as of the close of business on the last day of the related monthly period under the servicing agreement, zero,

(b)	for each Warranty Lease Asset with respect to which ACOL LLC as the residual certificateholder or Ally Bank has paid the Warranty Payment as of the close of business on the last day of the related monthly period under the allocation agreement or the pooling agreement, zero,

(c)	for each lease asset that (i) terminated during or prior to the related monthly period or reached its scheduled lease end date during or prior to the related monthly period, (ii) became a Pull Ahead Lease Asset during or prior to the related monthly period, or (iii) became an Extended Lease during or prior to the related monthly period but, in each case, that did not become a Liquidating Lease Asset (and neither of the actions described in clauses (a) or (b) above have occurred with respect to that lease asset) during or prior to the related monthly period, the Lease Residual,

(d)	for each lease asset that became a Liquidating Lease Asset during or prior to the related monthly period, zero and

(e)	for each other lease asset not described in clauses (a) through (d) above, the sum of (i) the present value, as of the close of business on the last day of the related monthly period (discounted at a rate equal to the Discount Rate for that lease asset and computed on the basis of a 360-day year comprised of twelve 30-day months), of each Monthly Lease Payment (if any) for that lease asset due after the last day of the related monthly period, discounted from the first day of the monthly period in which the Monthly Lease Payment is due to the last day of the related monthly period, (ii) the aggregate amount of past due and unpaid Monthly Lease Payments, if any, for which no Advances have been made for that lease asset and (iii) the present value, as of the close of business on the last day of the related monthly period (discounted at a rate equal to the Discount Rate for that lease asset and computed on the basis of a 360-day year comprised of twelve 30-day months), of the Lease Residual for that lease asset, discounted from the first day of the monthly period in which the scheduled lease end date for that lease asset occurs to the last day of the related monthly period.

[“accumulation account” means the account so designated, established pursuant to the administration agreement.

“accumulation amount” means, for any distribution date during the revolving period, the aggregate amount on deposit in the accumulation account as of such distribution date.]

“ACOL LLC” has the meaning set forth in “Overview.”

“Acquisition” has the meaning set forth in “The Servicer and the Administrator.”

“Actual Payment” means, with respect to any distribution date and a lease, all payments received by the servicer from or for the account of the lessee during the related monthly period, except for any Overdue Payments, supplemental servicing fees, Excluded Amounts or payments with respect to Sales and Use Tax Amounts. Actual Payments do not include Applied Payments Ahead.

[“additional closing date” has the meaning set forth in “Overview.”

[“additional funding account” has the meaning set forth in “Summary—Additional Funding Period.”

[“additional lease assets” has the meaning set forth in “Overview.”

[“additional secured notes” has the meaning set forth in “Overview.”

[“additional servicing fee,” with respect to any distribution date, is the additional fee payable to the servicer for services rendered during the related monthly period, which will be equal to the sum of (1) 1/12th of the Additional Servicing Fee Rate multiplied by the Aggregate ABS Value of the lease assets at the opening of business on the first day of the related monthly period (or, for the first distribution date, the Additional Servicing Fee Rate multiplied by a fraction, the numerator of which is [    ] and the denominator of which is 360, multiplied by the initial Aggregate ABS Value of the lease assets) and (2) any unpaid additional servicing fee from any prior distribution date.]

[“Additional Servicing Fee Rate” means [1.00] % per annum.]

“Adjusted MSRP” has the meaning set forth in “The Lease Assets and the Secured Notes—Characteristics of the [Initial] Lease Assets.”

“administration agreement” means the administration agreement, dated as of the [initial] closing date, among Ally Financial, as administrator, the depositor and the issuing entity.

“administration fee” has the meaning set forth in “Servicing and Administration Procedures—Servicing and Administration Compensation and Payment of Expenses—Compensation for Administering the Secured Notes.”

“Administration Fee Rate” means [0.01] % per annum.

“Administrative Lease Asset” means a lease asset that the servicer is required to purchase pursuant to the servicing agreement.

“Administrative Purchase Payment” means, with respect to (a) an Administrative Secured Note, an amount equal to the Secured Note Principal Balance, plus accrued interest calculated at the Secured Note Rate, determined as of the close of business on the day which the administrator is required to, or, if earlier, elects to, purchase the Administrative Secured Note and (b) an Administrative Lease Asset, the ABS Value of that Administrative Lease Asset as of the close of business on the last day of the monthly period prior to the monthly period as of which the servicer is required, or, if earlier, elects, to purchase the Administrative Lease Asset.

“Administrative Secured Note” means a Secured Note that the administrator is required to purchase under the Administration Agreement or that the administrator has elected to purchase under the Administration Agreement.

“administrator” has the meaning set forth in “Summary—The Parties.”

“Administrator default” has the meaning set forth in “The Transfer Agreements and Servicing Agreements—Administrator Default.”

“ADR Facilitator” has the meaning set forth in “The Lease Assets and the Secured Notes—Dispute Resolution.”

“Advance” means, with respect to the lease assets and any distribution date, the amount that the servicer has advanced under the servicing agreement.

“Aggregate ABS Value” means, with respect to any group of lease assets, as of any date of determination, an amount equal to the sum of the ABS Values of all lease assets on that date.

“Aggregate Class Interest Distributable Amounts” means the Aggregate Class A Interest Distributable Amount, the Aggregate Class B Interest Distributable Amount, the Aggregate Class C Interest Distributable Amount and [the Aggregate Class D Interest Distributable Amount], as the context requires.

“Aggregate Class A Interest Distributable Amount” means with respect to any distribution date, the sum of (1) the aggregate of the Note Class Interest Distributable Amount for each class of the Class A Notes as of that distribution date and (2) the Class A Interest Carryover Shortfall as of the preceding distribution date.

“Aggregate Class B Interest Distributable Amount” means with respect to any distribution date, the sum of (1) the aggregate of the Note Class Interest Distributable Amount for the Class B Notes as of that distribution date and (2) the Class B Interest Carryover Shortfall as of the preceding distribution date.

“Aggregate Class C Interest Distributable Amount” means with respect to any distribution date, the sum of (1) the aggregate of the Note Class Interest Distributable Amount for the Class C Notes as of that distribution date and (2) the Class C Interest Carryover Shortfall as of the preceding distribution date.

[“Aggregate Class D Interest Distributable Amount” means with respect to any distribution date, the sum of (1) the aggregate of the Note Class Interest Distributable Amount for the Class D Notes as of that distribution date and (2) the Class D Interest Carryover Shortfall as of the preceding distribution date.]

“Aggregate Initial ABS Value” means an amount equal to the sum of the Initial ABS Values of all lease assets.

“Aggregate Noteholders’ Interest Distributable Amount” means for any distribution date, the sum of (1) the Aggregate Class A Interest Distributable Amount as of that distribution date, (2) the Aggregate Class B Interest Distributable Amount as of that distribution date, (3) the Aggregate Class C Interest Distributable Amount as of that distribution date and [(4) the Aggregate Class D Interest Distributable Amount as of that distribution date].

“Aggregate Noteholders’ Principal Distributable Amount” means for any distribution date [during the amortization period], the sum of (1) the Noteholders’ Regular Principal Distributable Amount as of that distribution date and (2) the Aggregate Noteholders’ Priority Principal Distributable Amount as of that distribution date. [During the revolving period and for the related distribution dates, the Aggregate Noteholders’ Principal Distributable Amount is zero.]

“Aggregate Noteholders’ Priority Principal Distributable Amount” means with respect to any distribution date [during the amortization period], the sum of (1) the First Priority Principal Distributable Amount, (2) the Second Priority Principal Distributable Amount, (3) the Third Priority Principal Distributable Amount and (4) the Fourth Priority Principal Distributable Amount.

“Aggregate Overcollateralization Amount” has the meaning set forth in “The Transfer Agreements and Servicing Agreements—Credit Enhancement.”

[“aggregate overcollateralization target amount” has the meaning set forth in “Summary—Credit Enhancement.”]

“Aggregate Secured Note Interest Distributable Amount” means, for any distribution date, an amount equal to the sum of the Secured Note Interest Distributable Amounts for all secured notes on that distribution date.

“AIFMD” has the meaning set forth in “Plan of Distribution.”

“ALG Residual” has the meaning set forth in “Description of Auto Lease Business—Determination of Residual Value.”

“allocation agreement” means the allocation agreement, dated as of the [initial] closing date, among Ally Bank, ABLT, ACOL LLC, the ABLT owner trustee and the ABLT indenture trustee, as the same may be amended, supplemented or otherwise modified from time to time.

“allocation notice” means the Reallocation Notice, dated as of the [initial] closing date, among Ally Bank, Ally Financial, ACOL LLC and ABLT.

“Ally Bank Designation” means the Designation of Trust Beneficiary and Creation of Series Beneficial Interest, dated as of August 2, 2004, by Ally Financial and Ally Bank and accepted, acknowledged and agreed by the VAULT Trustee.

“Ally Financial” means Ally Financial Inc., a Delaware corporation, formerly known as GMAC Inc., GMAC LLC and General Motors Acceptance Corporation and its successors and assigns.

“Ally Servicing” has the meaning set forth in “The Servicer and the Administrator.”

[“amortization period” has the meaning set forth in “Summary—The Revolving Period.”

[“applicable cutoff date” has the meaning set forth in “Summary—Issuing Entity Assets.”

“Applied Extended Lease Payment Amount” means, with respect to each distribution date, the amount of any Extended Lease Payments received or deposited by the servicer into the ABLT collection account during or prior to the related monthly period in respect of Applied Extended Leases for that distribution date.

“Applied Extended Leases” means, with respect to each distribution date, any Extended Lease that became a Liquidating Lease Asset during the related monthly period.

“Applied Payments Ahead” means, with respect to a distribution date and a lease on which the Actual Payment made by the lessee during the related monthly period was less than the Monthly Lease Payment, an amount equal to the lesser of (i) the Payments Ahead with respect to that lease and (ii) the amount by which the Monthly Lease Payment exceeds that Actual Payment.

“asset representations review agreement” means the asset representations review agreement, dated as of the [initial] closing date, among Ally Bank, ABLT, the issuing entity and the asset representations reviewer, as amended and supplemented from time to time.

“asset representations reviewer” has the meaning set forth in “Asset Representations Reviewer.”

“Automotive Lease Guide” means the guide published by Automotive Lease Co. setting forth anticipated residual values for various makes and models of motor vehicles under the circumstances described therein.

“Available Distribution Amount” has the meaning set forth in “The Secured Notes—Distributions on the Secured Notes—Determination of Available Distribution Amount.”

[“back-to-back swap” has the meaning set forth in “The Transfer Agreements and Servicing Agreements—Interest Rate Swaps.”]

“Bankruptcy Code” means title 11 of the United States Code, as amended from time to time.

“basic servicing fee,” with respect to any distribution date, is the product of (1) the Aggregate ABS Value of the lease assets at the opening of business on the first day of the related monthly period, (2) 1/12 (or with respect to the first distribution date, a fraction, the numerator of which is [    ] and the denominator of which is 360), and (3) the Basic Servicing Fee Rate.

“Basic Servicing Fee Rate” means 1.00% per annum.

“benefit plan” has the meaning set forth in “ERISA Considerations—General.”

“BHCA” has the meaning set forth in “The Servicer and the Administrator.”

“certificate distribution account” means any account so designated and established and maintained pursuant to the trust agreement.

“Certificate Pool Factor” means, for each class of certificates, a seven-digit decimal which the administrator will compute prior to each distribution on the certificates indicating the remaining certificate balance as of the close of that date, as a fraction of the initial certificate balance.

“Class A Interest Carryover Shortfall” means as of the close of any distribution date, the excess of the Aggregate Class A Interest Distributable Amount for that distribution date, over the amount that was actually deposited in the note distribution account on that distribution date available for interest payments for the Class A Notes.

“Class A Notes” means collectively, the Class A-1 Notes, the Class A-2 Notes, the Class A-3 Notes and the Class A-4 Notes.

“Class A-1 Notes” means the     % Asset Backed Notes issued by the issuing entity.

[“Class A-2 Notes” means [collectively,] the Class A-2[a] Notes[and the Class A-2b Notes].]

“Class A-2[a] Notes” means the     % Asset Backed Notes, Class A-2[a] issued by the issuing entity.

[“Class A-2b Notes” means the Floating Rate Asset Backed Notes, Class A-2b issued by the issuing entity.]

“Class A-3 Notes” means the     % Asset Backed Notes, Class A-3 issued by the issuing entity.

“Class A-4 Notes” means the     % Asset Backed Notes, Class A-4 issued by the issuing entity.

“Class B Interest Carryover Shortfall” means as of the close of any distribution date, the excess of the Aggregate Class B Interest Distributable Amount for that distribution date, over the amount that was actually deposited in the note distribution account on that distribution date available for interest payments for the Class B Notes.

“Class B Notes” means the     % Asset Backed Notes, Class B issued by the issuing entity.

“Class C Interest Carryover Shortfall” means as of the close of any distribution date, the excess of the Aggregate Class C Interest Distributable Amount for that distribution date, over the amount that was actually deposited in the note distribution account on that distribution date available for interest payments for the Class C Notes.

“Class C Notes” means the     % Asset Backed Notes, Class C issued by the issuing entity.

[“Class D Interest Carryover Shortfall” means as of the close of any distribution date, the excess of the Aggregate Class D Interest Distributable Amount for that distribution date, over the amount that was actually deposited in the note distribution account on that distribution date available for interest payments for the Class D Notes.

“Class D Notes” means the     % Asset Backed Notes, Class D issued by the issuing entity.]

[“Class RR Notes” has the meaning set forth in “Credit Risk Retention—Retained Eligible Vertical Interest.”]

“Controlling Class” has the meaning set forth in “Risk Factors.”

“CRR” has the meaning set forth in “Plan of Distribution—Aggregate Principal Amount to be Purchased.”

“[initial] cutoff date” means [            ], 20[    ].

“data and disclosure review” has the meaning set forth in “The Lease Assets and the Secured Notes—Depositor Review of the [Initial] Lease Asset Pool.”

“DBRS” means DBRS Ltd.

“delinquent lease asset” has the meaning set forth in “The Lease Assets and the Secured Notes—Asset Representations Review.”

“delinquency trigger” has the meaning set forth in “The Lease Assets and the Secured Notes—Asset Representations Review.”

“Designated Accounts” means the AART collection account, the note distribution account, [ABLT reserve account,] [the AART reserve account,] [the risk retention reserve account] and the ABLT collection account [and for which the funds on deposit are invested in Eligible Investments].

“Discount Rate” means, with respect to any lease, [the greater of (i) the implicit lease rate and (ii)] [    ]% per annum.

“distribution dates” has the meaning set forth in “Summary—The Notes.”

“Dodd-Frank Act” has the meaning set forth in “Summary—Certain Investment Company Act Considerations.”

“DTC” has the meaning set forth in “The Lease Assets and the Secured Notes—Asset Representations Review.”

[“early amortization event” has the meaning set forth above in “The Transfer Agreements and Servicing Agreements—The Revolving Period.” ]

[“EHRI” has the meaning set forth in “Credit Risk Retention.”]

“Eligible Investments” means generally investments (1) that are acceptable to the hired rating agencies rating the issuing entity’s notes and certificates at the request of the depositor as being consistent with the rating of the notes and (2) that mature no later than the business day preceding the next distribution date, in the case of the AART collection account, the note distribution account and any AART reserve account, and no later than the business day preceding the next distribution date or, the next distribution date, in the case of investments in the institutions in which the applicable account is maintained or the account owner, the short-term unsecured debt of which has a specified rating, has agreed to advance funds, if necessary, on any distribution date, in the case of the ABLT collection account and the ABLT reserve account, as applicable.

“ERISA” has the meaning set forth in “ERISA Considerations.”

“ERISA Affiliate” means a corporation, trade or business that is, along with Ally Financial, a member of a controlled group of corporations or a controlled group of trades or businesses, as described in Section 414 of the Internal Revenue Code or Section 4001 of ERISA.

[“EVI” has the meaning set forth in “Credit Risk Retention.”]

“Excess Payment” means, with respect to any lease asset and any monthly period, the excess, if any, of (x) the amount of the payments by or on behalf of the related lessee and received during that monthly period (other than prepayments in full in connection with any early termination of a lease) that are not supplemental servicing fees, Excluded Amounts, Sales and Use Tax Amounts or Applied Payments Ahead, over (y) the amounts applied towards any Outstanding Advances and the Monthly Lease Payment for that lease asset in accordance with the servicing agreement.

“Excluded Amounts” means, with respect to any distribution date and any lease asset, the sum of (i) any amounts received by the servicer during the related monthly period with respect to any administrative fees and parking tickets and fines on the related leased vehicle, (ii) premiums paid by the servicer or due to the related insurer during the related monthly period in connection with the maintenance of insurance with respect to that lease asset, and (iii) any amounts required under applicable law to be paid or refunded to the lessee during the related monthly period (including any rebates of premiums with respect to cancellation of any insurance policy or service contract entered into by the lessee).

“Extended Lease” means any lease included in a lease asset that has reached its scheduled lease end date, with respect to which the lessee (x) has paid all Monthly Lease Payments required under the terms of the lease and (y) has agreed with the servicer to extend the term of the lease and to continue making Monthly Lease Payments under that lease in an amount as agreed between the lessee and the servicer in accordance with its customary servicing practices.

“Extended Lease Payments” means, with respect to any Extended Lease and any monthly period prior to the monthly period in which the related leased vehicle was sold or otherwise disposed of by the servicer, any Monthly Lease Payments due under that Extended Lease after its scheduled lease end date and received by the servicer during the related monthly period, minus any payments in respect of Sales and Use Tax Amounts required to be paid with respect to that Extended Lease during that monthly period.

“FATCA” has the meaning set forth in “Federal Income Tax Consequences—The Notes.”

“FDIA” means the Federal Deposit Insurance Act.

“FDIC” has the meaning set forth in “Federal Income Tax Consequences.”

[“FDIC Rule” has the meaning set forth in “Risk Factors.”]

[“FDIC Rule Covenant” has the meaning set forth in “Insolvency Aspects of the Offering—FDIC Rule.”]

“FICO Score” has the meaning set forth in “The Lease Assets and the Secured Notes—Characteristics of the [Initial] Lease Assets.”

“Final Scheduled Distribution Date” means the Final Scheduled Distribution Date (1) for [the Class A-1 Notes,] the Class A-2[a] Notes, [the Class A-2b Notes,] the Class A-3 Notes, the Class A-4 Notes, the Class B Notes and the Class C Notes as set forth on the front cover page of this prospectus, and (2) for [the Class A-1 Notes, the distribution date on              20,      and] [the Class D Notes, the distribution date on              20,    ].

[“FINRA” means the The Financial Industry Regulatory Authority.

“FINRA Rules” mean FINRA’s Code of Arbitration Procedures and Code of Mediation Procedures or any successor rules or procedures.]

“First Priority Principal Distributable Amount” means with respect to any distribution date [related to the amortization period], an amount equal to the excess, if any, of (i) the aggregate outstanding principal balance of the Class A Notes as of the preceding distribution date (after giving effect to any principal payments made on the Class A Notes on that date) (or with respect to the first distribution date, on the [initial] closing date), over (ii) the Aggregate ABS Value of the lease assets at the close of business on the last day of the related monthly period.

“Fitch” means Fitch Ratings, Inc.

[“fixed rate notes” has the meaning set forth in “Summary—The Notes”]

[“floating rate notes” has the meaning set forth in “Summary—The Notes”]

“Foreign Account Tax Compliance Act” has the meaning set forth in “Federal Income Tax Consequences—The Notes.”

“Foreign Person” means a nonresident alien, foreign corporation or other non-United States person or entity.

[“Fourth Priority Principal Distributable Amount” means, with respect to any distribution date [related to the amortization period], an amount, not less than zero, equal to the difference between (1) the excess, if any, of (a) the aggregate outstanding principal balance of all the notes as of the preceding distribution date (after giving effect to any principal payments made on the notes on such preceding distribution date) over (b) the Aggregate ABS Value of the lease assets as of the close of business on the last day of the immediately preceding monthly period, and (2) the sum of (a) the First Priority Principal Distributable Amount, if any, with respect to such distribution date, (b) the Second Priority Principal Distributable Amount, if any, with respect to such distribution date, and (c) the Third Priority Principal Distributable Amount, if any, with respect to such distribution date.]

“FRB” has the meaning set forth in “The Sponsor.”

[“funding date” has the meaning set forth in “Summary—Additional Funding Period.”]

[“FSMA” has the meaning set forth in “Plan of Distribution—Matters Relating to the Offering of the Notes in Europe.”]

“General Motors” means General Motors Company, and its successors and assigns, or General Motors LLC, and its successors and assigns.

“IB Finance” has the meaning set forth in “The Sponsor.”

“information databases” has the meaning set forth in “The Lease Assets and the Secured Notes—Depositor Review of the [Initial] Lease Asset Pool.”

“Initial ABS Value” means the Aggregate ABS Value of all lease assets as of the [initial] cutoff date, which is $[        ] and, with respect to each lease asset, the sum of (i) the present value, as of the [initial] cutoff date (discounted at a rate equal to the Discount Rate for that lease asset and computed on the basis of a 360-day year comprised of twelve 30-day months), of each Monthly Lease Payment (if any) due after the [initial] cutoff date, discounted from the first day of the monthly period in which that Monthly Lease Payment is due to the [initial] cutoff date, (ii) the aggregate amount of past due and unpaid Monthly Lease Payments (if any) for which no Advances have been made, and (iii) the present value, as of the close of business on the [initial] cutoff date (discounted at a rate equal to the Discount Rate and computed on the basis of a 360-day year comprised of twelve 30-day months), of the Lease Residual, discounted from the first day of the monthly period in which the scheduled lease end date for that lease asset occurs to the [initial] cutoff date.

[“initial closing date” means             , 20    .]

[“initial cutoff date” means             , 20    . ]

“[initial] hypothetical pool of lease assets” has the meaning set forth in “Weighted Average Life of the Offered Notes.”

“Insurance Proceeds” means, with respect to a distribution date and a lease asset, all amounts received by the servicer during the related monthly period with respect to any insurance policies maintained with respect to that lease asset pursuant to the servicing agreement.

“Internal Revenue Code” means the United States Internal Revenue Code of 1986, as amended.

“IRS” means the Internal Revenue Service.

“issuing entity” has the meaning set forth on the cover page.

[“JAMS” means JAMS.

“JAMS Rules and Procedures” means the JAMS’ Rules and Procedures or any successor rules or procedures.]

“lease” means any automobile or light duty truck lease sold, assigned, transferred or conveyed to ABLT, including all other agreements related thereto and all rights and obligations thereunder.

“lease asset” has the meaning set forth in “Overview.”

“lease asset document file” has the meaning set forth in “The Lease Assets and the Secured Notes—Depositor Review of the [Initial] Lease Asset Pool.”

“Lease Residual” has the meaning set forth in “Description of Auto Lease Business—Determination of Residual Value.”

[“LIBOR Business Day” means any day other than a Saturday, Sunday or any other day on which banks in London are required or authorized to be closed.]

“Liquidating Lease Asset” means a lease asset with respect to which any of the following has first occurred during a monthly period:

(a)	the related leased vehicle was sold or otherwise disposed of by the servicer following repossession thereof or the scheduled or early termination of the related lease,

(b)	the related lease reached its scheduled lease end date more than 120 days prior to the end of that monthly period and as of the end of that monthly period, the related leased vehicle remained unsold,

(c)	the related lease became an Extended Lease on its scheduled lease end date, which scheduled lease end date shall have occurred more than 120 days prior to the end of that monthly period and as of the end of that monthly period, the related leased vehicle remained unsold or

(d)	the servicer’s records, in accordance with its customary servicing practices, disclose that all Insurance Proceeds expected to be received have been received by the servicer following a casualty or other loss with respect to the related leased vehicle.

“Monthly Lease Payment” means, with respect to any lease asset, the amount required to be paid by the lessee under the related lease on or prior to each monthly lease payment date (as that amount may be modified in connection with any permitted modification or extension), minus any payments with respect to Sales and Use Tax Amounts required to be paid pursuant to that lease on or prior to the monthly lease payment date.

“Monthly Payment Advance” means, with respect to each monthly period and each lease asset (other than an Administrative Lease Asset, a Warranty Lease Asset or an Extended Lease), an amount advanced by the servicer equal to any shortfall in the Monthly Lease Payment for that lease asset remaining after application of the Applied Payments Ahead under the servicing agreement.

“monthly period” means a calendar month (or, in the case of the first monthly period, the period from and including the cutoff date to and including [                    ]. The “related monthly period” for a distribution date is the monthly period preceding the calendar month in which that distribution date occurs.

“Monthly Remittance Condition” means a condition that will be satisfied if (A) Ally Financial is the servicer, (B) no servicer default has occurred and is continuing, and (C) either (i) the short-term unsecured debt of the servicer is rated equal to or higher than a specified level by each rating agency hired to rate the notes (such specified ratings being “R-1 (middle)” by DBRS, “F1” by Fitch, “P-1” by Moody’s or “A-1” by Standard & Poor’s, as applicable) or (ii) the servicer has made any other arrangements satisfactory to the rating agencies hired to rate the secured notes or the notes secured by the secured notes.

“Moody’s” means Moody’s Investors Service, Inc.

“MSRP” has the meaning set forth in “The Lease Assets and the Secured Notes—Characteristics of the [Initial] Lease Assets.”

“Note Class Interest Distributable Amount” means for any class [or tranche] of notes and any distribution date, the product of (1) the outstanding principal balance of that class [or tranche] as of the close of the preceding distribution date, or, in the case of the first distribution date, the outstanding principal balance of that class [or tranche] on the [initial] closing date, and (2) in the case of (A) the fixed rate notes other than the Class A-1 Notes, 1/12 of the interest rate for that class [or tranche], or, in the case of the first distribution date, the interest rate for that class [or tranche] multiplied by a fraction, the numerator of which is [                    ] and the denominator of which is 360 and (B) in the case of the floating rate notes and the Class A-1 Notes, the product of the interest rate for that class [or tranche] for that distribution date and a fraction, the numerator of which is the number of days elapsed from and including the prior distribution date, or, in the case of the first distribution date, from and including the [initial] closing date, to but excluding that distribution date and the denominator of which is 360.

“Note Pool Factor” means, for each class of notes, a seven digit decimal which the administrator will compute prior to each distribution for the notes indicating the remaining outstanding principal balance of the notes, as of the close of the distribution date, as a fraction of the initial outstanding principal balance of the notes.

“Noteholders’ Regular Principal Distributable Amount” means for any distribution date, the lesser of:

(A)	the aggregate outstanding principal balance of the notes as of the close of the immediately preceding distribution date or in the case of the first distribution date, the outstanding principal balance of the notes on the [initial] closing date and

(B)	the excess, if any, of:

(1)	the outstanding principal balance of the notes on that distribution date (after giving effect to any Aggregate Noteholders’ Priority Principal Distributable Amount for that date), over (2) the result of the Aggregate ABS Value as of the close of business on the last day of the related monthly period, minus the aggregate overcollateralization target amount.

[For any distribution date related to the revolving period, the Noteholders’ Regular Principal Distributable Amount is zero.]

Notwithstanding the foregoing, on or after the Final Scheduled Distribution Date for the Class [D] Notes, the Noteholders’ Regular Principal Distributable Amount shall equal the greater of (1) the amount specified above and (2) the excess of (x) the outstanding principal balance of that class of notes as of the preceding distribution date, over (y) the Aggregate Noteholders’ Priority Principal Distributable Amount with respect to the current distribution date.

“offered notes” has the meaning set forth in “Summary—The Notes.”

“OID” has the meaning set forth in “Federal Income Tax Consequences.”

“OLA” means the Orderly Liquidation Authority established by the Dodd-Frank Act.

[“[One]-Month LIBOR” has the meaning set forth in “The Notes—LIBOR.”]

“Original FICO Score” has the meaning set forth in “The Lease Assets and the Secured Notes—Characteristics of the [Initial] Lease Assets.”

“Outstanding Advance” means as of the last day of a monthly period and with respect to a lease asset, the sum of all Monthly Payment Advances and Residual Advances made on or prior to that date, minus all payments made or collections received on or prior to that date that are specified in the servicing agreement as reducing Outstanding Advances with respect to that lease asset.

“Overdue Payment” means, with respect to each distribution date and a lease asset, all payments, other than supplemental servicing fees, Excluded Amounts and Sales and Use Tax Amounts, received by the servicer from or for the account of the related lessee during the related monthly period, to the extent of the portion of any Outstanding Advances made with respect to that lease asset.

“Paid in Full Lease” means a lease for which all monthly payments have been made as of the related closing date but which is not, as of such closing date, a Liquidating Lease Asset.

“Partnership Certificates” means certificates issued by a Tax Partnership. References to a holder of these certificates are the beneficial owner thereof.

“Payment Ahead Servicing Account” means the account established and maintained by the servicer, for the benefit of the lessees, in the name of the ABLT indenture trustee, into which the servicer or the ABLT indenture trustee will deposit Excess Payments to the extent required by the servicing agreement. The Payment Ahead Servicing Account will not be property of ABLT.

“Payments Ahead” means, with respect to each distribution date and a lease, the aggregate of all Excess Payments on that lease received during or prior to the related monthly period minus the aggregate of all Applied Payments Ahead on that lease that were applied on any prior distribution date.

“PBGC” means the Pension Benefit Guaranty Corporation.

“PDP” means PDP Group, Inc.

“plan assets regulation” has the meaning set forth in “ERISA Considerations—Plan Assets Regulation.”

“pool review” has the meaning set forth in “The Lease Assets and the Secured Notes—Depositor Review of the [Initial] Lease Asset Pool.”

“pooling agreement” means the pooling agreement, dated as of the [initial] closing date, between Ally Bank and the depositor, as amended and supplemented from time to time.

[“primary swap” has the meaning set forth in “The Transfer Agreements and Servicing Agreements—Interest Rate Swaps.”]

“process review” has the meaning set forth in “The Lease Assets and the Secured Notes—Depositor Review of the [Initial] Lease Asset Pool.”

“Program Lease” means automobile and light truck leases sold, assigned, transferred or conveyed to ABLT, including all other agreements related thereto and all rights and obligations thereunder.

“PTCE” has the meaning set forth in “ERISA Considerations—General.”

“Pull Ahead Agent” has the meaning set forth in “Description of Auto Lease Business—Pull Ahead Programs and other Early Termination Marketing Programs.”

“pull ahead funding agreement” means the pull ahead funding agreement, dated as of the[initial] closing date, among ABLT, the Pull Ahead Agent and the ABLT indenture trustee.

“Pull Ahead Lease Asset” means a lease asset for which the related lessee has elected to terminate the related lease prior to its scheduled lease end date by delivering the related leased vehicle to a dealer pursuant to the terms of an applicable Pull Ahead Program and that lease.

“Pull Ahead Payment” means, with respect to any Pull Ahead Lease Asset and any distribution date, the sum of (1) all remaining Monthly Lease Payments due in accordance with the terms of the related lease, (2) all due and unpaid Monthly Lease Payments, and (3) any Pull Ahead Payment that was due but not paid in full on any prior distribution date.

“Pull Ahead Program” means any program instituted by the Pull Ahead Agent or a vehicle manufacturer pursuant to which the lessee is permitted to terminate a lease prior to its scheduled lease end date without payment by the lessee of all or a portion of the remaining Monthly Lease Payments due in accordance with the terms of the related lease.

“Record Date” means, for any distribution date, the close of business on the date immediately preceding the distribution date, or if definitive securities are issued, the last day of the related Monthly Period.

[“Reference Bank Rate” means, for any distribution date, a rate determined on the basis of the rates at which deposits in U.S. dollars are offered by reference banks as of 11:00 a.m., London time, on the day that is two LIBOR

Business Days prior to the immediately preceding distribution date (or, in the case of the initial distribution date, the day that is two LIBOR Business Days prior to the [initial] closing date) to prime banks in the London interbank market for a period of one month, in amounts approximately equal to the then outstanding principal balance of the applicable class [or tranche] of floating rate notes. The reference banks will be four major banks that are engaged in transactions in the London interbank market, selected by the AART indenture trustee after consultation with the depositor. The AART indenture trustee will request the principal London office of each of the reference banks to provide a quotation of its rate. If at least two quotations are provided, the rate will be the arithmetic mean of the quotations, rounded upwards to the nearest one-sixteenth of one percent. If on that date fewer than two quotations are provided as requested, the rate will be the arithmetic mean, rounded upwards to the nearest one-sixteenth of one percent, of the rates quoted by one or more major banks in New York City, selected by the AART indenture trustee after consultation with the depositor, as of 11:00 a.m., New York City time, on that date to leading European banks for U.S. dollar deposits for a period of one month in amounts approximately equal to the then outstanding principal balance of the applicable class or tranche of floating rate notes. If no quotation can be obtained, then the Reference Bank Rate will be the rate from the prior distribution date.]

[“Relevant Implementation Date” has the meaning set forth in “Plan of Distribution—Matters Relating to the Offering of the Notes in Europe.”]

[“Relevant Member State” has the meaning set forth in “Plan of Distribution—Matters Relating to the Offering of the Notes in Europe.”]

“Reserve Account Required Amount” has the meaning set forth in “The Transfer Agreements and Servicing Agreements—Credit Enhancement—ABLT Reserve Account.”

“Residual Advance” means on the related distribution date, with respect to any monthly period and any lease (1) which terminated by reason of having reached its scheduled lease end date 120 days or more prior to the last day of that monthly period, and (2) for which the related leased vehicle has not been sold during or prior to that monthly period, an amount advanced by the servicer equal to the lesser of (x) the Lease Residual for the related leased vehicle, reduced, in the case of any Extended Lease, by the aggregate amount of any Extended Lease Payments with respect to that lease asset received by the servicer since the scheduled lease end date of that lease asset and (y) the amount the servicer, in its sole discretion, has estimated will be recoverable from the sale or other disposition of the leased vehicle related to that lease.

“reviewed lease assets” has the meaning set forth in “The Lease Assets and the Secured Notes—Depositor Review of the [Initial] Lease Asset Pool.”

[“revolving period” has the meaning set forth in “Summary—The Revolving Period.”][The revolving period will be no longer than three years from the initial closing date.]

[“risk retention reserve account” means the account so designated, established and maintained pursuant to the administration agreement.]

“Sale Proceeds” means, with respect to any lease asset and the distribution date following the monthly period in which the related vehicle was sold or otherwise disposed of by the servicer, an amount equal to the sum of the following:

(1)	all proceeds from the sale of the related leased vehicle following the termination of the lease, net of amounts withheld by auctions as fees and reimbursable expenses, including any amounts realized from sales to dealers, during the related monthly period, plus

(2)	if the lease terminated prior to its scheduled lease end date (other than by reason of being a Pull Ahead Lease Asset), all amounts paid by the lessee in connection with the early termination under the lease, plus

(3)	without duplication of any amounts described in clause (1) or (2), any other amounts (other than Excluded Amounts, supplemental servicing fees, Excess Payments and any Extended Lease Payments on that lease asset) received by the servicer during the related monthly period with respect to the lease after its scheduled lease end date, including all amounts collected by the servicer in respect of excess wear and excess mileage charges for the related leased vehicle, minus

(4)	the sum of (a) any liquidation expenses with respect to that lease asset, (b) any amounts that are required to be paid or refunded to the lessee or any other person or entity under applicable law and (c) any Sales and Use Tax Amounts payable under the lease.

“Sales and Use Tax Amount” means the portion of each payment under a lease asset that is allocable to fees and sales, use or other taxes or similar payments due under the lease.

[“scheduled insurer payments” has the meaning set forth in “The Transfer Agreements and Servicing Agreements—Credit Enhancement—Insurance from a Monoline Financial Guarantor.”]

“SEC” means the Securities and Exchange Commission.

“Second Priority Principal Distributable Amount” means with respect to any distribution date [related to the amortization period], an amount, not less than zero, equal to the difference between (i) the excess, if any, of (a) the aggregate outstanding principal balance of the Class A Notes and the Class B Notes as of the preceding distribution date (after giving effect to any principal payments made on the Class A Notes and the Class B Notes on that date) (or with respect to the first distribution date, on the [initial] closing date), over (b) the Aggregate ABS Value of the lease assets at the close of business of the related monthly period, and (ii) the First Priority Principal Distributable Amount, if any, with respect to that distribution date.

“Secured Note Interest Distributable Amount” means, with respect to each secured note and any distribution date, the sum of:

(a)	the Secured Note Monthly Accrued Interest for that secured note on that distribution date,

(b)	any Secured Note Interest Distributable Amount due but not paid with respect to that secured note on the preceding distribution date and

(c)	interest on any unpaid Secured Note Interest Distributable Amount specified in clause (b) determined by multiplying

(1)	the Secured Note Rate, by

(2)	the amount of the unpaid Secured Note Interest Distributable Amount, and by

(3)	1/12.

“Secured Note Monthly Accrued Interest” means, with respect to any distribution date and each secured note, the product of (1) the Secured Note Principal Balance of the secured note at the close of business on the immediately preceding distribution date (after giving effect to the distribution of the Secured Note Principal Distributable Amount on that date in accordance with the servicing agreement or, with respect to the first distribution date, the initial Secured Note Principal Balance of that secured note), (2) 1/12 (or, with respect to the first distribution date, [                    ] divided by 360), and (3) the Secured Note Rate.

“Secured Note Percentage” means approximately [    ]%.

“Secured Note Principal Balance” means, with respect to each secured note on any date of determination, an amount equal to (a) 50% of the Secured Note Percentage of the aggregate Initial ABS Value reduced by (b) all payments prior to that date of determination in respect of principal made to the holder of that secured note.

“Secured Note Principal Distributable Amount” means for any distribution date, the lesser of:

(a)	the aggregate Secured Note Principal Balance at the close of business on the immediately preceding distribution date (after giving effect to any principal payments made on the secured notes on that proceeding distribution date) (or with respect to the first distribution date, on the [initial] closing date) and

(b)	an amount equal to the excess, if any, of (i) the aggregate Secured Note Principal Balance as of the close of business on the immediately preceding distribution date (after giving effect to any principal payments made on the secured notes on that proceeding distribution date) (or with respect to the first distribution date, on the [initial] closing date), over (ii) the result of the Aggregate ABS Value as of the close of business on the last day of the related monthly period minus the ABLT Overcollateralization Amount for that distribution date.

Notwithstanding the foregoing, on the final scheduled distribution date for the secured notes, the Secured Note Principal Distributable Amount will also include the amount that is necessary, after giving effect to other amounts withdrawn on the distribution date and allocable to payments of principal, to reduce the outstanding principal balance of the secured notes to zero.

“Secured Note Rate” has the meaning set forth in “The Lease Assets and the Secured Notes—Terms of the Secured Notes.”

“secured notes” has the meaning set forth in “Overview.”

“Securities Act” means the United States Securities Act of 1933, as amended.

[“Senior Swap Termination Payment” means any swap termination payments payable by the issuing entity as a result of the termination on an interest rate swap relating to the Class A-2b Notes due to (1) a tax event or illegality under that interest rate swap or (2) any other event of default or termination event under that interest rate swap, unless, in the case of this clause (2), the applicable swap counterparty is the defaulting party or the sole affected party.]

“servicer” has the meaning set forth in “Summary—The Parties.”

“Servicer Default” has the meaning set forth in “The Transfer Agreements and Servicing Agreements—Servicer Default.”

“servicing agreement” means the servicing agreement, dated as of the [initial] closing date, between Ally Financial, as the servicer and custodian and ABLT, as the same may be amended, supplemented or otherwise modified from time to time.

“SmartLease Plus Account” means a lease as to which the lessee makes a single upfront payment that entitles him or her to use the related vehicle until the termination date of the lease (effectively, a “single payment” lease).

“special purpose entity” has the meaning set forth in “Insolvency Aspects of the Offering—Consequences of Insolvency Regimes for Payments on the Notes.”

“Standard & Poor’s” means Standard & Poor’s Ratings Services.

“Stated Residual Value” has the meaning set forth in “Description of Auto Lease Business—Determination of Residual Value.”

“Statutory Trust Statute” is the Delaware Statutory Trust Act, 12 Del. C. §§ 3801, et seq.

[“Subordinate Swap Termination Payments” mean any swap termination payments other than Senior Swap Termination Payments payable by the issuing entity as a result of the early termination of the interest rate swap relating to the Class A-2b Notes.]

[“subsequent cutoff date” has the meaning set forth in “Summary—Issuing Entity Assets.”

[“subsequent hypothetical pool of lease assets” has the meaning set forth in “Weighted Average Life of the Offered Notes.”

[“subsequent lease assets” has the meaning set forth in “Summary—Additional Funding Period.”]

[“subsequent secured notes” has the meaning set forth in “Summary—Additional Funding Period.”]

“supplemental servicing fee” means, with respect to a distribution date, all investment earnings on the ABLT collection account, the note distribution account, the reserve account, the AART collection account and the Payment Ahead Servicing Account during the monthly period related to that distribution date and any late fees, extension fees, check charges, disposition fees, purchase option fees, prepayment charges, early termination fees and other administrative fees and expenses or similar charges with respect to the lease assets, collected (from whatever source) on the lease assets serviced by the servicer during the related monthly period.

[“[swap][cap] counterparty” has the meaning set forth in “Summary—Interest Rate [Swaps][Caps].”

“Sykes” has the meaning set forth in “Servicing and Administration Procedures.”

“Tax Non-Entity” means a trust in which all of the certificates of that trust which are owned by the depositor, and the depositor and the servicer agree to treat the trust as a division of the depositor and hence disregarded as a separate entity for purposes of federal, state and local income and franchise taxes.

“Tax Partnership” means a trust in which the depositor, the servicer and the applicable holders agree to treat certificates as equity interests in a partnership for purposes of federal, state and local income and franchise taxes.

“titling agent” has the meaning set forth in “Summary—The Parties.”

“Third Priority Principal Distributable Amount” means with respect to any distribution date [related to the amortization period], an amount, not less than zero, equal to the difference between (i) the excess, if any, of (a) the aggregate outstanding principal balance of the Class A Notes, the Class B Notes and the Class C Notes as of the preceding distribution date (after giving effect to any principal payments made on the Class A Notes, the Class B Notes and the Class C Notes on that date) (or with respect to the first distribution date, on the [initial] closing date), over (b) the Aggregate ABS Value of the lease assets at the close of business of the related monthly period, and (ii) the sum of (a) the First Priority Principal Distributable Amount and (b) the Second Priority Principal Distributable Amount, if any, with respect to that distribution date.

“Total Available Amount” has the meaning set forth in “The Notes—Distributions on the Notes.”

“Transfer Agreements and Servicing Agreements” has the meaning set forth in “The Transfer Agreements and Servicing Agreements.”

“Transportation Act” has the meaning set forth in “Legal Aspects of the Secured Notes and Lease Assets—Vicarious Liability.”

“Treasury” means the U.S. Department of Treasury.

“Treasury Regulations” means the regulations issued by the Treasury under the Internal Revenue Code.

“trust” has the meaning set forth in “Summary—The Parties.”

“UCC” means the Uniform Commercial Code as in effect in the relevant jurisdiction from time to time.

“Unapplied Extended Lease Payment Amount” means, with respect to each distribution date, the amount of any Extended Lease Payments deposited into the ABLT collection account by the servicer during the related monthly period in respect of Unapplied Extended Leases.

“Unapplied Extended Leases” means, with respect to each distribution date, any Extended Lease that has not become a Liquidating Lease Asset during or prior to the related monthly period.

“VAULT” means Vehicle Asset Universal Leasing Trust, a Delaware statutory trust created under the Statutory Trust Statute under the VAULT Trust Agreement.

“VAULT security agreement” means the VAULT Pledge and Security Agreement, dated as of the [initial] closing date, by VAULT and made in favor of the holders of the secured notes.

“VAULT trust agreement” means the Second Amended and Restated Trust and Servicing Agreement, dated as of March 25, 2004, between Ally Financial, as the servicer and initial beneficiary, and the VAULT Trustee, as the same may be amended, supplemented or otherwise modified from time to time.

“VAULT Trustee” means BNY Mellon Trust of Delaware (formerly known as BNYM (Delaware)) and The Bank of New York (Delaware), as successor to Chase Bank USA, National Association, as trustee of VAULT under the VAULT trust agreement.

“Vehicle” means an automobile or light truck that is or has been leased under a Program Lease and that is or will be titled in the name of VAULT and with respect to which Ally Bank is the trust beneficiary.

[“vote tabulation agent” has the meaning set forth in “The Lease Assets and the Secured Notes—Asset Representations Review—Voting.”]

“Warranty Lease Asset” means a lease asset that ACOL LLC or Ally Bank has become obligated to remove or purchase pursuant to the allocation agreement or the pooling agreement.

“Warranty Payment” means, with respect to (a) each Warranty Lease Asset, an amount equal to the sum of (1) the ABS Value of that Warranty Lease Asset determined as of the close of business on the last day of the monthly period prior to the monthly period as of which ACOL LLC or Ally Bank is required (or, if earlier, elects) to remove or purchase that lease asset, and (2) all Outstanding Advances made with respect to past due and unpaid Monthly Lease Payments due under that lease asset that remain outstanding on the date of removal or purchase and (b) each Warranty Secured Note, an amount equal to the Secured Note Principal Balance, plus accrued interest calculated at the Secured Note Rate, determined as of the close of business on the last day of the monthly period prior to the monthly period as of which the depositor is required to (or, if earlier, elects to) repurchase such Warranty Secured Note.

“Warranty Secured Note” means a Secured Note that the depositor has become obligated to repurchase (or to use reasonable efforts to enforce the obligation of the servicer to purchase) pursuant to the Transfer Agreements and Servicing Agreements.

APPENDIX A: STATIC POOL DATA

The following information represents static pool data from the sponsor’s public securitizations in [2012,] 2013, 2014, 2015 and [        ]. This information is incorporated by reference into the prospectus. In cases of omitted information from the following tables, such omitted information is either unavailable or would only be available with unreasonable effort or expense.

Actual prepayments on a lease are any monthly lease payments related to that lease in excess of the required monthly lease payment for that lease for the applicable period. These include voluntary prepayments, voluntary early terminations, payments from third parties, repurchases, repossession proceeds, funds not recovered due to charge-offs and servicer advances. However, the “Prepayment Speeds” shown in the following tables are the percentage of the actual aggregate ABS value of the pool represented by the difference between the actual month-end aggregate ABS value of the pool and the scheduled month-end aggregate ABS value of the pool. The amount by which the actual aggregate ABS value is lower than the scheduled aggregate ABS value is the “prepayment amount.” The “prepayment amount” is divided by the scheduled aggregate ABS value at month-end and then by the number of months elapsed since the [initial] cutoff date to determine the average prepayment rate. The prepayment rate for the most recent month is determined from the cumulative average prepayment rates for the current and immediately prior months. ABS prepayment speeds, on the other hand, are measured as a percentage of the [initial] cutoff date aggregate ABS value. The “Net Losses (Gains) on Early Term Defaults” shown in the following tables represent actual charge-offs, net of recoveries, on the lease assets where the related lessor has defaulted in making payments on a lease prior to the end of the original lease term. The “Net Losses (Gains) on Returned Vehicles Sold” shown in the following tables represent actual charge-offs, net of recoveries, on the leased vehicles sold at the end of the lease term after the payment in full of the related lease. The “Cumulative Net Losses (Gains)” shown in the following tables represents the aggregate of the Net Losses (Gains) on Early Term Defaults and Net Losses (Gains) on Returned Vehicles Sold. With respect to each of the Net Losses (Gains) on Early Term Defaults, the Net Losses (Gains) on Returned Vehicles Sold and the Cumulative Net Losses (Gains), the number of leases presented represents the number of lease assets in each category that have experienced either a net loss or a net gain, the dollar amount represents the amount in dollars of the net loss or gain realized with respect to a lease asset and the percentage presented represents the net losses or gains with respect to the lease assets for the reporting period as a percentage of the initial aggregate ABS values, in each case, on a cumulative and on a monthly basis. Where “Clean-up Call Exercised” appears in the prepayment speed column, the servicer exercised its option to purchase the lease assets in the month indicated, as described in the prospectus under “The Transfer Agreements and Servicing Agreements—Termination—Servicer Purchase Option.”

We have included delinquency statistics for the [2012,] 2013, 2014, 2015 and [        ] public securitizations of the sponsor. A “delinquent lease asset” is a lease asset for which payment of the required payment amount within $[25] has not been received by the servicer by the payment due date as of the end of the monthly period. Charged off lease assets are not considered delinquent lease assets as any loss on such lease assets has already been realized. The “Delinquency Data” for these pools represents leases greater than 30 days delinquent at the reporting date, which is the end of the calendar month. Charged off lease assets are not included in the delinquency data. The number of leases, percentage of the [initial] aggregate ABS Value and the total dollar amount of delinquencies between 31 and 60 days, 61 and 90 days, 91 and 120 days and 121 days or more, at the reporting date, are shown, as well as the aggregate ABS value of 61 days or more delinquent lease assets as a percentage of the aggregate ABS value of all outstanding lease assets.

The initial characteristics of the pools presented may differ from those of the lease assets described in this prospectus. These differences, along with the varying economic conditions applicable to the securitized pools, may impact the performance of securitized pools. There can be no assurance that the performance of the prior securitization transactions outlined in this Appendix A will correspond to, or be an accurate predictor of, the performance of the lease assets described in this prospectus.

Notwithstanding the fact that Ally Bank [or its subsidiary ABLT] acquired or originated all of the lease assets that were included in each prior securitized pool that is described in this Appendix A and also originated all of the lease assets that are described in this prospectus, the original characteristics of each prior securitized pool will likely differ, in some cases in material ways, from the lease assets described in this prospectus. Nevertheless, our underwriting and origination procedures have remained relatively stable over time and so the prior securitized pools are generally comparable to the lease assets described in this prospectus.

The tables that follow show the characteristics of each pool presented as compared to the characteristics of the lease assets described in this prospectus. Tables comparing the initial characteristics of each pool to the characteristics of the lease assets described in this prospectus follow the Prepayment Speeds, Net Loss Statistics and Delinquency Data presented below. [This information will also be presented in graphical form for the individual pool of lease assets to the extent such would aid in the understanding of the table data.] The initial lease assets pool statistics for the [2012,] 2013, 2014, 2015 and [        ] public securitizations are presented as of the applicable [initial] cutoff dates.

“Lease Residual” is the lesser of ALG Residual, as adjusted as set forth under “Description of Auto Lease Business—Determination of Residual Value” in the prospectus, and the Stated Residual Value, in each case, set at lease inception. [”Discounted Lease Residual” is the net present value of the Lease Residual, discounted at the Discount Rate, consistent with the definition of ABS Value.] As used in the following tables, the average “Seasoning (In Months),” average “Remaining Term (In Months)” and average “Original Term (In Months)” are the weighted averages of such terms weighted by ABS Value of each lease asset as of the [initial] cutoff date. The amount in the column for “average” in the calculation of “Original FICO Score” is based on a weighting by ABS Value of each lease asset as of the [initial] cutoff date [and excludes lease assets for which no FICO Score is available or for which the obligor is a business account]. The “Initial Adjusted MSRP” is the manufacturer’s suggested retail price of the leased vehicle plus the value, at lease inception, of any dealer installed options minus the value of any equipment removed from the leased vehicle. The calculations with respect to “Initial ABS Value,” “[Discounted] Lease Residual,” “Seasoning (In Months),” “Remaining Term (In Months),” “Original Term (In Months),” “Original FICO Score,” “[Discounted] Lease Residual as a % of Initial ABS Value” and “[Discounted] Lease Residual as a % of Initial Adjusted MSRP” exclude lease assets with a Lease Residual of $0. Percentages may not equal 100.00% due to rounding.

Graphical information related to Prepayment Speeds, Net Losses (Gains) on Early Term Defaults, Net Losses (Gains) on Returned Vehicles Sold, Cumulative Net Losses (Gains), Delinquency Data for 61 or more days delinquent lease assets, Monthly Payment Advances, Residual Advances and Payments Ahead is shown in each case on the basis of the months elapsed since the [initial] closing date for each securitized pool and as a percentage of the aggregate Initial ABS Value of the related pool.

For the sponsor’s U.S. average daily delinquency data as of the years ended 20    , 20    , 20    , 20    and 20    [, and the [        ] months ended [        , 20    and 20    ], see “The Sponsor’s Portfolio Data—Vehicle Lease Delinquency Information” in the prospectus.

ALLY AUTO RECEIVABLES TRUST 20[    ]-SN[    ]

Initial Aggregate Principal Balance of AART 20[    ]-SN[    ] Secured Notes of $[        ].

Net Loss Statistics
		Net Losses (Gains) on Early Term Defaults						Net Losses (Gains) on Returned Vehicles Sold
		Total for Month			Cumulative			Total for Month			Cumulative
Month	Prepayment Speeds	$	Number	%	$	Number	%	$	Number	%	$	Number	%
Opening Balance
[Month]
[Month]
[Month]
[Month]
[Month]

Cumulative Net Losses (Gains)
		Total for Month			Cumulative
Month	Total Leases	$	Number	%	$	Number	%
Opening Balance
[Month]
[Month]
[Month]
[Month]
[Month]

Delinquency Data

	31-60 Days			61-90 Days			91-120 Days			121+ Days
Month	Number of Leases	$	%	Number of Leases	$	%	Number of Leases	$	%	Number of Leases	$	%	% 61+ Days Delinquent
[Month]
[Month]
[Month]
[Month]
[Month]
[Month]

Initial Characteristics of Lease Assets

	AART 20[ ]-SN[ ]			AART 20[ ]-SN[ ]
	Average	Minimum	Maximum	Average	Minimum	Maximum
Initial ABS Value
[Discounted] Lease Residual
Seasoning (In Months)
Remaining Term (In Months)
Original Term (In Months)
Original FICO Score
[Discounted] Lease Residual as a % of Initial ABS Value
[Discounted] Lease Residual as a % of Initial Adjusted MSRP
Percentage of New Vehicles
[Initial] Cutoff Date

Initial Distribution of Lease Assets by Original Lease Term

	AART 20[ ]-SN[ ]		AART 20[ ]-SN[ ]
Original Term	Number of Lease Assets	Percentage of Total Number of Lease Assets	Number of Lease Assets	Percentage of Total Number of Lease Assets
0 to 12
13 to 24
25 to 36
37 to 39
40 to 48

Total

	AART 20[ ]-SN[ ]			AART 20[ ]-SN[ ]
Original Term	Initial ABS Value	Percentage of Initial ABS Value	Aggregate Lease Residual as a % of Aggregated Adjusted MSRP	Initial ABS Value	Percentage of Initial ABS Value	Aggregate Lease Residual as a % of Aggregated Adjusted MSRP
0 to 12
13 to 24
25 to 36
37 to 39
40 to 48

Total

Initial Distribution of Lease Assets by Scheduled Lease End Date

	AART 20[ ]-SN[ ]		AART 20[ ]-SN[ ]
Scheduled Lease End Date	Number of Lease Assets	Percentage of Total Number of Lease Assets	Number of Lease Assets	Percentage of Total Number of Lease Assets
[Month] - [Month]
[Month] - [Month]
[Month] - [Month]
[Month] - [Month]
[Month] - [Month]
[Month] - [Month]
[Month] - [Month]
[Month] - [Month]
[Month] - [Month]
[Month] - [Month]
[Month] - [Month]
[Month] - [Month]
[Month] - [Month]
[Month] - [Month]
[Month] - [Month]

Total

	AART 20[ ]-SN[ ]			AART 20[ ]-SN[ ]
Scheduled Lease End Date	Initial ABS Value	Percentage of Initial ABS Value	Aggregate Lease Residual as a % of Aggregated Adjusted MSRP	Initial ABS Value	Percentage of Initial ABS Value	Aggregate Lease Residual as a % of Aggregated Adjusted MSRP
[Month] - [Month]
[Month] - [Month]
[Month] - [Month]
[Month] - [Month]
[Month] - [Month]
[Month] - [Month]
[Month] - [Month]
[Month] - [Month]
[Month] - [Month]
[Month] - [Month]
[Month] - [Month]
[Month] - [Month]
[Month] - [Month]
[Month] - [Month]
[Month] - [Month]

Total

Initial Distribution of Lease Assets by State

The following tables set forth the number and percentage of the Initial ABS Value and total number of lease assets in the states with the largest concentration of lease assets for each of these pools. The distribution of the lease assets as of the respective [initial] cutoff date, based on the billing address of the lessee on the lease, was as follows:

AART 20[ ]-SN[ ]
State	Number of Lease Assets	Percentage of Total Number of Lease Assets	Initial ABS Value	Percentage of Initial ABS Value
[State]
[State]
[State]
[State]
[State]
[State]
[Other]

Total

The AART 20 –SN[    ] pool of lease assets includes lease assets originated in [all 50] states [and the District of Columbia]. No other state accounts for more than [    ]% and [    ]% of the total number of lease assets and Initial ABS Value, respectively, for the AART 20 –SN[    ] pool of lease assets.

AART 20[ ]-SN[ ]
State	Number of Lease Assets	Percentage of Total Number of Lease Assets	Initial ABS Value	Percentage of Initial ABS Value
[State]
[State]
[State]
[State]
[State]
[State]
[Other]

Total

The AART 20 –SN[    ] pool of lease assets includes lease assets originated in [all 50] states [and the District of Columbia]. No other state accounts for more than [    ]% and [    ]% of the total number of lease assets and Initial ABS Value, respectively, for the AART 20 –SN[    ] pool of lease assets.

Initial Distribution of Lease Assets by Vehicle Make

AART 20[ ]-SN[ ]
Vehicle Make	Number of Lease Assets	Percentage of Total Number of Lease Assets	Initial ABS Value	Percentage of Initial ABS Value
[Make]
[Make]
[Make]
[Make]
[Make]
[Other]

Total

No other make accounts for more than [    ]% of the Initial ABS Value for the AART 20 –SN[    ] pool of lease assets.

AART 20[ ]-SN[ ]
Vehicle Make	Number of Lease Assets	Percentage of Total Number of Lease Assets	Initial ABS Value	Percentage of Initial ABS Value
[Make]
[Make]
[Make]
[Make]
[Make]
[Other]

Total

No other make accounts for more than [    ]% of the Initial ABS Value for the AART 20 –SN[    ] pool of lease assets.

Initial Distribution of Lease Assets by Vehicle Model

AART 20[ ]-SN[ ]
Vehicle Model	Number of Lease Assets	Percentage of Total Number of Lease Assets	Initial ABS Value	Percentage of Initial ABS Value
[Model]
[Model]
[Model]
[Model]
[Model]
[Other]

Total

No other model accounts for more than [    ]% of the Initial ABS Value for the AART 20 –SN[    ] pool of lease assets.

AART 20[ ]-SN[ ]
Vehicle Model	Number of Lease Assets	Percentage of Total Number of Lease Assets	Initial ABS Value	Percentage of Initial ABS Value
[Model]
[Model]
[Model]
[Model]
[Model]
[Other]

Total

No other model accounts for more than [    ]% of the Initial ABS Value for the AART 20 –SN[    ] pool of lease assets.

Servicer Advances

	AART 20[ ]-SN[ ]		AART 20[ ]-SN[ ]
Month	Monthly Payment Advances	Residual Advances	Monthly Payment Advances	Residual Advances
[Month 1]
[Month 2]
[Month 3]
[Month 4]

Total

Pull Ahead Data

	AART 20[ ]-SN[ ]			AART 20[ ]-SN[ ]
Terminating Quarter	Number of Lease Assets	Average Waived Payments	Total Waived Payments	Number of Lease Assets	Average Waived Payments	Total Waived Payments
[Quarter 1]
[Quarter 2]
[Quarter 3]
[Quarter 4]
[Quarter 5]

Total

Prepayment Speeds, [2012]-[         ] Public Securitizations

The chart below shows Prepayment Speed for each of the sponsor’s public securitizations in [2012], 2013, 2014, 2015 and [         ]. The calculation of Prepayment Speed is described on page A-1 of this Appendix A.

Losses (Gains) on Early Term Defaults, [2012]-[        ] Public Securitizations

The chart below shows losses and gains for early term defaults for each of the sponsor’s public securitizations in [2012,] 2013, 2014, 2015 and [        ]. The calculation of a loss (gain) related to an early term default is described on page A-1 of this Appendix A.

Losses (Gains) on Return Vehicles Sold, [2012]-[        ] Public Securitizations

The chart below shows losses and gains for the returned vehicles sold by the servicer for each of the sponsor’s public securitizations in [2012,] 2013, 2014, 2015 and [        ]. The calculation of a loss (gain) related to a returned vehicle is described on page A-1 of this Appendix A.

Cumulative Losses (Gains) on Lease Assets, [2012]-[         ] Public Securitizations

The chart below shows the cumulative losses and gains for each of the sponsor’s public securitizations in [2012,] 2013, 2014, 2015 and [        ]. The calculation of a cumulative loss or gain is described on page A-1 of this Appendix A.

61+ Day Delinquency Percentage, [2012]-[        ] Public Securitizations

The chart below shows the 61+ day delinquency percentage for each of the sponsor’s public securitizations in [2012,] 2013, 2014. 2015 and [        ]. The calculation of the 61+ day delinquency percentage is described on page A-1 of this Appendix A.

Monthly Payment Advances, [2012]-[        ] Public Securitizations

The chart below shows the monthly payment advances made by the servicer for each of the sponsor’s public securitizations in [2012,] 2013, 2014. 2015 and [        ]. The calculation of monthly payment advances is described on page A-1 of this Appendix A.

Residual Advances, [2012]-[        ] Public Securitizations

The chart below shows the residual advances made by the servicer for each of the sponsor’s public securitizations in [2012,] 2013, 2014. 2015 and [        ]. The calculation of residual advances is described on page A-1 of this Appendix A.

Lessee Payments Ahead, [2012]-[        ] Public Securitizations

The chart below shows lessee payment ahead for each of the sponsor’s public securitizations in [2012,] 2013, 2014. 2015 and [        ]. The calculation of payments ahead is described on page A-1 of this Appendix A.

No dealer, salesman or other person has been authorized to give any information or to make any representations not contained in this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the depositor, the servicer, the administrator or the underwriters. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the notes offered hereby to anyone in any jurisdiction in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make any such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder will, under any circumstances, create an implication that information herein or therein is correct as of any time since the date of this prospectus.

Until the expiration of the 90 days after the date of this prospectus, all dealers effecting transactions in the notes whether or not participating in this distribution, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters for their unsold allotments or subscriptions.

Ally Auto Receivables Trust 20    -SN

Issuing Entity

$

Asset Backed Notes,

Class A

Class B

Class C

Class D

Ally Auto Assets LLC

Depositor

Ally Bank

Sponsor

Ally Financial Inc.

Servicer and Administrator

PROSPECTUS

[Underwriters]

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 12.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the estimated expenses to be incurred in connection with the offering of the term notes, other than underwriting discounts and commissions, described in this Amendment No. 2 to the Registration Statement:

Securities and Exchange Commission registration fee	$660,828	**
Printing and engraving costs	$750,000	*
Legal fees	$3,000,000	*
Trustee fees and expenses	$500,000	*
Accountant’s fees	$2,000,000	*
Rating Agencies’ fees	$5,000,000	*
Miscellaneous expenses	$500,000	*

Total	$12,410,828

*	Estimated
**	Actual, including an estimate of registration fees for additional securities that may be registered in accordance with Rules 456(c) and 457(s) of the Securities Act.

ITEM 13.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Amended and Restated Limited Liability Company Agreement of Ally Auto Assets LLC provides that Ally Auto Assets LLC will indemnify and advance expenses to every officer and director and, in some cases, to members to the fullest extent permitted by applicable law, against all amounts (including judgments, fines, payments in settlement, attorneys’ fees and other expenses) reasonably incurred by any of them in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that the person is or was an officer, director or member, as applicable, of Ally Auto Assets LLC. Further, the Amended and Restated Limited Liability Company Agreement of Ally Auto Assets LLC provides that Ally Auto Assets LLC may purchase and maintain insurance on behalf of its officers and directors against liabilities asserted against them in their capacities as officers and directors, respectively. Section 18-108 of the Delaware Limited Liability Company Act provides that a Delaware limited liability company may, and shall have the power to, indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever, subject to standard restrictions, if any, as are set forth in its limited liability company agreement.

ITEM 14.	EXHIBITS.

A list of exhibits filed herewith or incorporated by reference is contained in the Exhibit Index which is incorporated herein by reference.

ITEM 15.	UNDERTAKINGS.

(a) As to Rule 415:

Each of the undersigned registrants Ally Bank Lease Trust and Ally Auto Assets LLC hereby undertakes:

(1) That, To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933 (the “Securities Act”);

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the registration statement is on Form SF-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement; provided, further, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is for an offering of asset-backed securities on Form SF-3 and the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB (§229.1100(c)).

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser,

(i) If the applicable registrant is relying on Rule 430D (§230.430D):

(A)	Each prospectus filed by the applicable registrant pursuant to §§ 230.424(b)(3) and (h) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)	Each prospectus required to be filed pursuant to § 230.424 (b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on § 230.430D relating to an offering made pursuant to § 230.415(a)(1)(vii) or (a)(1)(xii) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in § 230.430D, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5) That, for the purpose of determining liability of either registrant under the Securities Act to any purchaser in the initial distribution of the securities:

Each undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the applicable undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the applicable undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424);

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the applicable undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the applicable undersigned registrant or its securities provided by or on behalf of the applicable undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the applicable undersigned registrant to the purchaser.

(6) If the applicable registrant is relying on § 230.430D, with respect to any offering of securities registered on Form SF-3 (§ 239.45), to file the information previously omitted from the prospectus filed as part of an effective registration statement in accordance with § 230.424(h) and § 230.430D.

(b) As to documents subsequently filed that are incorporated by reference:

Each of the undersigned registrants hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the applicable registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) As to indemnification:

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, each of the undersigned registrants has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by either registrant of expenses incurred or paid by a director, officer or controlling person of the applicable registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the applicable registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d) As to Rule 430A:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by either of the undersigned registrants pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) As to qualification of Trust Indentures under Trust Indenture Act of 1939 for delayed offerings:

Each of the undersigned registrants hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of section 310 of the Trust Indenture Act (“Act”) in accordance with the rules and regulations prescribed by the Commission under section 305(b)(2) of the Act.

(f) As to Regulation AB:

Each of the undersigned registrants hereby undertakes:

That, for purposes of determining any liability under the Securities Act, each filing of the annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 of a third party that is incorporated by reference in the registration statement in accordance with Item 1100(c)(1) of Regulation AB (17 CFR 229.1100(c)(1)) shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SF-3 and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Detroit, State of Michigan, on the 13th day of April, 2016.

ALLY AUTO ASSETS LLC

/s/ Ryan C. Farris
Name:	Ryan C. Farris
Title:	President

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed on April 13, 2016 by the following persons in the capacities indicated.

Signature	Title

* Ryan C. Farris	President and Director (Principal Executive Officer)

* Matthew T. St. Charles	Vice President and Director (Principal Financial Officer)

* Martha S. Tate	Vice President and Director

* Christopher D. Weiss	Vice President and Director

* Richard E. Damman	Director

* Matthew Y. Loucks	Controller (Principal Accounting Officer)

*By:	/s/ Richard V. Kent
Name:	Richard V. Kent
Title:	Attorney-in-Fact

*	The undersigned, by signing his name hereto, does hereby sign this Amendment No. 2 to the Registration Statement on behalf of the above-indicated officer or director of the registrant pursuant to the Power of Attorney signed by such officer or director.

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SF-3 and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Detroit, State of Michigan, on the 13th day of April, 2016.

ALLY BANK LEASE TRUST

By: ALLY CENTRAL ORIGINATING LEASE LLC, as attorney-in-fact on behalf of Ally Bank Lease Trust

/s/ Ryan C. Farris
Name:	Ryan C. Farris
Title:	President

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed on April 13, 2016 by the following persons in the capacities indicated.

Signature	Title

* Ryan C. Farris	President and Director (Principal Executive Officer)

* Matthew T. St. Charles	Vice President and Director (Principal Financial Officer)

* Christopher D. Weiss	Vice President and Director

* Martha S. Tate	Vice President and Director

* David J. Brophy	Director

* Matthew Y. Loucks	Controller (Principal Accounting Officer)

*By:	/s/ Richard V. Kent
Name:	Richard V. Kent
Title:	Attorney-in-Fact

*	The undersigned, by signing his name hereto, does hereby sign this Amendment No. 2 to the Registration Statement on behalf of the above-indicated officer or director of the registrant pursuant to the Power of Attorney signed by such officer or director.

EXHIBIT INDEX

Exhibit Index	Description

1.1	Form of Underwriting Agreement for the Notes.*

3.1	Amended and Restated Limited Liability Company Agreement of Ally Auto Assets LLC entered into on September 10, 2009 (incorporated by reference from Amendment No. 1 to Registration Statement File No. 333-163392, dated November 27, 2009).

3.2	Declaration of Trust, dated as of March 10, 2014, by Deutsche Bank Trust Company Delaware and acknowledged, accepted and agreed to by ACOL LLC.*

3.3	Form of ABLT 20 -SN Supplement to Declaration of Trust between ACOL LLC and Deutsche Bank Trust Company Delaware.*

4.1	Form of AART Trust Agreement between the Depositor and the AART owner trustee.*

4.2	Form of AART Indenture between the Issuing Entity and the AART indenture trustee.*

4.3	Form of ABLT 20 -SN Indenture between ABLT and the ABLT indenture trustee.*

5.1	Opinion of Kirkland & Ellis LLP with respect to legality of Secured Notes and the Notes.**

8.1	Opinion of Kirkland & Ellis LLP with respect to tax matters of Secured Notes and the Notes.**

23.1	Consent of Kirkland & Ellis LLP (included as part of Exhibit 5.1 and 8.1). **

24.1	Power of Attorney with respect to signatories for ACOL LLC. *

24.2	Power of Attorney with respect to ABLT.*

24.3	Power of Attorney with respect to signatories for Ally Auto. *

25.1	Statement of Eligibility of the AART Indenture Trustee for the Notes secured by the Secured Notes.***

25.2	Statement of Eligibility of the ABLT Indenture Trustee for the Secured Notes.***

36.1	Form of Certification. *

99.1	Form of Notice of Removal of Lease Assets to the Residual Interest and Allocation of Lease Assets to Series 20 -SN .*

99.2	Form of VAULT Pledge and Security Agreement by VAULT.*

99.3	Form of ABLT 20 -SN Allocation Agreement among ACOL LLC, the ABLT owner trustee, the ABLT indenture trustee, ABLT and Ally Bank.*

99.4	Form of ABLT 20 -SN Servicing Agreement between ABLT and Ally Financial and acknowledged and accepted by the ABLT indenture trustee.*

99.5	Form of ABLT 20 -SN Pull Ahead Funding Agreement among ABLT, Ally Financial and the ABLT indenture trustee.*

99.6	Form of Pooling Agreement between Ally Bank and the Depositor.*

99.7	Form of Trust Sale Agreement between the Depositor and the Issuing Entity.*

99.8	Form of Administration Agreement among Ally Financial, the Depositor and the Issuing Entity.*

99.9	Form of Asset Representations Review Agreement among the Asset Representations Reviewer, Ally Financial, Ally Bank, ABLT and the Issuing Entity.*

*	Previously filed.
**	Filed herewith.
***	To be filed in accordance with Section 305(b)(2) of the Trust Indenture Act of 1939.

E-1